Form 20-F
period 2022-06-30
ioneer Ltd
filed 2022-10-21
CIK 1896084

As filed with the Securities and Exchange Commission on October 21, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from      to
Commission File No. 001-41412
IONEER LTD
(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060, Australia
(Address of principal executive offices)
Bernard Rowe
Managing Director and Chief Executive Officer
61 (2) 9922-5800 (telephone)
Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060, AU
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered or to be registered:
American Depositary Shares each representing 40 Ordinary Shares, no par value	IONR	The Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2022: 2,091,299,420 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.
Yes  ☐ No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.
Yes  ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes  ☐ No ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP  ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company.
Yes  ☐ No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ☐ No  ☐

i

ii

iii

 INTRODUCTION

ioneer Ltd (“ioneer” or the “Company”) is the operator and 100% owner of the Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge” or “the Project”) located in Nevada, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Rhyolite Ridge is expected to become a globally significant, long-life, cost-effective source of lithium and boron vital to a sustainable future.

Rhyolite Ridge’s unique mineralogy allows lithium and boron to be extracted in a low-cost and environmentally sustainable manner. The Project’s commercial viability is made possible by having both lithium and boron revenue streams.

On April 30, 2020, we completed a definitive feasibility study (the “DFS”) which demonstrated that the Project can operate at scale, over a long life and with the potential to be a low-cost and globally significant producer of both lithium and boron. Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and processing activities to become a U.S. source of lithium and boron. As of June 30, 2022, we had invested A$171.8 million in the Rhyolite Ridge Project.

On September 16, 2021, we reached an agreement to enter into a strategic placement (the “Sibanye-Stillwater Placement”) and a joint venture (the “Joint Venture” and, together with the Sibanye-Stillwater Placement, the “Strategic Partnership”) with Sibanye-Stillwater Limited (“Sibanye-Stillwater”), one of the world’s largest precious metals mining companies, to develop the Rhyolite Ridge Project. Under the terms of the Sibanye-Stillwater Placement, Sibanye-Stillwater subscribed for a strategic placement of US$70 million of ioneer’s ordinary shares. On October 21, 2021, our shareholders approved the Sibanye-Stillwater Placement at an extraordinary general meeting of shareholders. We closed the Sibanye-Stillwater Placement in October 2021 by issuing Sibanye-Stillwater approximately 145.9 million ordinary shares of ioneer at a price of A$0.655 per share.

Under the terms of the Joint Venture, subject to certain closing conditions set forth in the agreement, Sibanye-Stillwater will contribute US$490 million to acquire a 50% interest in the Project, with ioneer operating the Project and retaining a 50% interest in the Project. We expect the transactions encompassing the Joint Venture to close in the first half of calendar year 2023, subject to the satisfaction of the closing conditions, including us making a final investment decision (“FID”) regarding the Project, obtaining necessary project permits, and securing debt financing for the Project.

The subscription agreement providing for the Joint Venture is included as an exhibit to this annual report on Form 20-F.

Location of the Rhyolite Ridge Project in Nevada

Our U.S. office is located at 9460 Double R. Blvd, Suite 200, Reno, Nevada 89521. Our corporate office is located at Suite 5.03, Level 5, 140 Arthur Street North Sydney, NSW 2060, Australia. The telephone number of our U.S. office is +1 (775) 382-4800 and the telephone number of our corporate office is +61 (2) 9922-5800.

Our ordinary shares are publicly traded on the Australian Securities Exchange, or ASX, under the symbol “INR”.

Our American Depositary Shares (“ADSs”), each representing 40 of our ordinary shares, are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IONR”. The Bank of New York Mellon acts as depositary for the ADSs.

We also maintain a website at www.ioneer.com and a project website at therhyoliteridgeproject.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“ioneer” refers to ioneer Ltd, unless otherwise indicated;

•	“the Company”, “we”, “us”, or “our” refer to ioneer Ltd and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADS” refers to the American depositary shares; and

•	“ASX” refers to the Australian Securities Exchange.

Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” are to United States dollars. Our reporting and functional currency is the Australian dollar, although our U.S. subsidiaries use U.S. dollars as their reporting and functional currency. This annual report on Form 20-F contains references to U.S. dollars where the underlying transaction or event was denominated in U.S. dollars. This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” This annual report on Form 20-F also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are subject to the reporting requirements of the applicable U.S. and Australian securities laws, and as a result we report our mineral reserves and mineral resources as required by both of these standards. As an Australian listed public company, we are required to report estimates of mineral resources and ore reserves in terms of “Measured, Indicated and Inferred” Mineral Resources and “Proved and Probable” Ore Reserves in compliance with the JORC 2012, Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). The JORC Code was prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. These defined terms contained within the JORC Code differ in some respects from the definitions under the U.S. Securities Act of 1933, as amended (the “Securities Act”), including in Regulation S-K, Subpart 1300 (“Subpart 1300”).

Information about mineral reserves and resources contained in this annual report on Form 20-F is also presented in compliance with Subpart 1300. While guidelines for reporting mineral resources, including subcategories of measured, indicated and inferred resources, are largely similar between JORC Code and Subpart 1300 standards, information contained herein that describes our mineral deposits may not be directly comparable to similar information made public by other U.S. companies under the SEC’s old reporting standard, Industry Guide 7, or to similar information published by other ASX-listed companies. Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX Listing Rules do not form a part of this annual report on Form 20-F.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to:

•	risks related to our limited operating history in the lithium and boron industry;

•	risks related to our status as a development stage company;

•	risks related to our ability to identify mineralization and achieve commercial mining at the Project;

•	risks related to mining, exploration and mine construction, if warranted, on our properties;

•	risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;

•	risks related to investment risk and operational costs associated with our exploration activities;

•	risks related to our ability to access capital and the financial markets;

•	risks related to compliance with government regulations;

•	risks related to our ability to acquire necessary mining licenses, permits or access rights;

•	risks related to environmental liabilities and reclamation costs;

•	risks related to volatility in lithium or boron prices or demand for lithium or boron;

•	risks related to stock price and trading volume volatility;

•	risks relating to the development of an active trading market for the ADSs;

•	risks related to ADS holders not having certain shareholder rights;

•	risks related to ADS holders not receiving certain distributions; and

•	risks related to our status as a foreign private issuer and emerging growth company.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board, (the “IASB”) which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and thus may not be comparable to financial statements of United States companies. Because the SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP for foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends – for example, “fiscal 2022” refers to our fiscal year ended June 30, 2022.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to mineral resources and ore reserves is based on estimates included in the report dated February 28, 2022, by Golder Associates Inc. entitled “Technical Report Summary of the Rhyolite Ridge Lithium-Boron Project” (the “TRS”), which is filed as an exhibit to this annual report on Form 20-F.

We confirm to Australian investors that: a) we are not aware of any new information or data that materially affects the information included in the original ASX announcement or the Golder report; b) all material assumptions and technical parameters underpinning the Mineral Resource Statement and Parameters and Ore Reserve Statement and Parameters included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcement or the Golder report.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline. We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Business Risks

Our operations may be further disrupted, and our financial results may be adversely affected by the novel coronavirus pandemic.

The novel strain of coronavirus causing a contagious respiratory disease known as COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, poses a material risk to our business and operations. If a significant portion of our workforce or the consultants we have engaged to perform certain studies regarding our proposed operations becomes unable to work or travel to our operations due to illness or state or federal government restrictions (including regional and international travel restrictions and “shelter-in-place” and similar orders restricting certain activities that may be issued or extended by authorities), this could adversely affect our ability to meet our contractual obligations and forecast activities which may force us to reduce or suspend our exploration and development activities. Conversely, we also are exposed to counterparty risks that our customers or suppliers may fail to fulfill their contractual obligations. This risk may be heightened as a result of COVID-19 and may cause the Company's financial performance and business to be impacted where its customers or suppliers experience financial difficulties, reduce or discontinue operations or default on obligations owed to the Company. We continue to monitor legislative initiatives in the U.S. to provide relief to businesses impacted by COVID-19, such as the U.S. Coronavirus Aid Relief and Economic Security (CARES) Act, to determine their potential impacts or benefits (if any) to our business.

It is not possible at this time to estimate the full impact that the COVID-19 pandemic, the continued spread of COVID-19, and any additional measures taken by governments, health officials or by us in response to such spread, could have on our business, results of operations and financial condition. The COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, which, in turn, have adversely affected our business, including by delaying the completion of our DFS. The extent to which the COVID-19 pandemic continues to impact our business will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. As at June 30, 2022 these impacts have not had a significant effect on our financial results or operations. However, because of the highly uncertain and dynamic nature of events relating to the COVID-19 pandemic, it is not currently possible to estimate the impact of the pandemic on our business in the future. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.

We will need additional funds to develop the Project.

We estimate that development of the Project will require approximately US$785 million. We expect to fund this from the following sources: US$490 million of equity contributions from Sibanye-Stillwater to the Joint Venture, debt and existing cash on hand. Sibanye-Stillwater’s obligation to provide its equity contributions is subject to various conditions, including us making an FID regarding the Project, obtaining necessary project permits, and securing debt financing for the Project.

We cannot assure you that we will have, or will be able to raise on favorable terms or at all, sufficient cash to fully develop the Project and also to maintain adequate liquidity to satisfy future working capital requirements. If we are unable to raise additional funds through equity or debt financing, we may not have the necessary cash resources to finance our business plan. If we are able to raise additional funds, these funds may be on less favorable terms than anticipated, which may adversely affect our future profitability and financial flexibility.

Funding terms may also place restrictions on the manner in which we conduct our business and impose limitations on our ability to execute on our business plan and growth strategies.

Our future performance is difficult to evaluate because we have a limited operating history.

We are a development stage company and have not realized any revenues to date from the sale of lithium or boron. Our immediate operating cash flow needs are expected to be significant and to be financed primarily through issuances of our ordinary shares and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate our performance.

We cannot guarantee that our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of developing mineral properties with the intention of locating economic deposits of minerals. Our Rhyolite Ridge property interest is at the development stage. Accordingly, it is unlikely that we will realize profits in the short term, and we cannot assure you that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of mineral deposits and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, we cannot assure you that, even to the extent mineral deposits have been located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to construct mining and processing facilities. It is impossible to ensure that our current development and exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of our development and exploration programs which may be affected by a number of factors. Additional expenditures are required to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

In addition, development stage projects like ours have no operating history upon which to base estimates of future operating costs and capital requirements. Estimates of reserves, ore recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and feasibility studies. Actual operating costs and economic returns of any and all projects may materially differ from estimated costs and returns, and accordingly, our financial condition, results of operations and cash flows may be negatively affected.

We face risks related to mining, exploration and mine construction on our properties.

Our level of profitability, if any, in future years will depend to a great degree on lithium and boron prices and whether our properties can be brought into production. Whether it will be economically feasible to extract ore deposits depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; sale prices; mining, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital. In addition, we are subject to the risks normally encountered in the mining industry, such as:

•	the discovery of unusual or unexpected geological formations;

•	accidental fires, floods, earthquakes or other natural disasters;

•	unplanned power outages and water shortages;

•	controlling water and other similar mining hazards;

•	operating labor disruptions and labor disputes;

•	the ability to obtain suitable or adequate machinery, equipment, or labor;

•	our liability for pollution or other hazards; and

•	other known and unknown risks involved in the conduct of exploration and operation of mines.

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially our financial viability.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets, our ability to acquire additional projects, and continuing with development, exploration and commissioning and mining activities on our existing projects, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable deposits and develop profitable mining activities. The economic viability of our mining activities has many risks and uncertainties including, but not limited to:

•	a significant, prolonged decrease in the market prices of lithium or boron;

•	difficulty in marketing and/or selling lithium or boron;

•	significantly higher than expected capital costs to construct our mine;

•	significantly higher than expected extraction costs;

•	significantly lower than expected ore extraction;

•	significantly lower than expected recoveries;

•	significant delays, reductions or stoppages of ore extraction activities;

•	significant delays in achieving commercial operations; and

•	the introduction of significantly more stringent regulatory laws and regulations.

Our future mining activities may change as a result of any one or more of these risks and uncertainties, and we cannot assure you that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We rely on access to long-term capital markets as a source of liquidity for our capital and operating requirements. We will require additional capital to establish any future mining operations, which would require funds for construction and working capital. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all, or that we will be successful in commencing commercial lithium extraction, or that our sales projections will be realized.

In order to finance our future capital needs, we expect to raise additional funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ordinary shares or the ADSs could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ordinary shares or the ADSs, the market price of the ADSs could be negatively impacted.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to implement our business plan and strategy may be affected, and we may be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•	adverse economic conditions;

•	adverse general capital market conditions;

•	poor performance and health of the lithium or mining industries in general;

•	bankruptcy or financial distress of unrelated lithium companies or marketers;

•	significant decrease in the demand for lithium; or

•	adverse regulatory actions that affect our exploration and construction plans or the use of lithium generally.

Our efforts to grow may adversely affect our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

•	our ability to develop existing properties;

•	our ability to obtain leases or options on properties;

•	our ability to identify and acquire new exploratory prospects;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of our development and exploration programs;

•	the market prices for our production;

•	our access to capital; and

•	our ability to enter into sales arrangements.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Our failure to successfully consummate, manage and integrate our Joint Venture with Sibanye-Stillwater, or any other strategic partnerships we may enter into, could have an adverse effect on us.

We believe that the Joint Venture with Sibanye-Stillwater will give us additional capital to fund our growth and expand our operational capabilities. However, our failure to successfully manage and integrate the Joint Venture or any future strategic partnerships we enter into could have adverse consequences on us. Additionally, at this time we cannot predict what effect, if any, the Joint Venture or an investment by any potential future strategic partners will have on the trading price of our ordinary shares or the ADSs.

We expect the transactions encompassing the Joint Venture to close in the first half of calendar year 2023. However, the closing of such transactions is subject to various conditions precedent, including us making an FID regarding the Rhyolite Ridge Project, obtaining necessary project permits, and securing adequate debt financing. We cannot guarantee that these conditions precedent will be satisfied or that the Joint Venture transactions will be consummated successfully or at all, or according to our anticipated timeline. If for any reason the Joint Venture is not consummated successfully or at all, or according to our anticipated timeline, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek a new strategic partnership or other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

We are dependent upon key management employees.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior management and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Members of our management team possess significant experience and have previously carried out or been exposed to exploration and production activities including development of greenfield lithium projects into commercial production. However, we have limited operating history with respect to lithium projects and our ability to achieve our objectives depends on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans. The execution of our exploration and development plans will place demands on us and our management. Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, which may adversely affect our plans.

Lawsuits against us or affecting our interests in the Rhyolite Ridge Project may be filed, and an adverse ruling in any such lawsuit may adversely affect our business, financial condition or liquidity or the market price of the ADSs.

In the normal course of our business, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, endangered species, the environment and contract disputes, or our interests may be indirectly affected by such legal proceedings. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

While such lawsuits and regulatory proceedings have not impacted our permitting or development activities, future legal challenges by third parties, such as environmental advocacy groups, could materially adversely affect our operations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate have the potential to materially adversely affect us.

The Project is located on federal lands administered by the Bureau of Land Management (the “BLM”) under the Federal Land Policy and Management Act of 1976 (“FLPMA”). Proposed BLM actions require review under the National Environmental Policy Act (“NEPA”), and we are currently seeking NEPA review and BLM approval under FLPMA to mine our properties at Rhyolite Ridge. The process for permitting applications is often complex and time-consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control. Any amendments to our development, mining or production plans would need to be approved by relevant regulatory authorities. There is no certainty that any future permitting changes will be approved.

Certain key federal and other state permits are required for the Rhyolite Ridge Project to proceed. These include air quality, water pollution control, and reclamation permits and approvals of the Company’s use of water under the water rights certificates and permits the Company holds. Applications have been submitted for many of the necessary permits and rights. The Company has received a Water Pollution Control Permit and Class II Air Quality Permit from the State of Nevada. The Company believes its applications are compliant with applicable laws and regulations and that the regulatory authorities will approve them. There can be no assurance that all necessary approvals and permits will be obtained for either of the Company’s projects, projected timelines for agency permitting decisions will be met, or the projected costs of permitting will prove accurate. In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could lead to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can cause lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and have a material adverse effect on our business.

Endangered or threatened species protections may impact the development of the project by subjecting it to time delays, restrictions or mitigation measures. For example, the Center for Biodiversity petitioned both the U.S. Fish and Wildlife Services (“FWS”) and the Nevada Department of Conservation and Natural Resources (“NDCNR”) to require additional protection for Tiehm’s buckwheat, a plant found along the western margin of the Company’s Rhyolite Ridge ore deposit. On June 4, 2021, FWS made a 12 month finding that listing Tiehm's buckwheat under the Endangered Species Act ("ESA") was warranted, and on October 7, 2021, FWS proposed a rule to list Tiehm's buckwheat as an endangered species under the ESA. At that time, FWS indicated that it intended to make a final decision whether to list Tiehm's buckwheat under the ESA within one year. Additionally, FWS announced on February 2, 2022 that it had proposed critical habitat to accompany its proposal to list Tiehm's buckwheat as an endangered species under the ESA. We expect that FWS will issue its final decision regarding Tiehm's buckwheat listing and critical habitat in the near term. The Secretary of Interior can designate critical habitat after taking into consideration the economic impact, the impact on national security and any other relevant impacts. Should Tiehm’s buckwheat be ESA listed, BLM would be obligated to complete an ESA Section 7 Consultation with FWS and obtain a determination from FWS that the proposed mine plan of operations is not likely to jeopardize the continued existence of Tiehm’s buckwheat, or cause the destruction or adverse modification of any designated critical habitat for Tiehm’s buckwheat, before BLM could grant its approval. The ESA would also authorize FWS to propose “reasonable and prudent measures” to minimize impact on the plant, which would become conditions of BLM’s approval. The NDCNR process is ongoing.

There is a risk that these and any other habitat protections for endangered and threatened species could compromise the economic viability of future development of the Rhyolite Ridge Project. The Company is currently working with State and Federal regulators on protection and conservation efforts, including submitting a revised mine plan of operations in July 2022 that 1) avoids all direct impact to Tiehm’s buckwheat, 2) minimizes and mitigates indirect impacts using standard operating measures and 3) minimizes disturbances within designated critical habitat.

Our mineral properties consist of unpatented mining claims that may carry certain risks and uncertainties.

Our mineral properties consist of unpatented mining claims which are located on lands administered by the BLM. The United States retains and manages the surface of these lands and the Company holds only possessory title to the minerals and the right to use the surface to extract and process the minerals. Title to unpatented mining claims is subject to inherent uncertainties. These uncertainties relate to such things as the sufficiency of the Company’s discovery of a deposit of valuable minerals as required under the Mining Law of 1972, proper location and posting and marking of boundaries, and possible conflicts with other claims which are not determinable from descriptions of record. The Company has undertaken investigations of the unpatented mining claims that it acquired from third parties and which it located, and is confident that its unpatented mining claims are compliant with federal and state laws. Substantial mineral exploration, development and mining in the western United States occurs on unpatented mining claims, and these uncertainties are inherent in the mining industry.

The present status of our unpatented mining claims located on public lands allows us the right to mine and remove valuable minerals, including lithium and other metals, from the claims conditioned upon applicable environmental reviews and permitting programs. We also are generally allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. Legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants if we fail to comply with statutory requirements, including payment of the federal annual mining claim maintenance fees which presently are US$165.00 for each unpatented mining claim.

Before 1994, a mining claim locator who was able to prove the discovery of valuable, locatable minerals on an unpatented mining claim, and to meet all other applicable federal and state requirements and procedures pertaining to the location and maintenance of the unpatented mining claim, had the right to prosecute a patent application to secure fee title to the mining claim from the federal government. The right to pursue a patent, however, has been subject to a moratorium since October 1994, through federal legislation restricting the BLM from accepting any new mineral patent applications. If we do not obtain fee title to our unpatented mining claims, we can provide no assurance that we will be able to obtain compensation in connection with an action by BLM to contest or condemn our claims.

Legislation has been proposed periodically that could, if enacted, significantly affect the cost of our operations on our unpatented mining claims or the amount of net proceeds of mineral tax we will pay to the State of Nevada on the commencement of production of minerals from the Rhyolite Ridge Project.

Members of the U.S. Congress have periodically introduced bills which would supplant or alter the provisions of the Mining Law of 1872. Such bills have proposed, among other things, to impose a federal royalty on production from unpatented mining claims. Such proposed legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Our mining claims are unpatented claims. Although we cannot predict what legislated royalties might be, the enactment of these proposed bills could adversely affect the potential for development of our unpatented mining claims and the economics of our existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance and results of operations.

We are subject to net proceeds of mineral tax payable to the State of Nevada on up to 5% of net proceeds generated the Rhyolite Ridge Project. Net proceeds are calculated as the excess of gross yield over certain direct costs. Gross yield is determined as the value received when minerals are sold, exchanged for anything of value or removed from the state. Direct costs generally include the costs to develop, extract, produce, transport and refine minerals. From time to time Nevada legislators introduce bills which aim to increase the amount of net proceeds of minerals tax which Nevada mining companies pay.

Regulatory and Industry Risks

The Project will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act and the Endangered Species Act.

Mining activities in the United States are generally subject to extensive federal, state, local and foreign laws and regulations governing environmental and endangered species protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of our operations and delays in the development of our properties.

We must obtain and renew governmental permits in order to develop our mining operations, a process which is often costly and time-consuming.

We are required to obtain and renew the licenses, permits, rights-of-way and regulatory consents necessary for our development and exploration activities. Obtaining and renewing these licenses, permits, rights-of-way and regulatory consents is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of approval requirements administered by the applicable authority. We may not be able to obtain or renew licenses, permits and regulatory consents that are necessary to our planned operations or the cost and time required to obtain or renew such licenses, permits and regulatory consents may exceed our expectations. Further, we may not be able to maintains our existing licenses, permits and regulatory consents in full force and effect without modification or revocation adverse to our interests. Any unexpected delays or costs associated with the permitting process could delay the development, exploration or operation of our properties, which in turn could materially adversely affect our future revenues and profitability. In addition, key licenses, permits and regulatory consents may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the approval process and to persuade regulators to deny necessary licenses, permits and regulatory consents or seek to overturn those that have been issued. Obtaining the necessary governmental licenses, permits and regulatory consents involves numerous jurisdictions, public hearings and possibly costly undertakings. These third-party actions can materially increase the costs and cause delays in the process and could cause us to not proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to develop, explore, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures, and the physical effects of climate change could have an adverse effect on our operations.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for mining companies and their officers, directors and employees. New environmental laws and regulations or changes in existing environmental laws and regulations could have a negative effect on exploration activities, operations, production levels and methods of production. In connection with our current exploration and development activities or in connection with our prior mining operations, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations. These lawsuits could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows. Mining companies may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Under the Comprehensive Environmental Response, Compensation, and Liability Act and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial.

Environmental regulations require us to obtain various operating permits, approvals and licenses and also impose standards and controls relating to development and production activities—see above. For example, FWS may designate critical habitat areas it believes are necessary for survival of a threatened or endangered species. FWS announced on February 2, 2022 that it had proposed critical habitat to accompany its proposal to list Tiehm's buckwheat as an endangered species under the ESA. A critical habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for our development. Failure to obtain necessary permits or authorizations required under environmental regulations could also result in delays in beginning or expanding operations, incurring additional costs for investigation or cleanup of hazardous substances, litigation, payment of penalties for non-compliance or discharge of pollutants, and post-mining closure, reclamation and bonding, all of which could have a material adverse impact on our financial performance, results of operations and liquidity.

We cannot predict at this time what changes, if any, to federal laws or regulations may be adopted or imposed by Congress and the new Biden Administration. We cannot provide any assurance that future changes in environmental laws and regulations will not adversely affect our current operations or future projects. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or financial assurance requirements.

Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gas emissions (“GHGs”), and a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs. Cap and trade programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. Further, the United States has rejoined the Paris Agreement and has committed to reduce U.S. GHG emissions by up to 52% by 2030. Various states and local governments such as Nevada’s have also vowed to continue to enact regulations to satisfy their proportionate obligations under the Paris Agreement. The adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs could require us to incur increased operating costs. Finally, some scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse impact on our operations.

Lithium and boron prices are subject to unpredictable fluctuations.

We currently expect to derive revenues, if any, principally from the sale of refined lithium and boron compounds. The price of these materials may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on prices, and therefore the economic viability of any of our properties, cannot accurately be predicted.

Changes in technology or other developments could result in preferences for substitute products.

Lithium, boron and their derivatives are preferred raw materials for certain industrial applications, such as lithium-ion batteries. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive. Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. In addition, alternatives to such products may become more economically attractive as global commodity prices shift. Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

New production of lithium from current or new competitors in the lithium markets could adversely affect prices.

In recent years, new and existing competitors have increased the supply of lithium, which has affected its price. Further production increases could negatively affect prices. There is limited information on the status of new lithium production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market lithium prices, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

Risks Related to an Investment in the ADSs

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering obtaining ADSs.

If you or any other holder of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial.

Limitations in the deposit agreement may not be effective to waive claims against the Company based on compliance with the federal securities laws.

Although the deposit agreement provides a waiver of jury trial as described above, we have been advised that no condition, stipulation or provision of the deposit agreement or ADSs can serve as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Accordingly, we expect to be subject to a jury trial in actions based on such laws, rules and regulations.

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell the ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include:

•	changes or delays in development or exploration activities;

•	actual or expected fluctuations in our prospects or operating results;

•	changes in the demand for, or market prices of, lithium or boron;

•	additions to or departures of our key personnel;

•	fluctuations of exchange rates between the U.S. dollar and the Australian dollar;

•	changes or proposed changes in laws and regulations;

•	changes in trading volume of ADSs on Nasdaq and of our ordinary shares on the ASX;

•	sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;

•	announcement or expectation of additional financing efforts; and

•	conditions in the U.S. or Australian financial markets or changes in general economic conditions.

An active trading market for the ADSs may not be maintained, and the trading price for our ordinary shares may fluctuate significantly.

We listed our ADSs on Nasdaq in June 2022, and we cannot assure you that an active public market for the ADSs will be maintained. If an active public market for the ADSs is not maintained, the market price and liquidity of the ADSs may be adversely affected, and you may experience a decrease in the value of the ADSs regardless of our operating performance. We are aware that following past periods of volatility in the market price of a company’s securities, shareholders of those companies have often instituted securities class action litigations. If we were to become involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

ADS holders are not our shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, registers and delivers the ADSs. ADS holders are not treated as our shareholders and do not have shareholders rights. The depositary is the holder of our ordinary shares underlying the ADSs. Holders of ADSs have ADS holder rights. A deposit agreement among us, the depositary, ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Additional Information—Constitutional Documents—Description of Share Capital—American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights.

ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions that may be attached to any shares. ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs. ADS holders will not be entitled to attend and vote at a general meeting unless they surrender their ADSs and withdraw the ordinary shares. However, ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for ADS holders’ instructions, the depositary will notify ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. If we ask the depositary to solicit voting instructions, the depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of ADS holders. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which ADS holders may not be able to exercise voting rights.

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares represented by ADSs will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Before the depositary makes a distribution to you in respect of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of the ADSs.

The deposit agreement requires the depositary to convert foreign currency distributions it receives on deposited ordinary shares into U.S. dollars and distribute the net U.S. dollars to ADS holders if it can do so on a reasonable basis and transfer the money to the United States. If it cannot make that conversion and transfer, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of the ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case.

Holders of the ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether:

•	it did not have jurisdiction;

•	it was not an appropriate forum for such proceedings;

•
applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; or

•	the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

•	effect service of process within the United States upon certain directors and executive officers or on us;

•
enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of our ordinary shares and the ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the ASX. We cannot predict how the dual listing of our ordinary shares on ASX and our ADSs on Nasdaq will effect the value of these securities. Dual listing may dilute the liquidity in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of the ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of the price of our ordinary shares. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If we pay dividends, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of the ADSs will receive from the depositary.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.

As a foreign private issuer listed on Nasdaq, we will be permitted to, and intend to, follow certain home country corporate governance practices in lieu of certain Nasdaq practices. In particular, we follow home country law instead of Nasdaq practice regarding: (i) the requirement that a majority of the board of directors be independent; (ii) the establishment of independent committees to oversee compensation matters and director nominations; (iii) the requirement that we obtain shareholder approval for certain dilutive events, such as an issuance that may result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company; and (iv) the requirement to have at least annual meetings of independent directors in executive sessions.  See “Item 16G. Corporate Governance” for additional information with respect to these differences.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates have consisted of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a U.S. issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with United States generally accepted accounting principles, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

•
the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or

•
the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur in future fiscal years if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We do not anticipate paying dividends in the foreseeable future.

We do not anticipate paying dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if the ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares or ADSs could decline.

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of our Company, the trading price for the ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts publish about us, our business or our ordinary shares may impact the market price of the ADSs.

You may be subject to limitations on transfers of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Additional Information—Share Capital” as well as our Constitution, which is included as an exhibit to this registration on Form 20-F, prior to investing in the ADSs.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2022, and we expect to be a passive foreign investment company for the taxable year ending June 30, 2023, which could have adverse tax consequences for our investors.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. As discussed in “Taxation—Material U.S. Federal Income Tax Considerations—Certain Tax Consequences If We Are a PFIC,” we believe that we were a PFIC for the taxable year ended June 30, 2022 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year ending June 30, 2023 because we do not expect to begin active business operations in the current taxable year.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund (“QEF”) election or a mark-to-market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the ADSs and ordinary shares.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 could have a material adverse effect on our business and the price of our ordinary shares.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, and therefore we and our independent registered public accounting firm were not required to, and did not, make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC, being the annual report for the year ended June 30, 2023. As an emerging growth company, our independent registered public accounting firm will generally not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company (but in no case earlier than the year following our first annual report required to be filed with the SEC). If we cease to be an emerging growth company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of control over financial reporting. If we are unable to complete our initial assessment of internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

ioneer Ltd’s primary business is developing a lithium-boron mine and processing facility, known as the Rhyolite Ridge Project, in Esmeralda County, Nevada, United States. The Project is located on public land administered by the BLM of the U.S. Department of Interior. ioneer Ltd. currently holds a 100% interest in the project; however, under the terms of the Joint Venture with Sibanye-Stillwater, if certain conditions are met and Sibanye-Stillwater makes its US$490 million equity contribution, ioneer will operate and hold a 50% interest in the Project.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

History

Several previous drilling and exploration projects have occurred at or near the project site, with the earliest known boron exploration beginning in the 1890s. Major exploration activities at the site have included:

•	Stauffer Chemicals drilling boreholes in the vicinity more than 50 years ago.

•
U.S. Borax drilled 16 holes on the Cave Spring property between 1987 and 1992 and excavated and sampled numerous trenches. U.S. Borax held claims until sometime after 2000, at which time the property was released by U.S. Borax and acquired by Gold Summit Corp.

•	In 2003, our predecessor, Global Geoscience Limited, began exploratory operations in Nevada under the leadership of our current Managing Director, Bernard Rowe.

•
In 2010 and 2011, JOGMEC-American Lithium, after acquiring the property from Gold Summit, resampled existing trenches and drilled a total of 21 diamond core HQ-sized core holes (approximately 16,850 feet) as well as 15 reverse circulation (RC) rotary percussion holes (approximately 12,000 feet) in the South Basin, for a total of nearly 29,000 feet of drilling.

•	In 2015, Boundary Peak Minerals acquired mineral rights to the property prior to its transfer to us in 2016.

ioneer’s history at Rhyolite Ridge has included:

•
In 2016, we acquired our initial interest in the Rhyolite Ridge Project under a Mining Lease and Option to Purchase Agreement with Boundary Peak Minerals dated June 3, 2016. We exercised our option to purchase and acquired title to the unpatented mining claims.

•	During 2016 and 2017, we drilled an additional 28 RC holes (17,330 feet) and 3 diamond HQ core holes (about 2,800 feet) at the property, for a total of over 20,000 feet of drilling.

•	During 2017 and 2018, we performed all payment obligations under the mining lease.

•	In October 2018, we completed a Prefeasibility Study (PFS).

•
During 2018 and 2019, we commissioned additional infill drilling to further define the lithium-boron resource at the site, collecting and testing approximately 29,000 feet of additional core and installing one test well, three monitoring wells, and five vibrating wire piezometers. In addition, we signed our first binding offtake agreement for boron.

•
In 2020, we completed a definitive feasibility study which affirmed the Project’s scale, long life and potential to become a low-cost and globally significant producer of both lithium and boron products.

•	During 2021, we announced our first lithium offtake agreement and continued to advance engineering, funding discussions and project permitting.

•
In September 2021, we agreed to enter into the Strategic Partnership with Sibanye-Stillwater to develop the Rhyolite Ridge Project. Under the terms of the agreement, subject to the satisfaction of conditions precedent, Sibanye-Stillwater will contribute US$490 million for a 50% interest in the Joint Venture holding the project, with ioneer maintaining a 50% interest and retaining operatorship.

•	In October 2021, the Company completed a US$70 million strategic investment by Sibanye-Stillwater.

•	In February 2022, we announced that EcoPro Group, a major Korean battery manufacturer had increased its 3-year lithium offtake volume to 7,000 tpa.

•	In June 2022, our ADSs were listed and commenced trading on Nasdaq.

•	In July 2022, we agreed a binding 5-year offtake agreement with the Ford Motor Company for 7,000 tpa of lithium carbonate.

•
In August 2022, we announced a binding 5-year offtake agreement with Prime Planet Energy & Solutions, Inc. (“PPES”), a joint venture between Toyota Motor Corporation and Panasonic Corporation, for 4,000 tpa of lithium carbonate.

Following the completion of all permitting activities, pre-construction engineering works, offtake agreements for lithium and boron and funding discussions, we intend to undertake mining and processing activities to become a U.S. source of lithium and boron.

Location of the Rhyolite Ridge Project in Nevada

Our U.S. office is located at 9460 Double R. Blvd, Suite 200, Reno, Nevada 89521. Our corporate office is located at Suite 5.03, Level 5, 140 Arthur Street North Sydney, NSW 2060, Australia. The telephone number of our U.S. office is +1 (775) 382-4800 and the telephone number of our corporate office is +61 (2) 9922-5800.

Our ordinary shares are publicly traded on the Australian Securities Exchange, or ASX, under the symbol “INR”.

Our ADSs, each representing 40 of our ordinary shares, are listed on Nasdaq under the symbol “IONR”. The Bank of New York Mellon acts as depositary for the ADSs.

We also maintain a web site at www.ioneer.com and therhyoliteridgeproject.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

We were originally incorporated on October 26, 2001 as Paradigm Geoscience Pty Ltd. The Company changed its name to Global Geoscience Pty Limited on September 21, 2007 and was listed on the Australian Stock exchange as a public company on December 19, 2007. On October 31, 2018, the Company changed its name to ioneer Ltd.

Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Demonstrated potential to become a world-class lithium-boron producer

•	DFS confirms plans for a large, long life, low cost operation

•	Strategically advantageous location in a tier-one mining jurisdiction with easy access to key US and Asian markets

•	Set to produce two materials essential in a modern world and well-positioned to capitalize on expected electric vehicle demand boom in 2023 and beyond

•
Completed offtake strategy for both boron and lithium production, and obtained significant equity financing, subject to the satisfaction of conditions precedent, via the Strategic Partnership with Sibanye-Stillwater

•	Highly experienced board and management with necessary skills to develop, build and operate a world-class lithium-boron mine

•	Engaged top-tier mining, engineering, processing and environmental partners in Fluor, Golder, Veolia, and SNC Lavalin.

Development Plans

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a low-cost and globally significant producer of both lithium and boron products. We plan to effect our business plan by:

•	Complete required permitting and zoning activities. Though we must obtain several permits, there are three key permits necessary before we can begin construction at Rhyolite Ridge, namely:

•	a Class II Air Quality Permit from the Nevada State Government (Received in June 2021),

•	a Water Pollution Control Permit from the Nevada State Government (Received July 2021); and

•	completion of an environmental review and final decision by the federal government authorizing the use of federal land under the National Environmental Policy Act (“NEPA”).

•	Undertake discussions with potential offtake parties for future sales of lithium and boron products.

•
Lithium – We announced our first lithium offtake agreement on June 30, 2021 with EcoPro, a large Korean battery manufacturer. On February 16, 2022 we announced that EcoPro had exercised an option under the agreement to increase the annual supply volume. Under the agreement, we will deliver 7,000 tonnes per annum (tpa) of lithium carbonate to EcoPro over a three-year term, which we estimate will represent approximately one-third of our projected lithium carbonate production over that period. On July 22, 2022 we announced a five-year binding offtake agreement with the Ford Motor Company for the supply of 7,000 tpa of technical grade lithium carbonate. On August 1, 2022 we announced the signing of a further five-year binding offtake agreement with PPES, a joint venture battery company between Toyota Motor Corporation and Panasonic Corporation.  The agreement is for a total of 4,000 tonnes per annum of lithium carbonate from ioneer’s Rhyolite Ridge Lithium-Boron operation in Nevada and represents approximately 19% of annual output in the first five years of production. In total, the three binding offtake agreements account for approximately 87% of our expected first three years of production of lithium carbonate.

•
Boron – On December 18, 2019, we announced our first binding offtake agreement for the sale of boric acid to Dalian Jinma Boron Technology Group Co. Ltd (“Jinma”) for 105,000 tpa of boric acid which included a distribution agreement for the territories of China and Taiwan. On May 21, 2020, we announced that we had secured two separate boric acid Distribution and Sales Agreements for the supply of boric acid to Kintamani Resources Pte Limited and Boron Bazar Limited. In aggregate, the volume commitments and minimum volume targets in these agreements place 100% of our first year of projected boric acid production, and more than 85% of boric acid production in years two and three. As with our lithium carbonate agreements, we anticipate entering into offtake and other sales agreements with a variety of partners to build a diversified customer base for our boric acid production. We anticipate that our boric acid production will account for approximately 30% of the Project’s revenue.

•
Complete pre-construction engineering. This workstream includes progressing engineering from the DFS phase to the start of the Full Notice to Proceed (“FNTP”) phase; also known as the Engineering, Procurement, and Construction Management (“EPCM”) phase. The key aim of ongoing activities is to be construction ready to support construction mobilization following FNTP award. The FNTP award will be dependent on the receipt of all permitting.

•
Complete required financing activities. The DFS estimated the capital spend to develop the Rhyolite Ridge Project as being US$785 million. We expect to fund this from the following sources: US$490 million of equity contributions from Sibanye-Stillwater to the Joint Venture, debt and existing cash on hand. Sibanye-Stillwater’s obligation to provide its equity contributions is subject to various conditions, including us making an FID regarding the Project, obtaining necessary project permits, and securing debt financing for the Project. The Company has engaged a global investment bank to assist with each of our funding workstreams and is advancing discussions in each area. The Strategic Partnership was announced in September 2021. Debt finance will be dependent on the progress of permitting and offtake discussions, but is advancing. Equity will be sized once the debt discussions are near final.

•
Complete Construction at the Rhyolite Ridge Project. We will commence construction as soon as all permitting is received, funding is in place and the Company makes an FID to construct the Project. Our best current estimate for starting construction is in the first half of calendar year 2023, the construction period is anticipated to be 24 months, meaning we expect to complete the construction of the mine by the first half of calendar year 2025.

•
First production by first half of calendar year 2025. We aim to have our first production by the first half of calendar year 2025 (assuming an FID is taken in the first half of calendar year 2023). We anticipate a 6-month period of ramp-up. At this stage we anticipate producing 20,600 tonnes per annum (tpa) of lithium carbonate in the first 3 years of production and 174,400 tpa of boric acid. In year 3, we anticipate installing a lithium hydroxide plant and producing 22,000 tpa of lithium hydroxide from year 4 onwards and 174,400 tpa of boric acid.

•
Continue our exploration program. Our development of the Rhyolite Ridge Project is situated in the southern basin (the “South Basin”) and all resource and reserve estimates are for the South Basin. Pursuant to our mine plan of operations, we intend to conduct further activities to define additional reserves and resources in the South Basin. We are also currently undertaking technical studies to assess the additional economic potential of the northern basin of Rhyolite Ridge (the “North Basin”) and defining additional reserves and resources.

Summary Mineral Resource and Ore Reserve Data

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code 2012 Edition) prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC). In contrast, the SEC generally requires disclosure of mining reserves in accordance with Regulation S-K, Subpart 1300.

The information included in the tables below regarding estimated quantities and quality of our resources and reserves is based on estimates included in the TRS, which is filed as an exhibit to this annual report on Form 20-F.

Mineral Resource Estimate – South Basin Rhyolite Ridge (January 2020)

Group	Classification	Short Tons (Mt)	Li Grade (ppm)	B Grade (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Upper Zone M5 Unit	Measured	0.5	2,450	5,450	1.3	3.1	10	20
	Indicated	2.0	1,600	6,550	0.9	3.7	20	70
	Inferred	0.0	0	0	0.0	0.0	0	0
	Total	2.5	1,750	6,350	0.9	3.6	30	90
Upper Zone B5 Unit	Measured	0.0	1,900	18,050	1.0	10.3	0	0
	Indicated	21.0	1,750	17,250	0.9	9.9	200	2,070
	Inferred	9.0	1,950	15,000	1.0	8.6	90	770
	Total	30.0	1,800	16,600	1.0	9.5	290	2,840
Upper Zone Total	Measured	0.5	1,900	17,800	1.0	10.2	10	50
	Indicated	23.0	1,750	16,850	0.9	9.6	210	2,220
	Inferred	9.0	1,950	15,000	1.0	8.6	90	770
	Total	32.5	1,800	16,350	1.0	9.4	310	3,040
Lower Zone L6 Unit	Measured	13.0	1,350	7,700	0.7	4.4	90	570
	Indicated	40.5	1,400	11,600	0.7	6.6	300	2,690
	Inferred	12.5	1,350	12,900	0.7	7.4	90	920
	Total	66.0	1,400	11,100	0.7	6.3	480	4,180
Total (all zones)	Measured	13.5	1,700	14,550	0.9	8.3	100	590
	Indicated	63.5	1,550	14,150	0.8	8.1	520	4,830
	Inferred	21.5	1,600	13,800	0.9	7.9	180	1,690
	Grand Total	98.5	1,600	14,150	0.8	8.1	800	7,110

Notes:

1.
Mineral Resources are reported on a dry in-situ basis and are exclusive of Mineral Reserves. Lithium is converted to lithium carbonate (Li2CO3) using a conversion factor of 5.3228 and boron is converted to boric acid (H3BO3) using a conversion factor of 5.7194.

2.
The statement of estimates of Mineral Resources has been compiled by Mr. Jerry DeWolfe, who is a full-time employee of Golder Associates (Golder) and a Professional Geologist (P.Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). Mr. DeWolfe has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as defined in S-K 1300.

3.
All Mineral Resources figures reported in the table above represent estimates at January 20, 2020. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Rounding may cause some computational discrepancies.

4.	Mineral Resources are reported in accordance with Regulation S-K, Subpart 1300.

5.
The reported Mineral Resource estimate was constrained by a conceptual Mineral Resource optimized quarry shell for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date in the previously prepared PFS report on the project. Key inputs in developing the Mineral Resource quarry shell included a 5,000 ppm boron cut-off grade, Mining cost of US$2.42/short ton plus $0.00163/short ton-vertical foot of haulage plant feed processing and grade control costs of US$41.23/short ton of plant feed boron and lithium recovery of 83.5% and 81.8%, respectively; boric acid sales price of US$635/short ton; lithium carbonate sales price of US$9,072/short ton; and sales/transport costs of US$145/short ton of product.

The Mineral Resource estimates presented in this section are based on the factors related to the geological and grade models presented in section 11.2 of the TRS, and the criteria for reasonable prospects of economic extraction are described in Section 11.3 of the TRS. The Mineral Resource estimates may be affected positively or negatively by additional exploration that expands the geological database and models of lithium-boron mineralization on the project. The Mineral Resource estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining, and process recoveries, or production costs. If the price assumptions are decreased or the assumed production costs increased significantly, then the cut-off grade must be increased and, if so, the potential impacts on the Mineral Resource estimates would likely be material and need to be re-evaluated.

The Mineral Resource estimates are also based on assumptions that a mining project may be developed, permitted, constructed, and operated at the project. Any material changes in these assumptions would materially and adversely affect the Mineral Resource estimates for the project; potentially reducing to zero. Examples of such material changes include extraordinary time required to complete or perform any required activities, or unexpected and excessive taxation, or regulation of mining activities that become applicable to a proposed mining project on the project. Except as described in this section, the Golder QP does not know of environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates.

Mineral Reserve Estimate – Rhyolite Ridge Project

Area	Classification	Short Tons[2] (Mt)	Li Grade[3] (ppm)	B Grade[3] (ppm)	Equivalent Grade[4]		Equivalent Contained Short Tons[5]
					Li2CO3 (%)	H3BO3 (%)	Li2CO3 (kt)	H3BO3 (kt)
Stage 1 Quarry	Proved	12.0	2,050	14,950	1.1	8.5	130	1,030
	Probable	0.0	0	0	0.0	0.0	0	0
	Total	12.0	2,050	14,950	1.1	8.5	130	1,030
Stage 2 Quarry	Proved	20.0	1,800	17,100	1.0	9.8	190	1,950
	Probable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	54.5	1,750	15,550	0.9	8.9	500	4,830
Stage 1 + 2 Quarry	Proved	32.0	1,900	16,250	1.0	9.3	320	2,970
	Probable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	66.5	1,800	15,400	1.0	8.8	630	5,850

Notes:

1.	Mt = million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium Carbonate; H3BO3 = boric acid; kt = thousand tonnes.

2.	Proven and Probable Reserve Tons have been rounded to the nearest 0.5 Mt. Total Mineral Reserve Tons have been calculated from the unrounded tonnages and rounded to the nearest 0.5Mt.

3.	Lithium (Li) and Boron (B) grades have been rounded to the nearest 50 parts per million (ppm).

4.	Equivalent Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) grades have been rounded to the nearest tenth of a percent.

5.
Equivalent Contained Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) tonnages for the Proven and Probable Reserve classifications have been rounded to the nearest 10,000 short tons. Total Contained Tons have been calculated from the unrounded tonnages and rounded to the nearest 10,000 short tons.

6.
Mineral Reserves reported on a dry basis delivered to the processing plant stockpile. Lithium is converted to equivalent contained tons of lithium carbonate (Li2CO3) using a stochiometric conversion factor of 5.3228, and boron is converted to equivalent contained tons of boric acid (H3BO3) using a stochiometric conversion factor of 5.7194. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Li2CO3 and H3BO3.

7.
The statement of estimates of Mineral Reserves has been compiled by Mr. Terry Kremmel, who is a full-time employee of Golder Associates Inc. (Golder) and a certified Professional Engineer (PE) in the US and a registered member of the Society for Mining, Metallurgy, & Exploration (SME). Mr. Kremmel has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as defined in Regulation S-K Subpart 1300.

8.
All Mineral Reserve figures reported in the table above represent estimates at 17 March 2020. The Mineral Reserve estimate is not a precise calculation, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Mineral Reserves are reported in accordance with the US SEC Regulation S-K Subpart 1300.

9.
The reported Mineral Reserve estimate was constrained by two designed quarries, referred to as the Stage 1 Quarry and Stage 2 Quarry, and includes diluting materials and allowances for losses. All Proven Reserves were derived from the Measured Mineral Resource classification, and all Probable Reserves were derived from the Indicated Mineral Resource classification only. The results of the Mineral Reserve estimate are supported by the outcomes of an economic analysis completed in support of the April 2020 DFS. The QP is satisfied that the stated Mineral Reserves classification of the deposit appropriately reflects the outcome of the technical and economic studies.

10.
Key inputs included a 5,000 ppm boron cut-off grade, Mining cost of US$2.07/short ton plus $0.00163/short ton-vertical foot of haulage plant feed processing and grade control costs of US$41.23/ short ton of plant feed boron and lithium recovery of 83.5% and 81.8%, respectively; boric acid sales price of US$635/short ton; lithium carbonate sales price of US$9,072/short ton; and sales/transport costs of US$145/short ton of product.

U.S. Regulations

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or

•
the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur in future fiscal years if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board minimum mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter, the cash and cash equivalents balance as at the end of the quarter and estimated cash outflows for the following quarter.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. See “Risk Factors— We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”

Capital Expenditures

Our capital expenditures for fiscal 2022, 2021 and 2020 amounted to A$46.5 million, A$27.8 million, A$44.4 million, respectively.

Our capital expenditures have historically consisted principally of expenditures on exploration drilling, permitting, PFS engineering, the Rhyolite Ridge pilot plant (the “Pilot Plant”), DFS, vendor engineering and post DFS engineering. We financed these expenditures principally through the issue of new ordinary shares in the Company.

Pilot Plant

The Pilot Plant was constructed and operated in 2019 at Kemetco Research, Inc. (Vancouver, Canada) with additional work continuing in 2020 and 2021. Ioneer spent approximately $6 million on the Pilot Plant project.

The Pilot Plant established all process input and output parameters for the process facility, including but not limited to phase chemistry, throughputs, recovery results, reagent consumption and process equipment forecast efficiencies. The results helped to validate the proposed flow sheet by testing accuracy of the process technology selections, producing technical grade lithium carbonate and producing boric acid. One additional work process included converting lithium carbonate produced at the Pilot Plant into battery grade lithium hydroxide. After consultation with expert consultants and project equipment vendors, we built each separate unit operation to the scale we believed necessary to increase confidence in our ability to operate at a commercial scale.

The Pilot Plant project also was intended to help potential strategic financing partners and customers learn more about us.

Our metallurgical and processing team, along with our broader engineering team, worked with our consultants to incorporate results from the Pilot Plant project into our DFS published in April 2020.

B.	Business Overview

Overview

ioneer Ltd’s primary business is to develop a lithium-boron mine and processing facility, known as the Rhyolite Ridge Project, in Esmeralda County, Nevada, United States. The project is located on public land administered by the BLM of the U.S. Department of Interior. ioneer Ltd. currently holds a 100% interest in the project. Under the terms of the Joint Venture with Sibanye-Stillwater, if certain conditions are met and Sibanye-Stillwater makes its US$490 million equity contribution, Sibanye-Stillwater will acquire a 50% ownership interest in the Joint Venture and ioneer will operate and retain a 50% interest in the Joint Venture.

Marketing

Because we are a development stage company, we do not currently have any marketing or distribution channels or sales agreements. We expect to develop a marketing and sales strategy as we continue our development plan for the Project. We are currently engaged in discussions with multiple potential sales partners and ultimately anticipate that we will have a diverse customer base for the lithium and boron produced at Rhyolite Ridge. To date, we have entered into a lithium binding offtake agreement with a strategic partner that places approximately one-third of our anticipated annual lithium carbonate production over three years. For boric acid, we have entered into one binding offtake and two sales and distribution agreements with committed and minimum target volumes totaling 100% of our expected first year and more than 85% of our expected boric acid production for years two and three. All of the aforementioned agreements are subject to conditions precedent, including the taking of an FID. We expect to enter into additional agreements of the same type in the near term and from time to time. The primary agreements we have entered into as of the date hereof include:

•	Binding lithium offtake supply agreement between the Company and EcoPro Innovation Co. Ltd, a three-year agreement for a total of 7,000 tpa of lithium carbonate, upon commencement of production.

•	Binding lithium offtake supply agreement between the Company and the Ford Motor Company, a five-year agreement for a total of 7,000 tpa of lithium carbonate, upon commencement of production.

•
Binding lithium offtake supply agreement between the Company and PPES, a joint venture between Toyota Motor Corporation and Panasonic Corporation, a five-year agreement for a total of 4,000 tpa of lithium carbonate, upon commencement of production.

•	Binding boric acid offtake agreement between the Company and Dalian Jinma Boron Technology, a five-year agreement for 105,000 tpa of boric acid, upon commencement of production.

•	Three-year boric acid distribution and sales agreement with Kintamani Resources Pte Limited for certain minimum sales volume targets of boric acid, upon commencement of production.

•	Three-year boric acid distribution and sales agreement with Boron Bazar Limited for certain minimum sales volume targets of boric acid, upon commencement of production.

Permitting

We currently have permits authorizing the exploration drilling activities we have conducted with respect to the Project. We are required to obtain governmental permits for our exploration activities and may be required to renew the permits we already have. Prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mine development activities and mine operating activities. We have obtained two key permits: a Class II Air Quality Permit from the Nevada State Government (Received in June 2021), and a Water Pollution Control Permit from the Nevada State Government (received July 2021). Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.

See “Risk Factors—We must obtain and renew governmental permits in order to develop our mining operations, a process which is often costly and time-consuming.” Please also refer to the Executive Summary of the DFS, available on our website at https://www.ioneer.com/rhyolite-ridge/dfs-summary, for a full list of the permits that are required for us to mine, refine and produce lithium and boron products at Rhyolite Ridge.

Specialized Skills and Knowledge

We rely on specialized skills and knowledge to gather, interpret and process geological and geophysical data, successfully permit and then design, build and operate extraction facilities and numerous additional activities required to extract lithium and boron. We expect to employ a strategy of contracting consultants and other service providers to supplement the skills and knowledge of our permanent staff in order to provide the specialized skills and knowledge to undertake our lithium operations effectively.

Competition

We compete with other mining companies, many of which possess greater financial resources and technical facilities than we do, in connection with the acquisition of suitable exploration properties and in connection with the engagement of qualified personnel. The mining development and exploration industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

While we compete with other exploration companies in acquiring suitable properties, we believe that there would be readily available purchasers of lithium, boron and other minerals if they were to be produced from any of our leased properties. The price of minerals can be affected by a number of factors beyond our control, including:

•	fluctuations in the market prices for lithium or boron;

•	fluctuating supplies of lithium or boron;

•	changes in the demand for, or market prices of, lithium or boron; and

•	mining activities of others.

Government Regulations

Overview

Our exploration operations at the Project are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations also may:

•	require notice to stakeholders of proposed and ongoing operations;

•	require the installation of pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with mining or drilling activities;

•
limit or prohibit mining or drilling activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including scarce water resources;

•	impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts at the Project site; and

•	require preparation of an Environmental Assessment or an Environmental Impact Statement.

As of the date hereof, other than with respect to the acquisition of the Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations. However, compliance with these laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

U.S. Legal Framework

The Project will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we may need to comply with include, among others, the following United States federal laws and regulations:

•	NEPA, which requires evaluation of the environmental impacts of mining operations that require federal approvals;

•	Clean Air Act, or CAA, and its amendments, which governs air emissions;

•	Clean Water Act, or CWA, which governs discharges to and excavations within the waters of the United States;

•	Safe Drinking Water Act, or SDWA, which governs the underground injection and disposal of wastewater;

•	FLPMA, which governs BLM’s management of the federal public lands;

•	Resource Conservation and Recovery Act, or RCRA, which governs the management of solid waste;

•
Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and

•
Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in mining, related operations, and preparation and milling of the minerals extracted, as well as the Occupational Safety and Health Act, which regulates the protection of the health and safety of workers to the extent such protection is not already addressed by the Federal Mine Safety and Health Act.

In addition, the ESA restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. In February 2016, FWS published a final policy which alters how it identifies critical habitat for endangered and threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. Moreover, the United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary for over 250 species, as required under a 2011 settlement approved by the United States District Court for the District of Columbia, and many hundreds of additional anticipated listing decisions have already been identified beyond those recognized in the 2011 settlement. The designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist. On October 7, 2021, FWS proposed a rule to list Tiehm's buckwheat as an endangered species under the ESA. At that time, FWS indicated that it intended to make a final decision whether to list Tiehm's buckwheat under the ESA within one year. Additionally, FWS announced on February 2, 2022 that it had proposed critical habitat to accompany its proposal to list Tiehm's buckwheat as an endangered species under the ESA. We expect that FWS will issue its final decision regarding Tiehm's buckwheat listing and critical habitat in the near term.

Our operations are also subject to certain analogous and other state environmental law and regulations, including laws and regulations related to the reclamation of mined lands, which require the Company to provide financial assurances to secure reclamation permits before the commencement of mining operations.

Compliance with these and other federal and state laws and regulations could result in delays in obtaining, or failure to obtain, government permits and approvals, delays in beginning or expanding operations, limitations on production levels, incurring additional costs for investigation or cleanup of hazardous substances, payment of fines, penalties or remediation costs for non-compliance, and post-mining closure, reclamation and bonding. We cannot presently predict which federal laws and regulations may be amended by Congress and the new Biden Administration, respectively.

C.	Organizational Structure

ioneer Limited is principally a holding company with a number of subsidiaries. Through these subsidiaries ioneer Limited owns 100% of the Project.

ioneer Limited owns all of the voting common stock issued by ioneer Holdings Nevada Inc. (a Nevada corporation) which in turn wholly owns ioneer USA Corporation (a Nevada corporation) and ioneer Minerals Corporation (a Nevada corporation). ioneer Limited wholly owns ioneer Canada ULC (a Canadian unlimited liability company) which in turn wholly owns ioneer Holdings USA Inc. (a Nevada corporation). ioneer Holdings USA Inc. owns all of the nonvoting preferred stock issued by ioneer Holdings Nevada Inc. (a Nevada corporation).

ioneer USA Corporation and Ioneer Minerals Corporation wholly own ioneer Rhyolite Ridge Holdings LLC (a Nevada limited liability company), which wholly owns ioneer Rhyolite Ridge MidCo LLC (a Nevada limited liability company), which wholly owns Ioneer Rhyolite Ridge LLC (a Nevada limited liability company), which wholly owns Ioneer Rhyolite SLP LLC. Ioneer Rhyolite Ridge LLC and Ioneer Rhyolite SLP LLC own the Project assets.

As of September 30, 2022, we hold our 100% interest in the Project through the foregoing described entities. Upon the completion of the transactions encompassing the Joint Venture, which we expect to close in the first half of calendar year 2023 subject to various conditions precedent, our interests in the Project will be held through ioneer Rhyolite Ridge Holdings LLC, which will be 50% owned by us and 50% owned by an entity or entities affiliated with Sibanye-Stillwater.

In addition to its ownership interest in ioneer Rhyolite Ridge Holdings LLC, ioneer USA Corporation wholly owns Gerlach Gold LLC (a Nevada limited liability company), which owns certain mining claims which are not part of the Project, and Paradigm AZ LLC (an Arizona limited liability company), an inactive entity which has no assets.

D. Property, Plant and Equipment

Description of the Property

Our principal asset is the Rhyolite Ridge Lithium-Boron project in Nevada, USA.

Location and Coordinates

The property is located in the west-central portion of Nevada’s Esmeralda County on public land administered by the BLM within the Silver Peak Range. Rhyolite Ridge is approximately 13 miles northeast from Dyer, Nevada (nearest town); 65 miles southwest of Tonopah, Nevada (closest city); 215 miles from Reno (third largest city in Nevada); and 255 miles from Las Vegas (largest city in Nevada) (all driving distances). Surface elevations at the Project site range from 5,535 to 6,010 feet (1,687 to 1,832 meters) above sea level. The South Basin, where our development of the Project is currently situated, measures 4 miles by 1 mile and covers an area of just under 2,000 acres. Rhyolite Ridge South Basin extends from approximately UTM 14,232,000 N to 14,246,000 N, and from 2,830,000 E to 2,842,000 E (NVSPW 1983, feet). Total surface area for the Rhyolite Ridge South Basin Project is approximately 7,861 acres. The Project site is located 15 miles west of Albermarle’s Silver Peak Lithium Mine (Figure 3.1), currently the only producing Lithium mine in the US. The coordinate system is presented in imperial units using the using the Nevada State Plane Coordinate System of 1983, West Zone (NVSPW 1983) projection, and the North American Vertical Datum of 1988 (NAVD 88).

No private surface rights are required for the project as the project is located on BLM ground including the access road which ioneer will have a right of way. Groundwater surface rights will be transferred from existing Fish Lake Valley (FLV) basin water rights holders to ioneer, as FLV is a closed basin such that it is closed to new groundwater rights. ioneer currently has sufficient lease options in place with landowners to cover all construction and operational water needs. Groundwater change applications will then need to be submitted to NDWR to officially transfer point of diversion and place of use for all Project groundwater rights. The groundwater change process will include NDWR review as well as a public comment period. Surface water rights will be required for the three Project ponds; and will be acquired through new surface water right applications from NDWR. These applications are in preparation and will be submitted at a later date. ioneer has agreements in place securing the necessary water rights for the Project. There are no known encumbrances to the Mineral Resources or Mineral Reserves on the Property. See sections 3 and 15 of the TRS for additional information about the Project’s location and coordinates.

Infrastructure

The Project area is readily serviced by sealed highways (Hwy 95 or Hwy 6 and Hwy 264) and an unimproved gravel county road. The Project site may be reached from the towns of Tonopah or Dyer. Regular airline access to the Project area is available via international airports in Las Vegas 240 miles by road) or Reno (225 miles by road). ioneer is working with Esmeralda County officials in developing a traffic management plan that will integrate new access roads to the facility with the existing county roads in the area. Consideration will be given to make certain that the safety of all users of county roads is not compromised through development of the Project. The Project is near a region of active Lithium brine extraction and open-pit gold mining. The nearest operations are the Mineral Ridge Gold Mine, which has been in operation since 2011, and the Silver Peak Lithium Mine, which has been in operation since the 1960s. There are paved roads, powerlines and small towns that have a history of servicing the mining industry in the area. Nevada is considered one of the world’s most favorable and stable mining jurisdictions, and there is a high degree of experienced, qualified, and skilled personnel available to meet workforce requirements for the Project. Housing options near the site are limited and there are not currently any plans to construct a workforce camp. Ioneer plans to contribute to individual housing support, which is included in the operating costs estimate, and may also invest in local housing infrastructure. The Rhyolite Ridge Project is designed to operate separate from the Nevada power grid. Power will be produced onsite using a steam turbine generator. Steam will be produced from the waste heat boiler in the Sulphuric Acid Plant, to supply the steam turbine generator. Fresh water will be supplied by wells that are approximately 1.5-miles from site near the quarry perimeter. The line will supply the site’s domestic and firewater needs, as well as the process make-up water. Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs). There is sufficient water available to meet processing and dust control requirements, with water recycling and reuse systems in place where possible. See sections 4 and 15 of the TRS for additional information about the Project’s infrastructure.

Mining Claims

The mineral tenement and land tenure for the Project comprises a total of 386 unpatented lode mining claims (totaling approximately 7,861 acres). in three claim groups, held by two wholly owned subsidiaries of ioneer. Most of the claims, 366 (7,448 acres), are held by ioneer Minerals Corporation, with the remaining 20 claims (413 acres) held by ioneer USA Corporation. The three claim groups include, South Lithium Basin (SLB), Solid Leasable Mineral (SLM), and Rhyolite Ridge (RR). The 386 claims are shown in Figure 3.2. Each claim is subject to a yearly maintenance fee of $165.00, totaling $63,690 for the 386 claims.

Please see Figures 3.1 and 3.2 in the TRS, which is filed as an exhibit to this annual report on Form 20-F, for maps showing the boundaries of the Project and the lode mining claims.

Development Plans

We continue to work towards securing all necessary permits and approvals required for the construction and operation of the Project. In addition, other key remaining workstreams include debt funding for the Project, securing additional lithium offtake agreements and completing detail engineering and vendor engineer to ensure we are construction ready. We may also elect to undertake additional exploration and evaluation drilling, and optimization works. See “A. History and Development of the Company” for more information about our development plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors.” The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our annual consolidated financial statements for the fiscal years ended June 30, 2022, 2021 and 2020 are presented in Australian dollars and have been prepared in accordance with IFRS.

Business Strategy

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a low-cost and globally significant producer of both lithium and boron products. We plan to effect our business plan as described in “Item 4. Information on the Company—A. History and Development of the Company—Development Plans.”

A.	Operating Results

Summary

The following table sets forth our selected financial information for the periods indicated:

Consolidated Statement of Profit and Loss and Other Comprehensive Income (in thousands)	Fiscal 2022	Fiscal 2021	Fiscal 2020
	A$’000	A$’000	A$’000
Exploration expenditure written off	(24)	(48)	(81)
Other income	—	—	138
Employee benefits expensed	(6,658)	(5,899)	(5,063)
Other expenses	(9,877)	(3,008)	(3,250)
Loss from operating activities	(16,559)	(8,955)	(8,256)
Finance income	4,000	97	2,838
Finance costs	(24)	(1,468)	(28)
Net finance income / (costs)	3,976	(1,371)	2,810
Loss before tax	(12,583)	(10,326)	(5,446)
Income tax expense	—	—	—
Loss for the year	(12,583)	(10,326)	(5,446)
Loss attributable to equity holders of the company	(12,583)	(10,326)	(5,446)

Consolidated Statement of Financial Position (in thousands)	Fiscal 2022	Fiscal 2021
	A$’000	A$’000
Current assets
Cash assets	136,568	83,078
Receivables	213	359
Total current assets	136,781	83,437
Non-current assets
Receivables	282	266
Plant and equipment	—	3
Right of use asset	356	309
Exploration and evaluation expenditure	171,819	114,375
Total non-current assets	172,457	114,953
Total assets	309,238	198,390
Current liabilities
Payables	12,752	6,630
Lease liabilities	243	251
Provisions	721	375
Total current liabilities	13,716	7,256
Non-current liabilities
Lease liabilities – non-current	126	79
Total non-current liabilities	126	79
Total liabilities	13,842	7,335
Net assets	295,396	191,055
Equity
Contributed equity	337,494	230,730
Reserves	13,892	3,732
Accumulated losses	(55,990)	(43,407)
Total equity	295,396	191,055

Revenues

We are a development stage company and have had no revenue from sales. Other income for fiscal 2022 was A$0, which is in line with fiscal 2021 but A$138,000 lower than fiscal 2020, which included the re-recognition of reclamation bonds previously written off. Finance income for fiscal 2022 was A$4,000,000, which is A$3,903,00 higher than fiscal 2021 primarily due to net foreign exchange gains of $3,847,000. Finance income for fiscal 2021 was A$96,649, which is A$2,837,502 lower than fiscal 2020 principally as a result of a realized net foreign exchange gain in fiscal 2020.

Expenses

Expenses incurred (in thousands)	Fiscal 2022	Fiscal 2021	Fiscal 2020
Exploration expenditure written off	(24)	(48)	(81)
Employee benefits expensed	(6,658)	(5,899)	(5,063)
Other expenses	(9,877)	(3,008)	(3,250)
Finance costs	(24)	(1,468)	(28)

Exploration expenditure written off. Exploration expenditure written off includes permitting costs for non-core assets. Exploration expenditure written off decreased A$24,000, or 50% from fiscal 2021 to 2022 and decreased A$33,000, or 41%, from fiscal 2020 to fiscal 2021. These decreases have occurred as ioneer has reduced the number of non-core permits it holds year on year.

Employee benefits expensed. Employee benefits expensed includes Non-executive Director fees, Executive director fees, employee benefits and share based payments expenses. Employee benefits expensed increased A$759,000 or 13% from fiscal 2021 to fiscal 2022 and increased A$836,000, or 17%, from fiscal 2020 to fiscal 2021. These increases have been driven by an increase in the number of directors and employees year on year, increases to underlying salaries and the award of share-based payments.

Other expenses. Other expenses includes general and administrative expenses, consulting and professional costs and depreciation and amortization. Other expenses increased A$6,869,000, or 228%, from fiscal 2021 to fiscal 2022 largely as a result of consulting and professional fees for the Sibanye-Stillwater joint venture agreement, the Nasdaq listing and the Department of Energy Loans Program Office due diligence process. Other expenses decreased A$242,000, or 7%, from fiscal 2020 to fiscal 2021 as a result of lower consulting and professional costs being partly offset by higher general and administration fees.

Finance costs. Finance costs includes bank charges, net foreign exchange losses and lease interest expenses. Finance costs decreased by A$1,444,000, or 98%, from fiscal 2021 to fiscal 2022, driven largely by a net foreign exchange loss in fiscal 2021 of A$1,436,000. Finance costs increased A$1,440,000, or 5143%, from fiscal 2020 to fiscal 2021. as a result of the same net foreign exchange loss of A$1,436,000.

Comparison of the fiscal years 2022 and 2021

Our net loss for fiscal 2022 and fiscal 2021 was A$12,583,000 and A$10,326,000, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	Employee benefits expense increased A$759,000;

•	Other expenses increased A$6,869,000;

•	Finance income increased A$3,903,000; and

•	Finance costs decreased A$1,444,000.

Comparison of the fiscal years 2021 and 2020

Our net loss for fiscal 2021 and fiscal 2020 was A$10,326,000 and A$5,446,000, respectively. Significant items contributing to the fiscal 2021 loss and the differences from fiscal 2020 include:

•	Employee benefits expense increased A$836,000;

•	Finance income decreased A$2,741,000; and

•	Finance costs increased A$1,440,000.

Historical Sources and Uses of Cash

Consolidated Statement of Cash Flows (in thousands)	Fiscal 2022	Fiscal 2021	Fiscal 2020
	A$’000	A$’000	A$’000
Cash flows from operating activities
Payment to suppliers and employees	(15,089)	(6,487)	(6,745)
Interest and other finance costs paid	(7)	—	(28)
Net cash flows used in operating activities	(15,096)	(6,487)	(6,773)
Cash flows from investing activities
Expenditure on mining exploration	(36,384)	(23,677)	(45,080)
Purchase of equipment	(4)	(6)	(21)
Interest received	69	39	747
Net cash flows used in investing activities	(36,319)	(23,644)	(44,354)
Cash flows from financing activities
Proceeds from the issue of shares	95,584	80,000	40,000
Proceeds from exercise of options	7,900	—	578
Equity raising expenses	(2,697)	(3,515)	(1,799)
Payments of lease liability	(228)	(107)	(103)
Net cash flows received from financing activities	100,559	76,378	38,676
Net increase (decrease) in cash held	49,144	46,247	(12,451)
Cash at the beginning of the financial year	83,078	38,268	48,604
Effect of exchange rate fluctuations on balances of cash held in USD	4,346	(1,437)	2,115
Closing cash carried forward	136,568	83,078	38,268

Operating Activities

Net cash used in operating activities of A$15,096,000 in fiscal 2022 increased by A$8,609,000 compared to fiscal 2021 and was driven primarily by increased payments to suppliers and employees. Net cash used in operating activities of A$6,487,000 in fiscal 2021 decreased A$286,000 compared to fiscal 2020 and was driven primarily by reduced expenditures due to Covid-19.

Investing Activities

Net cash used in investing activities of A$36,319,000 in fiscal 2022 increased by A$12,675,000 compared to fiscal 2021 and was driven primarily by increased Project engineering work. Net cash used in investing activities of A$23,644,000 in fiscal 2021 decreased A$20,710,000 compared to fiscal 2020 and was driven primarily by a significant reduction in Project engineering work.

Financing Activities

Net cash provided by financing activities of A$100,559,000 in fiscal 2022 increased by A$24,181,000 compared to fiscal 2021 and was driven primarily by the Sibanye-Stillwater placement of A$95,584,000 and the exercise of unlisted options of A$12,517,000, offset by share issue costs. Net cash provided by financing activities of A$76,378,000 in fiscal 2021 increased A$37,702,000 compared to fiscal 2020 and was driven by an A$80 million placement of ordinary shares in ioneer Limited.

B.	Liquidity and Capital Resources

In fiscal 2022, 2021 and 2020, we incurred a loss of A$12.583 million, A$10.326 million and A$5.446 million, respectively, and had accumulated losses of A$55.990 million as of June 30, 2022. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.

Our operations have been financed primarily by proceeds from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2022 was A$136.568 million, compared to A$83.078 million as at June 30, 2021 and A$38.268 million as at June 30, 2020.

In fiscal 2022, we announced a placement of 145.9 million shares at an issue price of A$0.6553 per share to Sibanye-Stillwater. Proceeds from the placement will be used to fund working capital, the costs necessary to advance the Project to commencement of construction and long-lead items and other capital costs. The placement was approved by shareholders at an Extraordinary General Meeting held on October 21, 2021 and we subsequently issued 145.9 million ordinary shares to Sibanye-Stillwater.

Capital Expenditures and Requirements

Our capital expenditures for fiscal 2022, 2021 and 2020 amounted to A$46.5 million, A$27.8 million and A$44.4 million, respectively. Our capital expenditures for fiscal 2022, 2021, and 2020 related primarily to the Definitive Feasibility Study, the Pilot Plant, permitting expenditures, land option and water rights payments, ongoing detail engineering and vendor engineering. See “Item 4. Information on the Company—Capital Expenditures—Pilot Plant” for additional discussion of our Pilot Plant.

We estimated in April 2020 that development of the Project would require approximately US$785 million. If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. We expect to obtain a US$490 million equity contribution from Sibanye-Stillwater as part of the Strategic Partnership, subject to the satisfaction of conditions precedent. One condition is that debt financing for the Project will be secured. Even if the conditions precedent are met and Sibanye-Stillwater makes a US$490 million equity contribution, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.

We also may decide to pursue additional debt or equity financing activities to facilitate further exploration, evaluation and development activities.

If we decide to raise capital by issuing equity securities, the issuance of additional ordinary shares or ADSs would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such debt or equity financing will be available to us if and when required or on satisfactory terms.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Not applicable, as the Company is in development stage and therefore has no material trends in production, sales or inventory.

E.	Critical Accounting Estimates

The preparation of these financial statements in conformity with IFRS has required management to make judgements, estimates and assumptions which impact the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly and revisions to accounting estimates are reviewed in the period in which the estimate is revised. The most significant estimates and assumptions which have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to:

Reserve Estimates

Reserves are estimates of the amount of product that can be economically and legally extracted, processed and sold from our properties under current and foreseeable economic conditions. We determine and report reserves under the standards incorporated in the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the JORC code).

The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in ore reserve impact the assessment of recoverability of exploration and evaluation assets.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore to be determined by analyzing geological data. This process may require complex and difficult judgements to interpret the data. We use expert consultants to prepare and review our ore reserve estimates.

The information in this annual report that relates to mineral resources and ore reserves is based on estimates included in the TRS, which is filed as an exhibit to this annual report on Form 20-F.

Exploration and Evaluation Assets

Our policy for exploration and evaluation expenditure is set out in note 4.5 of our Financial Statements as of June 30, 2022. The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such estimates and assumptions may change as new information becomes available. If, after capitalization of expenditure under the policy, it is concluded that the capitalized expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss. Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted. Additional information is set out in note 7.3, Share-based payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of September 30, 2022. In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director's appointment or three years, whichever is longer. In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office. Such Directors are entitled to submit for re-election. The following table lists the names of our directors and executive officers. The business address for each director and member of senior management is c/o Suite 5.03, Level 5, 140 Arthur Street, North Sydney, NSW 2060, Australia.

Name	Age	Position
James D. Calaway	64	Executive Chairman
Bernard Rowe	55	Managing Director and Chief Executive Officer
Alan Davies	51	Independent Non-executive Director
Stephen Gardiner	64	Independent Non-executive Director
Rose McKinney-James	70	Independent Non-executive Director
Margaret Walker	70	Independent Non-executive Director
Ian Bucknell	52	Chief Financial Officer & Company Secretary
Ken Coon	61	Vice President of Human Resources
Yoshio Nagai	61	Vice President Commercial Sales & Marketing
Matt Weaver	56	Senior Vice President of Engineering and Operations

James D. Calaway (64 years of age) – Executive Chairman

James Calaway has considerable experience and success in building young companies into successful commercial enterprises. He was the non-executive chairman Orocobre Ltd from May 2009 to July 2016, helping lead the company from its earliest development to becoming a significant producer of lithium carbonate and a member of the ASX 300. He joined the board of ioneer as a non-executive director in April 2017, has served as Chairman since June 2017 and was appointed Executive Chairman in July 2020.

James is currently Chairman of Distributed Power Partners Inc, a US international distributed power development company which is a leader in clustered distributed solar power development. He has also been a chair of several other U.S. corporate boards including the Centre for Houston’s Future, and the Houston Independent School District Foundation.

Bernard Rowe (55 years of age) – Managing Director and Chief Executive Officer

Bernard was appointed managing director and Chief Executive Officer in August 2007. He has more than 30 years’ international experience in mineral exploration and mine development. His diverse mineral industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America. He led the Company’s listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru. In early 2016 Bernard visited a little-known lithium-boron deposit in southern Nevada – later to be renamed Rhyolite Ridge. He realised the potential opportunity and quickly secured a 12-month option over the Project to give the Company sufficient time to fully assess and evaluate the unique and poorly understood deposit. Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada.

Alan Davies (51 years of age) – Independent Non-executive Director

Alan joined the board as a non-executive director in May 2017. He has expertise in running and leading mining businesses with Rio Tinto, most recently as chief executive, Energy & Minerals. Former roles include chief executive, Diamonds & Minerals and chief financial officer of Rio Tinto Iron Ore. Alan held management positions in Australia, London and the US for Rio Tinto’s Iron Ore and Energy businesses, and has run and managed operations in Africa, Asia, Australia, Europe and North and South America. He is also a former director of Rolls Royce Holdings plc. He is currently the chief executive officer of the Moxico Resources PLC a Zambian copper and zinc explorer and developer. He is also Chairman of Trigem DMCC, a vertically integrated diamond and coloured stone service provider. Alan is a Fellow of the Institute of Chartered Accountants in Australia.

Stephen Gardiner (64 years of age) – Independent Non-executive Director

Stephen joined the board as a non-executive director in August 2022. He has over 40 years of corporate finance experience at major international companies listed on the ASX, culminating in 17 years at Oil Search Limited including eight years as Chief Financial Officer. Stephen has covered a range of executive responsibilities including corporate finance and control, treasury, tax, audit and assurance, risk management, investor relations and communications, ICT and sustainability. He also served as Group Secretary for ten years while performing his finance roles. Prior to Oil Search, he held senior corporate finance roles at major multinational companies including CSR Limited and Pioneer International Limited, including being based in the US for a period. He currently serves as a non-executive director of Central Petroleum Limited (appointed July 2021). He holds a Bachelor of Economics from Sydney University and is a fellow of CPA Australia.

Rose McKinney-James (70 years of age) – Independent Non-executive Director

Rose is an experienced and accomplished public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non-profit volunteerism. She is the former President and CEO of the Corporation for Solar Technology and Renewable Resources (“CSTRR”), and former Commissioner with the Nevada Public Service Commission, she also served as Nevada’s first Director of the Department of Business and Industry. She is currently the Managing Principal of Energy Works LLC and McKinney-James & Associates, which provides business-consulting services and advocacy in public affairs, energy policy, strategy and economic and sustainable development. She is also a Non-Executive Director of MGM Resorts International, CLEAResult, and NACD Pacific Southwest and Board chair for the Energy Foundation. Rose holds a Juris Doctorate from Antioch School of Law and a BA in Liberal Arts from Olivet College. She has been honoured by the American Solar Energy Society (“SOLAR NV”) as the Advocate of the Year. She is the recipient of the inaugural GreenBiz Verge VANGUARD Award and the DirectWomen Sandra Day O’Connor Award for Board Excellence.

Margaret R. Walker (70 years of age) – Independent Non-executive Director

Margaret brings over 40 years’ experience and leadership in large-scale chemical engineering, project management and organisational development gained through a career as a chemical engineer with The Dow Chemical Company (“Dow Chemical”). From 2004 until her retirement in December 2010, Mrs. Walker was Vice President of Engineering & Technology for Dow Chemical. Prior to this, Margaret held other senior positions with Dow Chemical including Senior Leader in Manufacturing & Engineering and Business Director of Contract Manufacturing. Dow Chemical provides chemical, plastic and agricultural products and services. She is currently a Non-Executive Director of Methanex Corp., the world’s largest producer and supplier of methanol, where she is a member of the Responsible Care Committee and Human Resources Committee. Margaret holds a Bachelor of Chemical Engineering from Texas Tech University, and in 2018 became a National Association of Corporate Directors Board Leadership Fellow.

Ian Bucknell (52 years of age) – Chief Financial Officer & Company Secretary

Ian joined ioneer in November 2018 as Chief Financial Officer and became Company Secretary in April 2019. Ian is responsible for the finance, investor relations, IT and company secretarial functions of the Company. He has more than 20 years of international resource sector experience, most recently as Chief Financial Officer and Company Secretary of AWE Limited and previously held the position of Chief Financial Officer of Drillsearch Energy Limited.

Ken Coon (61 years of age) – Vice President of Human Resources

Ken Coon is responsible for the human resource function of the Company. He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream refining and chemicals organization and Entergy, a large US Gulf Coast utility company.

Yoshio Nagai (61 years of age) – Vice President Commercial Sales & Marketing

Yoshio Nagai is responsible for the sales and marketing function of the Company. He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.

Matt Weaver (56 years of age) – Senior Vice President of Engineering and Operations

Matt Weaver is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the Project through the Definitive Feasibility Study and project execution and into full commercial production. He has 30 years international mining, having worked with BHP, Rio Tinto and Newmont, and several junior mining companies.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no contracts or other arrangements pursuant to which directors have been or must be selected.

B.	Compensation

Overview

Our remuneration policy for our key management personnel (“KMP”) has been developed by our Board taking into account our size, the size of our management team, the nature and stage of development of our current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP:

•	we are currently focused on undertaking exploration, appraisal and development activities;

•	risks associated with developing resource companies whilst exploring and developing projects; and

•
other than profit which may be generated from asset sales, we do not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of our projects.

Executive Remuneration

Our remuneration framework and executive reward strategy provides a mix of fixed and variable remuneration with a blend of short and long-term incentives. The key elements of the remuneration packages are as follows:

•	Fixed: Annual base salary.

•	Variable short-term incentive: annual cash bonus.

•	Variable equity: performance rights granted under shareholder approved equity incentive plans

•	Post-employment benefits: superannuation contributions and similar retirement benefits savings for non-Australian executives.

We believe our executive compensation strategy provides for fair, competitive remuneration that aligns potential rewards with the Company’s objectives while being transparent to shareholders. Key remuneration elements are reviewed annually to determine appropriate awards based upon factors such as individual performance, Company results and competitive benchmark survey data.

Fixed

Base salaries are reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.

Variable short-term incentive

Annual (short-term) cash bonuses are reviewed annually with awards granted based upon individual performance and Company results. Bonus targets are benchmarked from time to time to ensure competitiveness. Bonuses may range from 0 to 200% of target. The Board reserves the right to grant bonuses larger than 200% for exceptional contributions to Company objectives.

Variable equity

Equity (long-term) grants are reviewed annually with a portion of the grants being performance based and a portion restricted time based. The Board has a current practice of granting a ratio of 60% performance-based equity rights and 40% restricted time-based equity rights. Typically, equity grants awarded as part of the Company’s annual review cycle will vest over a 3-year period. Vesting of performance-based grants are reviewed with the time-based grants at the time of vesting with the size of the vested award to be based upon the degree to which pre-established objectives were achieved, and the overall value of the vested award determined by market share price. Performance based equity grants may range between 0 and 200% at time of vesting based upon achievement of pre-established business targets. Equity targets are benchmarked from time to time to ensure competitiveness.

Post-employment benefits

Superannuation funds are accessible by Australian employees after retirement, as mandated by Australian law. Similar retirement benefits savings for non-Australian executives are accessible after retirement.

Non-Executive Director Remuneration

Total remuneration for all non-executive directors, last voted upon by shareholders at the 2017 Annual General Meeting of the Company, is not to exceed A$1,000,000 per annum, inclusive of superannuation (excluding special exertion fees).

This total pool enables the Company in the future, if required, to provide for:

•	Adequate financial incentives, commensurate with the market to attract and retain suitably qualified and experienced directors to replace existing non-executive directors;

•	Appropriate arrangements to be put in place to ensure a smooth transition on replacement of directors, including a period of overlap if required; and

•	Increases in non-executive directors in the future should it be considered appropriate.

Total remuneration paid to non-executive directors in the financial year was A$551,224 (2021: A$482,388, 2020: A$380,837). The non-executive director fees included A$163,764 (2021: A$27,500) paid in the form of performance rights and A$30,000 (2021: A$165,000) paid in the form of options. The board believes that providing remuneration to directors in the form of options and/or performance rights in consideration for their services as directors more effectively aligns the interests of directors with those of shareholders, by giving directors an opportunity to share in the success of the Company. In addition, given the pre-production stage of the Project, the Company conserves cash by providing non-executive directors with non-cash remuneration.

Non-executive directors are also entitled to be paid reasonable travelling, accommodation and other expenses incurred as a consequence of their attendance at Board meetings and otherwise in the execution of their duties as directors. These expenses do not contribute to the A$1,000,000 cap set by the Company's shareholders. The Chair of each of the Audit & Risk Committee, the Nomination & Remuneration Committee, the Project Execution Committee and the ESG Committee receive an additional US$5,000 per annum to reflect the time spent in managing the Committees.

The Board has determined that there will be no increase in fees payable to non-executive directors for the financial year ending 30 June 2022. The Board has determined to put to shareholders at the 2022 Annual General Meeting, that non-executive directors receive US$25,000 in performance Rights (2021: US$25,000 in performance rights) of the Company in lieu of receipt of directors’ fees in cash.

Details of Remuneration for Fiscal 2022

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are presented below. Julian Babarczy retired from his role as non-executive director on 4 July 2022. Stephen Gardiner was appointed non-executive director on 25 August 2022 and did not receive any remuneration for Fiscal 2022.

Statutory Remuneration

Name	Year	Base Salary	Super- annuation, Health & Life Benefits	Non- Monetary Benefits	STI	Long Service Leave	Share Based Payment Options & Rights	Total Statutory Remuneration	% of performance- based rem.
(Position)
Non-Executive Director
Julian Babarczy	2022	87,878	-	-	-	-	39,441	127,319	31%
	2021	66,642	-	-	-	-	30,000	96,642	31%
Alan Davies	2022	89,734	-	-	-	-	39,441	129,175	31%
	2021	66,516	-	-	-	-	45,000	111,516	40%
Rose McKinney-James	2022	89,863	-	-	-	-	57,441	147,304	39%
	2021	30,144	-	-	-	-	13,750	43,894	31%
Margaret R Walker	2022	89,975	-	-	-	-	57,441	147,416	39%
	2021	30,144	-	-	-	-	13,750	43,894	31%
Executive Director
James D Calaway	2022	618,698	-	-	320,871	-	365,071	1,304,640	53%
	2021	601,322	-	-	-	-	45,000	646,322	7%
Bernard Rowe	2022	560,725	27,500	-	281,400	-	652,103	1,521,728	61%
	2021	545,495	25,000	-	273,525	-	1,261,756	2,105,776	73%
Executives
Ian Bucknell	2022	393,800	27,500	8,112	134,400	-	259,598	823,410	48%
	2021	382,340	25,000	8,112	148,800	-	254,385	818,637	49%
Ken Coon	2022	350,082	1,489	46,679	98,260	-	139,742	636,252	37%
	2021	208,389	-	51,109	66,684	-	118,930	445,112	42%
Yoshio Nagai	2022	372,498	29,573	-	104,553	-	282,176	788,800	49%
	2021	332,535	28,997	-	106,411	-	112,219	580,162	38%
Matt Weaver	2022	424,582	29,736	-	148,963	-	456,119	1,059,400	57%
	2021	379,090	32,389	-	151,636	-	411,868	974,983	58%
Total	2022	3,077,835	115,798	54,791	1,088,447	-	2,348,573	6,685,444
	2021	2,642,617	111,386	59,221	747,056	-	2,306,659	5,866,940

KMP Shareholdings

	Ordinary shares					Performance rights			Options
Name	Balance at 30/06/21	Acquired[1]	Disposed[2]	Other	Balance at 30/06/22	Balance at 30/06/21	Net change	Balance at 30/06/22	Balance at 30/06/21	Net change	Balance at 30/06/22
Non-Executive Directors
Julian Babarczy	13,600,000	-	-	-	13,600,000	-	46,407	46,407	326,323	-	326,323
Alan Davies	2,750,152	500,000	-	-	3,250,152	-	46,407	46,407	1,510,830	(500,000)	1,010,830
Rose McKinney-James	-	-	-	-	-	300,000	46,407	346,407	-	-	-
Margaret R Walker	-	-	-	-	-	300,000	46,407	346,407	-	-	-
Executive Directors
James D Calaway	31,600,000	40,000,000	(15,331,894)	-	56,268,106	-	1,327,710	1,327,710	41,010,830	(40,000,000)	1,010,830
Bernard Rowe	61,341,690	2,766,272	-	-	64,107,962	8,893,834	(1,415,721)	7,478,113	-	-	-
Executives
Ian Bucknell	1,884,622	488,756	-	-	2,373,378	3,580,236	236,914	3,817,150	-	-	-
Ken Coon	-	632,161	(160,907)	-	471,254	2,688,734	(224,717)	2,464,017	-	-	-
Yoshio Nagai	-	-	-	-	-	1,911,788	837,617	2,749,405	-	-	-
Matt Weaver	1,789,321	2,221,609	(539,012)	-	3,471,918	5,730,871	(851,746)	4,879,125	-	-	-
Total	112,965,785	46,608,798	(16,031,813)	-	143,542,770	23,405,463	95,685	23,501,148	42,847,983	(40,500,000)	2,347,983

(1)	All ordinary shares acquired during the financial year were the direct result of KMP exercising options or PRs vesting.
(2)	All disposals were made by KMP in their capacity as shareholders.

Option Movement During the Year

All options are exercisable following vesting. The following table presents all the options that have vested or been granted that have not lapsed. Options are exercised into ordinary shares on a 1-for-1 basis. The option terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/21	Options Granted	Options Exercised	Options Lapsed	Balance at 30/06/22	Financial year to vest
James D Calaway	13/04/2017	13/04/2017	13/04/2022	0.122	0.150	16,000,000	-	(16,000,000)	-	-	2017
	13/04/2017	13/04/2017	13/04/2022	0.113	0.200	12,000,000	-	(12,000,000)	-	-	2017
	13/04/2017	13/04/2017	13/04/2022	0.106	0.250	12,000,000	-	(12,000,000)	-	-	2017
	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	-	357,710	2020
	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						41,010,830	-	(40,000,000)	-	1,010,830
Julian Babarczy	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						326,323	-	-	-	326,323
Alan Davies	23/05/2017	23/05/2018	23/05/2022	0.063	0.200	200,000	-	(200,000)	-	-	2018
	23/05/2017	23/05/2019	23/05/2022	0.088	0.200	200,000	-	(200,000)	-	-	2019
	23/05/2017	23/05/2020	23/05/2022	0.105	0.200	100,000	-	(100,000)	-	-	2020
	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	-	357,710	2020
	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,510,830	-	(500,000)	-	1,010,830
Total						42,847,983	-	(40,500,000)	-	2,347,983

Performance Rights Movement During the Year

The following table presents all performance rights that have vested or been granted that have not lapsed. The rights terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Name	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/21	Rights Granted	Rights Vested	Balance at 30/06/22	% vested	Financial year to vest
Plan
Julian Babarczy
In lieu of director fees	5/11/2021	5/11/2022	0.790	-	46,407	-	46,407	-	2023
Sub Total				-	46,407	-	46,407
James D Calaway
In lieu of director fees	5/11/2021	5/11/2022	0.790	-	64,970	-	64,970	-	2023
2021 LTI - time based	1/07/2021	1/07/2024	0.790	-	505,096	-	505,096	-	2024
2021 LTI - performance based	1/07/2021	1/07/2024	0.724	-	757,644	-	757,644	-	2024
Sub Total				-	1,327,710	-	1,327,710
Alan Davies
In lieu of director fees	5/11/2021	5/11/2022	0.790	-	46,407	-	46,407	-	2023
Sub Total				-	46,407	-	46,407
Rose McKinney-James
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	-	300,000	-	2024
In lieu of director fees	5/11/2021	5/11/2022	0.790	-	46,407	-	46,407	-	2023
Sub Total				300,000	46,407	-	346,407
Margaret R Walker
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	-	300,000	-	2024
In lieu of director fees	5/11/2021	5/11/2022	0.790	-	46,407	-	46,407	-	2023
Sub Total				300,000	46,407	-	346,407
Ian Bucknell
Retention on employment	8/08/2019	14/11/2021	0.175	488,756	-	(488,756)	-	100%	2022
2019 LTI - time based	8/08/2019	1/07/2022	0.175	517,751	-	-	517,751	-	2023
2019 LTI - performance based	1/07/2020	1/07/2022	0.140	776,627	-	-	776,627	-	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	718,841	-	-	718,841	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,078,261	-	-	1,078,261	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	-	290,268	-	290,268	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	-	435,402	-	435,402	-	2025
Sub Total				3,580,236	725,670	(488,756)	3,817,150
Ken Coon
2020 cash bonus conversion	1/07/2020	1/07/2021	0.125	632,161	-	(632,161)	-	100%	2022
Retention on employment	1/07/2019	1/07/2022	0.135	956,145	-	-	956,145	-	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	440,171	-	-	440,171	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	660,257	-	-	660,257	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	-	162,978	-	162,978	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	-	244,466	-	244,466	-	2025
Sub Total				2,688,734	407,444	(632,161)	2,464,017
Yoshio Nagai
2021 cash bonus conversion	1/07/2021	1/07/2022	0.330	-	404,077	-	404,077	-	2023
Retention on employment	1/08/2019	1/08/2022	0.186	741,120	-	-	741,120	-	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	468,267	-	-	468,267	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	702,401	-	-	702,401		2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	-	173,416	-	173,416	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	-	260,124	-	260,124	-	2025
Sub Total				1,911,788	837,617	-	2,749,405
Bernard Rowe
2018 make up LTI Grant	6/11/2020	1/07/2021	0.195	2,766,272	-	(2,766,272)	-	100%	2022
2019 LTI - time based	6/11/2020	1/07/2022	0.195	1,106,509	-	-	1,106,509	-	2023
2019 LTI - performance based	6/11/2020	1/07/2022	0.1695	1,659,763	-	-	1,659,763	-	2023
2020 LTI - time based	6/11/2020	1/07/2023	0.195	1,344,516	-	-	1,344,516	-	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.1665	2,016,774	-	-	2,016,774	-	2024
2021 LTI - time based	5/11/2021	1/07/2024	0.790	-	540,220	-	540,220	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.724	-	810,331	-	810,331	-	2025
Sub Total				8,893,834	1,350,551	(2,766,272)	7,478,113
Matt Weaver
Catch up LTI	8/08/2019	1/07/2021	0.175	1,519,208	-	(1,519,208)	-	100%	2022
2020 cash bonus conversion	1/07/2020	1/07/2021	0.125	702,401	-	(702,401)	-	100%	2022
2019 LTI - time based	1/07/2020	1/07/2022	0.175	607,683	-	-	607,683	-	2023
2019 LTI - performance based	1/07/2020	1/07/2022	0.140	899,736	-	-	899,736	-	2023
2021 cash bonus conversion	1/07/2021	1/07/2022	0.330	-	505,096	-	505,096	-	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	800,737	-	-	800,737	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,201,106	-	-	1,201,106	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	-	345,907	-	345,907	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	-	518,860	-	518,860	-	2025
Sub Total				5,730,871	1,369,863	(2,221,609)	4,879,125
Total				23,405,463	6,204,483	(6,108,798)	23,501,148

Employment Agreements
The key provisions of the employment agreements are set out below for each of our executive officers. None of these employment agreements have termination dates.

Mr. Calaway, Executive Chairman
Mr. Calaway’s employment agreement has a fixed term of 12 months from July 1, 2022 and was established effective July 1, 2021. It provides for fixed remuneration of US$300,000. At risk STI is 60% of base salary and at risk LTI is 60% of base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Calaway on one months’ notice and by the Company on one months’ notice.

Mr. Rowe, Managing Director and Chief Executive Officer
Mr. Rowe’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$536,000. At risk STI is 75% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 80% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Rowe on six months’ notice and by the Company on six months’ notice.

Mr. Bucknell, Chief Financial Officer and Company Secretary
Mr. Bucknell’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$384,000. At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 60% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Bucknell on three months’ notice and by the Company on six months’ notice.

Mr. Coon, Vice President Human Resources
Mr. Coon’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$242,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Coon on three months’ notice and by the Company on six months’ notice.

Mr. Nagai, Vice President Commercial Sales & Marketing
Mr. Nagai’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$257,500. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Nagai on three months’ notice and by the Company on six months’ notice.

Mr. Weaver, Senior Vice President of Engineering and Operations
Mr. Weaver’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$293,500. At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 70% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Weaver on three months’ notice and by the Company on six months’ notice.

C.	Board Practices

Our board of directors consists of James Calaway (appointed Director in April 2017 and Chairman in June 2017), Bernard Rowe (appointed Managing Director in August 2007), Stephen Gardiner (appointed Director in August 2022), Alan Davies (appointed Director in May 2017), Rose McKinney-James (appointed Director in February 2021) and Margaret Walker (appointed Director in February 2021). Julian Babarczy retired as a Director of the Company on July 4, 2022.

In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director's appointment or three years, whichever is longer. In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office. Such Directors are entitled to submit for re-election.

Service Contracts

Other than as disclosed under “Item 6. Directors, Senior Management and Employees—Compensation—Employment Agreements—Termination and Change of Control Benefits” we do not have any service contracts with directors which provide for benefits upon termination of employment.

Board Committees

Audit and Risk Committee

The Company has an Audit and Risk Committee established in accordance with the Company’s constitution that operates under a charter approved by the board of directors. The Audit and Risk Committee’s roles include overseeing corporate reporting, external audits, risk management and compliance, and related party transactions.

The current membership of the Audit and Risk Committee is:

•	Stephen Gardiner (Chairman, independent, non-executive director);

•	Margaret R. Walker (independent, non-executive director); and

•	Alan Davies (independent, non-executive director).

Julian Babarczy served as chairman of the Audit and Risk Committee during Fiscal 2022. Mr. Babarczy retired as a director of the Company on July 4, 2022 and was replaced as chairman of the Audit and Risk Committee by Stephen Gardiner.

Nomination and Remuneration Committee

The Company has a Nomination and Remuneration Committee established in accordance with the Company’s constitution that operates under a charter approved by the board of directors. The Nomination and Remuneration Committee’s nomination responsibilities include making recommendations regarding board size and director competencies; developing a board skills matrix; making recommendations regarding director selection, appointment and re-election; providing information to security holders; assessing director and executive performance, time commitment and independence; overseeing succession planning; and making other recommendations regarding governance matters. The Nomination and Remuneration Committee’s remuneration responsibilities include developing, reviewing and making recommendations to the board regarding directors’ fees, senior executive remuneration, bias, policies, incentive schemes, equity-based programs, superannuation and retirement benefits, and other perquisites, as well as reviewing and administering incentive schemes and equity-based remuneration plans, including whether shareholder approval is required and ensuring that payments and awards of equity are made in accordance with their terms.

The current membership of the Nomination and Remuneration Committee is:

•	Alan Davies (Chairman, independent, non-executive director);

•	Rose McKinney-James (independent, non-executive director – appointed 10 March 2021); and

•	Stephen Gardiner (independent, non-executive director).

Julian Babarczy served as a member of the Nomination and Remuneration Committee during Fiscal 2022. Mr. Babarczy retired as a director of the Company on July 4, 2022 and was replaced as a member of the Nomination and Remuneration Committee by Stephen Gardiner.

Project Execution Committee

The current membership of the Project Execution Committee is:

•	Margaret R. Walker (Chairman, independent, non-executive director);

•	Alan Davies (independent, non-executive director); and

•	Bernard Rowe (managing director and CEO).

Environmental, Sustainability and Governance Committee

The current membership of the Environmental, Sustainability and Governance Committee is:

•	Rose McKinney-James (Chairman, independent, non-executive director); and

•	James D. Calaway (executive director).

D.	Employees

As of June 30, 2022, we had 24 employees and 8 employee contractors based in five different countries, as shown in the chart below.

	United States	Australia	Canada	Netherlands	Singapore
Employees	19	3	1	0	1
Employee Contractors	4	1	0	1	2

The workforce is non-unionized.

As of June 30, 2021, we had 20 employees and 9 employee contractors.

E.	Share Ownership

The following table lists as of September 30, 2022, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 2,098,134,076 ordinary shares outstanding as of September 30, 2022. For any shareholder holding options or performance rights that are currently exercisable or exercisable within 60 days of September 30, 2022, beneficial ownership is calculated based on 2,098,134,076 ordinary shares outstanding as of September 30, 2022 plus any options or performance rights currently exercisable or exercisable within 60 days of September 30, 2022 held by such shareholder.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
James D. Calaway(2)	57,343,906	2.733%
Bernard Rowe(3)	65,762,193	3.134%
Stephen Gardiner	-	0.000%
Alan Davies(4)	4,307,389	0.205%
Rose McKinney-James	46,407	0.002%
Margaret R. Walker	126,407	0.006%
Ian Bucknell	2,932,461	0.140%
Ken Coon	1,427,399	0.068%
Yoshio Nagai	1,145,197	0.055%
Matt Weaver	4,881,610	0.233%
Officers and directors as a group (10 persons)	137,972,969	6.576%

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2022. As of September 30, 2022, the number of options and performance rights beneficially owned by each of our directors, our chief executive officer and other members of our senior management, currently exercisable or exercisable within 60 days of September 30, 2022 is 2,225,851.

(2)
56,268,106 ordinary shares are held of record by Lithium Investors Americas LLC, an entity controlled by Mr. Calaway. 1,010,830 options (currently exercisable), and 64,970 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Calaway.

(3)
51,690,902 ordinary shares are held of record by Mopti Pty Limited, an entity controlled by Mr. Rowe. 5,826,182 ordinary shares are held of record by Mopti Management Pty Limited, an entity controlled by Mr. Rowe. 8,245,109 ordinary shares are held of record in the name of Mr. Rowe.

(4)
1,300,854 ordinary shares are held of record by Diversa Trustees Limited as trustee for HUB24 Super Fund, an entity controlled by Mr. Davies. 1,949,298 ordinary shares, 1,010,830 options (currently exercisable), and 46,407 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Davies

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of September 30, 2022, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2022. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of September 30, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 2,098,134,076 ordinary shares issued and outstanding as at September 30, 2022. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Centaurus Capital LP(1)	253,611,108	12.1%
Sibanye-Stillwater(2)	145,862,742	7.0%

(1)
John D. Arnold is the natural person with ultimate voting or investment control over Centaurus Capital LP and thus indirectly controls voting with regard to shares of ioneer owned by Centaurus Capital LP. The address of Centaurus Capital LP is 1717 West Loop South, Suite 1800 Houston, TX 77027.

(2)
As a publicly-traded entity, Sibanye-Stillwater has a board of directors, a chief executive officer and a chief financial officer, as well as other individuals, who have significant and material input into investments made by Sibanye-Stillwater.

Record Holders

As of September 30, 2022, we had 2,098,134,076 ordinary shares outstanding. Based on information known to us, as of September 30, 2022, 571,030,527 (27.2%) of our ordinary shares were being held in the United States by 91 holders and 719,548,956 (34.3%) of our ordinary shares were being held in Australia by 211 holders. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2020, other than employment and “Compensation”, matters described under “Executive Compensation”, there have been no transactions or loans between us and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;

(c)	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;

(d)
key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

(e)
enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) above or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2022, 2021 or 2020 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Additional Information—Constitutional Documents—Description of Share Capital—American Depositary Shares.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The principal trading market for our ordinary shares is the ASX in Australia. Our ordinary shares trade under the symbol “INR”.

On October 19, 2022, the closing price of our ordinary shares as traded on the ASX was A$0.555 per ordinary share. Our ADSs are listed on Nasdaq under the symbol “IONR”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are publicly traded on the ASX under the symbol “INR”. Our ADSs are publicly traded on Nasdaq under the symbol “IONR”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Constitutional Documents

DESCRIPTION OF SHARE CAPITAL

The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to our Annual Report on Form 20-F. All references to the “Company,” “we,” “us,” “our” and “ours” refer to ioneer Ltd. and its consolidated subsidiaries.

General

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission (“ASIC”). Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX. Our ADSs, each representing 40 of our ordinary shares, are listed on Nasdaq under the symbol “IONR.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

The Australian law applicable to our Constitution is not significantly different from U.S. laws applicable to a U.S. company’s charter documents except we do not have a limit on our authorized share capital, as the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules of the Australian Securities Exchange and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that our Board of Directors determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Constitution

Our constituent document is a Constitution. The Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. Where there is an inconsistency between the provisions of the Constitution and the ASX Listing Rules, the provisions of the ASX Listing Rules will prevail over any inconsistent provisions of the Constitution.

Purposes and Objects

As a public company, we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors and Management of the Company

The business is managed by the directors who may exercise all the powers of the Company that are not required to be exercised by shareholders in a general meeting. The exercise of these powers is subject to the provisions of this Constitution, the ASX Listing Rules and the Australian Corporations Act (to the extent applicable).

Members Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and if required by the ASX, subject to us obtaining the approval of shareholders in a general meeting). We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting. We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same. As at the date of this annual report on Form 20-F, there are no ordinary shares that have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our ordinary shares on issue are validly issued, fully paid and rank pari passu (equally). The rights attached to our ordinary shares are as follows:

•
Dividend Rights. Under our Constitution, subject to the rights of persons (if any) entitled to shares with special rights to dividends, the directors may declare an interim or final dividend be paid to the members in accordance with the Australian Corporations Act and may authorize the payment or crediting by us to the members of such a dividend. No dividend carries interest as against us. Under the Australian Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless the resolution for the payment of the dividend otherwise directs, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

•
Voting Rights. Holders of ordinary shares have one vote per person on a show of hands, or one vote for each fully paid ordinary share held (or for a partly paid share, a fraction of a vote equal to the proportion which the amount paid up bears to the total issue price of the share) on all matters submitted to a vote of shareholders conducted by way of a poll.

The quorum required for a general meeting of shareholders consists of at least five shareholders or shareholders representing at least 10% of our voting shares present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting at which there is a lack of a quorum after 30 minutes (excluding a meeting convened on the requisition of shareholders) will be adjourned to the date, time and place as the Directors may by notice to shareholders appoint, or failing any appointment, to the same day in the following week at the same time and place. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the reconvened meeting.

Under the Australian Corporations Act, an ordinary resolution requires approval by the shareholders by a simple majority of the votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution). Under our Constitution and the Australian Corporations Act, a special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

•
Rights in the Event of Liquidation. Under our Constitution, in the event of our liquidation, after satisfaction of liabilities to creditors and other statutory obligations prescribed by the laws of Australia, and the passing of a special resolution giving effect to the following, the liquidator may distribute our assets to the holders of ordinary shares in proportion to the shares held by them respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing Rights Attached to Shares

Under the Australian Corporations Act and our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Under the Australian Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. The directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our Company, imposed by the takeover provisions in the Australian Corporations Act which prohibit a person from acquiring voting shares or interests above the 20% level unless the person uses one of several permitted transactions types, neither our Constitution nor the laws of the Commonwealth of Australia (excluding the Foreign Acquisitions and Takeovers Act 1975 (as amended from time to time) and related regulations) restrict in any way the ownership of shares in our Company.

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12-month period. Issues of securities in excess of this limit or the issue of securities to our related parties, certain substantial shareholders and their respective associates require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) and Australia’s Foreign Investment Policy, or the Policy. The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled ‘Mandatory notification requirements’, foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled ‘Other situations where FIRB clearance might be sought’, it is generally recommended that foreign persons obtain FIRB Clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest. The issue of a FIRB Clearance removes the risk of the exercise of the Australian Treasurer’s powers.

The obligation to notify and obtain FIRB Clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB Clearance may be an offence under Australian law.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by the FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

Broadly, FIRB Clearance is required for the following transactions involving the acquisition of shares by foreign persons in an Australian corporation:

•	the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);

•	any direct investment by a foreign government investor; and

•	the acquisition of shares in an Australian land corporation where applicable monetary thresholds are met.

As at January 1, 2022, the prescribed threshold applicable to the majority of non-land investments is A$289 million though a higher threshold of A$1.250 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore, Hong Kong, Peru, Chile, Canada, Mexico and Vietnam unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2022, the Company did not have any interests in Australian land and hence is not an Australian land corporation.  However, the Company’s gross assets were valued above A$289 million. Accordingly, an investor in the Company would currently be subject to the mandatory notification regime if they are a foreign government investor making a direct investment in the Company or a private foreign person that acquires a substantial interest in the Company's shares. Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be ‘contrary to the national interest’.

For example, FIRB has stated in its guidance as at April 12, 2022 that foreign persons proposing to invest in a business or entity involved in the extraction, processing or sale of lithium are encouraged to seek FIRB Clearance on a voluntary basis.

In this circumstance, clearance may be sought on a voluntary basis. This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have an aggregate substantial interest in the Company, the Company would be considered to be a foreign person under the FATA. In such event, we would be required to obtain FIRB Clearance for our own transactions involving the acquisitions of interests in Australian land and certain types of acquisitions of interests in Australian corporations. FIRB Clearance for such acquisitions may or may not be given or may be given subject to conditions. If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment. There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;

•
a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, or a foreign government, holds a substantial interest (being a direct or indirect, actual or potential, voting power of 20.0% or more);

•
a corporation in which two or more persons, each of whom is either a non-Australian resident, a non-Australian corporation or a foreign government, hold an aggregate substantial interest (being a direct or indirect, actual or potential, voting power in aggregate of 40.0% or more);

•	a trustee of a trust or the general partner of a limited partnership in which a non-Australian resident, non-Australian corporation, or a foreign government, holds a substantial interest;

•
a trustee of a trust or the general partner of a limited partnership in which two or more persons, each of whom is either a non-Australian resident, a non-Australian corporation or a foreign government, hold an aggregate substantial interest; or

•	a foreign government investor,

to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Under the FATA, an associate of a person is broadly defined to include:

•	relatives (including spouse or de facto partner) of the person;

•	any person with whom the person is acting, or proposes to act, in concert in relation to an action;

•	any business partner of the person;

•	any entity of which the person is a senior officer;

•	any holding entity of the person or any senior officer of the person (where the person is a corporation);

•
any entity whose senior officers are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is an entity, of the senior officers of the person;

•	any entity in accordance with the directions, instructions or wishes of which, or of the senior officers of which, the person is accustomed or under an obligation, whether formal or informal, to act;

•	any corporation in which the person holds a substantial interest;

•	where the person is a corporation—a person who holds a substantial interest in the corporation;

•	the trustee of a trust in which the person holds a substantial interest;

•	where the person is the trustee of a trust —a person who holds a substantial interest in the trust estate.

Australian Land Corporation

An Australian land corporation, or ALC, is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

Substantial Interest

A substantial interest in an entity is an interest in at least 20% or more of the actual or potential voting power or issued shares in that entity held by a single foreign person.

An aggregate substantial interest in an entity is an aggregate interest in at least 40% or more of the actual or potential voting power or issued shares in that entity held by multiple foreign persons.

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;

•	the ability to appoint directors or asset managers;

•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or

•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Investor

A Foreign Government Investor is:

•	a foreign government or separate government entity;

•	an entity in which a foreign government or separate government entity has a substantial interest of 20% or more; or

•	an entity in which foreign governments or separate government entities of more than one foreign country have an aggregate substantial interest of 40% or more.

Our Constitution does not contain any additional limitations on a nonresident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our Company to be made in writing pursuant to an instrument of transfer (as prescribed under the Australian Corporations Act) if the Company’s shares are not quoted on the ASX or another prescribed financial market in Australia. Under current stamp duty legislation no Australian stamp duty will be payable in Australia on the issue or trading of shares in the Company as the Company is not a “landholder” in any Australian State or Territory, and it is expected that all of the Company’s issued shares will remain quoted on the ASX at all times and no shareholder will acquire or commence to hold (on an associate inclusive basis) 90% or more of the Company’s total issued shares.

American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 40 shares (or a right to receive 40 shares) deposited with HSBC Bank Australia Limited, as custodian for the depositary in Australia. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•
Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

•
Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

•
Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•
Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•
we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•
are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•
the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Although the deposit agreement provides a waiver of jury trial, we have been advised that no condition, stipulation or provision of the deposit agreement or ADSs can serve as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Accordingly, we expect to be subject to a jury trial in actions based on such laws, rules and regulations.

C.	Material Contracts

There are no other contracts, other than those disclosed in this annual report on Form 20-F and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report on Form 20-F.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.	Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the acquisition, ownership and disposition of their absolute beneficial ownership of ADSs and ordinary shares. This discussion is based on the laws in force as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Material U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of the ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	insurance companies;

•	banks or other financial institutions;

•	individual retirement and other tax-deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	individuals who are former U.S. citizens or former long-term U.S. residents;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	persons holding the ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;

•	persons that received ADSs or ordinary shares as compensation for the performance of services;

•	grantor trusts;

•	tax-exempt entities;

•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or

•	persons that are not U.S. Holders (as defined below).

In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, we have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of the ADSs and ordinary shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs or ordinary shares.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, no gain or loss will be recognized for U.S. federal income tax purposes if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

Certain Tax Consequences If We Are a PFIC

The rules governing PFICs can result in adverse tax consequences to U.S. Holders. We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. If we are classified as a PFIC in any taxable year with respect to which you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and you make the “deemed sale election” described below.

Because we did not have active business income in the taxable year ended June 30, 2022, we believe we were a PFIC in tax year 2022, and, because we do not expect to begin active business operations in the current taxable year ending June 30, 2023, we expect to be a PFIC in tax year 2023. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of the ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for the taxable year ending June 30, 2023. Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty.  Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. You should consult your own tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on the ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such ADSs or ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period will be treated as ordinary income arising in the current taxable year (and would not be subject to the interest charge discussed below); and

•
the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ADSs or ordinary shares cannot be treated as capital gains, even if the ADSs or ordinary shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, during such year you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary.  You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ADSs or ordinary shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above, and loss would not be recognized.

PFIC “Mark-to-market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC.

If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs or ordinary shares. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of the ADSs or ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs remain listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq. While we would expect the ASX, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the ASX is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

PFIC “QEF” election

Alternatively, in certain cases, a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

Certain Tax Consequences If We Are Not a PFIC

Distributions

If you are a U.S. Holder of the ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you. Instead, see “—Certain Tax Consequences If We Are A PFIC.”

We do not currently anticipate paying any distributions on the ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to the ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter, as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to the ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

If you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”) or the ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

The Treaty has been approved for purposes of the qualified dividend rules. IRS guidance indicates that the ADSs (which are listed on Nasdaq) are readily tradeable for purposes of satisfying the conditions required for these reduced tax rates, but there can be no assurance that the ADSs will be considered readily tradeable on an established securities market in subsequent years. We do not expect that our ordinary shares will be listed on an established securities market in the United States.

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2022 and expect to be a PFIC in our taxable year ending June 30, 2023. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a PFIC.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to the ADSs or ordinary shares.

Distributions paid in Australian dollars, including any Australian taxes withheld, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars generally should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends you receive with respect to ADSs or ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements or if you engage in certain risk reduction transactions. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing your U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact-specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “—Certain Australian Income Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable years 2022 and 2023).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

If you are a U.S. Holder of the ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Certain Tax Consequences If We Are A PFIC.”

Subject to the PFIC rules discussed above, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ADSs or ordinary shares equal to the difference between the amount realized on the disposition (determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs or ordinary shares. Your initial tax basis will be your U.S. dollar purchase price for such ADSs or ordinary shares.

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for the ADSs or ordinary shares, this recognized gain or loss will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Generally, if you are a non-corporate U.S. Holder, long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs or ordinary shares. See “Certain Australian Income Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs or ordinary shares not held through an account with a U.S. financial institution. If you acquire any of the ADSs or ordinary shares for cash, you may be required to file an IRS Form 926 with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, you own directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ADSs or ordinary shares when aggregated with all related transfers under applicable regulations exceeds an applicable dollar threshold. You are urged to consult with your own tax advisor regarding the reporting obligations that may arise from the acquisition, ownership or disposition of the ADSs or ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Certain Australian Income Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs.

It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

A U.S. holder of ADSs will be treated for Australian taxation purposes as being “absolutely entitled” to the underlying ordinary shares in the Company in accordance with Taxation Ruling TR 2004/D25. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of holding ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders.

Dividend withholding tax on unfranked dividends that are not declared to be CFI will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI and are paid by the Company to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States, and provided the shares are not effectively connected with a permanent establishment or a fixed base of the resident of the United States in Australia through which the resident of the United States carries on business in Australia or provides independent personal services.

The Australian tax withheld on dividends paid by the Company is limited to 5% where the dividends are paid by the Company to a beneficial owner that is a non-Australian Shareholder which is a company, is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States and which owns a 10% or greater interest in the voting power of the Company. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders who hold their shares on capital account will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless (1) they, together with associates, hold 10% or more of the Company’s issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal and (2) more than 50% of the market values of the Company’s assets are attributable to Australian real property assets (discussed below).

Non-Australian Shareholders who own an associate inclusive interest (directly or indirectly) of 10% or more in the underlying ordinary shares in the Company would be subject to Australian capital gains tax where more than 50% of the Company’s direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. The net capital gain is included in the Non-Australian Shareholder’s income.

A 12.5% non-final withholding obligation applies to when a non-resident disposes of certain taxable Australian property (which can include a non-portfolio interest (an interest of 10% or more) in a company whose underlying value is principally derived from Australian real property).

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account or as Trading Stock

Some Non-Australian Shareholders may hold shares on revenue account or as trading stock rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia (subject to the application of the Double Taxation Convention between the United States and Australia as outlined below)

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account or as trading stock would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals. Where the Non-Australian Shareholder is entitled to the benefit of the Double Taxation Convention between the United States and Australia, any Australian-sourced gains on disposal of the shares will only be subject to tax in Australia where the Company’s assets consist wholly or principally of real property situated in Australia, or where the shares are attributable to a PE of the non-resident in Australia. Non-Australian Shareholders that are companies will be assessed at a rate of 30%.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to tax twice in Australia on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as both an Australian resident and a US resident. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of our shares because:

•	the Company is not (directly or indirectly) a ‘landholder’ for the purposes of the duties legislations in each Australian State and Territory; and

•	all of our issued shares remain quoted on the ASX at all times, and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of all of our issued shares.

No Australian stamp duty is payable on the issue and trading of ADSs, for the same reasons.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the ASX, we have filed annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au under our symbol “INR”. We also maintain a web site at ioneer.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2022, 2021 and 2020, we had A$136.6 million, A$83.1 million, and A$38.3 million, respectively, of cash and short-term deposits. We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

Foreign Currency Risk

We currently do not enter into hedging or derivative transactions to manage foreign currency risk as our exposure to foreign currency risk is not material.

Commodity Price Risk

Although we are currently engaged in exploration and development activities, we are exposed to commodity price risk because commodity prices affect the economic feasibility of mining on our properties and the value of such properties. These commodity prices can be volatile and are influenced by factors beyond our control. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2022.  “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2022. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and we are exempted from such attestation requirement.

Changes in Internal Control over Financial Reporting

During fiscal 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gardiner is an audit committee financial expert and is independent under the listing standards of Nasdaq for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of conduct that applies to our executive officers, including our chief executive officer, chief financial officer, or persons performing similar functions.  The code of conduct is publicly available under the “Corporate Governance” section of our website at www.ioneer.com/about/corporate-governance.  Written copies are available upon request.  If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the codes of conduct, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by Ernst & Young, which has served as our independent registered public accounting firm for the last two completed fiscal years.

Services Rendered	Fiscal 2021	Fiscal 2022
Audit Fees	A$60,500	A$161,600
Audit Related Fees	A$-	A$189,280
Tax Fees	A$-	A$-
All Other Fees	A$-	A$6,950
Total	A$60,500	A$357,830

Pre-Approval Policies and Procedures

Our Audit and Risk Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit and Risk Committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis.  Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee.  All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit and Risk Committee after our listing on Nasdaq.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In connection with our initial listing on Nasdaq and registration under the Exchange Act, we did not elect to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv).

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Corporate Governance Differences

Nasdaq allows a foreign private issuer, such as ioneer, to follow its home country practices in lieu of certain of Nasdaq’s corporate governance standards.  We rely on exemptions from certain corporate governance standards and instead follow laws, rules, regulations or generally accepted business practices in Australia.  In particular, we follow home country law instead of Nasdaq practice regarding:

•
We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.

•
We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq. Our Constitution provides that five shareholders present shall constitute a quorum for a general meeting. Nasdaq requires that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we have claimed this exemption.

•
We rely on an exemption from the requirement that our nomination and remuneration committee be independent as defined by Nasdaq. We instead maintain the independence of such committee in compliance with the ASX Corporate Governance Principles and Recommendations.

•
We rely on an exemption from the requirement prescribed by Nasdaq that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by special resolution is sought at the Company's annual general meeting) of our issued share capital in any 12 month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties, certain substantial shareholders and their respective associates (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan. Due to differences between Australian law and rules and Nasdaq shareholder approval requirements, we have claimed this exemption.

•
We rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with Nasdaq. Instead, we maintain a code of conduct consistent with the ASX Corporate Governance Principles and Recommendations.

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq, may in certain circumstances provide less protection than is accorded to investors in a U.S. issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable because we do not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ioneer Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ioneer Limited

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of ioneer Limited and its subsidiaries (the Company) as of June 30, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2017

Sydney, Australia

October 21, 2022

Consolidated statement of profit or loss and other comprehensive income
For the years ended June 30 2022, 2021 and 2020

		2022	2021	2020
	Note	A$'000	A$'000	A$'000
Exploration expenditure written off	2.1	(24)	(48)	(81)
Other income	2.2	-	-	138
Employee benefits expensed	7.1	(6,658)	(5,899)	(5,063)
Other expenses	2.4	(9,877)	(3,008)	(3,250)
Loss from operating activities		(16,559)	(8,955)	(8,256)
Finance income	2.5	4,000	97	2,838
Finance costs	2.5	(24)	(1,468)	(28)
Net finance income / (costs)	2.5	3,976	(1,371)	2,810
Loss before tax		(12,583)	(10,326)	(5,446)
Income tax expense	3.1	-	-	-
Loss for the year		(12,583)	(10,326)	(5,446)
Loss attributable to equity holders of the company		(12,583)	(10,326)	(5,446)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation difference on foreign operations		12,836	(8,040)	(175)
Other comprehensive income/(loss) (net of tax)		12,836	(8,040)	(175)
Total comprehensive profit / (loss) for the year		253	(18,366)	(5,621)
Total comprehensive income / (loss) attributable to the owners of the company		253	(18,366)	(5,621)

		2022	2021	2020
Earnings per share		Cents	Cents	Cents
Basic loss per ordinary share	2.6	(0.62)	(0.59)	(0.34)
Diluted loss per ordinary share	2.6	(0.62)	(0.59)	(0.34)

The consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
As at June 30 2022 and 2021

		2022	2021
	Note	A$'000	A$'000
Current assets
Cash assets	4.1	136,568	83,078
Receivables	4.2	213	359
Total current assets		136,781	83,437

Non-current assets
Receivables	4.2	282	266
Plant and equipment	4.3	-	3
Right of use asset	4.4	356	309
Exploration and evaluation expenditure	4.5	171,819	114,375
Total non-current assets		172,457	114,953
Total assets		309,238	198,390

Current liabilities
Payables	4.6	12,752	6,630
Lease liabilities	4.6	243	251
Provisions	4.7	721	375
Total current liabilities		13,716	7,256

Non-current liabilities
Lease liabilities - non-current	4.6	126	79
Total Non-current liabilities		126	79
Total liabilities		13,842	7,335
Net assets		295,396	191,055

Equity
Contributed equity	5.1	337,494	230,730
Reserves	5.2	13,892	3,732
Accumulated losses		(55,990)	(43,407)
Total equity		295,396	191,055

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the years ended June 30 2022, 2021 and 2020

		Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	Note	A$'000	A$'000	A$'000	A$'000	A$'000

As at July 1 2021		230,730	(6,649)	10,381	(43,407)	191,055
Loss for the year ended June 30 2022		-	-	-	(12,583)	(12,583)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	12,836	-	-	12,836
Total other comprehensive income		-	12,836	-	-	12,836
Total comprehensive income for the year		-	12,836	-	(12,583)	253
Issue of share capital
Ordinary shares cash	5.1	95,584	-	-	-	95,584
Proceeds from unlisted options exercised	5.1	7,900	-	-	-	7,900
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	3,300	-	3,300
Fair value of unlisted options exercised	5.2	4,617	-	(4,616)	-	1
Fair value of performance rights vested	5.2	1,360	-	(1,360)	-	-
Share issue costs	5.1	(2,697)	-	-	-	(2,697)
As at June 30 2022		337,494	6,187	7,705	(55,990)	295,396

As at July 1 2020		153,290	1,391	8,446	(33,081)	130,046
Loss for the year ended June 30 2021		-	-	-	(10,326)	(10,326)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(8,040)	-	-	(8,040)
Total other comprehensive income		-	(8,040)	-	-	(8,040)
Total comprehensive income for the year		-	(8,040)	-	(10,326)	(18,366)
Issue of share capital
Ordinary shares cash	5.1	80,000	-	-	-	80,000
Ordinary shares non-cash		374	-	-	-	374
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	2,516	-	2,516
Fair value of unlisted options exercised	5.2	-	-	-	-	-
Fair value of performance rights vested	5.2	581	-	(581)	-	-
Share issue costs	5.1	(3,515)	-	-	-	(3,515)
As at June 30 2021		230,730	(6,649)	10,381	(43,407)	191,055

As at July 1 2019		113,013	1,566	8,711	(27,635)	95,655
Loss for the year ended June 30 2020		-	-	-	(5,446)	(5,446)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(175)	-	-	(175)
Total other comprehensive income		-	(175)	-	-	(175)
Total comprehensive income for the year		-	(175)	-	(5,446)	(5,621)
Issue of share capital
Ordinary shares cash	5.1	40,000	-	-	-	40,000
Proceeds from unlisted options exercised	5.1	578	-	-	-	578
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	1,233	-	1,233
Fair value of unlisted options exercised		1,076		(1,076)		-
Fair value of performance rights vested	5.2	422	-	(422)	-	-
Share issue costs	5.1	(1,799)	-	-	-	(1,799)
As at June 30 2020		153,290	1,391	8,446	(33,081)	130,046

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cashflows
For the years ended June 30 2022, 2021 and 2020

		2022	2021	2020
	Note	A$'000	A$'000	A$'000
Cash flows from operating activities
Payment to suppliers and employees		(15,089)	(6,487)	(6,745)
Interest and other finance costs paid		(7)	-	(28)
Net cash flows used in operating activities (inclusive of GST)	4.1	(15,096)	(6,487)	(6,773)

Cash flows from investing activities
Expenditure on mining exploration		(36,384)	(23,677)	(45,080)
Purchase of equipment	4.3	(4)	(6)	(21)
Interest received		69	39	747
Net cash flows used in investing activities		(36,319)	(23,644)	(44,354)

Cash flows from financing activities
Proceeds from the issue of shares	5.1	95,584	80,000	40,000
Proceeds from exercise of options	5.1	7,900	-	578
Equity raising expenses	5.1	(2,697)	(3,515)	(1,799)
Payments of lease liability		(228)	(107)	(103)
Net cash flows received from financing activities		100,559	76,378	38,676
Net increase (decrease) in cash held		49,144	46,247	(12,451)

Cash at the beginning of the financial year		83,078	38,268	48,604
Effect of exchange rate fluctuations on balances of cash held in USD		4,386	(1,437)	2,115
Closing cash carried forward	4.1	136,568	83,078	38,268

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020

Section 1.	Basis of preparation

1.1.	Reporting entity

The financial report of ioneer Ltd for the year ended 30 June 2022 was authorised for issue in accordance with a resolution of the Directors on October 19, 2022.

ioneer Ltd is a for profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code “INR”.  The registered office of the Company is suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 Australia.

The Company is principally engaged in the development of the Rhyolite Ridge lithium-boron deposit in the state of Nevada, United States of America.  Further information about the nature of the Group’s operations and activities is provided in the directors’ report.  Information on the group structure is set out in Section 8 of this report and information on other related party disclosures of the Group is provided in Section 9.

1.2.	Basis of preparation

•
These financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ('IASB'), including new or amended accounting standards effective for reporting periods beginning July 1 2021.

•	Unless otherwise stated, the accounting policies disclosed have been consistently applied.
•	The financial report has been prepared on a historical cost basis.
•	The financial statements have been presented in Australian dollars which is the parent entity’s functional currency.
•
The financial statements have been prepared on the going concern basis which assumes the company and consolidated entity will have sufficient cash to pay its debts as and when they become payable for a period of at least 12 months from the date the financial report was authorised for issue.

1.3.	New and amended accounting standards and interpretations

The Group has adopted all the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.

The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2022.  The Group’s assessment of the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

Classification of Liabilities as Current or Non-current (IAS 1)
A liability is classified as current if the entity has no right at the end of the reporting period to defer settlement for at least 12 months after the reporting period.  The IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the requirements for classifying liabilities as current or non-current. Specifically:
•      The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists.
•      Management intention or expectation does not affect classification of liabilities.
•      In cases where an instrument with a conversion option is classified as a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current.
These amendments had no material impact on the financial statements.

Amendments to IAS 8 – Disclosure of Accounting Estimates
The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. These amendments had no material impact on the financial statements.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The initial recognition exemption has been narrowed such that it no longer applies to transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. These amendments had no material impact on the financial statements.

1.4.	Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company.  Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its operations.  The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date that control ceases.  With the exception of the wind up of three Canadian entities during the financial year there has been no change in the control of any subsidiaries during the financial period.  All subsidiaries are 100% owned by the Company (2021: 100%).

Transactions eliminated on consolidation

All inter-company balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

Accounting policies

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

1.5.	Critical accounting estimates and judgements

The preparation of these financial statements in conformity with International Financial Reporting Standards has required management to make judgements, estimates and assumptions which impact the application of policies and reported amounts of assets and liabilities, income and expenses.  These estimates and associated assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed regularly and revisions to accounting estimates are reviewed in the period in which the estimate is revised. The most significant estimates and assumptions which have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to:

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted, processed and sold from the Groups properties under current and foreseeable economic conditions.  The group determines and reports reserves under the standards incorporated in the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the JORC code).  The SEC generally requires disclosure of mining reserves in accordance with Regulation S-K, Subpart 1300.

The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates.  Change in ore reserve impact the assessment of recoverability of exploration and evaluation assets.

Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore to be determined by analysing geological data.  This process may require complex and difficult judgements to interpret the data.

Exploration and evaluation assets
The Group’s policy for exploration and evaluation expenditure is set out in note 4.5.  The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such estimates and assumptions may change as new information becomes available. If, after capitalisation of expenditure under the policy, it is concluded that the capitalised expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss.   Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted.  Additional information is set out in note 7.3, Share-based payments.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
1.6.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates.

The functional currency of the entities in the Group is predominantly US Dollars, with the exception of ioneer Limited, which has a functional currency of Australian Dollars.

The consolidated financial statements continue to be presented in Australian dollars, which is the parent entity’s functional currency.  However, in FY2023 it is the Group’s intention to change the presentation currency to United States Dollars.

Transactions and balances

Foreign currency transactions are translated at the foreign exchange rate at the date of the transaction.  Monetary assets and liabilities denominated in a foreign currency at the end of the reporting period are translated at the year-end exchange rate. Exchange differences arising on the translation of monetary items are recognised in the statement of profit or loss.

Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

Presentation of foreign exchange gains and losses in the statement of profit or loss

The Group presents its foreign exchange gains and losses within net financing income /expense in the statement of profit or loss.

Section 2.	Financial performance

2.1.	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Managing Director is considered to be the CODM and is empowered by the Board to allocate resources and assess the performance of the Group.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Description of segments

The Company operates predominantly as a mineral exploration and development company.  The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group.

North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, exchange gains and losses and corporate assets (predominantly cash).

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Segment information provided to the CODM:

Segment information	North America			Australia			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Exploration expenditure - non core	(24)	(48)	(81)	-	-	-	(24)	(48)	(81)
Other income / (expenses)	(3,997)	-	138	(5,880)	-	-	(9,877)	-	138
Reportable segment profit / (loss)	(4,021)	(48)	57	(5,880)	-	-	(9,901)	(48)	57
Employee benefits and other expenses	(1,832)	(3,366)	(2,841)	(4,826)	(5,541)	(5,472)	(6,658)	(8,907)	(8,313)
Net financing income / (expense)	4	(2,880)	1	3,972	1,509	2,809	3,976	(1,371)	2,810
Net loss before income tax	(5,849)	(6,294)	(2,783)	(6,734)	(4,032)	(2,663)	(12,583)	(10,326)	(5,446)

Segment assets
Exploration assets	171,819	114,375	94,824	-	-	-	171,819	114,375	94,824
Other assets	8,931	18,019	9,764	128,488	65,996	29,230	137,419	84,015	38,994
Total assets	180,750	132,394	104,588	128,488	65,996	29,230	309,238	198,390	133,818
Segment liabilities
Payables	11,813	5,857	2,095	1,182	1,024	1,002	12,995	6,881	3,097
Provisions	480	215	189	241	160	82	721	375	271
Total current liabilities	12,293	6,072	2,284	1,423	1,184	1,084	13,716	7,256	3,368
Payables	126	-	404	-	79	-	126	79	404
Total non-current liabilities	126	-	404	-	79	-	126	79	404
Total liabilities	12,419	6,072	2,688	1,423	1,263	1,084	13,842	7,335	3,772
Net assets	168,331	126,322	101,900	127,065	64,733	28,146	295,396	191,055	130,046

Major customers

The Company has no major customers and nil revenues (2021 and 2020: nil).

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
06/30/2022	06/30/2021	06/30/2020
$’000	$’000	$’000

2.2.	Other income

Write back of reclamation bonds	-	-	138
Total other income	-	-	138

In the prior year, the Group recognised, outstanding reclamation bonds previously written off as exploration expenditure.

2.3.	Impairment write-off

Exploration expenditure written off	(24)	(48)	(81)
Total impairment	(24)	(48)	(81)

2.4.	Other expenses

General and administrative expenses	4,133	1,805	1,874
Consulting and professional costs	5,504	967	1,224
Depreciation and amortisation	240	236	152
Total other expenses	9,877	3,008	3,250

2.5.	Net finance costs

Interest income from external providers	85	39	721
Other revenue	68	58	-
Net foreign exchange gain	3,847	-	2,117
Finance income	4,000	97	2,838

Bank charges	(17)	(20)	(20)
Net foreign exchange loss	-	(1,436)	-
Lease interest	(7)	(12)	(8)
Finance costs	(24)	(1,468)	(28)
Net finance income / (costs)	3,976	(1,371)	2,810

Interest income is recorded at the effective interest rate applicable to the financial instrument. Interest is recognised as it accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
2.6.	Earnings per share

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000

Earnings used in calculating earnings per share
Basic and diluted loss	(12,583)	(10,326)	(5,446)

Weighted average number of ordinary shares used as the denominator	Number	Number	Number

Issued ordinary shares - opening balance	1,896,676,204	1,680,202,466	1,474,983,509
Effect of shares issued	117,750,170	69,056,018	122,026,219

Weighted average number of ordinary shares	2,014,426,374	1,749,258,484	1,597,009,728

Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares at 30 June for basic EPS	2,014,426,374	1,749,258,484	1,597,009,728
Effect of dilution from options and rights on issue	-	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,014,426,374	1,749,258,484	1,597,009,728

	Cents	Cents	Cents
Basic loss per share attributable to the ordinary equity holders of the company	(0.62)	(0.59)	(0.34)
Diluted loss per share attributable to the ordinary equity holders of the company	(0.62)	(0.59)	(0.34)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of dilution from options and rights on issue in the financial year would be 35,597,029 (2021: 76,171,508 and 2020: 53,324,084). The impact the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Section 3.	Taxation

3.1.	Taxation

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000
Tax expense comprises:
Income tax
Current tax benefit / (expense)	-	-	-
Tax expense related to movements in deferred tax balances	-	-	-
Total tax (expense) / benefit	-	-	-
Numerical reconciliation between tax (expense) / benefit and pre-tax net result:
Loss before tax	(12,583)	(10,326)	(5,446)
Prima facie taxation benefit at 30%	(3,775)	(3,098)	(1,634)
Decrease / (increase) in income tax benefit due to:
Non-deductible expenses	1,501	728	287
Foreign exchange and other translation adjustments	(1,177)	432	(616)
Additional tax deductible expenditure	(190)	(113)	(82)
Unrecognised tax losses relating to current year	3,859	2,160	2,142
Adjustments for prior years	(218)	(109)	(97)
Income tax (expense) / benefit	-	-	-

No provision for income tax is considered necessary in respect of the Company for the year ended June 30 2022. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes.  The Group has estimated tax loss positions across the group as follows:

Deferred Tax
Deferred tax relates to the following
06/30/2022
$’000
Deferred tax relates to the following
Foreign exchange gain/loss	(1,177)
Losses available for offsetting against future taxable income	1,177
Net deferred tax asset	-

The Group has tax losses for which no deferred tax asset has been recognised on the Statement of Financial Position that amounted to $37.6 million.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
	Jurisdiction 06/30/2022
	Australia	USA	Canada
	AUD$'000	US$'000	CAD$'000
Non-recognised tax losses - revenue
Balance at the beginning of the period	17,608	8,977	216
Movement during the period	3,536	2,853	3
Balance at the end of the period	21,144	11,830	219

	AUD$'000	US$'000	CAD$'000
Non-recognised tax losses - capital
Balance at the beginning of the period	7,307	-	-
Movement during the period	-	-	-
Balance at the end of the period	7,307	-	-
Total revenue and capital losses not recognised	28,451	11,830	219

These amounts will only be obtained if:

•	the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised,
•	the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law, and
•
no changes in tax legislation adversely affect the Company and Controlled Entities in realising the benefit from the deductions for the losses, i.e. current tax legislation permits carried forward tax losses to be carried forward indefinitely.

The group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.

Section 4.	Invested and working capital

4.1.	Cash assets

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000

Cash at bank	100,276	83,078	17,386
Short term deposits	36,292	-	20,882
Total cash assets	136,568	83,078	38,268
Cash flow reconciliation
Reconciliation of net cash outflow from operating activities to operating loss after tax
Loss for the period	(12,583)	(10,326)	(5,446)
Adjustments to reconcile profit to net cash flows:
Depreciation	7	13	53
Other income	-	-	(138)
Exploration expenditure written-off	24	48	81
Share-based payments	2,063	2,034	682
Net foreign exchange differences - unrealised	(6,316)	1,437	(2,116)
Interest income	(85)	(39)	(721)
Interest expense	7	-	-
Lease liabilities	221	107	103
Change in assets and liabilities during the financial year:
Decrease / (Increase) in trade and other receivables	163	(230)	(243)
Increase in accounts payable	1,403	469	972
Net cash used in operating activities	(15,096)	(6,487)	(6,773)

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
4.2.	Receivables

	06/30/2022	06/30/2021
	$’000	$’000
Current
Interest receivable	16	-
Other debtors	155	29
Prepayments	42	330
Total current trade and other receivables	213	359

Non-current
Other debtors	282	266
Total non-current trade and other receivables	282	266

Total current and non-current trade and other receivables	495	625

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Impairment losses are recognised in the profit and loss.

4.3.	Plant and equipment

Plant and equipment - at cost	89	84
Less accumulated depreciation	(89)	(81)
Total plant and equipment	-	3

Reconciliation of the movement
Opening balance	3	9
Additions	4	6
Depreciation expense	(7)	(12)
Closing balance	-	3

Tangible plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.

An item of plant and equipment is derecognised upon disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of comprehensive income in the period the item is derecognised.

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired.  Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount.  Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
4.4.	Right of Use Asset

	06/30/2022		06/30/2021
	$	’000	$	’000
Premises - at cost		511		465
Less accumulated amortisation		(155)		(156)
Total Right of Use Asset		356		309

Reconciliation of the movement
Opening balance		309		322
Additions		281		230
Disposals		-		(177)
Amortisation expense		(234)		(45)
Foreign exchange translation difference		-		(21)
Closing balance		356		309

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

4.5.	Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest.  Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest.

Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:
•	such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or
•	exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

The types of costs recognized as exploration and evaluation assets include costs to acquire the legal rights to explore in the specific area and costs incurred in respect of the search for mineral resources, determination of technical feasibility and the assessment of commercial viability of an identified resource, in accordance with IFRS 6.

A Final Investment Decision (FID) to develop the Project is expected to be made after considering the following key factors: required permits are in place, engineering has reached construction ready status, adequate offtake agreements have been signed to underwrite any debt requirements, and the Project is funded through a mix of equity and debt. In order to attract funding, the Project will need to demonstrate technical feasibility and commercial viability.

Once FID has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the cost of development. To date, no development decision has been made.

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicator of impairment has been identified as at June 30 2022.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
	06/30/2022	06/30/2021
	$’000	$’000

Exploration and evaluation expenditure	171,819	114,375
Reconciliation of movement
Opening balance	114,375	94,824
Additions - Rhyolite Ridge	46,474	27,805
Exploration expenditure - non core	970	293
Exploration expenditure - written off	(309)	(285)
Foreign exchange translation difference	10,309	(8,262)
Carrying amount at the end of the financial year	171,819	114,375

The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above.  The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value.  Amortisation, in respect of the relevant area of interest, is not charged until a mining operation has commenced.

All exploration and evaluation costs carried forward relate in large part to the Rhyolite Ridge Lithium–Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company has been fully impaired where applicable.

4.6.	Payables

Current
Trade creditors and other payables	11,423	5,462
Accrued expenses	1,329	1,168
Lease Liabilities	243	251
Total current payables	12,995	6,881

Non-current
Lease Liabilities	126	79
Total non-current payables	126	79
Total current and non-current payables	13,121	6,960

All financial liabilities are recognised initially at fair value net of directly attributable transaction costs.

After initial measurement, financial liabilities are subsequently measured at amortised cost.  Current payables, other than lease liabilities, due to their short-term nature are measured at amortised cost and are not discounted.

The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms.  The carrying amounts approximate fair value.

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
4.7.	Provisions

Employee entitlements

	06/30/2022	06/30/2021
	$’000	$’000

Current
Provision for employee benefits	721	375
Total provisions	721	375

Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wages increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.

Section 5.	Capital structure

5.1.	Share capital

Ordinary shares

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000

2,091,299,420 (2021: 1,896,676,204) ordinary shares, fully paid	337,494	230,730	153,290

	Year ended 06/30/2022	Year ended 06/30/2021	Year ended 06/30/2020	Year ended 06/30/2022	Year ended 06/30/2021	Year ended 06/30/2020
	Number	Number	Number	$’000	$’000	$’000
Reconciliation of movement:
Balance at the beginning of the financial year	1,896,676,204	1,680,202,466	1,474,983,509	230,730	153,290	113,013
Ordinary shares	145,862,742	210,526,316	200,000,000	95,584	80,000	40,000
Ordinary shares non-cash	-	2,766,272	-	-	374	-
Exercise of unlisted options (1)	40,500,000	-	3,750,000	12,517	-	1,654
Performance rights vested (2)	8,260,474	3,181,150	1,468,957	1,360	581	422
Share issue costs	-	-	-	(2,697)	(3,515)	(1,799)
Balance at the end of the financial period	2,091,299,420	1,896,676,204	1,680,202,466	337,494	230,730	153,290

(1)	Value of unlisted options exercised equals the sum of the exercise price received plus the fair value transferred from the equity compensation reserve
(2)	Ordinary shares issued to employees upon vesting of performance rights

Ordinary shares are classified as equity.  There are no restrictions on voting rights.  On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote.  Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be that fraction of one vote which the amount paid up bears to the total issued price thereof.  They have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Incremental costs directly attributable to the issue of new shares, options or rights are shown in equity as a deduction from the proceeds.

Management controls the capital of the Group in order to maintain a sustainable debt to equity ratio, generate long-term shareholder value and ensure that the Group can fund its operations and continue as a going concern.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2022 the Company issued:
•	145,862,742 shares as a consequence of a share placement in October 2021
•	8,260,474 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.
•	40,500,000 shares as a consequence of Options exercised under the Share Options Plan.

During the year ended 30 June 2021 the Company issued:
•	210,526,316 shares as a consequence of a share placement in March 2021
•	2,766,272 shares as a consequence of 2017 make-up LTI grant issued to Bernard Rowe and approved at the 2020 AGM
•	2,694,725 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.
•	486,425 shares as a consequence of Performance Rights vesting under the Performance Rights Plan

Share schemes

The Company has two share schemes in operation:
•	The Share Option Plan; and
•	The Equity Incentive Plan.

Under these plans ordinary shares have been granted to senior executives, employees and a number of consultants. Further details about the operation of these plans are set out in note 7.3, Shared-based payments.  The Equity Incentive Plan is capable of issuing both options and performance rights.  The pre-existing Share Option Plan will be phased out as existing options are issued or expire.  The movement in options and performance rights issued under these plans is set out in the following tables.

Share options

Movement in options on issue for the year ended June 30 2022
	Grant	Vesting	Expiry	FV per option at grant date	Exercise price	Opening balance				Closing balance
	date	date	date	$	$		Issued	Exercised	Expired
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.122	0.150	16,000,000	-	(16,000,000)	-	-
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.113	0.200	12,000,000	-	(12,000,000)	-	-
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.106	0.250	12,000,000	-	(12,000,000)	-	-
NED's(1)	13-Apr-17	23-May-18	23-May-22	0.063	0.200	200,000	-	(200,000)	-	-
Ex-NED's (2)	13-Apr-17	23-May-18	23-May-22	0.063	0.200	200,000	-	-	(200,000)	-
NED's(1)	13-Apr-17	23-May-19	23-May-22	0.088	0.200	200,000	-	(200,000)	-	-
Ex-NED's (2)	13-Apr-17	23-May-19	23-May-22	0.088	0.200	200,000	-	-	(200,000)	-
NED's(1)	13-Apr-17	23-May-20	23-May-22	0.105	0.200	100,000	-	(100,000)	-	-
Ex-NED's (2)	13-Apr-17	23-May-20	23-May-22	0.105	0.200	100,000	-	-	(100,000)	-
NED's (1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
Ex-NED's (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
NED's(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
Ex-NED's (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
NED's(1)(3)	06-Nov-20	06-Nov-21	06-Nov-25	0.138	0.185	978,969	-	-	-	978,969
Ex-NED's (2)(3)	06-Nov-20	06-Nov-21	06-Nov-25	0.138	0.185	652,646	-	-	-	652,646
Movement for the year ended June 30 2022						45,369,643	-	(40,500,000)	(500,000)	4,369,643

Movement in options on issue for the year ended June 30 2021
	Grant	Vesting	Expiry	FV per option at grant date	Exercise price	Opening balance				Closing balance
	date	date	date	$	$		Issued	Exercised	Expired
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.122	0.150	16,000,000	-	-	-	16,000,000
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.113	0.200	12,000,000	-	-	-	12,000,000
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.106	0.250	12,000,000	-	-	-	12,000,000
NED's(1)	13-Apr-17	23-May-18	23-May-22	0.063	0.200	200,000	-	-	-	200,000
Ex-NED's (2)	13-Apr-17	23-May-18	23-May-22	0.063	0.200	200,000	-	-	-	200,000
NED's(1)	13-Apr-17	23-May-19	23-May-22	0.088	0.200	200,000	-	-	-	200,000
Ex-NED's (2)	13-Apr-17	23-May-19	23-May-22	0.088	0.200	200,000	-	-	-	200,000
NED's(1)	13-Apr-17	23-May-20	23-May-22	0.105	0.200	100,000	-	-	-	100,000
Ex-NED's (2)	13-Apr-17	23-May-20	23-May-22	0.105	0.200	100,000	-	-	-	100,000
NED's (1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
Ex-NED's (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
NED's(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
Ex-NED's (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
NED's(1)(3)	06-Nov-20	06-Nov-21	06-Nov-25	0.138	0.185	-	978,969	-	-	978,969
Ex-NED's (2)(3)	06-Nov-20	06-Nov-21	06-Nov-25	0.138	0.185	-	652,646	-	-	652,646
Movement for the year ended June 30 2021						43,738,028	1,631,615	-	-	45,369,643

(1)	NED’s refers to Non-executive directors.
(2)	Ex-NED’s refers to former Non-executive directors.
(3)
During the financial year ended June 30, 2021 each non-executive director was granted 326,323 options under the new Equity Incentive Plan in lieu of director fees.  For further details refer to the remuneration report.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Performance rights

Movement in performance rights on issue for the year ended 30 June 2022
Grant		Vesting	Market Value per right at grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
date		date	$	Number	Number	Number	Number	Number
Catch-up LTIs - KMP	06-Nov-20	01-Jul-21	0.1885	2,766,272	-	(2,766,272)	-	-
2020 cash bonus conversion - KMP	01-Jul-20	01-Jul-21	0.1242	1,334,562	-	(1,334,562)	-	-
2020 cash bonus conversion - staff	01-Jul-20	01-Jul-21	0.1242	1,475,042	-	(1,475,042)	-	-
Catch-up LTIs - KMP	08-Aug-19	01-Jul-21	0.1750	1,519,208	-	(1,519,208)	-	-
Retention on employment- staff	01-Jul-19	01-Jul-21	0.1350	169,457	-	(169,457)	-	-
Retention on employment- staff	15-Jul-19	15-Jul-21	0.1850	256,156	-	(256,156)	-	-
Retention on employment - KMP (1)	08-Aug-19	14-Nov-21	0.1750	244,378	-	(244,378)	-	-
Retention on employment - KMP	08-Aug-19	14-Nov-21	0.1750	244,378	-	(244,378)	-	-
Retention on employment- staff	06-May-19	06-May-22	0.1900	251,021	-	(251,021)	-	-
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	1,659,763	-	-	-	1,659,763
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	1,106,509	-	-	-	1,106,509
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	1,676,363	-	-	-	1,676,363
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434	-	-	-	1,125,434
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145	-	-	-	956,145
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457	-	-	-	169,457
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156	-	-	-	256,156
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120	-	-	-	741,120
Retention on employment- staff	14-Oct-19	14-Oct-22	0.1835	169,699	-	-	(169,699)	-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000	-	-	-	280,000
Special award	30-Jun-20	30-Jun-23	0.1300	200,000	-	-	-	200,000
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774	-	-	-	2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516	-	-	-	1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,588,715	-	-	(61,460)	1,527,255
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,354,570	-	-	(184,380)	2,170,190
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025	-	-	-	3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016	-	-	-	2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	-	-	226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000	-	-	-	600,000
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	-	1,458,852	-	-	1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	-	972,569	-	-	972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	-	679,146	-	-	679,146
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	-	627,854	-	(22,729)	605,125
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	-	1,096,228	-	(68,188)	1,028,040
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	-	1,567,975	-	-	1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	-	1,045,316	-	-	1,045,316
2021 LTI time based - directors	05-Nov-21	05-Nov-22	0.7900	-	250,598	-	-	250,598
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	-	115,000	-	-	115,000
2021 cash bonus conversion - KMP	01-Jul-21	01-Jul-22	0.3300	-	909,173	-	-	909,173
2021 cash bonus conversion - staff	01-Jul-21	01-Jul-22	0.3300	-	469,740	-	-	469,740
Movement for the year ended 30 June 2022				30,801,865	9,192,451	(8,260,474)	(506,456)	31,227,386

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Movement in performance rights on issue for the year ended 30 June 2021
Grant		Vesting	Market Value per right at grant date	Opening balance	Issued	Exercised	Lapsed	Closing balance
date		date	$	Number	Number	Number	Number	Number
Retention on employment - KMP (1)	08-Aug-19	14-Nov-19	0.1750	-	244,382	(244,382)	-	-
Retention on employment- staff	01-Jul-19	01-Jul-20	0.1350	169,457	-	(169,457)	-	-
STI - KMP	01-Jul-19	01-Jul-20	0.1352	1,284,953	-	(1,284,953)	-	-
Retention on employment- staff	15-Jul-19	15-Jul-20	0.1850	256,156	-	(256,156)	-	-
Retention on employment - KMP (1)	08-Aug-19	14-Nov-20	0.1750	-	244,378	(244,378)	-	-
Retention on employment - KMP	14-Nov-18	14-Nov-20	0.1750	244,378	-	(244,378)	-	-
Performance Rights - Class C - KMP	27-Nov-17	27-Nov-20	0.2250	486,425	-	(486,425)	-	-
Retention on employment- staff	06-May-19	06-May-21	0.1900	251,021	-	(251,021)	-	-
Catch-up LTIs - KMP	06-Nov-20	01-Jul-21	0.1885	-	2,766,272	-	-	2,766,272
2020 cash bonus conversion - KMP	01-Jul-20	01-Jul-21	0.1242	-	1,334,562	-	-	1,334,562
2020 cash bonus conversion - staff	01-Jul-20	01-Jul-21	0.1242	-	1,475,042	-	-	1,475,042
Catch-up LTIs - KMP	08-Aug-19	01-Jul-21	0.1750	1,519,208	-	-	-	1,519,208
Retention on employment- staff	01-Jul-19	01-Jul-21	0.1350	169,457	-	-	-	169,457
Retention on employment- staff	15-Jul-19	15-Jul-21	0.1850	256,156	-	-	-	256,156
Retention on employment - KMP (1)	08-Aug-19	14-Nov-21	0.1750	-	244,378	-	-	244,378
Retention on employment - KMP	08-Aug-19	14-Nov-21	0.1750	244,378	-	-	-	244,378
Retention on employment- staff	06-May-19	06-May-22	0.1900	251,021	-	-	-	251,021
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	-	1,659,763	-	-	1,659,763
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	-	1,106,509	-	-	1,106,509
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	-	1,676,363	-	-	1,676,363
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434	-	-		1,125,434
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145	-	-	-	956,145
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457	-	-		169,457
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156	-	-		256,156
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120	-	-		741,120
Retention on employment- staff	14-Oct-19	14-Oct-22	0.1835	169,699	-	-		169,699
Retention on employment- staff	31-Mar-20	31-Mar-23	0.0850	555,435	-	-	(555,435)	-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000	-	-	-	280,000
Special award	30-Jun-20	30-Jun-23	0.1300	200,000	-	-	-	200,000
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	-	2,016,774	-	-	2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	-	1,344,516	-	-	1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	-	1,588,715	-	-	1,588,715
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	-	2,354,570	-	-	2,354,570
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	-	3,642,025	-	-	3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	-	2,428,016	-	-	2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	-	226,129	-	-	226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	-	600,000	-	-	600,000
Movement for the year ended 30 June 2021				9,586,056	24,952,394	(3,181,150)	(555,435)	30,801,865
(1)	These retention on employment awards represent 50% increase in entitlement due to an administrative error.

For further details regarding the Equity Incentive Plan (2018) and the Option Plan refer to note 7.3.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
5.2.	Reserves

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000

Equity compensation reserve
Balance at the beginning of period	10,381	8,446	8,711
Share based payment expensed/capitalised	3,300	2,516	1,233
Fair value of unlisted options exercised	(4,616)	-	(1,076)
Fair value of performance rights vested	(1,360)	(581)	(422)
Balance at the end of the financial period	7,705	10,381	8,446

Foreign currency translation reserve
Balance at the beginning of period	(6,649)	1,391	1,566
Foreign currency translation differences for foreign operations	12,836	(8,040)	(175)
Balance at the end of the financial period	6,187	(6,649)	1,391
Total reserves	13,892	3,732	9,837

The equity compensation reserve is used to recognise the value of equity settled share-based payments provided to employees, directors and consultants.  The fair value of such compensation is measured using generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of instruments granted is recognised as an expense or capitalised if appropriate over the vesting period with a corresponding increase in equity.

The foreign currency translation reserve comprises all foreign exchange differences arising from the following:
•	The translation of the financial statements of foreign operations where the functional currency is different to the functional currency of the parent entity; and
•	Exchange differences arise on the translation of monetary items which form part of the net investment in the foreign operation.

Section 6.	Financial instruments

6.1.	Classification and measurement

The carrying values of financial assets and liabilities of the Group approximate their fair value.

The Group measures and recognises in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with IFRS 13 Fair value measurement.  The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:  Inputs for the asset or liabilities which are not based on observable market data (unobservable inputs).

The Group has no financial assets where the carrying amount exceeds net fair values at balance date.  The Group’s receivables at balance date are detailed in Section 4.2 of this report.

6.2.	Financial risk management

Framework

The Group is involved in activities that expose it to a variety of financial risks including:
a)	Credit risk
b)	Liquidity risk
c)	Capital management risk
d)	Market risk related to commodity pricing, interest rates and currency fluctuations.

The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the Group.  Management is responsible for monitoring the financial risks.

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns.  This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.

The Group does not undertake any hedging activities.

a)	Credit risk

Credit risk is the risk of sustaining a financial loss as a result of the default by a counterparty to make full and timely payments on transactions which have been executed, after allowing for set-offs which are legally enforceable.

Credit risk arises from investments in cash and cash equivalents with banks and credit exposure to customers and/or suppliers.  Receivables and cash and cash equivalents represent the Group’s maximum exposure to credit risk.

There are no trade receivables past due or impaired at the end of the reporting period (2021: Nil).

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
b)	Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient liquidity to meet its financial obligations as they fall due.

The Group manages liquidity risk by continually monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. Short and long-term cash flow projections are prepared periodically and submitted to the Board.

		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated – 2022
Payables	4.6	12,752	-	-	-	12,752
Lease Liabilities	4.6	243	126	-	-	369
Total		12,995	126	-	-	13,121

Consolidated – 2021
Payables	4.6	6,630	-	-	-	6,630
Lease Liabilities	4.6	251	79	-	-	330
Total		6,881	79	-	-	6,960

c)	Capital management risk

The overriding objective of the Group’s capital management strategy is to increase shareholder returns whilst maintaining the flexibility to pursue the strategic initiatives within a prudent capital structure.

The primary objective of the capital management policy is to ensure the Group maintains a strong credit rating and appropriate capital ratios to support the development of the Company’s assets.

The Company manages its capital structure and makes adjustments to it in light of economic conditions.  During the financial year the company undertook a capital raise through the issue of new shares. The Board believes that this capital raise secures the Company’s financial position until the ‘decision to mine’ stage of the Rhyolite Ridge Lithium-Boron Project.

d)	Market risk

The method and assumptions remain consistent with prior periods.

Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency exposures, primarily with respect to United States dollars.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
The Company operates bank accounts in US Dollars. Over 46% of the Company’s cash reserves are held in US Dollars.

	Average rate for the year ended June 30 2022	Spot rate at the end of the reporting period 2022
Exchange rates applied during the year:
AUD / USD	0.7238	0.6896

	2022	2021
Financial instruments denominated in United States dollars	A$’000	A$’000
Financial assets
Cash	63,334	61,992
Trade and other receivables	29	32
Financial liabilities
Trade and other payables	12,163	5,954
Lease liabilities	270	118

An increase in the AUD:USD foreign exchange rate of 10% would result in a:
•	$5,750,000 increase in current year loss (30 June 2021: $5,636,000) and decrease US dollar currency bank balances.
•	$3,000 decrease in US dollar receivables (30 June 2021: $3,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve
•	$1,106,000 decrease in payables (30 June 2021: $538,000)

A decrease in the AUD:USD foreign exchange rate of 10% would result in:
•	a $7,028,000 decrease in current year loss (30 June 2021: $6,888,000) and increase US dollar currency bank balances.
•	a $3,000 increase in US dollar receivables (30 June 2021: $4,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	a $1,351,000 increase in payables (30 June 2021: $657,000) with nil impact on current year loss because the difference is taken to foreign currency translation reserve.

Interest rate risk
The Company’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% will result in a $1,291,000 (30 June 2021 $451,000) decrease in the current year loss and an increase in interest income related to cash deposits.  A decrease of interest rates of 1% will result in a $1,291,000 (30 June 2021 $451,000) increase in current year loss and decrease in interest income related to cash deposits.

Commodity price risk
The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the market for companies exploring for these commodities is affected. The Company does not hedge its exposures.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020

Section 7.	Employee benefits and KMP disclosures

7.1.	Employee benefits expensed

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000
Non-Executive Director fees	565	489	883
Executive Director fees	732	402	-
Employee benefits expense	3,298	2,974	3,498
Share-based payments	2,063	2,034	682
Total employee benefit expense	6,658	5,899	5,063

7.2.	Key management personnel disclosure

Key management personnel (KMP) comprised the following:

	06/30/2022	06/30/2021	06/30/2020
	$’000	$’000	$’000
Salary and Short-term incentive	4,221	3,545	3,818
Post-employment benefits	115	111	178
Share-based payments	2,349	2,397	986
Total payments to KMP	6,685	6,053	4,982

Transactions with directors and KMP

With the exception of the disclosures within this note, no director or executive has entered into any material contracts with the Group since the end of the previous financial year and there were no material contracts involving directors’ or executive interests existing at year end.

The Company has entered into indemnity deeds to indemnify executives of the Company against certain liabilities incurred in the course of performing their duties.

7.3.	Share-based payments

Share-based compensation is provided to employees via rights or options to acquire shares in the Company.  As described in note 5.1 Share capital, the Company has two share schemes in operation.  Under these plans, options or performance rights which may be converted into ordinary shares have been granted to non-executive directors, senior executives, employees and a number of consultants.

The cost of these equity-settled transactions is determined by reference to the fair value at the date at which they are granted. The fair value of the options granted is determined using the Black & Scholes option pricing model.  The fair value of the performance rights granted with time based hurdles is determined by using the 10 day VWAP of the Company’s fully paid share capital, up to and including the date the performance rights are granted, and for the performance based performance rights the fair value is determined by using a Monte Carlo model for the valuation of the performance rights subject to the relative performance hurdle and for those rights subject to the business objectives, the valuation is equal to the value of the share price at grant date, multiplied by the number of shares anticipated to vest.

The cumulative expense recognised for equity-settled transactions at each reporting date reflects:

i.	the extent to which the vesting period has expired, and
ii.	the number of awards that, in the opinion of the directors of the Company, will ultimately vest.

This opinion is formed based on the best available information at balance date.   Where an equity-settled award is cancelled, the estimate is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.

Each plan is described in more detail below.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Equity Incentive Plan – established at the 2018 AGM

A new Equity Incentive Plan was established following the AGM held on October 31 2018.  The purpose of the new Equity Incentive Plan (“the Plan”) is to provide eligible persons the opportunity to participate in the growth and profits of the Company and to attract, motivate and retain their services to promote the Company’s long-term success.

Under the terms of the Plan, the Board may at its discretion invite eligible persons to participate in a grant of awards.  An award may be either an option or performance right, to acquire a share in the capital of the Company in accordance with the Plan rules.

Options and rights issued under the terms and condition of the new ioneer Equity Incentive Plan are as follows:

Type	Key terms	Expiry Date
Options
Non-Executive Directors
The options were issued at an exercise price equal to the VWAP for the Company’s shares over the 10 trading days immediately before the date of the AGM.  The options vest after 12 months and expire 60 months from the date of issue.
Tranche 1: Nov 9 23 Tranche 2: Nov 14 24
Performance rights – time-based
Retention on Employment
•    Agreements with early recruits included vesting in equal instalments after 12, 24 and 36 months. However, since mid-2019 a standard approach of vesting after 3 years has been implemented.
•    Conditional on the achievement of continuing employment
N/A
Deferred STI	• 12 month vesting period from 1 July the year following the relevant STI period • Conditional on the achievement of continuing employment	N/A
Make-up LTI grants for 2017 & 2018	• 36 month vesting period from July 1 2017 & July 1 2018 respectively • Conditional on the achievement of continuing employment	N/A
LTI grants	• 36 month vesting period from July 1 of relevant period • Conditional on the achievement of continuing employment	N/A

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Type	Key terms	Expiry Date
Performance rights – performance-based
LTI grants
•     36 month vesting period from July 1 of relevant period
•     The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets:
o     HSE: Top quartile HSE & Community performance (North American Mining Projects)
o     Construction: Construction schedule on pace for start-up as stated at FID
o     Ops Readiness: Operational readiness (hiring, policies, systems etc) on track
o     Cost Control: Project spend within margin established at FID
o     Share price: INR share price compared to comparator group
•     Unlike producing organizations with established operations that typically aim to deliver performance conditions tied to anticipated revenues, production levels and growth objectives, ioneer has a single pre-production project with less certainty or control over key deliverables.  Providing the Board with the discretion to assess the extent of delivery, the importance/value of the various targets delivered (or not) allows the ability to balance shareholder expectations and KMP reward, motivation and retention.
•     The Board will employ discretion in assessing Project results and determining the vesting of performance units; below, at or above targets (up to 200%)
N/A

Key features include:

•	The Board may at its discretion make invitations to or grant awards to eligible persons.
•	Award means an option or a performance right to acquire a Share in the capital of the Company.
•	Eligible Persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.
•	A participant may not sell or assign awards.
•
Within 30 days after the vesting date in respect of a vested performance right, the Company must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.

•	At any time during the exercise period a participant may exercise any or all their vested options by paying the exercise price.

Whilst there are a number of options and performance rights remaining on issue under the terms and conditions of previous schemes, no further options or rights will be issued under these pre-existing schemes which are described below.

Share Option Plan

The Group established a Share Option Plan in 2010 (and reconfirmed it at the 2016 AGM) to assist in the attraction, retention and motivation of KMP and in the retention of key consultants.  Key features include:

•	Full or part time employees or consultants of the Group are eligible to participate.
•	Options issued pursuant to the plan will be issued free of charge.
•	Options are time based and there are no performance conditions.
•	Options cannot be transferred and are not quoted on the ASX.
•	Options expire if not exercised 90 days after a participant resigns from the Company.
•
The exercise price of the options, at grant date, shall be as the directors in their absolute discretion determine, provided the exercise price shall not be less than the weighted average of the last sale price of the Company’s shares on ASX at the close of business on each of the 5 business days immediately preceding the date on which the directors resolve to grant the options.

•	The directors may limit the total number of options which may be exercised under the plan in any year.

A summary of options and performance rights on issue is set out in note 5.1.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Section 8.	Group structure

8.1	Controlled entities

			2022	2021	2020
Controlled entities of ioneer Ltd	Note	Country of incorporation	ownership interest	ownership interest	ownership interest
Ioneer USA Corporation		USA	100	100	100
Ioneer Minerals Corporation		USA	100	100	100
Ioneer Holdings USA Inc.		USA	100	100	100
Ioneer Holdings Nevada Inc.		USA	100	100	100
Gerlach Gold LLC		USA	100	100	100
Paradigm AZ LLC		USA	100	100	100
Ioneer Rhyolite Ridge Holdings LLC		USA	100	-	-
Ioneer Rhyolite Ridge Midco LLC		USA	100	-	-
Ioneer Rhyolite Ridge LLC		USA	100	-	-
Ioneer SLP LLC		USA	100	-	-
PGPL Minerals USA Pty Limited	1	Canada	-	-	100
PGPL Diamonds Pty Limited	1	Canada	-	-	100
ioneer Canada ULC		Canada	100	100	-

(1)	These Canadian companies were amalgamated on January 1, 2021 to fom Ioneer Canada ULC.

Section 9.	Other disclosures

9.1	Capital and other commitments

	06/30/2022	06/30/2021
	$’000	$’000
Payable within one year
Water rights	302	274
Non-cancellable lease commitments	52	161
Exploration and evaluation expenditure commitments	245	176
Sub total	599	612
Payable after one year but not later than five years
Water rights	496	553
Non-cancellable lease commitments	42	230
Exploration and evaluation expenditure commitments	491	353
Sub total	1,029	1,136
Payable later than five years
Water rights	-	-
Non-cancellable operating lease rental commitments	-	-
Exploration and evaluation expenditure commitments	-	-
Sub total	-	-
Total commitments	1,628	1,748

Water rights

The Company has secured water rights via exclusive options to enter into long-term leases. In addition, there is an option to purchase these water rights and associated land at any time at the Company’s sole election. This is a discretionary purchase and is excluded from the commitments disclosed above.

Non-cancellable lease commitments

Included within non-cancellable lease commitments is the lease of a neighbouring property to the Rhyolite Ridge Lithium-Boron Project.  The Company has entered an option agreement to purchase this property. The cost of this discretionary purchase is excluded from the commitments disclosed above.

Notes to the Consolidated Financial Statements
For the years ended June 30 2022, 2021 and 2020
Exploration licence expenditure requirements

In order to maintain the Company’s tenements in good standing with the various mines departments and comply with the underlying option agreements, the Company will be required to pay annual claim maintenance fees.  It is likely that the granting of new licenses and changes in license areas at renewal or expiry will change the expenditure commitment to the Company from time to time.

9.2	Contingent liabilities

Settlement of Rhyolite Ridge

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

•	Pay Boundary Peak LLC US$3 million, or
•	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD $0.75 = AUD$1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at 30 June 2022.

9.3	Related Party disclosures

Non-key management personnel disclosures

The Group has a related party relationship with its controlled entities, refer to note 8.2.  The Company and its controlled entities engage in a variety of related party transactions in the ordinary course of business.  These transactions are conducted on normal terms and conditions.

Key management personnel disclosures

For all related party transactions with key management personnel, refer to note 7.2, Key management personnel disclosures.

9.4	Events after reporting date

In the period since 30 June 2022 and up to the date of this report, Julian Babarczy resigned as a Non-Executive Director and Stephen Gardiner was appointed.  In addition, the Company announced binding lithium offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions, a joint venture battery company between Toyota Motor Corporation and Panasonic Corporation.

There has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Constitution of ioneer Ltd (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
2.1
Deposit Agreement among ioneer Ltd, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)
2.3	Description of Share Capital
4.1
Unit Purchase and Subscription Agreement, dated as of September 16, 2021, by and among Rhyolite Ridge Holdings LLC, Ioneer Ltd and Sibanye Stillwater Limited (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on June 15, 2022)+

4.2
Mining Lease and Option to Purchase Agreement, dated June 3, 2016, by and among Boundary Peak Minerals LLC, Paradigm Minerals Arizona Corporation and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on June 15, 2022)+

4.3	Form of ioneer Ltd Employee and Consultant Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
4.4	Form of ioneer Ltd Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
8.1	List of Subsidiaries of ioneer Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Ernst & Young
17.1	Technical Report Summary, dated February 28, 2022 (incorporated by reference to Exhibit 17.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2022, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Certain confidential information contained in this document, marked by ***, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

IONEER LTD

	By:	/s/ Bernard Rowe
Bernard Rowe
Managing Director and Chief Executive Officer
Date: October 21, 2022