Form 20-F
period 2023-06-30
ioneer Ltd
filed 2023-10-27
CIK 1896084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from      to
Commission file number 001-41412
IONEER LTD
(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Suite 16.01, Level 16, 213 Miller Street
North Sydney, NSW 2060, Australia
(Address of principal executive offices)
Bernard Rowe
Managing Director and Chief Executive Officer
61 (2) 9922-5800 (telephone)
Suite 16.01, Level 16, 213 Miller Street
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2023: 2,098,818,267 ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐ No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP  ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐ No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes  ☐ No  ☐

A.	[Reserved]	9
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	INFORMATION ON THE COMPANY	26
A.	History and Development of the Company	26
B.	Business Overview	36
C.	Organizational Structure	39
D.	Property, Plant and Equipment	40
ITEM 4A.	UNRESOLVED STAFF COMMENTS	41
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
A.	Operating Results	42
B.	Liquidity and Capital Resources	45
C.	Research and Development, Patents and Licenses	46
D.	Trend Information	46
E.	Critical Accounting Estimates	46
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	47
A.	Directors and Senior Management	47
B.	Compensation	49
C.	Board Practices	56
D.	Employees	57
E.	Share Ownership	58
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
A.	Major Shareholders	59
B.	Related Party Transactions	60
C.	Interests of Experts and Counsel	60
ITEM 8.	FINANCIAL INFORMATION.	60
A.	Consolidated Statements and Other Financial Information.	60
B.	Significant Changes	60
ITEM 9.	THE OFFER AND LISTING	60
A.	Offer and Listing Details	60
B.	Plan of Distribution	61
C.	Markets	61
D.	Selling Shareholders	61
E.	Dilution	61
F.	Expenses of the Issue	61
ITEM 10.	ADDITIONAL INFORMATION	61
A.	Share Capital	61
B.	Constitutional Documents	61

i

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	84
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84
A.	Debt Securities.	84
B.	Warrants and rights.	84
C.	Other Securities.	84
D.	American Depositary Shares	84

PART II.	86

ii

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

On April 30, 2020, we completed a definitive feasibility study (the “DFS”) which demonstrated that the Project can operate at scale, over a long life and with the potential to be a low-cost and globally significant producer of both lithium and boron.  Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and processing activities to become a U.S. source of lithium and boron.  As of June 30, 2023, we had invested US$152.2 million in the Rhyolite Ridge Project.

On September 16, 2021, we reached an agreement to enter into a strategic placement (the “Sibanye-Stillwater Placement”) and a joint venture (the “Joint Venture” and, together with the Sibanye-Stillwater Placement, the “Strategic Partnership”) with Sibanye-Stillwater Limited (“Sibanye-Stillwater”), one of the world’s largest precious metals mining companies, to develop the Rhyolite Ridge Project.  Under the terms of the Sibanye-Stillwater Placement, Sibanye-Stillwater subscribed for a strategic placement of US$70 million of ioneer’s ordinary shares.  On October 21, 2021, our shareholders approved the Sibanye-Stillwater Placement at an extraordinary general meeting of shareholders.  We closed the Sibanye-Stillwater Placement in October 2021 by issuing Sibanye-Stillwater approximately 145.9 million ordinary shares of ioneer at a price of A$0.6553 per share.

Under the terms of the Joint Venture, subject to certain closing conditions set forth in the agreement, Sibanye-Stillwater will contribute US$490 million to acquire a 50% interest in the Project, with ioneer operating the Project and retaining a 50% interest in the Project.  We expect the transactions encompassing the Joint Venture to close in the calendar year 2024, subject to the satisfaction of the closing conditions, including us making a final investment decision (“FID”) regarding the Project, obtaining necessary project permits, and securing debt financing for the Project.

On January 16, 2023, we announced finalization of a term sheet and offer of a Conditional Commitment for a proposed loan of up to US$700 million from the U.S. Department of Energy (DOE) Loan Programs Office for financing the construction of the Rhyolite Ridge Lithium-Boron Project. Under the term sheet, the proposed loan is for an amount up to US$700 million with a term of approximately 10 years. The loan will be at an interest rate fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates.

The proposed loan amount is necessarily based on preliminary and partially complete information that the DOE required from ioneer pertaining to capital expenditures for a conceptual mine plan, macroeconomic cost escalation assumptions and capital expenses to meet DOE’s stipulated requirements for participation in the Advanced Technology Vehicles Manufacturing program. As a result, the proposed loan amount remains subject to negotiation and documentation of long-form agreements and various conditions, and may be subsequently revised to appropriately match updated project economics upon satisfaction of several closing conditions.

The subscription agreement providing for the Joint Venture is included as an exhibit to this annual report on Form 20-F.

Location of the Rhyolite Ridge Project in Nevada

Our U.S. office is located at 9460 Double R. Blvd, Suite 200, Reno, Nevada 89521.  Our corporate office is located at Suite 16.01, Level 16, 213 Miller Street North Sydney, NSW 2060, Australia.  The telephone number of our U.S. office is +1 (775) 382-4800 and the telephone number of our corporate office is +61 (2) 9922-5800.

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

Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” are to United States dollars.  Our reporting and functional currency has traditionally been the Australian dollar, although our U.S. subsidiaries have used U.S. dollars as their reporting and functional currency.  Effective July 1, 2022, we changed our reporting currency from Australian dollars to U.S. dollars, in order to better align the reporting currency with the underlying transactions.  This annual report contains translations of certain Australian dollar amounts into U.S. dollar amounts for convenience.  Unless otherwise noted, all translations from Australian dollars to U.S. dollars in this annual report were made at A$0.67 to US$1.00, the noon buying rate for June 30, 2023 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System.

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

Our fiscal year ends on June 30.  We designate our fiscal year by the year in which that fiscal year ends – for example, “fiscal 2023” refers to our fiscal year ended June 30, 2023.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to mineral resources and ore reserves is based on estimates included in the report dated October 25, 2023, by WSP USA Inc. (“WSP”, formerly Golder Associates Inc.) entitled “Technical Report Summary of the Rhyolite Ridge Lithium-Boron Project” (the “TRS”), which is filed as an exhibit to this annual report on Form 20-F.

We confirm to Australian investors that:  a) we are not aware of any new information or data that materially affects the information included in the original ASX announcement or the TRS; b) all material assumptions and technical parameters underpinning the Mineral Resource Statement and Parameters and Ore Reserve Statement and Parameters included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcement or the TRS.

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

Business Risks

We will need additional funds to develop the Project.

We estimated in April 2020 that development of the Project would require approximately US$785 million. We will update that cost estimate prior to making a FID.  We expect to fund a substantial part of the preliminary capital expenditure for the Project with proceeds of a loan from the U.S. Department of Energy (DOE) Loan Programs Office (conditional commitment of up to US$700 million), along with Sibanye Stillwater Limited’s expected US$490 million of equity contribution to secure a 50% stake in the Project, subject to all conditions precedent for the joint venture having been fulfilled or waived. Sibanye-Stillwater’s obligation to provide its equity contributions and the DOE Loan Programs Office obligation to provide debt are subject to various conditions, including us making an FID regarding the Project, obtaining necessary project permits, and securing equity and debt financing for the Project. A final capital estimate will not be determined until a new Class II engineering estimate is completed in the second half of 2023. Any shortfall in funding would be borne 50:50 by ioneer and Sibanye-Stillwater.

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

Our failure to successfully consummate, manage and integrate our Joint Venture with Sibanye-Stillwater, our proposed loan from the DOE Loan Programs Office or any other strategic partnerships we may enter into, could have an adverse effect on us.

We believe that the Joint Venture with Sibanye-Stillwater and the loan from the DOE Loan Programs Office will give us additional capital to substantially fund our growth and expand our operational capabilities.  However, our failure to successfully manage and integrate the Joint Venture, the loan from the DOE Loan Programs Office or any future strategic partnerships we enter into could have adverse consequences on us.  Additionally, at this time we cannot predict what effect, if any, the Joint Venture, the loan from the DOE Loan Programs Office or an investment by any potential future strategic partners will have on the trading price of our ordinary shares or the ADSs.

We expect the transactions encompassing the Joint Venture to close in calendar year 2024.  However, the closing of such transactions is subject to various conditions precedent, including us making an FID regarding the Rhyolite Ridge Project, obtaining necessary project permits, and securing adequate debt financing.  We cannot guarantee that these conditions precedent will be satisfied or that the Joint Venture transactions will be consummated successfully or at all, or according to our anticipated timeline.  If for any reason the Joint Venture is not consummated successfully or at all, or according to our anticipated timeline, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek a new strategic partnership or other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

Additionally, on January 16, 2023, we announced the finalization of a term sheet and offer of a Conditional Commitment for a proposed loan of up to US$700 million from the DOE Loan Programs Office for financing the construction of the Rhyolite Ridge Project. The proposed loan amount remains subject to negotiation and documentation of long-form agreements and various conditions (including the receipt of a positive record of decision from the U.S. Department of Interior) and may be subsequently revised to appropriately match updated project economics upon satisfaction of several closing conditions. We cannot guarantee that these conditions precedent will be satisfied or that the loan will be consummated successfully or at all, or according to our anticipated timeline.  If for any reason the loan is not consummated successfully or at all, or according to our anticipated timeline, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

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

Endangered or threatened species protections may impact the development of the project by subjecting it to time delays, restrictions or mitigation measures.  For example, the Center for Biological Diversity petitioned both the U.S. Fish and Wildlife Services (“FWS”) and the Nevada Department of Conservation and Natural Resources (“NDCNR”) to require additional protection for Tiehm’s buckwheat, a plant found along the western margin of the Company’s Rhyolite Ridge ore deposit.  On December 14, 2022, FWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (“ESA”).  The Secretary of Interior also designated critical habitat after taking into consideration the economic impact, the impact on national security and any other relevant impacts.  Given the ESA listing of Tiehm’s buckwheat, BLM is obligated to complete an ESA Section 7 Consultation with FWS and obtain a determination from FWS that the proposed mine plan of operations is not likely to jeopardize the continued existence of Tiehm’s buckwheat or cause the destruction or adverse modification of any designated critical habitat for Tiehm’s buckwheat, before BLM could grant its approval.  The ESA also authorizes FWS to propose “reasonable and prudent measures” to minimize impact on the plant, which would become conditions of BLM’s approval.  The NDCNR process is ongoing.

There is a risk that these and any other habitat protections for endangered and threatened species could compromise the economic viability of future development of the Rhyolite Ridge Project.  The Company is currently working with State and Federal regulators on protection and conservation efforts, including having submitted a revised mine plan of operations in July 2022 that 1) avoids all direct impact to Tiehm’s buckwheat, 2) minimizes and mitigates indirect impacts using standard operating measures and 3) minimizes disturbances within designated critical habitat.

Our mineral properties consist of unpatented mining claims that may carry certain risks and uncertainties.

Our mineral properties consist of unpatented mining claims which are located on lands administered by the BLM.  The United States retains and manages the surface of these lands and the Company holds only possessory title to the minerals and the right to use the surface to extract and process the minerals.  Title to unpatented mining claims is subject to inherent uncertainties.  These uncertainties relate to such things as the sufficiency of the Company’s discovery of a deposit of valuable minerals as required under the Mining Law of 1972, proper location and posting and marking of boundaries, and possible conflicts with other claims which are not determinable from descriptions of record.  The Company has undertaken investigations of the unpatented mining claims that it acquired from third parties and which it located and is confident that its unpatented mining claims are compliant with federal and state laws.  Substantial mineral exploration, development and mining in the western United States occurs on unpatented mining claims, and these uncertainties are inherent in the mining industry.

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

We are subject to net proceeds of mineral tax payable to the State of Nevada on up to 5% of net proceeds generated the Rhyolite Ridge Project.  Net proceeds are calculated as the excess of gross yield over certain direct costs.  Gross yield is determined as the value received when minerals are sold, exchanged for anything of value or removed from the state.  Direct costs generally include the costs to develop, extract, produce, transport and refine minerals.  From time-to-time Nevada legislators introduce bills which aim to increase the amount of net proceeds of minerals tax which Nevada mining companies pay.

Cybersecurity risks and cyber incidents may adversely affect our business.

Attempts to gain unauthorized access to our information technology systems become more sophisticated over time. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. The theft, unauthorized use, or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

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

We are required to obtain and renew the licenses, permits, rights-of-way and regulatory consents necessary for our development and exploration activities.  Obtaining and renewing these licenses, permits, rights-of-way and regulatory consents is a complex and time-consuming process.  The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of approval requirements administered by the applicable authority.  We may not be able to obtain or renew licenses, permits and regulatory consents that are necessary to our planned operations or the cost and time required to obtain or renew such licenses, permits and regulatory consents may exceed our expectations.  Further, we may not be able to maintain our existing licenses, permits and regulatory consents in full force and effect without modification or revocation adverse to our interests.  Any unexpected delays or costs associated with the permitting process could delay the development, exploration or operation of our properties, which in turn could materially adversely affect our future revenues and profitability.  In addition, key licenses, permits and regulatory consents may be revoked or suspended or may be changed in a manner that adversely affects our activities.

Private parties, such as environmental activists, frequently attempt to intervene in the approval process and to persuade regulators to deny necessary licenses, permits and regulatory consents or seek to overturn those that have been issued.  Obtaining the necessary governmental licenses, permits and regulatory consents involves numerous jurisdictions, public hearings, and possibly costly undertakings.  These third-party actions can materially increase the costs and cause delays in the process and could cause us to not proceed with the development or operation of a property.  In addition, our ability to successfully obtain key permits and approvals to develop, explore, operate, and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law.  Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

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

Environmental regulations require us to obtain various operating permits, approvals and licenses and also impose standards and controls relating to development and production activities—see above.  For example, FWS has designated critical habitat areas it believes are necessary for survival of Tiehm’s buckwheat, which it listed as an endangered species.  The critical habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for our development.  Failure to obtain necessary permits or authorizations required under environmental regulations could also result in delays in beginning or expanding operations, incurring additional costs for investigation or cleanup of hazardous substances, litigation, payment of penalties for non-compliance or discharge of pollutants, and post-mining closure, reclamation and bonding, all of which could have a material adverse impact on our financial performance, results of operations and liquidity.

We cannot predict at this time what changes, if any, to federal laws or regulations may be adopted or imposed by Congress and the Biden Administration.  We cannot provide any assurance that future changes in environmental laws and regulations will not adversely affect our current operations or future projects.  Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or financial assurance requirements.

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

Our ordinary shares are listed on the ASX.  We cannot predict how the dual listing of our ordinary shares on ASX and our ADSs on Nasdaq will affect the value of these securities.  Dual listing may dilute the liquidity in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.

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

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is currently expected to be June 30, 2028, unless we change our fiscal year;

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

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2023, and we expect to be a passive foreign investment company for the taxable year ending June 30, 2024, which could have adverse tax consequences for our investors.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes.  Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.  As discussed in “Taxation—Material U.S.  Federal Income Tax Considerations—Certain Tax Consequences If We Are a PFIC,” we believe that we were a PFIC for the taxable year ended June 30, 2023 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year ending June 30, 2024 because we do not expect to begin active business operations in the current taxable year.

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

•
In December 2022, the BLM announced its decision to publish the Notice of Intent for Rhyolite Ridge Lithium-Boron Project in the federal register, representing a major milestone toward completion of the NEPA process and approval of the Project’s Plan of Operations.

•
In January 2023, we announced finalization of a term sheet and offer of a Conditional Commitment 1 for a proposed loan of up to US$700 million from the DOE Loan Programs Office for financing the construction of the Rhyolite Ridge Lithium-Boron Project.

Following the completion of all permitting activities, pre-construction engineering works, offtake agreements for lithium and boron and funding discussions, we intend to undertake mining and processing activities to become a U.S. source of lithium and boron.

Location of the Rhyolite Ridge Project in Nevada

Our U.S. office is located at 9460 Double R. Blvd, Suite 200, Reno, Nevada 89521.  Our corporate office is located at Suite 16.01, Level 16, 213 Miller Street North Sydney, NSW 2060, Australia.  The telephone number of our U.S. office is +1 (775) 382-4800 and the telephone number of our corporate office is +61 (2) 9922-5800.

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

•	Highly experienced board and management with necessary skills to develop, build and operate a world-class lithium-boron mine

•	Engaged top-tier mining, engineering, processing and environmental partners in Fluor, WSP, Veolia, and SNC Lavalin.

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

•
Lithium – We announced our first lithium offtake agreement on June 30, 2021 with EcoPro, a large Korean battery manufacturer.  On February 16, 2022 we announced that EcoPro had exercised an option under the agreement to increase the annual supply volume.  Under the agreement, we will deliver 7,000 tonnes per annum (tpa) of lithium carbonate to EcoPro over a three-year term, which we estimate will represent approximately one-third of our projected lithium carbonate production over that period.  On July 22, 2022 we announced a five-year binding offtake agreement with the Ford Motor Company for the supply of 7,000 tpa of technical grade lithium carbonate.  On August 1, 2022 we announced the signing of a further five-year binding offtake agreement with PPES, a joint venture battery company between Toyota Motor Corporation and Panasonic Corporation.  The agreement is for a total of 4,000 tonnes per annum of lithium carbonate from ioneer’s Rhyolite Ridge Lithium-Boron operation in Nevada and represents approximately 19% of annual output in the first five years of production.  In total, the three binding offtake agreements account for approximately 87% of our expected first three years of production of lithium carbonate. In May 2023, we announced a commercial offtake agreement partnership with Dragonfly Energy Holdings Corp. (“Dragonfly”) for a variable amount of surplus tons available after meeting previously announced offtake commitments. The contract duration is three years beginning when ioneer notifies Dragonfly that the project has been fully completed and commissioned.

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

•
Complete required financing activities.  We estimated in April 2020 that development of the Rhyolite Ridge Project would require approximately US$785 million, and we will update the cost estimate prior to making a FID. If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. We expect to obtain a US$490 million equity contribution from Sibanye- Stillwater as part of the Strategic Partnership, subject to the satisfaction of conditions precedent. In January 2023, the Project received a conditional commitment from the DOE Loan Program’s Office to provide up to US$700 million of debt financing. Even if the conditions precedent are met and Sibanye-Stillwater makes a US$490 million equity contribution, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.

•
Complete Construction at the Rhyolite Ridge Project.  We will commence construction as soon as all permitting is received, funding is in place and the Company makes an FID to construct the Project.  Our best current estimate for starting construction is in the first half of calendar year 2024, the construction period is anticipated to be 24 months, meaning we expect to complete the construction of the mine by the first half of calendar year 2026.

•
First production by calendar year 2026.  We aim to have our first production by calendar year 2026 (assuming an FID is taken in the first half of calendar year 2024). We anticipate a 6-month period of ramp-up of production. At this stage we anticipate producing 20,600 tonnes per annum (tpa) of lithium carbonate in the first 3 years of production and 174,400 tpa of boric acid.

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

Mineral Resource Estimate – South Basin Rhyolite Ridge (March 2023)

Processing Stream	Group	Classification	Short Tons (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Stream 1 (> 5,000 ppm B)	Upper Zone B5 Unit	Measured	3.4	1,900	17,950	1.0	10.3	30	350
		Indicated	20.6	1,750	17,450	0.9	10.0	190	2,060
		Inferred	6.1	1,950	15,200	1.0	8.7	60	530
		Total	30.2	1,800	17,050	1.0	9.7	290	2,940
	Upper Zone M5 Unit	Measured	0.6	2,450	5,450	1.3	3.1	10	20
		Indicated	2.0	1,600	6,550	0.9	3.8	20	70
		Inferred	0.0	0	0	0.0	0.0	0	0
		Total	2.5	1,800	6,300	1.0	3.6	20	90
	Upper Zone S5 Unit	Measured	0.8	1,800	6,250	0.9	3.6	10	30
		Indicated	2.5	950	6,700	0.5	3.8	10	90
		Inferred	0.0	0	0	0.0	0.0	0	0
		Total	3.2	1,150	6,600	0.6	3.8	20	120
	Upper Zone Total	Measured	4.7	1,950	14,550	1.0	8.3	50	400
		Indicated	25.1	1,650	15,550	0.9	8.9	220	2,230
		Inferred	6.1	1,950	15,200	1.0	8.7	60	530
		Total	35.9	1,750	15,350	0.9	8.8	330	3,160
	Lower Zone L6 Unit	Measured	14.1	1,350	7,650	0.7	4.4	100	620
		Indicated	42.9	1,400	11,300	0.7	6.5	320	2,770
		Inferred	12.8	1,350	12,750	0.7	7.3	90	930
		Total	69.8	1,400	10,800	0.7	6.2	510	4,320
	Total Stream 1 (all zones)	Measured	18.9	1,500	9,400	0.8	5.4	150	1,010
		Indicated	68.0	1,500	12,850	0.8	7.4	540	5,000
		Inferred	18.9	1,550	13,550	0.8	7.7	160	1,470
		Total	105.8	1,500	12,350	0.8	7.1	850	7,480
Stream 2 (> 1,090 ppm Li, no B COG)	Upper Zone B5 Unit	Indicated	0.0	2,200	4,150	1.2	2.4	0	0
		Inferred	0.0	0	0	0.0	0.0	0	0
		Total	0.0	2,200	4,150	1.2	2.4	0	0
	Upper Zone M5 Unit	Indicated	66.3	2,400	1,300	1.3	0.7	850	490
		Inferred	16.4	2,500	750	1.3	0.4	220	70
		Total	82.8	2,450	1,200	1.3	0.7	1,070	560
	Upper Zone S5 Unit	Indicated	18.3	1,700	1,350	0.9	0.8	170	140
		Inferred	3.9	1,500	400	0.8	0.2	30	10
		Total	22.2	1,650	1,200	0.9	0.7	200	150
	Upper Zone Total	Indicated	84.7	2,250	1,300	1.2	0.8	1,020	640
		Inferred	20.3	2,300	650	1.2	0.4	250	80
		Total	105.0	2,250	1,200	1.2	0.7	1,270	710
	Lower Zone L6 Unit	Indicated	90.0	1,500	1,600	0.8	0.9	710	830
		Inferred	29.2	1,600	1,050	0.8	0.6	250	170
		Total	119.2	1,500	1,450	0.8	0.8	960	1,000
	Total Stream 2 (all zones)	Indicated	174.7	1,850	1,450	1.0	0.8	1,730	1,460
		Inferred	49.5	1,900	900	1.0	0.5	500	250
		Total	224.2	1,850	1,350	1.0	0.8	2,230	1,720
Grand Total Both Streams and All Units			330.0	1,750	4,900	0.9	2.8	3,080	9,200

Notes:

1.	Mt = Million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium carbonate; H3BO3 = boric acid; kt = thousand short tons.

2.
Totals may differ due to rounding, Mineral Resources reported on a dry in-situ basis and are exclusive of Mineral Reserves. Lithium is converted to Lithium carbonate (Li2CO3) using a conversion factor of 5.322 and Boron is converted to boric acid (H3BO3) using a conversion factor of 5.718.

3.
The Statement of Estimates of Mineral Resources has been compiled by Mr. Jerry DeWolfe, who is a full-time employee of WSP and a Professional Geologist (P.Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA). Mr. DeWolfe has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a QP as defined in S-K 1300.

4.
All Mineral Resources figures reported in the table above represent estimates at March 31, 2023. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate. Rounding may cause some computational discrepancies.

5.	Mineral Resources are reported in accordance with S-K 1300.

6.
The reported Mineral Resource estimate was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000 ppm Boron cut-off grade for the HiB-Li Mineralization and a 1,090 ppm Lithium cut-off grade for the LoB-Li mineralization., Mining cost of US$2.07/short ton plus $0.00163/short ton-vertical meter of haulage; plant feed processing and grade control costs of US$41.23/ short ton of plant feed for the HiB-Li processing stream and US$36.91/ton for the LoB-Li clay processing stream; Boron and Lithium recovery of 83.5% and 81.8%, respectively for the HiB-Li processing stream and by unit recoveries of 76% (M5), 85% (S5) and 86% (L6) for the LoB-Li clay processing stream; boric acid sales price of US$635/short ton; Lithium carbonate sales price of US$9,070/short ton; and sales/transport costs of US$145/short ton of product.

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

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 meter radius around several distinct plant populations that occur on the Project site. ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.

The Mineral Resource estimates are also based on assumptions that a mining project may be developed, permitted, constructed, and operated at the project.  Any material changes in these assumptions would materially and adversely affect the Mineral Resource estimates for the project; potentially reducing to zero.  Examples of such material changes include extraordinary time required to complete or perform any required activities, or unexpected and excessive taxation, or regulation of mining activities that become applicable to a proposed mining project on the project.  Except as described in this section, the WSP QP does not know of environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates.

Mineral Reserve Estimate – Rhyolite Ridge Project

Area	Classification	Short Tons[2] (Mt)	Li Grade[3] (ppm)	B Grade[3] (ppm)	Equivalent Grade[4]		Equivalent Contained Short Tons[5]
					Li2CO3 (%)	H3BO3 (%)	Li2CO3 (kt)	H3BO3 (kt)
Stage 1 Quarry	Proved	12.0	2,050	14,950	1.1	8.5	130	1,030
	Provable	0.0	0	0	0.0	0.0	0	0
	Total	12.0	2,050	14,950	1.1	8.5	130	1,030
Stage 2 Quarry	Proved	20.0	1,800	17,100	1.0	190	190	1,950
	Provable	34.5	1,700	14,650	0.9	310	310	2,880
	Total	54.5	1,750	15,550	0.9	8.9	500	4,830
Stage 1 + 2 Quarry	Proved	32.0	1,900	16,250	1.0	9.3	320	2,970
	Provable	34.5	1,700	14,650	0.9	8.4	310	2,880
	Total	66.5	1,800	15,400	1.0	8.8	630	5,850

Notes:

1.	Mt = million short tons; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium Carbonate; H3BO3 = boric acid; kt = thousand tonnes.

2.	Proven and Probable Reserve Tons have been rounded to the nearest 0.5 Mt. Total Mineral Reserve Tons have been calculated from the unrounded tonnages and rounded to the nearest 0.5Mt.

3.	Lithium (Li) and Boron (B) grades have been rounded to the nearest 50 parts per million (ppm).

4.	Equivalent Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) grades have been rounded to the nearest tenth of a percent.

5.
Equivalent Contained Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) tonnages for the Proven and Probable Reserve classifications have been rounded to the nearest 10,000 short tons.  Total Contained Tons have been calculated from the unrounded tonnages and rounded to the nearest 10,000 short tons.

6.
Mineral Reserves reported on a dry basis delivered to the processing plant stockpile.  Lithium is converted to equivalent contained tons of lithium carbonate (Li2CO3) using a stochiometric conversion factor of 5.3228, and boron is converted to equivalent contained tons of boric acid (H3BO3) using a stochiometric conversion factor of 5.718.  Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Li2CO3 and H3BO3.

7.
The statement of estimates of Mineral Reserves has been compiled by Mr. Terry Kremmel, who is a full-time employee of  WSP and a certified Professional Engineer (PE) in the US and a registered member of the Society for Mining, Metallurgy, & Exploration (SME).  Mr. Kremmel has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity that he has undertaken to qualify as a qualified person (“QP”) as defined in Regulation S-K Subpart 1300.

8.
All Mineral Reserve figures reported in the table above represent estimates at March 17, 2020.  The Mineral Reserve estimate is not a precise calculation, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results.  The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate.  Mineral Reserves are reported in accordance with the US SEC Regulation S-K Subpart 1300.

9.
The reported Mineral Resource estimate was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000 ppm Boron cut-off grade for the HiB-Li Mineralization and a 1,090 ppm Lithium cut-off grade for the LoB-Li mineralization., Mining cost of US$2.07/short ton plus $0.00163/short ton-vertical meter of haulage; plant feed processing and grade control costs of US$41.23/ short ton of plant feed for the HiB-Li processing stream and US$36.91/ton for the LoB-Li clay processing stream; Boron and Lithium recovery of 83.5% and 81.8%, respectively for the HiB-Li processing stream and by unit recoveries of 76% (M5), 85% (S5) and 86% (L6) for the LoB-Li clay processing stream; boric acid sales price of US$635/short ton; Lithium carbonate sales price of US$9,070/short ton; and sales/transport costs of US$145/short ton of product.

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

U.S. Regulations

We have internal controls for reviewing and documenting the information supporting the mineral reserve and mineral resource estimates, describing the methods used, and ensuring the validity of the estimates. These internal control processes were not materially impacted by the adoption of S-K 1300. Information that is utilized to compile mineral reserves and mineral resources is prepared and certified by appropriate QPs and is subject to our internal review process, which includes review by a QP. The QP and management agree on the reasonableness of the criteria for the purposes of estimating resources and reserves. Calculations using these criteria are reviewed and validated by the QP. We recognize the risks inherent in mineral resource and reserve estimates, such as the geological complexity, interpretation and extrapolation of data, changes in operating approach, macroeconomic conditions and new data, among others. Overestimated resources and reserves resulting from these risks could have a material effect on future profitability.

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act , which is currently expected to be June 30, 2028, unless we change our fiscal year;

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

Capital Expenditures

Our capital expenditures for fiscal 2023, 2022 and 2021 amounted to US$33.6 million, US$32.0 million, US$20.9 million, respectively.

Our capital expenditures have historically consisted principally of expenditures on exploration drilling, permitting, PFS engineering, the Rhyolite Ridge pilot plant, DFS, vendor engineering and post DFS engineering.  We financed these expenditures principally through the issue of new ordinary shares in the Company.

B.	Business Overview

Overview

ioneer Ltd’s primary business is to develop a lithium-boron mine and processing facility, known as the Rhyolite Ridge Project, in Esmeralda County, Nevada, United States.  The project is located on public land administered by the BLM of the U.S. Department of Interior. ioneer Ltd. currently holds a 100% interest in the project.  Under the terms of a Joint Venture agreement with Sibanye-Stillwater, if certain conditions are met and Sibanye-Stillwater makes its US$490 million equity contribution, Sibanye-Stillwater will acquire a 50% ownership interest in the Joint Venture and ioneer will operate and retain a 50% interest in the Joint Venture. Under the terms of a conditional loan from the U.S. Department of Energy Loans Program Office, if certain conditions are met, a loan of up to US$700 million will be available to help fund the Project.

Marketing

Because we are a development stage company, we do not currently have any marketing or distribution channels or sales agreements. We continue to develop our marketing and sales plans as we progress toward development of the Project. We have completed our pre-production plans for the sale of lithium carbonate and boric acid. These offtakes deliver on ioneer’s strategy to ensure our lithium, produced in the U.S., is delivered into the U.S. supply chain for electric vehicles. For boric acid, we have entered into one binding offtake and two sales and distribution agreements with committed and minimum target volumes totaling 100% of our expected first year and more than 85% of our expected boric acid production for years two and three. All of the aforementioned agreements are subject to conditions precedent, including the taking of an FID. We expect to enter into additional agreements of the same type in the near term and from time to time. The primary agreements we have entered into as of the date hereof include:

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

Permitting

We currently have permits authorizing the exploration drilling activities we have conducted with respect to the Project.  We are required to obtain governmental permits for our exploration activities and may be required to renew the permits we already have.  Prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mine development activities and mine operating activities.  We have obtained two key permits:  a Class II Air Quality Permit from the Nevada State Government (Received in June 2021), and a Water Pollution Control Permit from the Nevada State Government (received July 2021).  On December 20, 2022, the BLM published a Notice of Intent (NOI) regarding the Project Mine Plan of Operations (Plan).  Publication of the NOI marked the beginning of the National Environmental Policy Act (NEPA) review process.  Following a public comment period on the scope of the environmental review, the Environmental Impact Statement (EIS) contractor Stantec, the BLM, and other cooperating government agencies are evaluating comments received during scoping and resource information gathered by ioneer to prepare the EIS.  The Plan will be updated to reflect the outcomes of the NEPA review before it is finalized.  The NEPA process culminates in the BLM’s Record of Decision (ROD), which represents the Department of Interior’s final decision on ioneer’s application for an approved Plan of Operations.  Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and possibly costly undertakings.  The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority.  We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations.  Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.

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

In addition, the ESA restricts activities that may affect endangered and threatened species or their habitats.  Some of our operations may be located in areas that are designated as habitats for endangered or threatened species.  In February 2016, FWS published a final policy which alters how it identifies critical habitat for endangered and threatened species.  A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development.  Moreover, the United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary for over 250 species, as required under a 2011 settlement approved by the United States District Court for the District of Columbia, and many hundreds of additional anticipated listing decisions have already been identified beyond those recognized in the 2011 settlement.  The designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.  On December 14, 2022, FWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (“ESA”).  The Secretary of Interior also designated critical habitat to accompany the Tiehm’s buckwheat listing.  On January 18, 2023, the BLM issued a trespass notice to us for the unauthorized use of certain Tiehm’s buckwheat habitat. Upon receipt of the notice, we have fully cooperated with the BLM and have not received further notice.  Our operations are also subject to certain analogous and other state environmental law and regulations, including laws and regulations related to the reclamation of mined lands, which require the Company to provide financial assurances to secure reclamation permits before the commencement of mining operations.

Compliance with these and other federal and state laws and regulations could result in delays in obtaining, or failure to obtain, government permits and approvals, delays in beginning or expanding operations, limitations on production levels, incurring additional costs for investigation or cleanup of hazardous substances, payment of fines, penalties or remediation costs for non-compliance, and post-mining closure, reclamation and bonding.  We cannot presently predict which federal laws and regulations may be amended by Congress and the Biden Administration, respectively.

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

As of September 30, 2023, we hold our 100% interest in the Project through the foregoing described entities.  Upon the completion of the transactions encompassing the Joint Venture, which we expect to close in calendar year 2024 subject to various conditions precedent, our interests in the Project will be held through ioneer Rhyolite Ridge Holdings LLC, which will be 50% owned by us and 50% owned by an entity or entities affiliated with Sibanye-Stillwater.

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

Infrastructure

The Project area is readily serviced by sealed highways (Hwy 95 or Hwy 6 and Hwy 264) and an unimproved gravel county road.  The Project site may be reached from the towns of Tonopah or Dyer.  Regular airline access to the Project area is available via international airports in Las Vegas 240 miles by road) or Reno (225 miles by road). ioneer is working with Esmeralda County officials in developing a traffic management plan that will integrate new access roads to the facility with the existing county roads in the area.  Consideration will be given to make certain that the safety of all users of county roads is not compromised through development of the Project.  The Project is near a region of active lithium brine extraction and open-pit gold mining.  The nearest operations are the Mineral Ridge Gold Mine, which has been in operation or under care and maintenance since 2011, and the Silver Peak Lithium Mine, which has been in operation since the 1960s.  There are paved roads, powerlines and small towns that have a history of servicing the mining industry in the area.  Nevada is considered one of the world’s most favorable and stable mining jurisdictions, and there is a high degree of experienced, qualified, and skilled personnel available to meet workforce requirements for the Project.  Housing options near the site are limited and there are not currently any plans to construct a workforce camp.  ioneer plans to contribute to individual housing support, which is included in the operating costs estimate, and may also invest in local housing infrastructure.  The Rhyolite Ridge Project is designed to operate separately from the Nevada power grid.  Power will be produced onsite using a steam turbine generator.  Steam will be produced from the waste heat boiler in the sulphuric acid plant, to supply the steam turbine generator.  Fresh water will be supplied by wells that are approximately 1.5-miles from site near the quarry perimeter.  The line will supply the site’s domestic and firewater needs, as well as the process make-up water.  Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs).  There is sufficient water available to meet processing and dust control requirements, with water recycling and reuse systems in place where possible.  See sections 4 and 15 of the TRS for additional information about the Project’s infrastructure.

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

Development Plans

We continue to work towards securing all necessary permits and approvals required for the construction and operation of the Project.  In addition, other key remaining workstreams include completing the equity and debt funding agreements for the Project and completing detail engineering and vendor engineer to ensure we are construction ready.  We may also elect to undertake additional exploration and evaluation drilling, and optimization works.  See “A. History and Development of the Company” for more information about our development plans.

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

Our annual consolidated financial statements for the fiscal years ended June 30, 2023, 2022 and 2021 are presented in U.S. dollars and have been prepared in accordance with IFRS.  Effective July 1, 2022, we changed our reporting currency from Australian dollars to U.S. dollars, in order to better align the reporting currency with the underlying transactions. See “About This Annual Report.”

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

The group changed its reporting currency from Australian dollars (AUD) to United States dollars (USD) from July 1, 2022. The comparative balances for 2022 and 2021 have been presented in USD. For additional information see “Note 1—Basis of Presentation” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

Summary

The following table sets forth our selected financial information for the periods indicated:

Consolidated Statement of Profit and Loss and Other Comprehensive Income (in thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
	US$’000	US$’000	US$’000
Exploration expenditure written off	(45)	(17)	(34)
Other income	-	-	-
Employee benefits expensed	(5,967)	(5,056)	(4,429)
Other expenses	(3,684)	(6,899)	(2,217)
Loss from operating activities	(9,696)	(11,972)	(6,680)
Finance income	3,321	3,486	218
Finance costs	(16)	(17)	(7,580)
Net finance income / (costs)	3,305	3,469	(7,362)
Loss before tax	(6,391)	(8,503)	(14,042)
Income tax expense	-	-	-
Loss for the year	(6,391)	(8,503)	(14,042)
Loss attributable to equity holders of the company	(6,391)	(8,503)	(14,042)

Consolidated Statement of Financial Position (in thousands)	Fiscal 2023	Fiscal 2022
	US$’000	US$’000
Current assets
Cash assets	52,709	94,177
Receivables	353	141
Total current assets	53,062	94,318
Non-current assets
Receivables	307	195
Plant and equipment	522	-
Right of use asset	202	245
Exploration and evaluation expenditure	152,226	118,487
Total non-current assets	153,257	118,927
Total assets	206,319	213,245
Current liabilities
Payables	8,340	8,794
Lease liabilities	134	168
Provisions	368	497
Total current liabilities	8,842	9,459
Non-current liabilities
Lease liabilities – non-current	78	87
Total non-current liabilities	78	87
Total liabilities	8,920	9,546
Net assets	197,399	203,699
Equity
Contributed equity	255,364	254,273
Reserves	(5,438)	(4,438)
Accumulated losses	(52,527)	(46,136)
Total equity	197,399	203,699

Revenues

We are a development stage company and have had no revenue from sales. Finance income for fiscal 2023 was US$3,321,000, which is US$165,000 lower than fiscal 2022 primarily due to lower net foreign exchange gains of $1,181,000, partially offset by higher interest income of US$1,484,000. Finance income for fiscal 2022 was US$3,486,000, which is US$3,268,000 higher than fiscal 2021, principally as a result of a realized net foreign exchange loss in fiscal 2021.

Expenses

Expenses incurred (in thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
Exploration expenditure written off	(45)	(17)	(34)
Employee benefits expensed	(5,967)	(5,056)	(4,429)
Other expenses	(3,684)	(6,899)	(2,217)
Finance costs	(16)	(17)	(7,580)

Exploration expenditure written off.  Exploration expenditure written off includes permitting costs for non-core assets. Exploration expenditure written off increased US$28,000 or 165% from fiscal 2022 to 2023 as ioneer has increased the activity on a reduced number of non-core permits.  Exploration expenditure written off decreased US$17,000 or 50%, from fiscal 2021 to fiscal 2022 as historic non-core permits were relinquished in fiscal 2021.

Employee benefits expensed.  Employee benefits expensed includes Non-executive Director fees, Executive director fees, employee benefits and share based payments expenses. Employee benefits expensed increased US$911,000 or 18% from fiscal 2022 to fiscal 2023 and increased US$627,000, or 14%, from fiscal 2021 to fiscal 2022. These increases have been driven by an increase in the number of directors and employees year on year, increases to underlying salaries and the award of share-based payments.

Other expenses.  Other expenses include general and administrative expenses, consulting and professional costs and depreciation and amortization. Other expenses decreased US$3,215,000, or 47%, from fiscal 2022 to fiscal 2023 largely as a result of consulting and professional fees for the Sibanye-Stillwater joint venture agreement, the Nasdaq listing and the Department of Energy Loans Program Office due diligence process incurred in fiscal 2022. Other expenses increased US$4,682,000, or 211%, from fiscal 2021 to fiscal 2022 as a result of the higher consulting and professional costs in fiscal 2022 as noted above.

Finance costs.  Finance costs include bank charges, net foreign exchange losses and lease interest expenses. Finance costs decreased by US$1,000, or 6%, from fiscal 2022 to fiscal 2023. Finance costs decreased US$7,563,000, or 100%, from fiscal 2021 to fiscal 2022 as a result of the net foreign exchange loss of US$7,555,000 incurred in fiscal 2021.

Comparison of the fiscal years 2023 and 2022

Our net loss for fiscal 2023 and fiscal 2022 was US$6,391,000 and US$8,503,000, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	Employee benefits expense increased US$911,000;

•	Other expenses decreased US$3,215,000;

•	Finance income decreased US$165,000; and

•	Finance costs decreased US$1,000

Comparison of the fiscal years 2022 and 2021

Our net loss for fiscal 2022 and fiscal 2021 was US$8,503,000 and US$14,042,000, respectively. Significant items contributing to the fiscal 2022 loss and the differences from fiscal 2021 include:

•	Employee benefits expense increased US$627,000;

•	Finance income decreased US$3,268,000; and

•	Finance costs decreased US$7,563,000.

Historical Sources and Uses of Cash

Consolidated Statement of Cash Flows (in thousands)	Fiscal 2023	Fiscal 2022	Fiscal 2021
	US$’000	US$’000	US$’000
Cash flows from operating activities
Payment to suppliers and employees	(8,069)	(9,345)	(4,848)
Interest and other finance costs paid	-	-	-
Net cash flows used in operating activities	(8,069)	(9,345)	(4,848)
Cash flows from investing activities
Expenditure on mining exploration	(33,333)	(28,436)	(17,694)
Purchase of equipment	(601)	-	(5)
Interest received	1,462	49	29
Net cash flows used in investing activities	(32,472)	(28,387)	(17,670)
Cash flows from financing activities
Proceeds from the issue of shares	-	71,793	61,472
Proceeds from exercise of options	-	5,689	-
Equity raising expenses	(12)	(1,928)	(2,700)
Payments of lease liability	(213)	(162)	(79)
Net cash flows received / (used in) financing activities	(225)	75,392	58,693
Net increase / (decrease) in cash held	(40,766)	37,660	36,175
Cash at the beginning of the financial year	94,177	62,475	26,264
Effect of exchange rate fluctuations on balances of cash held in USD	(702)	(5,958)	36
Closing cash carried forward	52,709	94,177	62,475

Operating Activities

Net cash used in operating activities of US$8,069,000 in fiscal 2023 decreased by US$1,276,000 compared to fiscal 2022 and was driven primarily by decreased payments to suppliers and employees. Net cash used in operating activities of US$9,345,000 in fiscal 2022 increased US$4,497,000 compared to fiscal 2021 and was driven primarily by increased payments to suppliers and employees in relation to consulting and professional fees for the Sibanye-Stillwater joint venture agreement, the Nasdaq listing and the Department of Energy Loans Program Office due diligence process incurred in fiscal 2022.

Investing Activities

Net cash used in investing activities of US$32,472,000 in fiscal 2023 increased by US$4,085,000 compared to fiscal 2022 and was driven primarily by increased Project engineering work. Net cash used in investing activities of US$28,387,000 in fiscal 2022 increased US$10,717,000 compared to fiscal 2021 and was driven primarily by a significant increase in Project engineering work.

Financing Activities

Net cash used in financing activities of US$225,000 in fiscal 2023 decreased by US$75,617,000 compared to fiscal 2022 and was driven primarily by the Sibanye-Stillwater placement of US$71,793,000 and the exercise of unlisted options of US$5,689,000, offset by share issue costs. Net cash provided by financing activities of US$75,392,000 in fiscal 2022 increased US$16,700,000 compared to fiscal 2021 and was driven by a US$61,427,000 placement of ordinary shares in ioneer Limited.

B.	Liquidity and Capital Resources

In fiscal 2023, 2022 and 2021, we incurred a loss of US$6,391,000, US$8,503,000 and US$14,042,000, respectively, and had accumulated losses of US$52,527,000 as of June 30, 2023. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.

Our operations have been financed primarily by proceeds from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2023 was US$52,709,000, compared to US$94,177,000 as at June 30, 2022 and US$62,475,000 as at June 30, 2021.

Management believes that the current working capital is sufficient to support our operations up to October 31, 2024.

Capital Expenditures and Requirements

Our capital expenditures for fiscal 2023, 2022 and 2021 amounted to US$33,600,000, US$32,000,000 and US$20,900,000, respectively. Our capital expenditures for fiscal 2023, 2022, and 2021 related primarily to permitting expenditures, resource drilling, land option and water rights payments, ongoing detail engineering and vendor engineering.

We estimated in April 2020 that development of the Project would require approximately US$785 million, and we will update the cost estimate prior to making an FID.  If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. We expect to obtain a US$490 million equity contribution from Sibanye-Stillwater as part of the Strategic Partnership, subject to the satisfaction of conditions precedent.  In January 2023, the Project received a conditional commitment from the DOE Loan Program’s Office to provide up to US$700 million of debt financing.  Even if the conditions precedent are met and Sibanye-Stillwater makes a US$490 million equity contribution, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.

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

Exploration and Evaluation Assets

Our policy for exploration and evaluation expenditure is set out in note 4.5 of our Financial Statements as of June 30, 2023.  The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found.  Any such estimates and assumptions may change as new information becomes available.  If, after capitalization of expenditure under the policy, it is concluded that the capitalized expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss.  Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted.  Additional information is set out in note 7.3, Share-based payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of September 30, 2023.  In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer.  In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office.  Such Directors are entitled to submit for re-election.  The following table lists the names of our directors and executive officers.  The business address for each director and member of senior management is c/o Suite 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060, Australia.

Name	Age	Position
James D. Calaway	65	Executive Chairman
Bernard Rowe	56	Managing Director & Chief Executive Officer
Alan Davies	52	Independent Non-executive Director
Stephen Gardiner	65	Independent Non-executive Director
Rose McKinney-James	71	Independent Non-executive Director
Margaret Walker	71	Independent Non-executive Director
Ian Bucknell	53	Chief Financial Officer & Company Secretary
Ken Coon	62	Vice President of Human Resources
Yoshio Nagai	62	Vice President Commercial Sales & Marketing
Matt Weaver	57	Senior Vice President of Engineering & Operations
Chad Yeftich	48	Vice President Corporate Development & External Affairs

James D. Calaway (65 years of age) – Executive Chairman

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

Bernard Rowe (56 years of age) – Managing Director & Chief Executive Officer

Bernard was appointed managing director and Chief Executive Officer in August 2007.  He has more than 30 years’ international experience in mineral exploration and mine development.  His diverse mineral industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America.  He led the Company’s listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru.  In early 2016 Bernard visited a little-known lithium-boron deposit in southern Nevada – later to be renamed Rhyolite Ridge.  He realized the potential opportunity and quickly secured a 12-month option over the Project to give the Company sufficient time to fully assess and evaluate the unique and poorly understood deposit.  Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada.

Alan Davies (52 years of age) – Independent Non-executive Director

Alan joined the board as a non-executive director in May 2017.  He has expertise in running and leading mining businesses with Rio Tinto, most recently as chief executive, Energy & Minerals.  Former roles include chief executive, Diamonds & Minerals and chief financial officer of Rio Tinto Iron Ore.  Alan held management positions in Australia, London and the US for Rio Tinto’s Iron Ore and Energy businesses, and has run and managed operations in Africa, Asia, Australia, Europe and North and South America.  He is also a former director of Rolls Royce Holdings plc.  He is currently the chief executive officer of the Moxico Resources PLC a Zambian copper and zinc explorer and developer.  He is also Chairman of Trigem DMCC, a vertically integrated diamond and colored stone service provider.  Alan is a Fellow of the Institute of Chartered Accountants in Australia.

Stephen Gardiner (65 years of age) – Independent Non-executive Director

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

Rose McKinney-James (71 years of age) – Independent Non-executive Director

Rose is an experienced and accomplished public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non-profit volunteerism.  She is the former President and CEO of the Corporation for Solar Technology and Renewable Resources (“CSTRR”), and former Commissioner with the Nevada Public Service Commission, she also served as Nevada’s first Director of the Department of Business and Industry.  She is currently the Managing Principal of Energy Works LLC and McKinney-James & Associates, which provides business-consulting services and advocacy in public affairs, energy policy, strategy and economic and sustainable development.  She is also a Non-Executive Director of MGM Resorts International,  the Energy Foundation, and the American Council of Renewable Energy.  Rose holds a Juris Doctorate from Antioch School of Law and a BA in Liberal Arts from Olivet College.  She has been honored by the American Solar Energy Society (“SOLAR NV”) as the Advocate of the Year.  She is the recipient of the inaugural GreenBiz Verge VANGUARD Award and the DirectWomen Sandra Day O’Connor Award for Board Excellence.

Margaret R. Walker (71 years of age) – Independent Non-executive Director

Margaret brings over 40 years’ experience and leadership in large-scale chemical engineering, project management and organizational development gained through a career as a chemical engineer with The Dow Chemical Company (“Dow Chemical”).  From 2004 until her retirement in December 2010, Mrs. Walker was Vice President of Engineering & Technology for Dow Chemical.  Prior to this, Margaret held other senior positions with Dow Chemical including Senior Leader in Manufacturing & Engineering and Business Director of Contract Manufacturing.  Dow Chemical provides chemical, plastic and agricultural products and services.  She is currently a Non-Executive Director of Methanex Corp., the world’s largest producer and supplier of methanol, where she is a member of the Responsible Care Committee and Human Resources Committee.  Margaret holds a Bachelor of Chemical Engineering from Texas Tech University, and in 2018 became a National Association of Corporate Directors Board Leadership Fellow.

Ian Bucknell (53 years of age) – Chief Financial Officer & Company Secretary

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

Ken Coon (62 years of age) – Vice President of Human Resources

Ken Coon is responsible for the human resource function of the Company.  He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream refining and chemicals organization and Entergy, a large US Gulf Coast utility company.

Yoshio Nagai (62 years of age) – Vice President Commercial Sales & Marketing

Yoshio Nagai is responsible for the sales and marketing function of the Company.  He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.

Matt Weaver (57 years of age) – Senior Vice President of Engineering & Operations

Matt Weaver is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the Project through the Definitive Feasibility Study and project execution and into full commercial production.  He has 30 years of international mining experience, having worked with BHP, Rio Tinto and Newmont, and several junior mining companies.

Chad Yeftich (48 years of age) – Vice President Corporate Development & External Affairs

Chad Yeftich is responsible for US government relations, public relations, community affairs and corporate development.  He has over 20 years finance and investment industry experience, having worked with Maverick Capital, H.I.G Capital, Trafelet Brokaw & Company, and PwC.

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

Non-Executive Director Remuneration

Total remuneration for all non-executive directors, last voted upon by shareholders at the 2017 Annual General Meeting of the Company, is not to exceed A$1,000,000 (US$670,000) per annum, inclusive of superannuation (excluding special exertion fees).

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

Total remuneration paid to non-executive directors in the financial year was US$416,136 (2022: US$392,256, 2021: US$368,055). The non-executive director fees included US$165,103 (2022: US$112.932, 2021: US$20,675) paid in the form of performance rights and US$ nil (2022: US$20,688, 2021: US$124,047) paid in the form of options. The board believes that providing remuneration to directors in the form of options and/or performance rights in consideration for their services as directors more effectively aligns the interests of directors with those of shareholders, by giving directors an opportunity to share in the success of the Company. In addition, given the pre-production stage of the Project, the Company conserves cash by providing non-executive directors with non-cash remuneration.

Non-executive directors are also entitled to be paid reasonable travelling, accommodation and other expenses incurred as a consequence of their attendance at Board meetings and otherwise in the execution of their duties as directors. These expenses do not contribute to the A$1,000,000 cap set by the Company’s shareholders. The Chair of each of the Audit & Risk Committee, the Nomination & Remuneration Committee, the Project Execution Committee and the ESG Committee receive an additional US$5,000 per annum to reflect the time spent in managing the Committees.

The Board has determined that there will be no increase in fees payable to non-executive directors for the financial year ending June 30, 2024. The Board has determined to put to shareholders at the 2023 Annual General Meeting, that non-executive directors receive US$25,000 in performance Rights (2022: US$25,000 in performance rights) of the Company in lieu of receipt of directors’ fees in cash.

Details of Remuneration for Fiscal 2023

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are presented below. Julian Babarczy retired from his role as non-executive director on July 4, 2022 and did not receive any remuneration for Fiscal 2023. Stephen Gardiner was appointed non-executive director on August 25, 2022.

Statutory Remuneration

Name
(Position)	Year Base Salary		Super-annuation, Health & Life Benefits	Non- Monetary Benefits	STI	Long Service Leave	Share Based Payment Options & Rights	Total Statutory Remuneration	% of performance- based rem.
Non-Executive Director
Julian Babarczy	2023	-	-	-	-	-	-	-	N/A
	2022	63,636	-	-	-	-	27,199	90,835	30%
Alan Davies	2023	65,000	-	-	-	-	26,032	91,032	29%
	2022	65,000	-	-	-	-	27,199	92,199	30%
Stephen Gardiner	2023	56,033	-	-	-	-	42,973	99,006	43%
	2022	-	-	-	-	-	-	-	N/A
Rose McKinney-James	2023	65,000	-	-	-	-	48,049	113,049	43%
	2022	65,000	-	-	-	-	39,611	104,611	38%
Margaret R Walker	2023	65,000	-	-	-	-	48,049	113,049	43%
	2022	65,000	-	-	-	-	39,611	104,611	38%
Executive Director
James D Calaway	2023	450,000	-	-	216,000	-	323,314	989,314	55%
	2022	450,000	-	-	226,000	-	251,753	927,753	51%
Bernard Rowe	2023	379,984	18,502	-	331,200	-	378,135	1,107,821	64%
	2022	386,676	18,964	-	194,053	-	449,691	1,049,384	61%
Executives
Ian Bucknell	2023	277,884	18,502	4,639	161,400	-	133,474	595,899	49%
	2022	271,565	18,964	5,594	92,682	-	179,019	567,824	48%
Ken Coon	2023	249,333	1,027	43,220	120,000	-	94,225	507,805	42%
	2022	241,417	1,027	32,190	67,760	-	96,366	438,760	37%
Yoshio Nagai	2023	264,375	16,800	-	127,200	-	102,686	511,061	45%
	2022	256,875	21,800	-	72,100	-	194,589	545,364	49%
Chad Yeftich	2023	225,000	23,305	-	129,600	-	118,147	496,052	50%
	2022	-	-	-	-	-	-	-	n/a
Matt Weaver	2023	302,869	23,229	-	175,375	-	185,603	687,076	53%
	2022	292,792	20,506	-	102,725	-	314,540	730,563	57%
Total	2023	2,400,478	101,365	47,859	1,260,775	-	1,500,687	5,311,164
	2022	2,157,961	81,261	37,784	755,320	-	1,619,578	4,651,903

KMP Shareholdings

	Ordinary shares					Performance rights			Options
Name	Balance at 30/06/22	Acquired[1]	Disposed[2]	Other	Balance at 30/06/23	Balance at 30/06/22	Net change	Balance at 30/06/23	Balance at 30/06/22	Net change	Balance at 30/06/23
Non-Executive Directors
Julian Babarczy[3]	13,600,000	-	-	(13,600,000)	-	-	(46,407)	-	326,323	(326,323)	-
Alan Davies	3,250,152	746,407	-	-	3,996,559	3,996,559	25,042	71,449	1,010,830	-	1,010,830
Stephen Gardiner[4]	-	-	-	-		-	271,449	271,449	-	-	-
Rose McKinney-James	-	46,407	-	-	-	46,407	25,042	371,449	-	-	-
Margaret R Walker	-	126,407	-	-	46,407	126,407	25,042	371,449	-	-	-
Executive Directors					126,407
James D Calaway	56,268,106	64,970	-	-		56,333,076	717,253	2,044,963	1,010,830	-	1,010,830
Bernard Rowe	64,107,962	1,654,231	(700,000)	-	56,333,076	65,062,193	(1,366,063)	6,112,050	-	-	-
Executives					65,062,193
Ian Bucknell	2,373,378	774,038	(215,000)	-		2,932,416	(562,926)	3,254,224	-	-	-
Ken Coon	471,254	956,145	(229,663)	-	2,932,416	1,197,736	(268,978)	2,195,039	-	-	-
Yoshio Nagai	-	1,145,197	-	-	1,197,736	1,145,197	(415,552)	2,333,853	-	-	-
Matt Weaver	3,471,918	1,409,692	(1,049,112)	-	1,145,197	3,832,498	(736,168)	4,142,957	-	-	-
Chad Yeftich[5]	1,155,665	-	-	-	3,832,498	1,155,665	511,645	2,267,704	-	-	-
Total	144,698,435	6,923,494	(2,193,775)	(13,600,000)	1,155,665	135,828,154	(1,820,621)	23,436,586	2,347,983	(326,323)	2,021,660

(1)
During the year Alan Davies bought 700,000 ordinary shares from Bernard Rowe, Margaret Walker bought 2,000 ADRs, with all other ordinary shares acquired being the direct result of KMP exercising options or PRs vesting.

(2)	All disposals were made by KMP in their capacity as shareholders.
(3)	Julian Babarczy retired as a Company Director on July 4, 2022.
(4)	Steve Gardiner was appointed as a Company Director on August 25, 2022.
(5)	Chad Yeftich June 30, 2022 balance represents PRs and shares on issue on September 1, 2022, being the date of his promotion to the executive team.

Option Movement During the Year

All options are exercisable following vesting.  The following table presents all the options that have vested or been granted that have not lapsed.  Options are exercised into ordinary shares on a 1-for-1 basis.  The option terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/22	Options Granted	Options Exercised	Options Lapsed	Balance at 30/06/23	Financial year to vest
James D Calaway	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	-	357,710	2020
14/11/2019		14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
16/11/2020		16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,010,830	-	-	-	1,010,830
Julian Babarczy[1]	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	(326,323)	-	2022
Sub Total						326,323	-	-	(326,323)	-
Alan Davies	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	-	357,710	2020
14/11/2019		14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
16/11/2020		16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,010,830	-	-	-	1,010,830
Total						2,347,983	-	-	(326,323)	2,021,660

(1)	Options lapsed as Julian Babarczy retired as a Company Director on July 4, 2022

Performance Rights Movement During the Year

The following table presents all performance rights that have vested or been granted that have not lapsed.  The rights terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Name
Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/22	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/23	% vested	Financial year to vest
Julian Babarczy
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	-	(46,407)	-	-	2023
Sub Total				46,407	-	-	(46,407)	-
James D Calaway
In lieu of director fees	5/11/2021	5/11/2022	0.790	64,970	-	(64,970)	-		100%	2023
2021 LTI - time based	1/07/2021	1/07/2024	0.790	505,096	-	-	-	505,096	-	2024
2021 LTI - performance based	1/07/2021	1/07/2024	0.724	757,644	-	-	-	757,644	-	2024
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	100,028	-	-	100,028	-	2024
2022 LTI - time based	4/11/2022	4/11/2025	0.570	-	272,878	-	-	272,878	-	2026
2022 LTI - performance based	4/11/2022	4/11/2024	0.525	-	409,317	-	-	409,317	-	2026
Sub Total				1,327,710	782,223	(64,970)	-	2,044,963
Alan Davies
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	(46,407)	-	-	100%	2023
In lieu of director fees	4/11/2022	4/11/2023	0.570		71,449	-	-	71,449	-	2024
Sub Total				46,407	71,449	(46,407)	-	71,449
Stephen Gardiner
Granted on employment	25/08/2022	25/08/2025	0.660	-	200,000	-	-	200,000	-	2026
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449	-	2024
Sub Total				-	271,449	-	-	271,449
Rose McKinney-James
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	-	-	300,000	-	2024
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	(46,407)	-	-	100%	2023
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449		2024
Sub Total				346,407	71,449	(46,407)	-	371,449
Margaret R Walker
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	-	-	300,000	-	2024
In lieu of director fees	5/11/2021	5/11/2022	0.790	46,407	-	(46,407)	-	-	100%	2023
In lieu of director fees	4/11/2022	4/11/2023	0.570	-	71,449	-	-	71,449	-	2024
Sub Total				346,407	71,449	(46,407)	-	371,449
Ian Bucknell
2019 LTI - time based	8/08/2019	1/07/2022	0.175	517,751	-	(517,751)	-	-	100%	2023
2019 LTI - performance based	1/07/2020	1/07/2022	0.140	776,627	-	(256,287)	(520,340)	-	33%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	718,841	-	-	-	718,841	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,078,261	-	-	-	1,078,261	-	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	290,268	-	-	-	290,268	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	435,402	-	-	-	435,402	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	292,581	-	-	292,581		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	438,871	-	-	438,871		2026
Sub Total				3,817,150	731,452	(774,038)	(520,340)	3,254,224
Ken Coon
Retention on employment	1/07/2019	1/07/2022	0.135	956,145	-	(956,145)	-	-	-	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	440,171	-	-	-	440,171	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	660,257	-	-	-	660,257	-	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	-	308,170		-	308,170
2021 LTI - time based	1/07/2021	1/07/2024	0.330	162,978	-	-	-	162,978	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	244,466	-	-	-	244,466	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425		151,599		-	151,599		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453		227,398		-	227,398		2026
Sub Total				2,688,734	687,167	(956,145)	-	2,195,039
Yoshio Nagai
2021 cash bonus conversion	1/07/2021	1/07/2022	0.330	404,077	-	(404,077)	-	-	100%	2023
Retention on employment	1/08/2019	1/08/2022	0.186	741,120	-	(741,120)	-	-	100%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	468,267	-	-	-	468,267	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	702,401	-	-	-	702,401		2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425		327,908		-	327,908		2023
2021 LTI - time based	1/07/2021	1/07/2024	0.330	173,416	-	-	-	173,416	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	260,124	-	-	-	260,124	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	160,695		-	160,695		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	241,042		-	241,042		2026
Sub Total				2,749,405	729,645	(1,145,197)	-	2,333,853
Bernard Rowe
2019 LTI - time based	6/11/2020	1/07/2022	0.195	1,106,509	-	(1,106,509)	-	-	100%	2023
2019 LTI - performance based	6/11/2020	1/07/2022	0.1695	1,659,763	-	(547,722)	(1,112,041)	-	33%	2023
2020 LTI - time based	6/11/2020	1/07/2023	0.195	1,344,516	-	-	-	1,344,516	-	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.1665	2,016,774	-	-	-	2,016,774	-	2024
2021 LTI - time based	5/11/2021	1/07/2024	0.790	540,220	-	-	-	540,220	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.724	810,331	-	-	-	810,331	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	-	560,084	-	-	560,084		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	-	840,125	-	-	840,125		2026
Sub Total				7,478,113	1,400,209	(1,654,231)	(1,112,041)	6,112,050
Chad Yeftich[1]
2020 LTI - time based	6/11/2020	1/07/2023	0.125	602,894	-	-	-	602,894	-	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.137	602,894	-	-	-	602,894	-	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	104,103	-	-	-	104,103		2023
2021 LTI - time based	5/11/2021	1/07/2024	0.510	223,084	-	-	-	223,084	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.457	223,084	-	-	-	223,084	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.615	-	204,658	-	-	204,658		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.645	-	306,987	-	-	306,987		2026
Sub Total				1,756,059	511,645	-	-	2,267,704
Matt Weaver
2019 LTI - time based	1/07/2020	1/07/2022	0.175	607,683	-	(607,683)	-	-	100%	2023
2019 LTI - performance based	1/07/2020	1/07/2022	0.140	899,736	-	(296,913)	(602,823)	-	33%	2023
2021 cash bonus conversion	1/07/2021	1/07/2022	0.330	505,096	-	(505,096)	-	-	100%	2023
2020 LTI - time based	1/07/2020	1/07/2023	0.125	800,737	-	-	-	800,737	-	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,201,106	-	-	-	1,201,106	-	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	-	467,189	-	-	467,189	-	2023
2021 LTI - time based	1/07/2021	1/07/2024	0.330	345,907	-	-	-	345,907	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	518,860	-	-	-	518,860	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.615	-	323,663	-	-	323,663		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.645	-	485,495	-	-	485,495		2026
Sub Total				4,879,125	1,276,347	(1,409,692)	(602,823)	4,142,957
Total				23,257,207	6,604,484	(6,143,494)	(2,281,611)	23,436,586

(1)	Chad Yeftich 6/30/22 balance represents performance rights on issue on September 1, 2022, being the date of his promotion to the executive team.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers.  None of these employment agreements have termination dates.

Mr. Calaway, Executive Chairman

Mr. Calaway’s employment agreement has a fixed term of 12 months from July 1, 2023 and was established effective July 1, 2022. It provides for fixed remuneration of US$300,000. At risk STI is 60% of base salary and at risk LTI is 60% of base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Calaway on one months’ notice and by the Company on one months’ notice.

Mr. Rowe, Managing Director & Chief Executive Officer

Mr. Rowe’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$536,000. At risk STI is 75% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 100% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Rowe on six months’ notice and by the Company on six months’ notice.

Mr. Bucknell, Chief Financial Officer & Company Secretary

Mr. Bucknell’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$400,000. At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 60% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Bucknell on three months’ notice and by the Company on six months’ notice.

Mr. Coon, Vice President Human Resources

Mr. Coon’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$250,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Coon on three months’ notice and by the Company on six months’ notice.

Mr. Nagai, Vice President Commercial Sales & Marketing

Mr. Nagai’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$265,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Nagai on three months’ notice and by the Company on six months’ notice.

Mr. Weaver, Senior Vice President of Engineering & Operations

Mr. Weaver’s employment agreement has an open term and was established effective July 1, 2019.  It provides for fixed remuneration of US$305,000.  At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 70% of the base salary.  The split of LTI performance-based vs time based is 60% to 40%.  The agreement can be terminated by Mr. Weaver on three months’ notice and by the Company on six months’ notice.

Mr. Yeftich, Corporate Development & External Affairs

Mr. Yeftich’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$270,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 50% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Yeftich on three months’ notice and by the Company on six months’ notice.

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

In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer.  In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office.  Such Directors are entitled to submit for re-election.

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

The current membership of the Audit and Risk Committee is:

•	Stephen Gardiner (Chairman, independent, non-executive director – Appointed August 25, 2022);

•	Margaret R. Walker (independent, non-executive director); and

•	Alan Davies (independent, non-executive director).

Stephen Gardiner served as chairman of the Audit and Risk Committee during Fiscal 2023.

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

The current membership of the Nomination and Remuneration Committee is:

•	Alan Davies (Chairman, independent, non-executive director);

•	Rose McKinney-James (independent, non-executive director); and

•	Stephen Gardiner (independent, non-executive director – appointed August 25, 2022).

Stephen Gardiner served as a member of the Nomination and Remuneration Committee during Fiscal 2023.

Project Execution Committee

The current membership of the Project Execution Committee is:

•	Margaret R. Walker (Chairman, independent, non-executive director);

•	Alan Davies (independent, non-executive director); and

•	Bernard Rowe (managing director and CEO).

Environmental, Sustainability and Governance Committee

The current membership of the Environmental, Sustainability and Governance Committee is:

•	Rose McKinney-James (Chairman, independent, non-executive director); and

•	James D. Calaway (executive director).

D.	Employees

As of June 30, 2023, we had 29 employees and 8 employee contractors based in five different countries, as shown in the chart below.

	United States	Australia	Canada	Netherlands	Singapore
Employees	24	3	1	0	1
Employee Contractors	4	1	0	1	2

The workforce is non-unionized.

As of June 30, 2022, we had 24 employees and 8 employee contractors.

E.	Share Ownership

The following table lists as of September 30, 2023, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 2,109,412,789 ordinary shares outstanding as of September 30, 2023. For any shareholder holding options or performance rights that are currently exercisable or exercisable within 60 days of September 30, 2023, beneficial ownership is calculated based on 2,109,412,789 ordinary shares outstanding as of September 30, 2023 plus any options or performance rights currently exercisable or exercisable within 60 days of September 30, 2023 held by such shareholder.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
James D. Calaway(2)	57,443,934	2.723%
Bernard Rowe(3)	67,112,580	3.182%
Stephen Gardiner	5,078,838	0.241%
Alan Davies(4)	71,449	0.003%
Rose McKinney-James	117,856	0.006%
Margaret R. Walker	197,856	0.009%
Ian Bucknell	4,028,649	0.191%
Ken Coon	1,778,062	0.084%
Yoshio Nagai	2,187,213	0.104%
Matt Weaver	5,110.227	0.242%
Chad Yeftich	1,600,257	0.076%
Officers and directors as a group (11 persons)	144,726,921	6.861%

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2023. As of September 30, 2023, the number of options and performance rights beneficially owned by each of our directors, our chief executive officer and other members of our senior management, currently exercisable or exercisable within 60 days of September 30, 2023 is 2,407,404.

(2)
56,333,076 ordinary shares are held of record by Lithium Investors Americas LLC, an entity controlled by Mr. Calaway. 1,010,830 options (currently exercisable), and 100,028 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Calaway.

(3)
36,690,902 ordinary shares and 400,000 American Depositary Receipts are held of record by Mopti Pty Limited, an entity controlled by Mr. Rowe. 5,826,182 ordinary shares are held of record by Mopti Management Pty Limited, an entity controlled by Mr. Rowe. 8,595,496 ordinary shares and are held of record in the name of Mr. Rowe.

(4)
1,300,854 ordinary shares are held of record by Diversa Trustees Limited as trustee for HUB24 Super Fund, an entity controlled by Mr. Davies. 2,695,705 ordinary shares, 1,010,830 options (currently exercisable), and 71,449 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Davies

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of September 30, 2023, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of September 30, 2023. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of September 30, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 2,109,412,789 ordinary shares issued and outstanding as at September 30, 2023. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Centaurus Capital LP(1)	282,411,108	13.4%
Sibanye-Stillwater(2)	145,862,742	6.9%

(1)
John D. Arnold is the natural person with ultimate voting or investment control over Centaurus Capital LP and thus indirectly controls voting with regard to shares of ioneer owned by Centaurus Capital LP.  The address of Centaurus Capital LP is 1717 West Loop South, Suite 1800 Houston, TX 77027.

(2)
As a publicly traded entity, Sibanye-Stillwater has a board of directors, a chief executive officer and a chief financial officer, as well as other individuals, who have significant and material input into investments made by Sibanye-Stillwater.

Record Holders

As of August 31, 2023, we had 2,109,412,789 ordinary shares outstanding. Based on information known to us, as of August 31, 2023, 586,157,300 (27.8%) of our ordinary shares were being held in the United States by 92 holders and 596,933,633 (28.3%) of our ordinary shares were being held in Australia by 214 holders. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2021, other than employment and “Compensation”, matters described under “Executive Compensation”, there have been no transactions or loans between us and:

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

Dividends

We have not declared any dividends during fiscal 2023, 2022 or 2021 and do not anticipate that we will do so in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the development of our business.  Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

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

On October 25, 2023, the closing price of our ordinary shares as traded on the ASX was A$0.15 per ordinary share.  Our ADSs are listed on Nasdaq under the symbol “IONR”.

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

As at May 31, 2023, the prescribed threshold applicable to the majority of non-land investments is A$310 million though a higher threshold of A$1.339 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore, Hong Kong, Peru, Chile, United Kingdom, Canada, Mexico, Malaysia and Vietnam unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2023, the Company did not have any interests in Australian land and hence is not an Australian land corporation.  However, the Company’s gross assets were valued above A$289 million.  Accordingly, an investor in the Company would currently be subject to the mandatory notification regime if they are a foreign government investor making a direct investment in the Company or a private foreign person that acquires a substantial interest in the Company’s shares.  Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

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

Because we did not have active business income in the taxable year ended June 30, 2023, we believe we were a PFIC in tax year 2023, and, because we do not expect to begin active business operations in the current taxable year ending June 30, 2024, we expect to be a PFIC in tax year 2024. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of the ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for the taxable year ending June 30, 2024. Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty. Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. You should consult your own tax advisor regarding our PFIC status.

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

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2023 and expect to be a PFIC in our taxable year ending June 30, 2024. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a PFIC.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to the ADSs or ordinary shares.

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

The availability of the foreign tax credit and the application of the limitations on its availability are fact-specific and are subject to complex rules.  You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction.  See “—Certain Australian Income Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable years 2023 and 2024).

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we intend to submit such annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2023, 2022 and 2021, we had US$52.7 million, US$94.2 million, and US$62.5 million, respectively, of cash and short-term deposits. We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

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

Registration or transfer fees Expenses of the depositary
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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2023.  Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Management’s Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2023, our internal control over financial reporting was effective.

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

Changes in Internal Control over Financial Reporting

During fiscal 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Services Rendered	Fiscal 2022	Fiscal 2023
Audit Fees	US$114,053	US$148,363
Audit Related Fees	US$133,588	US$17,811
Tax Fees	US$-	US$-
All Other Fees	US$4,905	US$561
Total	US$252,546	US$166,735

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

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2023.

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

•
We rely on an exemption from the requirement that our nomination and remuneration committee be independent as defined by Nasdaq.  We instead maintain the independence of such a committee in compliance with the ASX Corporate Governance Principles and Recommendations.

•
We rely on an exemption from the requirement prescribed by Nasdaq that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of controls or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans.  Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12 month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12 month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties, certain substantial shareholders and their respective associates (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.  Due to differences between Australian law and rules and Nasdaq shareholder approval requirements, we have claimed this exemption.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable because we do not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ioneer Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ioneer Limited

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of ioneer Limited and its subsidiaries (the Company) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its presentation currency from Australian dollars to United States dollars from July 1, 2022. Our opinion is not modified with respect to this matter.

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

October 27, 2023

Consolidated statement of profit or loss and other comprehensive income
For the years ended June 30 2023, 2022 and 2021

		2023	2022	2021
			Restated	Restated
	Note	US$'000	US$'000	US$'000
Exploration expenditure written off	2.2	(45)	(17)	(34)
Employee benefits expensed	7.1	(5,967)	(5,056)	(4,429)
Other expenses	2.3	(3,684)	(6,899)	(2,217)
Loss from operating activities		(9,696)	(11,972)	(6,680)
Finance income	2.4	3,321	3,486	218
Finance costs	2.4	(16)	(17)	(7,580)
Net finance income / (costs)	2.4	3,305	3,469	(7,362)
Loss before tax		(6,391)	(8,503)	(14,042)
Income tax expense	3.1	-	-	-
Loss for the year		(6,391)	(8,503)	(14,042)
Loss attributable to equity holders of the company		(6,391)	(8,503)	(14,042)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation difference on foreign operations		(2,523)	(9,361)	(1,786)
Other comprehensive income/(loss) (net of tax)		(2,523)	(9,361)	(1,786)
Total comprehensive profit / (loss) for the year		(8,914)	(17,864)	(15,828)
Total comprehensive income / (loss) attributable to the owners of the company		(8,914)	(17,864)	(15,828)

		2023	2022	2021
			Restated	Restated
Earnings per share		Cents	Cents	Cents
Basic loss per ordinary share	2.5	(0.30)	(0.42)	(0.80)
Diluted loss per ordinary share	2.5	(0.30)	(0.42)	(0.80)

The consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
As at June 30 2023, 2022 and 2021

		2023	2022	2021
			Restated	Restated
	Note	US$'000	US$'000	US$'000
Current assets
Cash assets	4.1	52,709	94,177	62,475
Receivables	4.2	353	141	253
Total current assets		53,062	94,318	62,728

Non-current assets
Receivables	4.2	307	195	200
Plant and equipment	4.3	522	-	2
Right of use asset	4.4	202	245	232
Exploration and evaluation expenditure	4.5	152,226	118,487	85,988
Total non-current assets		153,257	118,927	86,422
Total assets		206,319	213,245	149,150

Current liabilities
Payables	4.6	8,340	8,794	4,969
Lease liabilities	4.6	134	168	188
Provisions	4.7	368	497	256
Total current liabilities		8,842	9,459	5,413

Non-current liabilities
Lease liabilities - non-current	4.6	78	87	59
Total Non-current liabilities		78	87	59
Total liabilities		8,920	9,546	5,472
Net assets		197,399	203,699	143,678

Equity
Contributed equity	5.1	255,364	254,273	174,390
Reserves	5.2	(5,438)	(4,438)	6,921
Accumulated losses		(52,527)	(46,136)	(37,633)
Total equity		197,399	203,699	143,678

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the years ended June 30 2023, 2022 and 2021

		Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	Note	US$'000	US$'000	US$'000	US$'000	US$'000

As at July 1 2022 (Restated)		254,273	(10,193)	5,755	(46,136)	203,699
Loss for the year ended June 30 2023		-	-	-	(6,391)	(6,391)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(2,523)	-	-	(2,523)
Total other comprehensive income		-	(2,523)	-	-	(2,523)
Total comprehensive income for the year		-	(2,523)	-	(6,391)	(8,914)
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	2,626	-	2,626
Fair value of performance rights vested	5.2	1,103	-	(1,103)	-	-
Share issue costs	5.1	(12)	-	-	-	(12)
As at June 30 2023		255,364	(12,716)	7,278	(52,527)	197,399

As at July 1 2021 (Restated)		174,390	(832)	7,753	(37,633)	143,678
Loss for the year ended June 30 2022		-	-	-	(8,503)	(8,503)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(9,361)	-	-	(9,361)
Total other comprehensive income		-	(9,361)	-	-	(9,361)
Total comprehensive income for the year		-	(9,361)	-	(8,503)	(17,864)
Issue of share capital
Ordinary shares cash	5.1	71,793	-	-	-	71,793
Ordinary shares non-cash	5.1	-	-	-	-	-
Proceeds from unlisted options exercised	5.1	5,689	-	-	-	5,689
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	2,331	-	2,331
Fair value of unlisted options exercised	5.2	3,317	-	(3,317)	-	-
Fair value of performance rights vested	5.2	1,012	-	(1,012)	-	-
Share issue costs	5.1	(1,928)	-	-	-	(1,928)
As at June 30 2022 (Restated)		254,273	(10,193)	5,755	(46,136)	203,699

As at July 1 2020 (Restated)		114,927	954	6,255	(23,591)	98,545
Loss for the year ended June 30 2021		-	-	-	(14,042)	(14,042)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(1,786)	-	-	(1,786)
Total other comprehensive income		-	(1,786)	-	-	(1,786)
Total comprehensive income for the year		-	(1,786)	-	(14,042)	(15,828)
Issue of share capital
Ordinary shares cash	5.1	61,472	-	-	-	61,472
Proceeds from unlisted options exercised	5.1	272	-	-	-	272
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	1,917	-	1,917
Fair value of performance rights vested	5.2	419	-	(419)	-	-
Share issue costs	5.1	(2,700)	-	-	-	(2,700)
As at June 30 2021 (Restated)		174,390	(832)	7,753	(37,633)	143,678

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cashflows
For the years ended June 30 2023, 2022 and 2021

		2023	2022	2021
			Restated	Restated
	Note	US$'000	US$'000	US$'000
Cash flows from operating activities
Payment to suppliers and employees		(8,069)	(9,345)	(4,848)
Net cash flows used in operating activities (inclusive of GST)	4.1	(8,069)	(9,345)	(4,848)

Cash flows from investing activities
Expenditure on mining exploration and evaluation		(33,333)	(28,436)	(17,694)
Purchase of equipment	4.3	(601)	-	(5)
Interest received		1,462	49	29
Net cash flows used in investing activities		(32,472)	(28,387)	(17,670)

Cash flows from financing activities
Proceeds from the issue of shares	5.1	-	71,793	61,472
Proceeds from exercise of options	5.1	-	5,689	-
Equity raising expenses	5.1	(12)	(1,928)	(2,700)
Payments of lease liability		(213)	(162)	(79)
Net cash flows received / (used in) financing activities		(225)	75,392	58,693
Net increase / (decrease) in cash held		(40,766)	37,660	36,175

Cash at the beginning of the financial year		94,177	62,475	26,264
Effect of exchange rate fluctuations on balances of cash held in USD		(702)	(5,958)	36
Closing cash carried forward	4.1	52,709	94,177	62,475

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021

Section 1.	Basis of preparation

INTRODUCTION - What’s New in this Report

Change in presentation currency

The Group changed its presentation currency from Australian dollars (AUD) to United States dollars (USD) from 1 July 2022.  With the exception of the parent entity, all of the Group’s entities utilise USD as their functional currency and the major asset of the Group is capitalised exploration and evaluation expenditure relating to the Rhyolite Ridge Lithium-Boron Project located in Western Nevada, USA. As a result, the Group has historically experienced volatility in its financial position and performance as a result of volatility in the applicable AUD:USD exchange rate each period. As the Group plans to raise debt funding denominated in USD and aims to develop and operate the Rhyolite Ridge Project, which would earn revenues and incur expenses almost entirely in USD, the volatility in the consolidated position and performance could significantly worsen due to movements in the AUD:USD foreign exchange rate in the future. In order to reduce this presentation currency translation volatility and provide more comparative financial reporting against US based peer companies, the Board determined with effect from 1 July 2022, that Ioneer will present its consolidated results in US dollars.

The change in presentation currency is accounted for retrospectively under IASB 108 Accounting Policies, Changes in Accounting Estimates and Errors (“IASB 108”).  The comparative balances in the consolidated statement of financial position have been presented showing the impact of the change in presentation currency on the 30 June 2022 and 30 June 2021 respectively and the consolidated statement of profit and loss and other comprehensive income has been presented showing the impact of the change in presentation currency for the years ending on 30 June 2022 and 30 June 2021.

Accordingly, to satisfy the requirement of IASB 21 The Effects of Changes in Foreign Exchange Rates, the reported results have been translated from AUD to USD using the following procedures:

•	Assets and liabilities denominated in non-USD currencies were translated into USD at the closing rates of exchange on the relevant balance sheet date;
•	Income and expenses whose functional currency was other than USD were translated into USD at the relevant proxy of daily rates of exchange;
•	Share capital was translated at the historic rates prevailing on the date of each transaction;
•	Movements in other reserves were translated into USD at the relevant average rates of exchange; and,
•	Any exchange differences arising from the above procedures are recorded in other comprehensive income.

1.1.	Reporting entity

The financial report of ioneer Ltd for the year ended 30 June 2023 was authorised for issue in accordance with a resolution of the Directors on September 20, 2023.

ioneer Ltd is a for profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code “INR” and on Nasdaq under ticker code “IONR”.  The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.

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

•
These financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ('IASB'), including new or amended accounting standards effective for reporting periods beginning July 1 2022.

•	Unless otherwise stated, the accounting policies disclosed have been consistently applied.
•	The financial report has been prepared on a historical cost basis.
•	The financial statements have been presented in US dollars which is the Groups presentation currency.
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

The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2023.  The Group’s assessment of the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

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
For the years ended June 30 2023, 2022 and 2021
1.4.	Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company.  Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its operations.  The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date that control ceases.  With the exception of the wind up of three Canadian entities during the financial year there has been no change in the control of any subsidiaries during the financial period.  All subsidiaries are 100% owned by the Company (2022: 100%).

Transactions eliminated on consolidation

All inter-company balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

Accounting policies

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

1.5	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.  An asset is current when it is:
-	Expected to be realised or intended to be sold or consumed in the normal operating cycle
-	Held primarily for the purpose of trading
-	Expected to be realised within twelve months after the reporting period
Or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:
-	It is expected to be settled in the normal operating cycle
-	It is held primarily for the purpose of trading
-	It is due to be settled within twelve months after reporting period
Or
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

1.6.	Critical accounting estimates and judgements

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
1.7.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates.

The functional currency of the entities in the Group is predominantly US Dollars, with the exception of ioneer Limited, which has a functional currency of Australian Dollars.

The consolidated financial statements are presented in United States dollars. The Group changed its presentation currency to United States Dollars in FY2023.

Transactions and balances

Foreign currency transactions are translated at the foreign exchange rate at the date of the transaction.  Monetary assets and liabilities denominated in a foreign currency at the end of the reporting period are translated at the year-end exchange rate. Exchange differences arising on the translation of monetary items are recognized in the statement of profit or loss.

Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Exchange differences arising on the translation of non-monetary items are recognized directly in other comprehensive income to the extent that the underlying gain or loss is recognized in other comprehensive income; otherwise, the exchange difference is recognized in profit or loss.

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

North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
Segment information provided to the CODM:

Segment information	North America			Australia			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Exploration expenditure - non core	(45)	(17)	(34)	-	-	-	(45)	(17)	(34)
Other income / (expenses)	(1,356)	(2,870)	(1,564)	(2,328)	(4,029)	(653)	(3,684)	(6,899)	(2,217)
Reportable segment profit / (loss)	(1,401)	(2,887)	(1,598)	(2,328)	(4,029)	(653)	(3,729)	(6,916)	(2,251)
Employee benefits and other expenses	(2,043)	(1,379)	(3,472)	(3,924)	(3,677)	(957)	(5,967)	(5,056)	(4,429)
Net financing income / (expense)	(25)	3	1,232	3,330	3,466	(8,595)	3,305	3,469	(7,362)
Net loss before income tax	(3,469)	(4,263)	(3,838)	(2,922)	(4,240)	(10,205)	(6,391)	(8,503)	(14,042)

Segment assets
Exploration assets	152,226	118,487	85,988	-	-	-	152,226	118,487	85,988
Other assets	5,258	6,158	13,547	48,835	88,600	49,615	54,093	94,758	63,162
Total assets	157,484	124,645	99,535	48,835	88,600	49,615	206,319	213,245	149,150
Segment liabilities
Payables	7,547	8,146	4,403	927	816	754	8,474	8,962	5,157
Provisions	167	331	162	201	166	94	368	497	256
Total current liabilities	7,714	8,477	4,565	1,128	982	848	8,842	9,459	5,413
Payables	78	87	-	-	-	59	78	87	59
Total non-current liabilities	78	87	-	-	-	59	78	87	59
Total liabilities	7,792	8,564	4,565	1,128	982	907	8,920	9,546	5,472
Net assets	149,692	116,081	94,970	47,707	87,618	48,708	197,399	203,699	143,678

Major customers

The Company has no major customers and nil revenues (2022 and 2021: nil).

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
06/30/2023	06/30/2022	06/30/2021
$’000	$’000	$’000

2.2.	Impairment write-off

Exploration expenditure written off	(45)	(17)	(34)
Total impairment	(45)	(17)	(34)

2.3.	Other expenses

General and administrative expenses	2,751	3,319	1,524
Consulting and professional costs	881	3,407	517
Depreciation and amortization	52	173	176
Total other expenses	3,684	6,899	2,217

2.4.	Net finance costs

Interest income from external providers	1,484	61	175
Other revenue	26	50	43
Net foreign exchange gain	1,811	3,375	-
Finance income	3,321	3,486	218

Bank charges	(6)	(12)	(15)
Net foreign exchange loss	-	-	(7,555)
Lease interest	(10)	(5)	(10)
Finance costs	(16)	(17)	(7,580)
Net finance income / (costs)	3,305	3,469	(7,362)

Interest income is recorded at the effective interest rate applicable to the financial instrument. Interest is recognized as it accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
2.5.	Earnings per share

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000

Earnings used in calculating earnings per share
Basic and diluted loss	(6,391)	(8,503)	(14,042)

Weighted average number of ordinary shares used as the denominator	Number	Number	Number

Issued ordinary shares - opening balance	2,091,299,420	1,896,676,204	1,680,202,466
Effect of shares issued	6,894,635	117,750,170	69,056,018

Weighted average number of ordinary shares	2,098,194,055	2,014,426,374	1,749,258,484

Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares at 30 June for basic EPS	2,098,194,055	2,014,426,374	1,749,258,484
Effect of dilution from options and rights on issue	-	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,098,194,055	2,014,426,374	1,749,258,484

	Cents	Cents	Cents
Basic loss per share attributable to the ordinary equity holders of the company	(0.30)	(0.42)	(0.80)
Diluted loss per share attributable to the ordinary equity holders of the company	(0.30)	(0.42)	(0.80)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of dilution from options and rights on issue in the financial year would be 35,840,492 (2022: 35,597,029 and 2021: 76,171,508). The impact the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
Section 3.	Taxation

3.1.	Taxation

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000 [1]
Tax expense comprises:
Income tax
Current tax benefit / (expense)	-	-	-
Tax expense related to movements in deferred tax balances	-	-	-
Total tax (expense) / benefit	-	-	-
Numerical reconciliation between tax (expense) / benefit and pre-tax net result:
Loss before tax	(6,391)	(8,503)	(14,042)
Prima facie taxation benefit at 30%	(1,917)	(2,551)	(4,213)
Decrease / (increase) in income tax benefit due to:
Non-deductible expenses	1,337	964	822
Foreign exchange and other translation adjustments	(586)	(652)	943
Additional tax deductible expenditure	(166)	(131)	(54)
Unrecognised tax losses relating to current year	1,181	2,528	2,321
Adjustments for prior years	151	(158)	181
Income tax (expense) / benefit	-	-	-

No provision for income tax is considered necessary in respect of the Company for the year ended June 30, 2023. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes.  The Group has estimated tax loss positions across the group as follows:

Deferred Tax
Deferred tax relates to the following:
	06/30/2023	06/30/2022
	$’000	$’000
Deferred tax relates to the following
Foreign exchange gain/loss	(1,238)	(652)
Losses available for offsetting against future taxable income	1,238	652
Net deferred tax asset	-	-

The Group has tax losses for which no deferred tax asset has been recognized on the Statement of Financial Position that amounted to $29.2 million (2022: $27.4m).

GDC: Can we lose this column? BCW did not go back and work up the STI in US$ for 2021.  Suggests it would be easiest to lose this column, as it is not a simple translation exercise.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
	Jurisdiction 06/30/2023
	Australia	USA	Canada
	AUD$'000	US$'000	CAD$'000
Non-recognized tax losses - revenue
Balance at the beginning of the period	21,144	11,830	219
Movement during the period	(944)	3,725	37
Balance at the end of the period	20,200	15,555	256

	AUD$'000	US$'000	CAD$'000
Non-recognized tax losses - capital
Balance at the beginning of the period	7,307	-	-
Movement during the period	-	-	-
Balance at the end of the period	7,307	-	-
Total revenue and capital losses not recognized	27,507	15,555	256

These amounts will only be obtained if:

•	the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be recognized,
•	the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law, and
•
no changes in tax legislation adversely affect the Company and Controlled Entities in recognizing the benefit from the deductions for the losses, i.e. current tax legislation permits carried forward tax losses to be carried forward indefinitely.

The group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.

Section 4.	Invested and working capital

4.1.	Cash assets

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000

Cash at bank	16,238	69,150	62,475
Short term deposits	36,471	25,027	-
Total cash assets	52,709	94,177	62,475
Cash flow reconciliation
Reconciliation of net cash outflow from operating activities to operating loss after tax
Loss for the period	(6,391)	(8,503)	(14,042)
Adjustments to reconcile profit to net cash flows:
Depreciation	52	173	176
Exploration expenditure written-off	45	17	34
Share-based payments	1,378	1,456	1,536
Net foreign exchange differences - unrealized	(1,811)	(3,392)	7,346
Interest income	(1,484)	(61)	(29)
Interest expense	9	5	3
Change in assets and liabilities during the financial year:
Decrease / (Increase) in trade and other receivables	(87)	141	(232)
(Decrease) / increase in provisions and employee benefits	(130)	241	-
Increase in accounts payable	350	578	360
Net cash used in operating activities	(8,069)	(9,345)	(4,848)

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
4.2.	Receivables

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000
Current
Interest receivable	-	11	-
Other debtors	246	101	5
Prepayments	107	29	248
Total current trade and other receivables	353	141	253

Non-current
Other debtors	307	195	200
Total non-current trade and other receivables	307	195	200

Total current and non-current trade and other receivables	660	336	453

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment. Impairment losses are recognized in the profit and loss.

4.3.	Plant and equipment

Plant and equipment - at cost	629	56	63
Less accumulated depreciation	(107)	(56)	(61)
Total plant and equipment	522	-	2

Reconciliation of the movement
Opening balance	-	2	7
Additions	601	3	5
Disposals	(27)
Depreciation expense	(52)	(5)	(10)
Closing balance	522	-	2

Tangible plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.

An item of plant and equipment is derecognized upon disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of comprehensive income in the period the item is derecognized.

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
4.4.	Right of Use Asset

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000
Premises - at cost	356	352	349
Less accumulated amortization	(154)	(107)	(117)
Total Right of Use Asset	202	245	232

Reconciliation of the movement
Opening balance	245	232	221
Additions	161	194	173
Disposals	-	-	(133)
Amortization expense	(206)	(169)	(34)
Foreign exchange translation difference	2	(12)	5
Closing balance	202	245	232

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

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

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicator of impairment has been identified as at June 30 2023.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000

Exploration and evaluation expenditure	152,226	118,487	85,988
Reconciliation of movement
Opening balance	118,487	85,988	65,078
Additions - Rhyolite Ridge	33,579	32,049	20,905
Exploration expenditure - non core	205	467	39
Exploration expenditure - written off	(45)	(17)	(34)
Carrying amount at the end of the financial year	152,226	118,487	85,988

The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above.  The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value. Amortization, in respect of the relevant area of interest, is not charged until a mining operation has commenced.

All exploration and evaluation costs carried forward relate in large part to the Rhyolite Ridge Lithium–Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company has been fully impaired where applicable.

4.6.	Payables

Current
Trade creditors and other payables	6,805	7,878	4,065
Accrued expenses	1,535	916	904
Lease Liabilities	134	168	188
Total current payables	8,474	8,962	5,157

Non-current
Lease Liabilities	78	87	59
Total non-current payables	78	87	59
Total current and non-current payables	8,552	9,049	5,216

All financial liabilities are recognized initially at fair value net of directly attributable transaction costs.

After initial measurement, financial liabilities are subsequently measured at amortized cost.  Current payables, other than lease liabilities, due to their short-term nature are measured at amortized cost and are not discounted.

The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms.  The carrying amounts approximate fair value.

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in - substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
4.7.	Provisions

Employee entitlements

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000

Current
Provision for employee benefits	368	497	256
Total provisions	368	497	256

Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.

Section 5.	Capital structure

5.1.	Share capital

Ordinary shares

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000

2,098,818,267 (2022: 2,091,299,420) ordinary shares, fully paid	255,364	254,273	174,390

	Year ended 06/30/2023	Year ended 06/30/2022	Year ended 06/30/2021	Year ended 06/30/2023	Year ended 06/30/2022	Year ended 06/30/2021
	Number	Number	Number	$’000	$’000	$’000
Reconciliation of movement:
Balance at the beginning of the financial year	2,091,299,420	1,896,676,204	1,680,202,466	254,273	174,390	114,927
Ordinary shares	-	145,862,742	210,526,316	-	71,793	61,472
Ordinary shares non-cash	-	-	2,766,272	-	-	272
Exercise of unlisted options (1)	-	40,500,000	-	-	9,006	-
Performance rights vested (2)	7,518,847	8,260,474	3,181,150	1,103	1,012	419
Share issue costs	-	-	-	(12)	(1,928)	(2,700)
Balance at the end of the financial period	2,098,818,267	2,091,299,420	1,896,676,204	255,364	254,273	174,390

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2023 the Company issued:
•	7,518,847 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.

During the year ended 30 June 2022 the Company issued:
•	145,862,742 shares as a consequence of a share placement in October 2021;
•	8,260,474 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan; and
•	40,500,000 shares as a consequence of Options exercised under the Share Options Plan.

Share schemes

The Company has two share schemes in operation:
•	The Share Option Plan; and
•	The Equity Incentive Plan.

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

Share options

Movement in options on issue for the year ended June 30, 2023
	Grant	Vesting	Expiry	FV per option at grant date	Exercise price	Opening balance				Closing balance
	date	date	date	$	$		Issued	Exercised	Transferred
NED's(1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
Ex-NED's (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
NED's(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
Ex-NED's (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
NED's(1)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	(326,323)	652,646
Ex-NED's (2)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	326,323	978,969
Movement for the year ended June 30 2023						4,369,643	-	-	-	4,369,643

Movement in options on issue for the year ended June 30, 2022
	Grant	Vesting	Expiry	FV per option at grant date	Exercise price	Opening balance				Closing balance
	date	date	date	$	$		Issued	Exercised	Expired
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.122	0.150	16,000,000	-	(16,000,000)	-	-
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.113	0.200	12,000,000	-	(12,000,000)	-	-
NED's(1)	13-Apr-17	13-Apr-17	13-Apr-22	0.106	0.250	12,000,000	-	(12,000,000)	-	-
NED's(1)	13-Apr-17	23-May-18	23-May-22	0.063	0.200	200,000	-	(200,000)	-	-
Ex-NED's (2)	13-Apr-17	23-May-18	23-May-22	0.063	0.200	200,000	-	-	(200,000)	-
NED's(1)	13-Apr-17	23-May-19	23-May-22	0.088	0.200	200,000	-	(200,000)	-	-
Ex-NED's (2)	13-Apr-17	23-May-19	23-May-22	0.088	0.200	200,000	-	-	(200,000)	-
NED's(1)	13-Apr-17	23-May-20	23-May-22	0.105	0.200	100,000	-	(100,000)	-	-
Ex-NED's (2)	13-Apr-17	23-May-20	23-May-22	0.105	0.200	100,000	-	-	(100,000)	-
NED's (1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
Ex-NED's (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-	715,420
NED's(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
Ex-NED's (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
NED's(1)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	-	978,969
Ex-NED's (2)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	-	652,646
Movement for the year ended June 30 2022						45,369,643	-	(40,500,000)	(500,000)	4,369,643

(1)	NED’s refers to Non-executive directors.
(2)	Ex-NED’s refers to former Non-executive directors.
(3)
During the financial year ended June 30, 2021 each non-executive director was granted 326,323 options under the new Equity Incentive Plan in lieu of director fees.  For further details refer to the remuneration report.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
Performance rights

Movement in performance rights on issue for the year ended 30 June 2023
Grant		Vesting	Market Value per right at grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
date		date	$	Number	Number	Number	Number	Number
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	1,659,763	-	(547,722)	(1,112,041)	-
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	1,106,509	-	(1,106,509)	-	-
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	1,676,363	-	(553,200)	(1,123,163)	-
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434	-	(1,125,434)	-	-
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145	-	(956,145)	-	-
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457	-	(169,457)	-	-
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156	-	(256,156)	-	-
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120	-	(741,120)	-	-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000	-	(280,000)	-	-
Special award	30-Jun-20	30-Jun-23	0.1300	200,000	-	(200,000)	-	-
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774	-	-	-	2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516	-	-	-	1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,527,255	-	-	-	1,527,255
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,170,190	-	-	-	2,170,190
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025	-	-	-	3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016	-	-	-	2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	-	-	226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000	-	-	-	600,000
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	679,146	-	-	-	679,146
2021 cash bonus conversion -KMP	01-Jul-21	01-Jul-22	0.3300	909,173	-	(909,173)	-	-
2021 cash bonus conversion - staff	01-Jul-21	01-Jul-22	0.3300	469,740	-	(469,740)	-	-
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	605,125	-	-	-	605,125
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	1,028,040	-	-	-	1,028,040
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
2021 LTI time based - directors	05-Nov-21	05-Nov-22	0.7900	250,598	-	(204,191)	(46,407)	-
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI – performance based - KMP	01-Jul-22	01-Jul-25	0.4528	-	1,392,806	-	-	1,392,806
2022 LTI - timebased – KMP	01-Jul-22	01-Jul-25	0.4250	-	928,538	-	-	928,538
Retention on employment – staff	01-Jul-22	01-Jul-25	0.4250	-	157,000	-	(122,000)	35,000
2022 Cash Bonus conversion – KMP	01-Jul-22	01-Jul-23	0.4250	-	1,207,370	-	-	1,207,370
2022 Cash Bonus conversion– staff	01-Jul-22	01-Jul-23	0.4250	-	929,307	-	-	929,307
2022 LTI – timebased – staff	22-Aug-22	01-Jul-25	0.6800	-	200,000	-	-	200,000
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	-	200,000	-	-	200,000
2022 LTI – performance based – staff	01-Sep-22	01-Jul-25	0.6128	-	59,905	-	-	59,905
2022 LTI – timebased – staff	01-Sep-22	01-Jul-25	0.6500	-	179,715	-	-	179,715
2022 LTI – performance based - staff	05-Sep-22	01-Jul-25	0.6448	-	306,987	-	-	306,987
2022 LTI – timebased – staff	05-Sep-22	01-Jul-25	0.6150	-	204,658	-	-	204,658
2022 LTI – performance based – staff	05-Sep-22	01-Jul-25	0.5780	-	681,095	-	-	681,095
2022 LTI – timebased – staff	05-Sep-22	01-Jul-25	0.6150	-	1,050,312	-	-	1,050,312
2022 LTI – performance based – KMP	04-Nov-22	01-Jul-25	0.5245	-	1,249,442	-	-	1,249,442
2022 LTI timebased – KMP	04-Nov-22	01-Jul-25	0.5700	-	832,962	-	-	832,962
PR’s in lieu of directors fees	04-Nov-22	04-Nov-23	0.5700	-	385,824	-	-	385,824
Retention on employment - staff	01-Jan-23	01-Jan-26	0.3700	-	200,000		-	200,000

Movement for the year ended 30 June 2023				31,227,386	10,165,921	(7,518,847)	(2,403,611)	31,470,849

Movement in performance rights on issue for the year ended 30 June 2022
Grant		Vesting	Market Value per right at grant date	Opening balance	Issued	Exercised	Lapsed	Closing balance
date		date	$	Number	Number	Number	Number	Number
Catch-up LTIs - KMP	06-Nov-20	01-Jul-21	0.1885	2,766,272	-	(2,766,272)	-	-
2020 cash bonus conversion - KMP	01-Jul-20	01-Jul-21	0.1242	1,334,562	-	(1,334,562)	-	-
2020 cash bonus conversion - staff	01-Jul-20	01-Jul-21	0.1242	1,475,042	-	(1,475,042)	-	-
Catch-up LTIs - KMP	08-Aug-19	01-Jul-21	0.1750	1,519,208	-	(1,519,208)	-	-
Retention on employment- staff	01-Jul-19	01-Jul-21	0.1350	169,457	-	(169,457)	-	-
Retention on employment- staff	15-Jul-19	15-Jul-21	0.1850	256,156	-	(256,156)	-	-
Retention on employment - KMP (1)	08-Aug-19	14-Nov-21	0.1750	244,378	-	(244,378)	-	-
Retention on employment - KMP	08-Aug-19	14-Nov-21	0.1750	244,378	-	(244,378)	-	-
Retention on employment- staff	06-May-19	06-May-22	0.1900	251,021	-	(251,021)	-	-
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	1,659,763	-	-	-	1,659,763
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	1,106,509	-	-	-	1,106,509
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	1,676,363	-	-	-	1,676,363
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434	-	-		1,125,434
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145	-	-	-	956,145
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457	-	-		169,457
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156	-	-		256,156
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120	-	-		741,120
Retention on employment- staff	14-Oct-19	14-Oct-22	0.1835	169,699	-	(169,699)		-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000	-	-	-	280,000
Special award	30-Jun-20	30-Jun-23	0.1300	200,000	-	-	-	200,000
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774	-	-	-	2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516	-	-	-	1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,588,715	-	-	(61,460)	1,527,255
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,354,570	-	-	(184,380)	2,170,190
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025	-	-	-	3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016	-	-	-	2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	-	-	226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000	-	-	-	600,000
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	-	1,458,852	-	-	1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	-	972,569	-	-	972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	-	679,146	-	-	679,146
2021 cash bonus conversion - KMP	01-Jul-21	01-Jul-22	0.3300	-	909,173	-	-	909,173
2021 cash bonus conversion - staff	01-Jul-21	01-Jul-22	0.3300	-	469,740	-	-	469,740
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	-	627,854	-	(22,729)	605,125
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	-	1,096,228	-	(68,188)	1,028,040
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	-	1,567,975	-	-	1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	-	1,045,316	-	-	1,045,316
2021 LTI time based - directors	05-Nov-21	05-Nov-22	0.7900	-	250,598	-	-	250,598
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	-	115,000	-	-	115,000
Movement for the year ended 30 June 2022				30,801,865	9,192,451	(8,260,474)	(504,456)	31,227,386
(1)	These retention on employment awards represent 50% increase in entitlement due to an administrative error.

For further details regarding the Equity Incentive Plan (2018) and the Option Plan refer to note 7.3.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
5.2.	Reserves

	06/30/2023		06/30/2022		06/30/2021
	$	’000	$	’000	$	’000

Equity compensation reserve
Balance at the beginning of period		5,755		7,753		6,255
Share based payment expensed/capitalized		2,626		2,331		1,917
Fair value of unlisted options exercised		-		(3,317)		-
Fair value of performance rights vested		(1,103)		(1,012)		(419)
Balance at the end of the financial period		7,278		5,755		7,753

Foreign currency translation reserve
Balance at the beginning of period		(10,193)		(832)		954
Foreign currency translation differences for foreign operations		(2,523)		(9,361)		(1,786)
Balance at the end of the financial period		(12,716)		(10,193)		(832)
Total reserves		(5,438)		(4,438)		6,921

The equity compensation reserve is used to recognize the value of equity settled share-based payments provided to employees, directors and consultants.  The fair value of such compensation is measured using generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of instruments granted is recognized as an expense or capitalized if appropriate over the vesting period with a corresponding increase in equity.

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

The Group measures and recognizes in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with IFRS 13 Fair value measurement.  The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:

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

The objective of the financial risk management strategy is to minimize the impact of volatility in financial markets on financial performance, cash flows and shareholder returns.  This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.

The Group does not undertake any hedging activities.

a)	Credit risk

Credit risk is the risk of sustaining a financial loss as a result of the default by a counterparty to make full and timely payments on transactions which have been executed, after allowing for setoffs which are legally enforceable.

Credit risk arises from investments in cash and cash equivalents with banks and credit exposure to customers and/or suppliers.  Receivables and cash and cash equivalents represent the Group’s maximum exposure to credit risk.

There are no trade receivables past due or impaired at the end of the reporting period (2022: Nil).

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
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

		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated – 2023
Payables	4.6	8,340	-	-	-	8,340
Lease Liabilities	4.6	138	38	43	-	219
Total		8,478	38	43	-	8,559

Consolidated – 2022
Payables	4.6	8,794	-	-	-	8,795
Lease Liabilities	4.6	168	87	-	-	255
Total		8,962	87	-	-	9,050

c)	Capital management risk

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

The Company manages its capital structure and adjusts it in light of economic conditions.  During the financial year the company undertook a capital raise through the issue of new shares. The Board believes that this capital raise secures the Company’s financial position until the ‘decision to mine’ stage of the Rhyolite Ridge Lithium-Boron Project.

d)	Market risk

The method and assumptions remain consistent with prior periods.

Foreign exchange risk
Foreign exchange risk arises from the commercial transactions and valuations of assets and liabilities that are denominated in a currency that is not the entity’s functional currency.

The Group has monetary items, including financial assets, denominated in currencies other than the functional currency of the entity.  These are primarily US$ cash and intercompany loan balances in the holding company, which has a A$ functional currency.

These items are restated to A$ equivalent at each period end, and the associated gain or loss is taken to the income statement.  The US$ equivalent of these FX balances is reported in the group income statement as the functional currency financial statements are translated to US$ reporting currency for group reporting purposes.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
The Group operates in a predominantly USD environment.  The majority of the Group’s financial position is managed and reported in US$.  There is a foreign exchange exposure where the Group holds Financial asset and liabilities in A$. These positions are summarised in the table below.

	Average rate for the year ended June 30 2023	Spot rate at the end of the reporting period 2023
Exchange rates applied during the year:
AUD / USD	0.6728	0.6651

	2023	2022
Financial instruments denominated in United States dollars	US$’000	US$’000
Financial assets
Cash	11,988	50,559
Trade and other receivables	103	86
Financial liabilities
Trade and other payables	857	720
Provisions	-	68
Lease liabilities	201	166

An increase in the AUD:USD foreign exchange rate of 10% would result in a:
•	$1,199,000 increase in A$ cash balance (30 June 2022: $5,056,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$10,000 increase in A$ receivables (30 June 2022: $9,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$86,000 increase in payables (30 June 2022: $72,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (30 June 2022: $7,000 increase) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$20,000 increase in provisions (30 June 2022: $17,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

A decrease in the AUD:USD foreign exchange rate of 10% would result in:
•	$1,199,000 decrease in A$ cash balance (30 June 2022: $5,056,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$10,000 decrease in A$ receivables (30 June 2022: $9,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$86,000 decrease in payables (30 June 2022: $72,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (30 June 2022: $7,000 decrease) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$20,000 decrease in provisions (30 June 2022: $17,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

Interest rate risk
The Company’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% will result in a $687,000 (30 June 2022 $934,000) decrease in the current year loss and an increase in interest income related to cash deposits.  A decrease of interest rates of 1% will result in a $687,000 (30 June 2022 $934,000) increase in current year loss and decrease in interest income related to cash deposits.

Commodity price risk
The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities is affected. The Company does not hedge its exposures.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021

Section 7.	Employee benefits and KMP disclosures

7.1.	Employee benefits expensed

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000
Non-Executive Director fees	401	410	368
Executive Director fees[2]	516	527	300
Employee benefits expense	3,674	2,906	2,225
Share-based payments	1,376	1,213	1,536
Total employee benefit expense	5,967	5,056	4,429

7.2.	Key management personnel disclosure

Key management personnel (KMP) comprised the following:

	06/30/2023	06/30/2022	06/30/2021
	$’000	$’000	$’000	[3]
Salary and Short-term incentive	3,709	2,951	2,597
Post-employment benefits	101	81	84
Share-based payments	1,501	1,620	1,734
Total payments to KMP	5,311	4,652	4,415

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

2 INR – Need to split out Executive Director Fees for FY21
3 INR – This data has not been calculated in USD

The cumulative expense recognized for equity-settled transactions at each reporting date reflects:

i.	the extent to which the vesting period has expired, and
ii.	the number of awards that, in the opinion of the directors of the Company, will ultimately vest.

This opinion is formed based on the best available information at balance date.   Where an equity-settled award is cancelled, the estimate is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.

Each plan is described in more detail below.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
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
For the years ended June 30 2023, 2022 and 2021
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

•	The directors may limit the total number of options which may be exercised under the plan in any year.

A summary of options and performance rights on issue is set out in note 5.1.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
Section 8.	Group structure

8.1	Controlled entities

			2023	2022	2021
Controlled entities of ioneer Ltd	Note	Country of incorporation	ownership interest	ownership interest	ownership interest
Ioneer USA Corporation		USA	100	100	100
Ioneer Minerals Corporation		USA	100	100	100
Ioneer Holdings USA Inc.		USA	100	100	100
Ioneer Holdings Nevada Inc.		USA	100	100	100
Gerlach Gold LLC		USA	100	100	100
Paradigm AZ LLC		USA	100	100	100
Ioneer Rhyolite Ridge Holdings LLC		USA	100	100	-
Ioneer Rhyolite Ridge Midco LLC		USA	100	100	-
Ioneer Rhyolite Ridge LLC		USA	100	100	-
Ioneer SLP LLC		USA	100	100	-
ioneer Canada ULC		Canada	100	100	-

Section 9.	Other disclosures

9.1	Capital and other commitments

	06/30/2023	06/30/2022
	$’000	$’000
Payable within one year
Water rights	518	208
Non-cancellable lease commitments	252	36
Exploration and evaluation expenditure commitments	170	169
Sub total	940	413
Payable after one year but not later than five years
Water rights	1,370	342
Non-cancellable lease commitments	71	29
Exploration and evaluation expenditure commitments	432	338
Sub total	1,872	709
Payable later than five years
Water rights	-	-
Non-cancellable operating lease rental commitments	-	-
Exploration and evaluation expenditure commitments	-	-
Sub total	-	-
Total commitments	2,812	1,122

Water rights

The Company has secured water rights via exclusive options to enter into long-term leases. In addition, there is an option to purchase these water rights and associated land at any time at the Company’s sole election. This is a discretionary purchase and is excluded from the commitments disclosed above.

Non-cancellable lease commitments

Included within non-cancellable lease commitments is the lease of a neighboring property to the Rhyolite Ridge Lithium-Boron Project.  The Company has entered into an option agreement to purchase this property. The cost of this discretionary purchase is excluded from the commitments disclosed above.

Notes to the Consolidated Financial Statements
For the years ended June 30 2023, 2022 and 2021
Exploration license expenditure requirements

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

There are no other known contingent liabilities as at 30 June 2023.

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

In the period since 30 June 2023 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

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

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)
2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on October 21, 2022)
4.1
Unit Purchase and Subscription Agreement, dated as of September 16, 2021, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on June 15, 2022)+

4.2	First Amendment to Unit Purchase and Subscription Agreement, dated as of October 29, 2021, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.3	Second Amendment to Unit Purchase and Subscription Agreement, dated as of March 31, 2022, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.4	Third Amendment to Unit Purchase and Subscription Agreement, dated as of June 21, 2022, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.5	Fourth Amendment to Unit Purchase and Subscription Agreement, dated as of December 27, 2022, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.6	Fifth Amendment to Unit Purchase and Subscription Agreement, dated as of January 30, 2023, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.7	Sixth Amendment to Unit Purchase and Subscription Agreement, dated as of June 23, 2023, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.8	Seventh Amendment to Unit Purchase and Subscription Agreement, dated as of September 22, 2023, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.9	Amendment to Attachments of Unit Purchase and Subscription Agreement, dated as of December 14, 2021, by and among Rhyolite Ridge Holdings LLC, ioneer Ltd and Sibanye Stillwater Limited
4.10
Mining Lease and Option to Purchase Agreement, dated June 3, 2016, by and among Boundary Peak Minerals LLC, Paradigm Minerals Arizona Corporation and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on June 15, 2022)+

4.11	Form of ioneer Ltd Employee and Consultant Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
4.12	Form of ioneer Ltd Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
8.1	List of Subsidiaries of ioneer Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Ernst & Young
15.2	Consent of Jerry DeWolfe, P.Geo.
15.3	Consent of Terry L. Kremmel, P.E.
15.4	Technical Report Summary, dated October 25, 2023
101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

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
Date: October 27, 2023