Form 20-F
period 2024-06-30
ioneer Ltd
filed 2024-10-22
CIK 1896084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2024: 2,325,614,708 ordinary shares.
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
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
Yes  ☐ No  ☐

i

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89
A.	Debt Securities.	89
B.	Warrants and rights.	89
C.	Other Securities.	89
D.	American Depositary Shares	89

PART II.		91

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

On April 30, 2020, we completed a definitive feasibility study (the “DFS”) which demonstrated that the Project can operate at scale, over a long life and with the potential to be a low-cost and globally significant producer of both lithium and boron.  Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and processing activities to become a U.S. source of lithium and boron.  As of June 30, 2024, we had invested US$187.7 million in the Rhyolite Ridge Project.

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

Under the terms of the Joint Venture, subject to certain closing conditions set forth in the agreement, Sibanye-Stillwater will contribute US$490 million to acquire a 50% interest in the Project, with ioneer operating the Project and retaining a 50% interest in the Project.  We are targeting to close the transactions encompassing the Joint Venture in the first quarter of calendar year 2025, subject to the satisfaction of the closing conditions, including us making a final investment decision (“FID”) regarding the Project. The timing of FID is contingent upon completion of joint venture approval and financing, which includes the closing of the agreement with Sibanye-Stillwater, closing of the conditional loan from the DOE Loans Programs Office, and procurement of additional funding requirements.

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

Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” are to United States dollars.  Our reporting and functional currency has traditionally been the Australian dollar, although our U.S. subsidiaries have used U.S. dollars as their reporting and functional currency.  Effective July 1, 2022, we changed our reporting currency from Australian dollars to U.S. dollars, in order to better align the reporting currency with the underlying transactions.  This annual report contains translations of certain Australian dollar amounts into U.S. dollar amounts for convenience.  Unless otherwise noted, all translations from Australian dollars to U.S. dollars in this annual report were made at A$0.6674 to US$1.00, the noon buying rate for June 30, 2024 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System.

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

Our fiscal year ends on June 30.  We designate our fiscal year by the year in which that fiscal year ends – for example, “fiscal 2024” refers to our fiscal year ended June 30, 2024.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to mineral resources is based on estimates and data included in the report dated October 25, 2023, by WSP USA Inc. (“WSP”, formerly Golder Associates Inc.) entitled “Technical Report Summary of the Rhyolite Ridge Lithium-Boron Project” (as amended, the “TRS”), which is not being filed as an exhibit to this annual report on Form 20-F because there has been no material change to the mineral resources provided in such report and therefore filing is not required pursuant to Regulation S-K, Item 1302(b)(2).

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

We estimated in April 2020 that development of the Project would require approximately US$785 million.  Since 2020 there has been considerable construction cost inflation in the global mining industry with many mining projects under development subject to material increases in capital construction costs.  Those pressures can be expected to also increase the capital cost estimate for the Rhyolite Ridge Project. In particular, we have experienced material increases in equipment, labour, fuel and logistics costs.  We are preparing an Association for the Advancement of Cost Engineering (AACE) 47 R 11 Class 2 (Class 2) capital estimate for the Rhyolite Ridge Project, with Fluor and its other service providers across their respective fields of specialty. We expect that the updated Class 2 estimate will be materially higher than the 2020 Class 3 estimate and that the Project economics that will form the basis of the FID will differ from those contained in the 2020 DFS.  We expect to fund a substantial part of the capital expenditure for the Project with proceeds of a loan from the U.S. Department of Energy (DOE) Loan Programs Office (conditional commitment of up to US$700 million), along with Sibanye Stillwater Limited’s expected US$490 million of equity contribution to secure a 50% stake in the Project, subject to all conditions precedent for the joint venture having been fulfilled or waived.  Sibanye-Stillwater’s commitment to provide its equity contributions and the DOE Loan Programs Office commitment to provide debt are subject to various conditions, including us making an FID regarding the Project, obtaining necessary project permits, and securing equity and debt financing for the Project.  A final capital estimate will not be determined until a new Class 2 engineering estimate is completed.

We continue to actively assess options to fund the Project beyond these sources of funding, including through strategic partnering, debt and equity. These measures may include revised arrangements with existing stakeholders in the Company and the Project. Project funding considerations and funding sources will be considered in any decision to approve the FID. Any shortfall in funding will be borne 50:50 by ioneer and Sibanye-Stillwater.

We cannot assure you that we will have, or will be able to raise on favorable terms or at all, sufficient cash to fully develop the Project and also to maintain adequate liquidity to satisfy future working capital requirements.  Even if the relevant conditions precedent are met and Sibanye-Stillwater makes a US$490 million equity contribution, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.  In addition, since the release of the April 2020 cost estimate, there has been considerable construction cost inflation across the global mining industry. We expect similar pressure to also increase the capital cost estimates at the Project, in particular as it relates to labor, fuel and logistics costs. If we are unable to raise additional funds through equity or debt financing, we may not have the necessary cash resources to finance our business plan.  If we are able to raise additional funds, these funds may be on less favorable terms than anticipated, which may adversely affect our future profitability and financial flexibility.

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

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to implement our business plan and strategy may be affected, and we may be required to reduce the scope of our operations and scale back our exploration, development and mining programs.  There is, however, no guarantee that we will be able to secure additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

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

We are targeting to close the transactions encompassing the Joint Venture in the first quarter of calendar year 2025.  However, the closing of such transactions is subject to various conditions precedent, including obtaining necessary project permits, executing the Sibanye-Stillwater agreement, securing adequate debt financing, and procurement of additional funding requirements to enable us to make an FID regarding the Rhyolite Ridge Project.  There can be no assurances that the Sibanye-Stillwater agreement will be executed, and we cannot guarantee that these conditions precedent will be satisfied or that the Joint Venture transactions will be consummated successfully or at all, or according to our anticipated timeline.  Our timeline has historically been delayed.  If for any reason the Joint Venture is not consummated successfully or at all, or according to our anticipated timeline, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek a new strategic partnership or other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

Additionally, on January 16, 2023, we announced the finalization of a term sheet and offer of a Conditional Commitment for a proposed loan of up to US$700 million from the DOE Loan Programs Office for financing the construction of the Rhyolite Ridge Project. The proposed loan amount remains subject to negotiation and documentation of long-form agreements and various conditions (including the receipt of a positive record of decision from the U.S. Department of Interior) and may be subsequently revised to appropriately match updated project economics upon satisfaction of several closing conditions. We cannot guarantee that these conditions precedent will be satisfied or that the loan will be consummated successfully or at all, or according to our anticipated timeline.  If for any reason the loan is not consummated successfully or at all, or according to our anticipated timeline, including due to new or changed policies implemented by the new administration in the United States, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

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

Certain key federal and other state permits are required for the Rhyolite Ridge Project to proceed.  These include air quality, water pollution control, and reclamation permits and approvals of the Company’s use of water under the water rights certificates and permits the Company holds.  Applications have been submitted for many of the necessary permits and rights.  The Company has received a Water Pollution Control Permit and Class II Air Quality Permit from the State of Nevada, but amendments are required based on the updated mine plan being considered by the BLM.  An application for the Water Pollution Control Permit was submitted in July 2024. The BLM published a final Environmental Impact Statement for the Project on September 20, 2024.   The Company expects a Record of Decision (“ROD”), in October 2024. Upon issuance of a positive ROD, activity at Rhyolite Ridge can commence.  The Company believes its applications are compliant with applicable laws and regulations and that the regulatory authorities will approve them.  There can be no assurance that all necessary approvals and permits will be obtained for either of the Company’s projects, projected timelines for agency permitting decisions will be met, or the projected costs of permitting will prove accurate.  In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could lead to administrative reconsiderations or reversals of permitting decisions.  Appeals and similar litigation processes can cause lengthy delays, with uncertain outcomes.  Such issues could impact the expected development timelines of the Company’s projects and have a material adverse effect on our business.

Endangered or threatened species protections may impact the development of the project by subjecting it to time delays, restrictions or mitigation measures.  For example, the Center for Biological Diversity petitioned both the U.S. Fish and Wildlife Services (“FWS”) and the Nevada Department of Conservation and Natural Resources (“NDCNR”) to require additional protection for Tiehm’s buckwheat, a plant found along the western margin of the Company’s Rhyolite Ridge ore deposit.  On December 14, 2022, FWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (“ESA”).  The Secretary of Interior also designated critical habitat after taking into consideration the economic impact, the impact on national security and any other relevant impacts.  Given the ESA listing of Tiehm’s buckwheat, BLM was obligated to complete an ESA Section 7 Consultation with FWS, resulting in FWS issuance of a Biological Opinion as to whether the proposed activity is likely to jeopardize the continued existence of Tiehm’s buckwheat or cause the destruction or adverse modification of any designated critical habitat for Tiehm’s buckwheat.  The ESA also authorizes FWS to propose “reasonable and prudent measures” to minimize impact on the plant, which would become conditions of BLM’s approval.  The FWS’ ESA Section 7 Biological Opinion was included in the final EIS published by BLM on September 20, 2024. The FWS concluded that the Rhyolite Ridge Project will not jeopardize the ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat. The NDCNR process is ongoing.

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

Our mineral properties consist of unpatented mining claims which are located on lands administered by the BLM.  The United States retains and manages the surface of these lands and the Company holds only possessory title to the minerals and the right to use the surface to extract and process the minerals.  Title to unpatented mining claims is subject to inherent uncertainties.  These uncertainties relate to such things as the sufficiency of the Company’s discovery of a deposit of valuable minerals as required under the Mining Law of 1872, proper location and posting and marking of boundaries, and possible conflicts with other claims which are not determinable from descriptions of record.  The Company has undertaken investigations of the unpatented mining claims that it acquired from third parties and which it located and is confident that its unpatented mining claims are compliant with federal and state laws.  Substantial mineral exploration, development and mining in the western United States occurs on unpatented mining claims, and these uncertainties are inherent in the mining industry.

The present status of our unpatented mining claims located on public lands allows us the right to mine and remove valuable minerals, including lithium and other metals, from the claims conditioned upon applicable environmental reviews and permitting programs.  We also are generally allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores.  Legal ownership of the land remains with the United States.  We remain at risk that the mining claims may be forfeited either to the United States or to rival private claimants if we fail to comply with statutory requirements, including payment of the federal annual mining claim maintenance fees which presently are US$200.00 for each unpatented mining claim.

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

We are subject to net proceeds of mineral tax payable to the State of Nevada on up to 5% of net proceeds generated from the Rhyolite Ridge Project.  Net proceeds are calculated as the excess of gross yield over certain direct costs.  Gross yield is determined as the value received when minerals are sold, exchanged for anything of value or removed from the state.  Direct costs generally include the costs to develop, extract, produce, transport and refine minerals.  From time-to-time Nevada legislators introduce bills which aim to increase the amount of net proceeds of minerals tax which Nevada mining companies pay.

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

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures and delay development timelines, and the physical effects of climate change could have an adverse effect on our operations.

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

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2024, and we expect to be a passive foreign investment company for the taxable year ending June 30, 2025, which could have adverse tax consequences for our investors.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes.  Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.  As discussed in “Taxation—Material U.S.  Federal Income Tax Considerations—Certain Tax Consequences If We Are a PFIC,” we believe that we were a PFIC for the taxable year ended June 30, 2024 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year ending June 30, 2025 because we do not expect to begin active business operations in the current taxable year.

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

•
In 2016, we acquired our initial interest in the Rhyolite Ridge Project under a Mining Lease and Option to Purchase Agreement with Boundary Peak Minerals dated June 3, 2016.  We exercised our option to purchase and acquired title to the unpatented mining claims in May 2017.

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

•	In May 2023, we announced a lithium offtake agreement with Dragonfly Energy Holdings Corp. (NASDAQ: DFLI), a Nevada-based industry leader in energy storage.

•
In October 2023, we announced a Research and Development Memorandum of Understanding with EcoPro Innovation Co Ltd, a global leader in battery grade high purity lithium hydroxide conversion. The Lithium Clay R&D project is currently excluded from the Stage 1 Project design and economics.

•	In April 2024, we announced the draft Environmental Impact Statement (DEIS) for the Project was made public by the Federal Bureau of Land Management (BLM) and was published in the Federal Register.

•
In April 2024, we announced that we had completed three separate geotechnical drilling programs (53 drill holes in total) under 2920 permits with a primary reason to collect geotechnical data. The 53 holes were drilled outside of the then Mineral Resource over an area of approximately 0.8 km2 – compared to the 3 km2 footprint of the current Resource.

•
In September 2024, the BLM published the Final Environmental Impact Statement (EIS) regarding the Rhyolite Ridge Project, which included the FWS Biological Opinion concluding the Project would not jeopardize ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat.  Publication of the Final EIS begins a 30-day statutory waiting period before a Record of Decision (ROD) can be issued.

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

Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Demonstrated potential to become a world-class lithium-boron producer

•	Definitive Feasibility Study (2020) confirms plans for a large, long life, low cost operation

•	Strategically advantageous location in a tier-one mining jurisdiction with easy access to key US and Asian markets

•	Set to produce two materials essential in a modern world and well-positioned to capitalize on expected electric vehicle demand boom

•
Completed offtake strategy for both boron and lithium production, obtained significant equity financing, subject to the satisfaction of conditions precedent, via the Strategic Partnership with Sibanye-Stillwater and US$700 million conditional loan from U.S. Department of Energy Loan Programs Office

•
Engaged top-tier mining, engineering, processing and environmental partners in Fluor, Veolia, and AtkinsRealis (previously SNC Lavalin). Approximately 70% detailed engineering has been completed on a state of the art facility

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

Development Plans

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a low-cost and globally significant producer of both lithium and boron products.  We plan to effect our business plan by:

•	Complete required permitting and zoning activities. Though we must obtain several permits, there are three key permits necessary before we can begin construction at Rhyolite Ridge, namely:

•	a Class II Air Quality Permit from the Nevada State Government (Received in June 2021; an application will be submitted to amend this permit based on an updated mine plan being considered by BLM),

•
a Water Pollution Control Permit from the Nevada State Government (Received July 2021; an application has been submitted to amend this permit based on an updated mine plan being considered by BLM); and

•	completion of an environmental review and final decision by the federal government authorizing the use of federal land under the National Environmental Policy Act (“NEPA”) – Expected in October 2024.

•	Undertake discussions with potential offtake parties for future sales of lithium and boron products.

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

•
Complete Construction at the Rhyolite Ridge Project.  We are targeting to commence construction as soon as all permitting is received, funding is in place and the Company makes an FID to construct the Project. We currently anticipate starting construction in the first half of calendar year 2025, the construction period is expected to be approximately 36 months (including the supply of long-lead items), meaning we currently expect to complete construction of the mine by calendar year 2028.

•
First production by calendar year 2028.  We are targeting to have our first production by calendar year 2028 (assuming an FID is taken in the first quarter of calendar year 2025). We anticipate a 6-month period of ramp-up of production.

•
Continue our exploration programs.  Our development of the Rhyolite Ridge Project is situated in the southern basin (the “South Basin”) and all resource and reserve estimates are for the South Basin.  Pursuant to our mine plan of operations, we intend to conduct further activities to define additional reserves and resources in the South Basin.  We are also currently undertaking technical studies to assess the additional economic potential of the northern basin of Rhyolite Ridge (the “North Basin”) and defining additional reserves and resources.

Summary Mineral Resource Data

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

Mineral Resource Estimate inclusive of Reserves (prepared pursuant to the JORC code) for Rhyolite Ridge South Basin (as of the end of the fiscal year ended June 30, 2024) Based on Prices Set Forth in Footnote 6 Below

								Contained
Stream	Group	Classification	Tonnage Ktonnes	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Stream 1 (> 5,000 ppm B)	Upper Zone B5 Unit	Measured	29,701	1,875	16,801	1.00	9.61	296	2,853
		Indicated	39,623	1,815	15,126	0.97	8.65	383	3,427
		Measured and Indicated	69,324	1,841	15,843	0.98	9.06	679	6,280
		Inferred	14,507	1,818	13,047	0.97	7.46	140	1,082
		Total	83,830	1,837	15,359	0.98	8.78	819	7,362
	Upper Zone M5 Unit	Measured	1,255	2,519	5,851	1.34	3.35	17	42
		Indicated	934	1,226	5,947	1.18	3.40	11	32
		Measured and Indicated	2,189	2,394	5,892	1.27	3.37	28	74
		Inferred	269	2,444	6,451	1.30	3.69	3	10
		Total	2,458	2,400	5,953	1.28	3.40	31	84
	Upper Zone S5 Unit	Measured	589	1,483	6,586	0.79	3.77	5	22
		Indicated	1,289	1,622	6,677	0.86	3.82	11	49
		Measured and Indicated	1,878	1,578	6,648	0.84	3.80	16	71
		Inferred	304	2,520	5,899	1.34	3.37	4	10
		Total	2,182	1,709	6,544	0.91	3.74	20	82
	Upper Zone Total	Measured	31,544	1,893	16,175	1.01	9.25	318	2,917
		Indicated	41,846	1,818	14,660	0.97	8.38	405	3,508
		Measured and Indicated	73,390	1,850	15,311	0.98	8.76	723	6,425
		Inferred	15,079	1,844	12,785	0.98	7.31	148	1,102
		Total	88,470	1,849	14,881	0.98	8.51	871	7,528
	Lower Zone L6 Unit	Measured	11,634	1,382	10,541	0.74	6.03	86	701
		Indicated	32,389	1,316	8,982	0.70	5.14	227	1,663
		Measured and Indicated	44,023	1,333	9,394	0.71	5.37	313	2,364
		Inferred	20,529	1,388	11,673	0.74	6.67	152	1,370
		Total	64,551	1,351	10,118	0.72	5.79	464	3,735
	Total Stream 1 (all zones)	Measured	43,178	1,755	14,657	0.93	8.38	403	3,619
		Indicated	74,235	1,599	12,183	0.85	6.97	632	5,171
		Measured and Indicated	117,413	1,657	13,093	0.88	7.49	1,035	8,790
		Inferred	35,608	1,581	12,144	0.84	6.94	300	2,473
		Total	153,021	1,639	12,872	0.87	7.36	1,335	11,262
Stream 2 (> 1,090 ppm Li, no B COG, Low Clay)	Upper Zone B5 Unit	Measured	1,704	2,331	2,381	1.24	1.36	21	23
		Indicated	4,216	2,355	2,058	1.25	1.18	53	50
		Measured and Indicated	5,920	2,348	2,151	1.25	1.23	74	73
		Inferred	3,714	2,412	1,518	1.28	0.87	48	32
		Total	9,633	2,373	1,907	1.26	1.09	122	105
	Upper Zone S5 Unit	Measured	5,012	1,429	1,179	0.76	0.67	38	34
		Indicated	10,210	1,555	1,135	0.83	0.65	84	66
		Measured and Indicated	15,222	1,513	1,149	0.81	0.66	123	100
		Inferred	5,637	1,738	1,354	0.93	0.77	52	44
		Total	20,859	1,574	1,205	0.84	0.69	175	144
	Upper Zone Total	Measured	6,716	1,658	1,484	0.88	0.85	59	57
		Indicated	14,425	1,789	1,405	0.95	0.80	137	116
		Measured and Indicated	21,141	1,747	1,430	0.93	0.82	196	173
		Inferred	9,351	2,006	1,419	1.07	0.81	100	76
		Total	30,493	1,826	1,427	0.97	0.82	296	249
	Lower Zone L6 Unit	Measured	10,444	1,414	1,620	0.75	0.93	79	97
		Indicated	64,839	1,435	1,595	0.76	0.91	495	591
		Measured and Indicated	75,283	1,432	1,598	0.76	0.91	574	688
		Inferred	36,745	1,669	1,068	0.89	0.61	326	224
		Total	112,028	1,510	1,424	0.80	0.81	900	912
	Total Stream 2 (all zones)	Measured	17,160	1,509	1,566	0.80	0.90	138	154
		Indicated	79,264	1,500	1,560	0.80	0.89	633	707
		Measured and Indicated	96,424	1,501	1,561	0.80	0.89	771	861
		Inferred	46,096	1,737	1,139	0.92	0.65	426	300
		Total	142,520	1,578	1,425	0.84	0.81	1,197	1,161
Stream 3 (> 1,090 ppm Li, no B COG, High Clay)	Total Stream 3 (M5 zone)	Measured	14,768	2,454	1,733	1.31	0.99	193	146
		Indicated	29,475	2,420	1,228	1.29	0.70	380	207
		Measured and Indicated	44,243	2,431	1,397	1.29	0.80	573	353
		Inferred	11,619	2,388	605	1.27	0.35	148	40
		Total	55,862	2,422	1,232	1.29	0.70	720	394
Grand Total All Streams and All Units		Measured and Indicated	258,079	1,731	6,779	0.92	3.88	2,378	10,004
		Inferred	93,324	1,759	5,272	0.94	3.01	873	2,813
		Total	351,403	1,739	6,379	0.93	3.65	3,251	12,817

Notes:

1.	Ktonnes = thousand tonnes; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium carbonate; H3BO3 = boric acid; kt = thousand tonnes.

2.
Totals may differ due to rounding, Mineral Resources reported on a dry in-situ basis. Lithium is converted to Equivalent Contained Tonnes of Lithium Carbonate (Li2CO3) using a stochiometric conversion factor of 5.322, and boron is converted to Equivalent Contained Tonnes of Boric Acid (H3BO3) using a stochiometric conversion factor of 5.718. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3).

3.
The statement of estimates of Mineral Resources has been compiled by Mr. Herbert E. Welhener, a Competent Person who is a Registered Member of the SME (Society for Mining, Metallurgy, and Exploration), and is a QP Member of MMSA (the Mining and Metallurgical Society of America). Mr Welhener is a full-time employee of Independent Mining Consultants, Inc. and is independent of Ioneer and its affiliates. Mr Welhener has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC Code 2012).

4.
All Mineral Resource figures reported in the table above represent estimates at April 19, 2024. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate.

5.
Mineral Resources are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).

6.
The Mineral Resource estimate is the result of determining the mineralized material that has a reasonable prospect of economic extraction. In making this determination, constraints were applied to the geological model based upon a pit optimization analysis that defined a conceptual pit shell limit. The conceptual pit shell was based upon a net value per tonne calculation including a 5,000ppm boron cut-off grade for high boron – high lithium (HiB-Li) mineralisation (Stream 1) and 1,090ppm lithium cut-off grade for low boron (LoB-Li) mineralisation below 5,000ppm boron broke in to two material types low clay and high clay material respectfully (Stream 2 and Stream 3). The pit shell was constrained by a conceptual Mineral Resource optimized pit shell for the purpose of establishing reasonable prospects of eventual economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the Mineral Resource pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralisation, 1,090ppm lithium cut-off grade for LoB-Li low clay mineralisation and 1,090 ppm lithium cut-off grade for LoB-Li high clay mineralisation; mining cost of US$1.54 /tonne; plant feed processing and grade control costs which range between US$52.34/tonne and US$87.43/tonne of plant feed (based on the acid consumption per seam based on the mineral resource average grades); boron and lithium recovery for Stream 1 of 80.2% and 85.7%; Stream 2 and 3: M5 65% and 78%, B5 80% and 86%, S5 50% and 88%, L6 37% and 85%,  respectively; boric acid sales price of US$1,016.67/tonne; lithium carbonate sales price of US$17,868.50/tonne.

7.	The point of reference for mineral resources is in-situ on the Project site and inclusive of Reserves.

  The Mineral Resource estimates may be affected positively or negatively by additional exploration that expands the geological database and models of lithium-boron mineralisation on the project.  The Mineral Resource estimates could also be materially affected by any significant changes in the assumptions regarding forecast product prices, mining, and process recoveries, or production costs.  If the price assumptions are decreased or the assumed production costs increased significantly, then the cut-off grade must be increased and, if so, the potential impacts on the Mineral Resource estimates would likely be material and need to be re-evaluated.

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500-meter radius around several distinct plant populations that occur on the Project site. ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the April 2024, mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the April 2024 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.

Comparison with Previous Resource

The Table below presents a summary comparison of the current April 2024 Mineral Resource estimate against the previous Mineral Resource estimate for the Project, prepared by Golder (now WSP) in March 2023 in association with the 2023 JORC Mineral Resource Statement.

Processing Stream	Group	Classification	Tonnes (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
Combined Streams	April 2024 Resource	Measured and Indicated	258.1	1,731	6779	0.9	3.9	2,378	10,004
		Inferred	93.3	1,759	5272	1.0	3.0	873	2,813
		Total	351.4	1,739	6379	0.9	3.6	3,251	12,817
	March 2023 Resource	Measured and Indicated	294.5	1,726	7235	0.9	4.1	2,720	12,200
		Inferred	65.7	1,821	4952	1.0	3.0	630	1,860
		Total	360.2	1,743	6,819	0.9	3.9	3,350	14,060
	Variation	Measured and Indicated	(36.4)	1,684	10,468	0.9	5.9	(342)	(2,196)
		Inferred	27.6	1,610	6,032	0.9	3.5	243	953
		Total	(8.8)	1,918	24,381	1.1	13.3	(99)	(1,243)

 The updated April 2024 Mineral Resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralisation within the B5, M5, S5 and L6 geological units (Stream 1) as well as a 1,090 ppm Lithium cut-off grade to LoB-Li low clay mineralisation in the B5, S5 and L6 geological units (Stream  2) and LoB-Li high clay mineralisation in the M5 geological unit (Stream 3). All three styles of mineralisation have also been constrained by the application of a single high-level optimised resource pit shell.

Relative to the March 2023 Mineral Resource estimate, the updated April 2024 Mineral Resource estimate for the Project reflects a small reduction in the estimated resource tonnes and grades.  The impacts to this reduction include:

•          Additional drilling has identified lower grade extensions to the deposit;

•          A new geologic interpretation which includes the representation of faulting within the geologic framework used for grade assignments to the mineralized seams;

•          A reduction in the density assigned to each of the mineralized seams, ranging from 21% reduction for M5 to a 6% reduction for L6;

•          The inclusion of the calculation of acid consumption during processing and accounting for this cost has raised the process costs; and

•          A change in the grade estimation parameters resulting in slightly shorter search distances for assigning grades in the block model and a more conservative method of assigning measured and indicated classifications.

Estimation Methodology

•          Drill core samples were assayed on nominal 1.52 m lengths and this data set was used for the interpolation of grade data into the block model. The data set honoured geological contacts (i.e. assay intervals did not span unit contacts).

•          Based on a statistical analysis, extreme B grade values were identified in some of the units other than the targeted B5, M5, S5 and L6 units. The units other than B5, M5, S5 and L6 were not estimated so no grade capping was applied to the drill hole database.

•          The geological model was developed as a gridded surface stratigraphic model with fault domains included which offset the stratigraphic units in various areas of the deposit.  The geological model was developed by NewFields under direction of ioneer and provided to IMC as the geologic basis for grade estimation.  IMC has reviewed the geological model and accepts the interpretation.

•          Domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modelled as hard boundaries, with samples interpolated only within the unit in which they occurred.

•          The geological model used as the basis for estimating Mineral Resources was developed as a stratigraphic gridded surface model using a 7.6m regularized grid. The grade block model was developed using a 7.6m north-south by 7.6m east-west by 1.52m vertical block dimension (no sub-blocking was applied). The grid cell and block size dimensions represent 25 percent of the nominal drill hole spacing across the model area.

•          Inverse Distance Squared (‘ID2’) grade interpolation was used for the estimate, constrained by stratigraphic unit roof and floor surfaces from the geological model. The search direction for estimating grade varied and followed the floor orientation of the seams which changed within some of the fault block domains. The search distances ranged from 533 meters in B5 to 229 meters in S5.

•          The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 120 density samples collected from drill core during the 2018 and more recent 2022-2023 P1 and P2 drilling programs. The density values by seam ranged from 1.53 grams per cubic centimetre (‘g/cm3’) for S3 to 1.98/cm3 in seam L6. The density analyses performed by geotechnical consultants present during both the 2018 and 2022-2023 drilling programs (P1 and P2) followed a strict repeatable process in sample collection and analysis utilizing the Archimedes-principle (water displacement) method for density determination, with values reported in dry basis.  This provided consistent representative data. Previous resource calculations were limited to data from the 2010 density data set. It was determined to exclude this data due to its small sample set and the inability to reproduce and validate data. The 2018 and 2022-2023 data aligned well and proved to be representative across the resource.

Classification Criteria

Estimated Mineral Resources were classified as follows:

•          Measured: Between 107 and 122 meter spacing between points of observation depending on the seam, with sample interpolation from a minimum of four drill holes.

•          Indicated: Between 168 and 198 meter spacing between points of observation depending on the seam, with sample interpolation from a minimum of three drill holes.

•          Inferred: To the limit of the estimation range (maximum 533 meters, depending on the seam), with sample interpolation from a minimum of one drill hole.

The Mineral Resource classification has included the consideration of data reliability, spatial distribution and abundance of data and continuity of geology, fault structures and grade parameters.

In the Company’s prior Annual Report on Form 20-F for the year ended June 30, 2023, the Company had declared reserves at the Rhyolite Ridge Project.  The Company is in the process of updating such estimates and, accordingly, does not affirm the prior reserve calculation as of June 30, 2024.  The Company expects to publish a new calculation of reserves and related technical report summary in the coming year, which will be prepared pursuant to the JORC Code and not in accordance with Regulation S-K, Subpart 1300.

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

Capital Expenditures

Our capital expenditures for fiscal 2024, 2023 and 2022 amounted to US$35.4 million, US$33.6 million, US$32.0 million, respectively.

Our capital expenditures have historically consisted principally of expenditures on exploration and geotechnical drilling, permitting, PFS engineering, the Rhyolite Ridge pilot plant, DFS, vendor engineering and post DFS engineering.  We financed these expenditures principally through the issue of new ordinary shares in the Company.

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

Marketing

Because we are a development stage company, we do not currently have any marketing or distribution channels or sales agreements. We continue to develop our marketing and sales plans as we progress toward development of the Project. We have completed our pre-production plans for the sale of lithium carbonate and boric acid. These offtakes deliver on ioneer’s strategy to ensure our lithium, produced in the U.S., is delivered into the U.S. supply chain for electric vehicles. For boric acid, we have entered into one binding offtake and three sales and distribution agreements with committed and minimum target volumes totaling 100% of our expected first year and more than 85% of our expected boric acid production for years two and three. All of the aforementioned agreements are subject to conditions precedent, including the taking of an FID. We expect to enter into additional agreements of the same type in the near term and from time to time. The primary agreements we have entered into as of the date hereof include:

•
Binding lithium offtake supply agreement between the Company and EcoPro Innovation Co. Ltd, a three-year agreement for a total of 7,000 tpa of technical-grade lithium carbonate, upon commencement of production.

•
Binding lithium offtake supply agreement between the Company and the Ford Motor Company, a five-year agreement for a total of 7,000 tpa of technical-grade lithium carbonate, upon commencement of production.

•
Binding lithium offtake supply agreement between the Company and PPES, a joint venture between Toyota Motor Corporation and Panasonic Corporation, a five-year agreement for a total of 4,000 tpa of technical-grade lithium carbonate, upon commencement of production.

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

Permitting

We are required to obtain governmental permits for our exploration activities and may be required to renew the permits we already have.  Prior to developing or mining any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any mine development activities and mine operating activities.  We have obtained two key permits: a Class II Air Quality Permit from the Nevada State Government (Received in June 2021), and a Water Pollution Control Permit from the Nevada State Government (received July 2021).  We are in the process of seeking amendments to these permits based on an updated mine plan being considered by Bureau of Land Management (“BLM”). On December 20, 2022, the U.S. Department of Interior’s (“DOI”) BLM published a Notice of Intent (“NOI”) regarding the Project Mine Plan of Operations.  Publication of the NOI marked the beginning of the National Environmental Policy Act (“NEPA”) review process.  Following a public comment period on the scope of the environmental review, a draft Environmental Impact Statement (“EIS”) for the Rhyolite Ridge Project was published in the federal register on April 19, 2024. A 45-calendar day public comment period commenced on that date during which BLM conducted two in-person and one virtual public meeting on the draft EIS. The BLM published a final EIS in the public register on September 20, 2024.  The NEPA process culminates in the BLM’s Record of Decision, which represents the DOI’s final decision on ioneer’s application for an approved Plan of Operations.  Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and possibly costly undertakings.  The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority.  We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations.  Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.

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

As of the date hereof, other than with respect to the acquisition of the Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations.  However, compliance with these laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position.  Violations and liabilities with respefct to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities.  The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition.  Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

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

ioneer Ltd is principally a holding company with a number of subsidiaries.  Through these subsidiaries ioneer Ltd owns 100% of the Project.

ioneer Ltd owns all of the voting common stock issued by ioneer Holdings Nevada Inc. (a Nevada corporation) which in turn wholly owns ioneer USA Corporation (a Nevada corporation) and ioneer Minerals Corporation (a Nevada corporation). ioneer Limited wholly owns ioneer Canada ULC (a Canadian unlimited liability company) which in turn wholly owns ioneer Holdings USA Inc. (a Nevada corporation). ioneer Holdings USA Inc. owns all of the nonvoting preferred stock issued by ioneer Holdings Nevada Inc. (a Nevada corporation).

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

As of September 30, 2024, we hold our 100% interest in the Project through the foregoing described entities.  Upon the completion of the transactions encompassing the Joint Venture, which we expect to close at the time of making a final investment decision on the Rhyolite Ridge Project subject to various conditions precedent, our interests in the Project will be held through ioneer Rhyolite Ridge Holdings LLC, which will be 50% owned by us and 50% owned by an entity or entities affiliated with Sibanye-Stillwater.

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

No private surface rights are required for the project as the project is located on BLM ground including the access road which ioneer will have a right of way.  Groundwater surface rights will be transferred from existing Fish Lake Valley (FLV) basin water rights holders to ioneer, as FLV is a closed basin such that it is closed to new groundwater rights. ioneer currently has sufficient lease options in place with landowners to cover all construction and operational water needs.  Groundwater change applications will then need to be submitted to NDWR to officially transfer point of diversion and place of use for all Project groundwater rights.  The groundwater change process will include NDWR review as well as a public comment period.  Surface water rights will be required for the three Project ponds; and will be acquired through new surface water right applications from NDWR.  These applications are in preparation and will be submitted at a later date. ioneer has agreements in place securing the necessary water rights for the Project.  There are no known encumbrances to the Mineral Resources or Mineral Reserves on the Property, other that in connection with the BLM-issued trespass notice for the unauthorized use of certain Tiehm’s buckwheat habitat in January 2023. There are no royalty payments due to the Project.  See sections 3 and 15 of the TRS for additional information about the Project’s location and coordinates.

Infrastructure

The Project area is readily serviced by sealed highways (Hwy 95 or Hwy 6 and Hwy 264) and an unimproved gravel county road.  We will be responsible for upgrading the gravel country road and maintaining it as part of the Project. The Project site may be reached from the towns of Tonopah or Dyer.  Regular airline access to the Project area is available via international airports in Las Vegas 240 miles by road) or Reno (225 miles by road). ioneer is working with Esmeralda County officials in developing a traffic management plan that will integrate new access roads to the facility with the existing county roads in the area.  Consideration will be given to make certain that the safety of all users of county roads is not compromised through development of the Project.  The Project is near a region of active lithium brine extraction and open-pit gold mining.  The nearest operations are the Mineral Ridge Gold Mine, which has been in operation or under care and maintenance since 2011, and the Silver Peak Lithium Mine, which has been in operation since the 1960s.  There are paved roads, powerlines and small towns that have a history of servicing the mining industry in the area.  Nevada is considered one of the world’s most favorable and stable mining jurisdictions, and there is a high degree of experienced, qualified, and skilled personnel available to meet workforce requirements for the Project.  Housing options near the site are limited and there are not currently any plans to construct a workforce camp.  ioneer plans to contribute to individual housing support, which is included in the operating costs estimate, and may also invest in local housing infrastructure.  The Rhyolite Ridge Project is designed to operate separately from the Nevada power grid.  Power will be produced onsite using a steam turbine generator.  Steam will be produced from the waste heat boiler in the sulphuric acid plant, to supply the steam turbine generator. Water supply for the Project will be sourced from new and/or existing wells located on private land in Fish Lake Valley. Two new booster stations (with one located on private land and one within the Access Road and Infrastructure Corridor) will pump water via a pipeline adjacent SR 264 and the access road to the Operational Project Area and Processing Facility. The line will supply the site’s domestic and firewater needs, as well as the process make-up water.  Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs).  There is sufficient water available to meet processing and dust control requirements, with water recycling and reuse systems in place where possible.

Mining Claims

The mineral tenement and land tenure for the Project comprises a total of 418 unpatented lode mining claims (totaling approximately 8,513 acres) in three claim groups, held by two wholly owned subsidiaries of ioneer.  Most of the claims, 398 (8,099 acres), are held by ioneer Minerals Corporation, with the remaining 20 claims (413 acres) held by ioneer USA Corporation.  The three claim groups include, South Lithium Basin (SLB), Solid Leasable Mineral (SLM), and Rhyolite Ridge (RR). In fiscal 2024, 32 claims (included in the 418 claims) were filed post publication of the fiscal 2023 TRS, to assure proper coverage at the southern and northern limits of the south basin. In fiscal 2024, each claim was subject to a yearly maintenance fee of $165.00, totaling $68,970 for the 418 claims. The yearly maintenance fee has been increased to $200 for each claim in fiscal 2025.

Development Plans

We continue to work towards securing all necessary permits and approvals required for the construction and operation of the Project.  In addition, other key remaining workstreams include completing the equity and debt funding agreements, procuring additional funding requirements for the Project and completing detail engineering and vendor engineer to ensure we are construction ready.  We may also elect to undertake additional exploration and evaluation drilling, and optimization works.  See “A. History and Development of the Company” for more information about our development plans.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors.
” The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our annual consolidated financial statements for the fiscal years ended June 30, 2024, 2023 and 2022 are presented in U.S. dollars and have been prepared in accordance with IFRS.  Effective July 1, 2022, we changed our reporting currency from Australian dollars to U.S. dollars, in order to better align the reporting currency with the underlying transactions. See “About This Annual Report.”

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

The group changed its reporting currency from Australian dollars (AUD) to United States dollars (USD) on July 1, 2022. The comparative balances for 2022 have been presented in USD. For additional information see “Note 1—Basis of Presentation” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

Summary

The following table sets forth our selected financial information for the periods indicated:

Consolidated Statement of Profit and Loss and Other Comprehensive Income (in thousands)	Fiscal 2024	Fiscal 2023	Fiscal 2022
	US$’000	US$’000	US$’000
Exploration expenditure written off	(31)	(45)	(17)
Other income	-	-	-
Employee benefits expensed	(5,344)	(5,967)	(5,056)
Other expenses	(3,850)	(3,684)	(6,899)
Loss from operating activities	(9,225)	(9,696)	(11,972)
Finance income	1,411	3,321	3,486
Finance costs	(11)	(16)	(17)
Net finance income / (costs)	1,400	3,305	3,469
Loss before tax	(7,825)	(6,391)	(8,503)
Income tax expense	-	-	-
Loss for the year	(7,825)	(6,391)	(8,503)
Loss attributable to equity holders of the company	(7,825)	(6,391)	(8,503)

Consolidated Statement of Financial Position (in thousands)	Fiscal 2024	Fiscal 2023
	US$’000	US$’000
Current assets
Cash assets	35,715	52,709
Receivables	324	353
Prepayments	19	-
Total current assets	36,058	53,062
Non-current assets	-
Receivables	276	307
Plant and equipment	406	522
Right of use asset	71	202
Exploration and evaluation expenditure	187,664	152,226
Total non-current assets	188,417	153,257
Total assets	224,475	206,319
Current liabilities
Payables	4,543	8,340
Lease liabilities	41	134
Provisions	428	368
Borrowings	1,200	-
Total current liabilities	6,212	8,842
Non-current liabilities
Lease liabilities – non-current	42	78
Total non-current liabilities	42	78
Total liabilities	6,254	8,920
Net assets	218,221	197,399
Equity
Contributed equity	218,671	255,364
Reserves	(3,098)	(5,438)
Accumulated losses	(60,352)	(52,527)
Total equity	218,221	197,399

Revenues

We are a development stage company and have had no revenue from sales. Finance income for fiscal 2024 was US$1,411,000, which is US$1,910,000 lower than fiscal 2023 primarily due to lower net foreign exchange gains of US$1,754,000, and a reduction in interest income of US$191,000. Finance income for fiscal 2023 was US$3,321,000, which is US$165,000 lower than fiscal 2022, primarily due to lower net foreign exchange gains of US$1,181,000, partially offset by higher interest income of US$1,484,000.

Expenses

Expenses incurred (in thousands)	Fiscal 2024	Fiscal 2023	Fiscal 2022
	US$’000	US$’000	US$’000
Exploration expenditure written off	(31)	(45)	(17)
Employee benefits expensed	(5,344)	(5,967)	(5,056)
Other expenses	(3,850)	(3,684)	(6,899)
Finance costs	(11)	(16)	(17)

Exploration expenditure written off.  Exploration expenditure written off includes permitting costs for non-core assets. Exploration expenditure written off decreased US$14,000 or 31% from fiscal 2023 to 2024 as ioneer decreased activity on a reduced number of non-core permits.  Exploration expenditure written off increased US$28,000 or 165%, from fiscal 2022 to fiscal 2023 as ioneer increased the activity on a reduced number of non-core permits.

Employee benefits expensed.  Employee benefits expensed includes non-executive director fees, executive director fees, employee benefits and share based payments expenses. Employee benefits expensed decreased US$623,000 or 10% from fiscal 2023 to fiscal 2024 primarily as a result of reduced employee benefits expense, offset by increased share-based payments expense. The increase of US$911,000, or 18%, from fiscal 2022 to fiscal 2023 were driven by an increase in the number of directors and employees year on year, increases to underlying salaries and the award of share-based payments.

Other expenses.  Other expenses include general and administrative expenses, consulting and professional costs and depreciation and amortization. Other expenses increased US$166,000, or 5%, from fiscal 2023 to fiscal 2024 largely as a result of higher consulting and professional fees and depreciation and amortization, offset by lower general and administration expenses. Other expenses decreased US$3,215,000, or 47%, from fiscal 2022 to fiscal 2023 largely as a result of consulting and professional fees for the Sibanye-Stillwater joint venture agreement, the Nasdaq listing and the Department of Energy Loans Program Office due diligence process incurred in fiscal 2022.

Finance costs.  Finance costs include bank charges, net foreign exchange losses and lease interest expenses. Finance costs decreased by US$5,000, or 31%, from fiscal 2023 to fiscal 2024. Finance costs decreased by US$1,000, or 6%, from fiscal 2022 to fiscal 2023.

Comparison of the fiscal years 2024 and 2023

Our net loss for fiscal 2024 and fiscal 2023 was US$7,825,000 and US$6,391,000, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	Employee benefits expense decreased US$623,000;

•	Other expenses increased US$166,000;

•	Finance income decreased US$1,910,000; and

•	Finance costs decreased US$5,000

Comparison of the fiscal years 2023 and 2022

Our net loss for fiscal 2023 and fiscal 2022 was US$6,391,000 and US$8,503,000, respectively. Significant items contributing to the fiscal 2023 loss and the differences from fiscal 2022 include:

•	Employee benefits expense increased US$911,000;

•	Other expenses decreased US$3,215,000;

•	Finance income decreased US$165,000; and

•	Finance costs decreased US$1,000.

Historical Sources and Uses of Cash

Consolidated Statement of Cash Flows (in thousands)	Fiscal 2024	Fiscal 2023	Fiscal 2022
	US$’000	US$’000	US$’000
Cash flows from operating activities
Payment to suppliers and employees	(7,198)	(8,069)	(9,345)
Interest and other finance costs paid	-	-	-
Net cash flows used in operating activities	(7,198)	(8,069)	(9,345)
Cash flows from investing activities
Expenditure on mining exploration	(36,635)	(33,333)	(28,436)
Purchase of equipment	(2)	(601)	-
Interest received	1,254	1,462	49
Net cash flows used in investing activities	(35,383)	(32,472)	(28,387)
Cash flows from financing activities
Proceeds from the issue of shares	25,141	-	71,793
Proceeds from borrowings	1,200	-	-
Proceeds from exercise of options	55	-	5,689
Equity raising expenses	(780)	(12)	(1,928)
Payments of lease liability	(130)	(213)	(162)
Net cash flows received / (used in) financing activities	25,486	(225)	75,392
Net increase / (decrease) in cash held	(17,095)	(40,766)	37,660
Cash at the beginning of the financial year	52,709	94,177	6,475
Effect of exchange rate fluctuations on balances of cash held in USD	101	(702)	(5,958)
Closing cash carried forward	35,715	52,709	94,177

Operating Activities

Net cash used in operating activities of US$7,198,000 in fiscal 2024 decreased by US$871,000 compared to fiscal 2023 and was driven primarily by decreased payments to suppliers and savings in office costs. Net cash used in operating activities of US$8,069,000 in fiscal 2023 decreased by US$1,276,000 compared to fiscal 2022 and was driven primarily by decreased payments to suppliers and employees.

Investing Activities

Net cash used in investing activities of US$35,383,000 in fiscal 2024 increased by US$2,911,000 compared to fiscal 2023 and was driven primarily by continuing high Project engineering work, coupled with geotechnical drilling. Net cash used in investing activities of US$32,472,000 in fiscal 2023 increased US$4,085,000 compared to fiscal 2022 and was driven primarily by increased Project engineering work.

Financing Activities

Net cash provided by financing activities of US$25,486,000 in fiscal 2024 increased by US$25,711,000 compared to fiscal 2023 and was driven primarily by proceeds from issue of shares of US$25,141,000 and proceeds from borrowings, offset by share issue costs. Net cash used in financing activities of US$225,000 in fiscal 2023 decreased by US$75,617,000 compared to fiscal 2022 and was driven primarily by there being no proceeds from the issue of shares or exercise of unlisted options.

B.	Liquidity and Capital Resources

In fiscal 2024, 2023 and 2022, we incurred a loss of US$7,825,000, US$6,391,000 and US$8,503,000, respectively, and had accumulated losses of US$60,352,000 as of June 30, 2024. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.

Our operations have been financed primarily by proceeds from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2024 was US$35,715,000, compared to US$52,709,000 as at June 30, 2023 and US$94,177,000 as at June 30, 2022.

Management believes that the current working capital is sufficient to support our operations up to June 30, 2025.

Capital Expenditures and Requirements

Our capital expenditures for fiscal 2024, 2023 and 2022 amounted to US$35,398,000, US$33,579,000 and US$32,049,000, respectively. Our capital expenditures for fiscal 2024, 2023, and 2022 related primarily to permitting expenditures, resource drilling, land option and water rights payments, ongoing detail engineering and vendor engineering.

We estimated in April 2020 that development of the Project would require approximately US$785 million, and we will update the cost estimate prior to making an FID. Since the release of the April 2020 cost estimate, there has been considerable construction cost inflation across the global mining industry. Ioneer expects similar pressure to also increase the capital cost estimates at Rhyolite Ridge, in particular as it relates to labor, fuel and logistics costs. If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. We expect to obtain a US$490 million equity contribution from Sibanye-Stillwater as part of the Strategic Partnership, subject to the satisfaction of conditions precedent. In January 2023, the Project received a conditional commitment from the DOE Loan Program’s Office to provide up to US$700 million of debt financing.  Even if the conditions precedent are met and Sibanye-Stillwater makes a US$490 million equity contribution, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.  See “Item 1D.—Risk Factors—Business Risks—We will need additional funds to develop the Project.”

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

Exploration and Evaluation Assets

Our policy for exploration and evaluation expenditure is set out in “Note 4.6—Exploration and evalution expenditure” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.  The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found.  Any such estimates and assumptions may change as new information becomes available.  If, after capitalization of expenditure under the policy, it is concluded that the capitalized expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss.  Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted.  Additional information is set out in “Note 7.3—Share-based payments” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of September 30, 2024.  In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer.  In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office.  Such Directors are entitled to submit for re-election.  The following table lists the names of our directors and executive officers.  The business address for each director and member of senior management is c/o Suite 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060, Australia.

Name	Age	Position
James D. Calaway	67	Executive Chairman
Bernard Rowe	57	Managing Director & Chief Executive Officer
Alan Davies	53	Independent Non-executive Director
Stephen Gardiner	66	Independent Non-executive Director
Rose McKinney-James	72	Independent Non-executive Director
Margaret Walker	72	Independent Non-executive Director
Ian Bucknell	54	Chief Financial Officer & Company Secretary
Ken Coon	63	Vice President of Human Resources
Yoshio Nagai	63	Vice President Commercial Sales & Marketing
Matt Weaver	58	Senior Vice President of Engineering & Operations
Chad Yeftich	49	Vice President Corporate Development & External Affairs

James D. Calaway (67 years of age) – Executive Chairman

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

Bernard Rowe (57 years of age) – Managing Director & Chief Executive Officer

Bernard was appointed managing director and Chief Executive Officer in August 2007.  He has more than 30 years’ international experience in mineral exploration and mine development.  His diverse mineral industry experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America.  He led the Company’s listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru.  In early 2016 Bernard visited a little-known lithium-boron deposit in southern Nevada – later to be renamed Rhyolite Ridge.  He realized the potential opportunity and quickly secured a 12-month option over the Project to give the Company sufficient time to fully assess and evaluate the unique and poorly understood deposit.  Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada. He is a non-executive director of G50 Corporation (2021-current), an AX listed gold, silver and gallium exploration company.

Alan Davies (53 years of age) – Independent Non-executive Director

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

Stephen Gardiner (66 years of age) – Independent Non-executive Director

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

Rose McKinney-James (72 years of age) – Independent Non-executive Director

Rose is an experienced and accomplished public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non-profit volunteerism.  She is the former President and CEO of the Corporation for Solar Technology and Renewable Resources (“CSTRR”), and former Commissioner with the Nevada Public Service Commission, she also served as Nevada’s first Director of the Department of Business and Industry.  She is currently the Managing Principal of McKinney-James & Associates, which provides business-consulting services and advocacy in public affairs, energy policy, strategy and economic and sustainable development.  She is also a Non-Executive Director of MGM Resorts International, Toyota Financial Savings Bank, Pacific Premier Bancorp Inc, Clean Energy for America, and the Las Vegas Stadium Authority.  Rose holds a Juris Doctorate from Antioch School of Law and a BA in Liberal Arts from Olivet College.  She has been honored by the American Solar Energy Society (“SOLAR NV”) as the Advocate of the Year.  She is the recipient of the inaugural GreenBiz Verge VANGUARD Award and the DirectWomen Sandra Day O’Connor Award for Board Excellence.

Margaret R. Walker (72 years of age) – Independent Non-executive Director

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

Ian Bucknell (54 years of age) – Chief Financial Officer & Company Secretary

Ian joined ioneer in November 2018 as Chief Financial Officer and became Company Secretary in April 2019.  Ian is responsible for the finance, investor relations, IT and company secretarial functions of the Company.  He has more than 25 years of international resource sector experience, most recently as Chief Financial Officer and Company Secretary of AWE Limited and previously held the position of Chief Financial Officer of Drillsearch Energy Limited.

Ken Coon (63 years of age) – Vice President of Human Resources

Ken Coon is responsible for the human resource function of the Company.  He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream refining and chemicals organization and Entergy, a large US Gulf Coast utility company.

Yoshio Nagai (63 years of age) – Vice President Commercial Sales & Marketing

Yoshio Nagai is responsible for the sales and marketing function of the Company.  He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.

Matt Weaver (58 years of age) – Senior Vice President of Engineering & Operations

Matt Weaver is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the Project through the Definitive Feasibility Study and project execution and into full commercial production.  He has 30 years of international mining experience, having worked with BHP, Rio Tinto and Newmont, and several junior mining companies.

Chad Yeftich (49 years of age) – Vice President Corporate Development & External Affairs

Chad Yeftich is responsible for US government relations, public relations, community affairs and corporate development.  He has over 25 years finance and investment industry experience, having worked with Maverick Capital, H.I.G Capital, Trafelet Brokaw & Company, and PwC.

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

Total remuneration paid to non-executive directors in the financial year was US$456,563 (2023: US$416,136, 2022: US$392,256). The non-executive director fees included US$197,683 (2023: US$165,103, 2022: US$112,932) paid in the form of performance rights and US$ nil (2023: US$ nil, 2022: US$20,688) paid in the form of options. The board believes that providing remuneration to directors in the form of options and/or performance rights in consideration for their services as directors more effectively aligns the interests of directors with those of shareholders, by giving directors an opportunity to share in the success of the Company. In addition, given the pre-production stage of the Project, the Company conserves cash by providing non-executive directors with non-cash remuneration.

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

The Board has determined that there will be no increase in fees payable to non-executive directors for the financial year ending June 30, 2024. The Board has determined to put to shareholders at the 2024 Annual General Meeting, that non-executive directors receive US$25,000 in performance Rights (2023: US$25,000 in performance rights) of the Company in lieu of receipt of directors’ fees in cash.

Details of Remuneration for Fiscal 2024

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are presented below. Stephen Gardiner was appointed non-executive director on August 25, 2022.

Statutory Remuneration

Name
(Position)	Year Base Salary	Super-annuation, Health & Life Benefits		Non- Monetary Benefits	STI	Long Service Leave	Share Based Payment Options & Rights	Total Statutory Remuneration		% of performance- based rem.
Non-Executive Director
Alan Davies		2024	65,000	-		-	-		-	35,807	100,807	36%
2023			65,000	-		-	-		-	26,032	91,032	29%
Stephen Gardiner		2024	65,000	-		-	-		-	64,658	129,658	50%
2023			56,033	-		-	-		-	42,973	99,006	43%
Rose McKinney-James		2024	65,000	-		-	-		-	48,609	113,609	43%
2023			65,000	-		-	-		-	48,049	113,049	43%
Margaret R Walker		2024	65,000	-		-	-		-	48,609	113,609	43%
2023			65,000	-		-	-		-	48,049	113,049	43%
Executive Director
James D Calaway		2024	462,000	-		-	188,000		-	146,767	796,767	42%
2023			450,000	-		-	216,000		-	323,314	989,314	55%
Bernard Rowe		2024	386,361	18,032		-	313,000		15,114	240,071	972,578	57%
2023			379,984	18,502		-	331,200		8,791	378,135	1,116,612	64%
Executives
Ian Bucknell		2024	294,749	18,032		-	141,000		40,269	335,562	829,612	57%
2023			277,884	18,502		4,639	161,400		-	133,474	595,899	49%
Ken Coon		2024	258,167	1,027		46,289	85,000		-	199,807	590,289	48%
2023			249,333	1,027		43,220	120,000		-	94,225	507,805	42%
Yoshio Nagai		2024	274,717	16,516		-	103,000		-	215,971	610,203	52%
2023			264,375	16,800		-	127,200		-	102,686	511,061	45%
Chad Yeftich		2024	275,580	45,948		-	112,000		-	234,278	667,807	52%
2023			225,000	54,174		-	129,600		-	118,147	526,921	47%
Matt Weaver		2024	312,524	21,936		-	165,000		-	314,123	813,582	59%
2023			302,869	23,229		-	175,375		-	185,603	687,076	53%
Total		2024	2,524,097	121,491		46,289	1,107,000		55,383	1,884,261	5,738,522
2023			2,400,478	101,365		47,859	1,260,775		8,791	1,500,687	5,319,954

KMP Shareholdings

	Ordinary shares					Performance rights			Options
Name	Balance at 30/06/23	Acquired[1]	Disposed[2]	Other	Balance at 30/06/24	Balance at 30/06/23	Net change	Balance at 30/06/24	Balance at 30/06/23	Net change	Balance at 30/06/24
Non-Executive Directors

Alan Davies	3,996,559	777,486	-	-	4,774,045	71,449	180,765	252,214	1,010,830	(357,710)	653,120
Stephen Gardiner[4]	-	71,449	-	-	71,449	271,449	180,765	452,214	-	-	-
Rose McKinney-James	46,407	371,449	-	-	417,856	371,449	(119,235)	252,214	-	-	-
Margaret R Walker	126,407	371,449	-	-	497,856	371,449	(119,235)	252,214	-	-	-
Executive Directors
James D Calaway	56,333,076	457,738	-	-	56,790,814	2,044,963	2,245,148	4,290,111	1,010,830	(357,710)	653,120
Bernard Rowe	65,062,193	2,050,387	-)	-	67,112,580	6,112,050	374,928)	6,486,978	-	-	-
Executives
Ian Bucknell	2,932,416	1,096,233	-	-	4,028,649	3,254,224	104,499)	3,358,723	-	-	-
Ken Coon	1,197,736	979,431	(399,103)	-	1,778,064	2,195,039	(301,889)	1,893,150	-	-	-
Yoshio Nagai	1,145,197	1,182,016	-	-	2,327,213	2,333,853	(325,464)	2,008,389	-	-	-
Matt Weaver	3,832,498	1,688,314	(410,585)	-	5,110,227	4,142,957	(326,567)	3,816,390	-	-	-
Chad Yeftich[5]	1,155,665	1,058,010	(549,508)	-	1,664,167	2,267,704	10,663	2,278,367	-	-	-
Total	135,828,154	10,103,962	(1,359,196)	-)	144,572,920	23,436,586	1,904,378)	25,340,964	2,021,660	(715,420)	1,306,240

(1)	During the year Alan Davies bought 706,037 ordinary shares on market, with all other ordinary shares acquired being the direct result of KMP exercising options or PRs vesting.
(2)	All disposals were made by KMP in their capacity as shareholders. The disposals were made to cover tax.

Option Movement During the Year

All options are exercisable following vesting.  The following table presents all the options that have vested or been granted that have not lapsed.  Options are exercised into ordinary shares on a 1-for-1 basis.  The option terms are set out in “Note 5—Capital Structure” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/23	Options Granted	Options Exercised	Options Lapsed	Balance at 30/06/24	Financial year to vest
James D Calaway	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	(357,710)	-	-	2020
14/11/2019		14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
16/11/2020		16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,010,830	-	(357,710)	-	653,120
Alan Davies	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	(357,710)	-	2020
14/11/2019		14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
16/11/2020		16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,010,830	-	-	(357,710)	653,120
Total						2,021,660	-	(357,710)	(357,710)	1,306,240

Performance Rights Movement During the Year

The following table presents all performance rights that have vested or been granted that have not lapsed.  The rights terms are set out in “Note 5—Capital Structure” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

Name
Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/23	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/24	% vested	Financial year to vest
James D Calaway
2021 LTI - time based	1/07/2021	1/07/2024	0.790	505,096	-	-	-	505,096	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.724	757,644	-	-	-	757,644	-	2025
In lieu of director fees	4/11/2022	4/11/2023	0.570	100,028	-	(100,028)	-	-	100%	2024
2022 LTI - time based	4/11/2022	4/11/2025	0.570	272,878		-	-	272,878	-	2026
2022 LTI - performance based	4/11/2022	4/11/2024	0.525	409,317		-	-	409,317	-	2026
2023 STI – time based	3/11/2023	1/07/2024	0.175	-	1,156,690	-	-	1,156,690		2025
In lieu of director fees	3/11/2023	3/11/2024	0.175	-	353,099	-	-	353,099		2025
2023 LTI - time based	3/11/2023	1/07/2026	0.175	-	334,155	-	-	334,155		2027
2023 LTI - performance based	3/11/2023	1/07/2026	0.162	-	501,232	-	-	501,232		2027
Sub Total				2,044,963	2,345,176	(100,028)	-	4,290,111
Alan Davies
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214		2025
Sub Total				71,449	252,214	(71,449)	-	252,214
Stephen Gardiner
Granted on employment	25/08/2022	25/08/2025	0.660	200,000	-	-	-	200,000	-	2026
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240		252,214	-	-	252,214		2025
Sub Total				271,449	252,214	-	-	452,214
Rose McKinney-James
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	(300,000)	-	-	100%	2024
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214		2025

Sub Total				371,449	252,214	(371,449)	-	252,214
Margaret R Walker
Granted on employment	1/02/2021	1/02/2024	0.330	300,000	-	(300,000)	-	-	100%	2024
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214		2025
Sub Total				371,449	252,214	(371,449)	-	252,214
Ian Bucknell
2020 LTI - time based	1/07/2020	1/07/2023	0.125	718,841	-	(718,841)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,078,261	-	(377,392)	(700,869)	-	35%	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	290,268	-	-	-	290,268	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	435,402	-	-	-	435,402	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	292,581	-	-	-	292,581	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	438,871	-	-	-	438,871	-	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	-	853,586	-	-	853,586	-	2025
2023 LTI - time based	1/07/2023	1/07/2026	0.340	-	419,206	-	-	419,206	-	2027
2023 LTI - performance based	1/07/2023	1/07/2026	0.599	-	628,809	-	-	628,809	-	2027
Sub Total				3,254,224	1,901,601	(1,096,233)	(700,869)	3,358,723
Ken Coon
2020 LTI - time based	1/07/2020	1/07/2023	0.125	440,171	-	(440,171)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	660,257	-	(231,090)	(429,167)	-	35%	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	308,170	-	(308,170)	-	-	100%	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	162,978	-	-	-	162,978	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	244,466	-	-	-	244,466	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	151,599			-	151,599		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	227,398			-	227,398		2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	-	642,605	-	-	642,605	-	2025
2023 LTI - time based	1/07/2023	1/07/2026	0.340	-	185,642	-	-	185,642	-	2027
2023 LTI - performance based	1/07/2023	1/07/2026	0.599	-	278,462	-	-	278,462	-	2027
Sub Total				2,195,039	1,106,709	(979,431)	(429,167)	1,893,150
Yoshio Nagai

2020 LTI - time based	1/07/2020	1/07/2023	0.125	468,267	-	(468,267)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	702,401	-	(245,841)	(456,560)	-	35%	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	327,908	-	(327,908)	-	-	100%	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	173,416	-	-	-	173,416	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	260,124	-	-	-	260,124	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	160,695	-		-	160,695		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	241,042	-		-	241,042		2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	-	681,162	-	-	681,162	-	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	-	196,780	-	-	196,780	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	-	295,170	-	-	295,170	-	2027
2023 MD Award	31/08/2023	3/10/2023	0.260	-	140,000	(140,000)	-	-	100%	2024
Sub Total				2,333,853	1,313,112	(1,182,016)	(456,560)	2,008,389
Bernard Rowe
2020 LTI - time based	6/11/2020	1/07/2023	0.195	1,344,516	-	(1,344,516)	-	-	100%	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.167	2,016,774	-	(705,871)	(1,310,903)	-	35%	2024
2021 LTI - time based	5/11/2021	1/07/2024	0.790	540,220	-	-	-	540,220	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.724	810,331	-	-	-	810,331	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.570	560,084	-	-	-	560,084		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.525	840,125	-	-	-	840,125		2026
2023 STI – time based	3/11/2023	1/07/2024	0.175	-	1,753,764	-	-	1,753,764	-	2025
2023 LTI - time based	3/11/2023	1/07/2026	0.175	-	792,982	-	-	792,982	-	2027
2023 LTI - performance based	3/11/2023	1/07/2026	0.162	-	1,189,472	-	-	1,189,472	-	2027
Sub Total				6,112,050	3,736,218	(2,050,387)	(1,310,903)	6,486,978
Chad Yeftich[1]
2020 LTI - time based	6/11/2020	1/07/2023	0.125	602,894	-	(602,894)	-	-	100%	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.137	602,894	-	(211,013)	(391,881)	-	35%	2024

2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	104,103	-	(104,103)	-	-	100%	2024
2021 LTI - time based	5/11/2021	1/07/2024	0.510	223,084	-	-	-	223,084	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.457	223,084	-	-	-	223,084	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.615	204,658	-	-	-	204,658	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.645	306,987	-	-	-	306,987	-	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	-	694,014	-	-	694,014	-	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	-	250,616	-	-	250,616	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	-	375,924	-	-	375,924	-	2027
2023 MD Award	31/08/2023	3/10/2023	0.260	-	140,000	(140,000)	-	-	100%	2024
Sub Total				2,267,704	1,460,554	(1,050,010)	(391,881)	2,278,367
Matt Weaver
2020 LTI - time based	1/07/2020	1/07/2023	0.125	800,737	-	(800,737)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,201,106	-	(420,388)	(780,718)	-	35%	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	467,189	-	(467,189)	-	-	100%	2023
2021 LTI - time based	1/07/2021	1/07/2024	0.330	345,907	-	-	-	345,907	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	518,860	-	-	-	518,860	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	323,663	-	-	-	323,663		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	485,495	-	-	-	485,495		2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	-	939,275	-	-	939,275	-	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	-	481,276	-	-	481,276	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	-	721,914	-	-	721,914	-	2027
Sub Total				4,142,957	2,142,465	(1,688,314)	(780,718)	3,816,390
Total				23,436,586	14,734,691	(8,760,215)	(4,070,098)	25,340,964
(1)	Chad Yeftich 6/30/22 balance represents performance rights on issue on September 1, 2022, being the date of his promotion to the executive team.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers.  None of these employment agreements have termination dates.

Mr. Calaway, Executive Chairman

Mr. Calaway’s employment agreement has a fixed term of 12 months from July 1, 2024 and was established effective July 1, 2023. It provides for fixed remuneration of US$312,000. At risk STI is 60% of base salary and at risk LTI is 60% of base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Calaway on one months’ notice and by the Company on one months’ notice.

Mr. Rowe, Managing Director & Chief Executive Officer

Mr. Rowe’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$557,400. At risk STI is 80% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 120% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Rowe on six months’ notice and by the Company on six months’ notice.

Mr. Bucknell, Chief Financial Officer & Company Secretary

Mr. Bucknell’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$416,000. At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 85% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Bucknell on three months’ notice and by the Company on six months’ notice.

Mr. Coon, Vice President Human Resources

Mr. Coon’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$260,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Coon on three months’ notice and by the Company on six months’ notice.

Mr. Nagai, Vice President Commercial Sales & Marketing

Mr. Nagai’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$275,600. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Nagai on three months’ notice and by the Company on six months’ notice.

Mr. Weaver, Senior Vice President of Engineering & Operations

Mr. Weaver’s employment agreement has an open term and was established effective July 1, 2019.  It provides for fixed remuneration of US$317,200.  At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 85% of the base salary.  The split of LTI performance-based vs time based is 60% to 40%.  The agreement can be terminated by Mr. Weaver on three months’ notice and by the Company on six months’ notice.

Mr. Yeftich, Corporate Development & External Affairs

Mr. Yeftich’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$280,800. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 50% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Yeftich on three months’ notice and by the Company on six months’ notice.

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

The current membership of the Nomination and Remuneration Committee is:

•	Alan Davies (Chairman, independent, non-executive director);

•	Rose McKinney-James (independent, non-executive director); and

•	Stephen Gardiner (independent, non-executive director.

Project Execution Committee

The current membership of the Project Execution Committee is:

•	Margaret R. Walker (Chairman, independent, non-executive director);

•	Alan Davies (independent, non-executive director); and

•	Bernard Rowe (managing director and CEO).

Environmental, Sustainability and Governance Committee

The current membership of the Environmental, Sustainability and Governance Committee is:

•	Rose McKinney-James (Chairman, independent, non-executive director); and

•	James D. Calaway (executive director).

D.	Employees

As of June 30, 2024, we had 29 employees and 8 employee contractors based in five different countries, as shown in the chart below.

	United States	Australia	Canada	Netherlands	Singapore
Employees	25	2	1	0	1
Employee Contractors	4	1	0	1	2

The workforce is non-unionized.

E.	Share Ownership

The following table lists as of October 1, 2024, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 2,338,148,568 ordinary shares outstanding as of October 1, 2024. For any shareholder holding options or performance rights that are currently exercisable or exercisable within 60 days of October 1, 2024, beneficial ownership is calculated based on 2,338,148,568 ordinary shares outstanding as of October 1, 2024 plus any options or performance rights currently exercisable or exercisable within 60 days of October 1, 2024 held by such shareholder.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
James D. Calaway(2)	59,648,230	2.551%
Bernard Rowe(3)	69,609,147	2.977%
Alan Davies(4)	5,679,379	0.243%
Stephen Gardiner	323,663	0.014%
Rose McKinney-James	670,070	0.029%
Margaret R. Walker	750,070	0.032%
Ian Bucknell	4,680,055	0.200%
Ken Coon	2,242,539	0.096%
Yoshio Nagai	3,246,822	0.139%
Matt Weaver	6,000,705	0.257%
Chad Yeftich	2,110,113	0.090%
Officers and directors as a group (11 persons)	154,960,793	6.627%

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of October 1, 2024. As of October 1, 2024, the number of options and performance rights beneficially owned by each of our directors, our chief executive officer and other members of our senior management, currently exercisable or exercisable within 60 days of October 1, 2024 is 5,138,024.

(2)
56,268,106 ordinary shares are held of record by Lithium Investors Americas LLC, an entity controlled by Mr. Calaway. 2,373,905 ordinary shares are held of record in the name of Mr. Calaway. 653,120 options (currently exercisable), and 353,099 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Calaway.

(3)
36,690,902 ordinary shares and 400,000 American Depositary Receipts are held of record by Mopti Pty Limited, an entity controlled by Mr. Rowe. 5,826,182 ordinary shares are held of record by Mopti Management Pty Limited, an entity controlled by Mr. Rowe. 11,092,063 ordinary shares are held of record in the name of Mr. Rowe.

(4)
1,860,949 ordinary shares are held of record by Diversa Trustees Limited as trustee for HUB24 Super Fund, an entity controlled by Mr. Davies. 2,913,096 ordinary shares, 653,120 options (currently exercisable), and 71,449 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Davies.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of October 1, 2024, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of October 1, 2024. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of October 1, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 2,338,148,568 ordinary shares issued and outstanding as at October 1, 2024. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Centaurus Capital LP(1)	377,352,433	16.1%
Sibanye-Stillwater(2)	145,862,742	6.2%

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

Record Holders

As of August 30, 2024, we had 2,337,426,302 ordinary shares outstanding. Based on information known to us, as of August 30, 2024, 778,748,128 (33.3%) of our ordinary shares were being held in the United States by 93 holders and 664,581,775 (28.4%) of our ordinary shares were being held in Australia by 268 holders. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of fiscal 2022, other than employment and “Compensation”, matters described under “Executive Compensation”, there have been no transactions or loans between us and:

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

Dividends

We have not declared any dividends during fiscal 2024, 2023 or 2022 and do not anticipate that we will do so in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the development of our business.  Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

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

On October 21, 2024, the closing price of our ordinary shares as traded on the ASX was A$0.275 per ordinary share.  Our ADSs are listed on Nasdaq under the symbol “IONR”.

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

As at September 33, 2024, the prescribed threshold applicable to the majority of non-land investments is A$330 million though a higher threshold of A$1.427 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore, Hong Kong, Peru, Chile, United Kingdom, Canada, Mexico, Malaysia and Vietnam unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

An investor in the Company would currently be subject to the mandatory notification regime if they are a foreign government investor making a direct investment in the Company.  Further, given the market capitalization of the Company at June 30, 2024 was in excess of relevant thresholds a private foreign person (from a non-partner jurisdiction) that acquires a substantial interest in the Company’s shares would also be subject to mandatory notification regime.  Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

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

For example, FIRB has stated in its guidance as at July 1, 2023 that foreign persons proposing to invest in a business or entity involved in the extraction, processing or sale of lithium are encouraged to seek FIRB Clearance on a voluntary basis.

In this circumstance, clearance may be sought on a voluntary basis.  This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have an aggregate substantial interest in the Company (disregarding certain small holdings), the Company would be considered to be a foreign person under the FATA.  In such event, we would be required to obtain FIRB Clearance for our own transactions involving the acquisitions of interests in Australian land and certain types of acquisitions of interests in Australian corporations.  FIRB Clearance for such acquisitions may or may not be given or may be given subject to conditions.  If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment.  There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;

•
a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, or a foreign government investor, holds a substantial interest (being a direct or indirect, actual or potential, voting power of 20.0% or more);

•
a corporation in which two or more persons, each of whom is either a non-Australian resident, a non-Australian corporation or a foreign government investor, hold an aggregate substantial interest (being a direct or indirect, actual or potential, voting power in aggregate of 40.0% or more);

•	a trustee of a trust or the general partner of a limited partnership in which a non-Australian resident, non-Australian corporation, or a foreign government investor, holds a substantial interest;

•
a trustee of a trust or the general partner of a limited partnership in which two or more persons, each of whom is either a non-Australian resident, a non-Australian corporation or a foreign government investor, hold an aggregate substantial interest; or

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

•	any entity in accordance with the directions, instructions or wishes of which, or of the senior officers of which, the person is accustomed or under an obligation, whether formal or informal, to act;

•	any corporation in which the person holds a substantial interest;

•	where the person is a corporation—a person who holds a substantial interest in the corporation;

•	the trustee of a trust in which the person holds a substantial interest;

•	where the person is the trustee of a trust —a person who holds a substantial interest in the trust estate; and

•	where the person is a foreign government, a separate government entity or a foreign government investor in relation to a country other than Australia (or a part of that country):
•  any other person that is a foreign government in relation to that country (or any part of that country); or
•  any other person that is a separate government entity in relation to that country (or any part of that country); or
•  any other foreign government investor in relation to that country (or any part of that country),

(subject to certain exceptions).

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

Substantial Interest

A substantial interest in an entity is an interest in at least 20% or more of the actual or potential voting power or issued shares in that entity held by a foreign person alone or together with one or more associates.

An aggregate substantial interest in an entity is an aggregate interest in at least 40% or more of the actual or potential voting power or issued shares in that entity held by two or more multiple foreign persons together with any one or more associates of any of them.

Direct Interest

Any investment (by a foreign person and its associates) of an interest of 10% or more is considered to be a direct investment.  Investments that involve interests below 10% may also be considered direct interests if the acquiring foreign person is building a strategic stake in the target, or can use that investment to influence or control the target.  In particular, it includes investments of less than 10% which include any of the following:

•
is in a position to influence or participate in the central management and control of the entity or business (e.g. preferential, special or veto voting rights or the ability to appoint directors or asset managers);

•
where the acquiring person has entered a legal arrangement relating to the businesses of that foreign person and the entity or business (e.g. contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements); or

•	is in a position to influence, participate in or determine the policy of the entity or business (e.g. building or maintaining a strategic or long-term relationship with a target entity).

Foreign Government Investor

A Foreign Government Investor is:

•	a foreign government or separate government entity;

•	an entity in which a foreign government or separate government entity has a substantial interest of 20% or more; or

•	an entity in which foreign governments or separate government entities of more than one foreign country have an aggregate substantial interest of 40% or more (subject to certain exceptions).

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

Because we did not have active business income in the taxable year ended June 30, 2024, we believe we were a PFIC in tax year 2024, and, because we do not expect to begin active business operations in the current taxable year ending June 30, 2025, we expect to be a PFIC in tax year 2025. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of the ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for the taxable year ending June 30, 2025. Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty. Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. You should consult your own tax advisor regarding our PFIC status.

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

PFIC Reporting Requirements

If we are a PFIC, each U.S. Holder would generally be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs, mark-to-market elections, and QEF elections are very complex and are affected by various factors in addition to those described above. You are urged to contact your own tax advisor with respect to the impact of PFIC status on the purchase, ownership and disposition of our ADSs, the consequences to you of an investment in a PFIC, any elections available with respect to our ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

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

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2024 and expect to be a PFIC in our taxable year ending June 30, 2025. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a PFIC.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to the ADSs or ordinary shares.

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

The availability of the foreign tax credit and the application of the limitations on its availability are fact-specific and are subject to complex rules.  You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction.  See “—Certain Australian Income Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable years 2024 and 2025).

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

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash, short-term deposits and borrowings with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2024, 2023 and 2022, we had US$35.7 million, US$52.7 million, and US$94.2 million, respectively, of cash and short-term deposits. We currently do not engage in any hedging or derivative transactions to manage interest rate risk. Additional information is set out in “Note 6.2—Financial risk management” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• •
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees Expenses of the depositary	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
	•	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2024.  Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2024, our internal control over financial reporting was effective.

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

Changes in Internal Control over Financial Reporting

During fiscal 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Services Rendered	Fiscal 2024	Fiscal 2023
Audit Fees	US$211,400	US$148,363
Audit Related Fees	US$-	US$17,811
Tax Fees	US$-	US$-
All Other Fees	US$-	US$561
Total	US$211,400	US$166,735

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

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2024.

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

•
We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq.  Our Constitution provides that five shareholders or shareholders representing at least 10% of the voting shares present shall constitute a quorum for a general meeting.  Nasdaq requires that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares.  Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we have claimed this exemption.

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

Our Trading Policy governs purchases, sales and other dispositions of our securities by our directors, executive officers and employees. We believe our Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations applicable to us. Our Trading Policy prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and from disclosing such information to others, and it prohibits trading on material nonpublic information of other companies. The foregoing summary does not purport to be complete and is qualified in its entirety by our Trading Policy, a copy of which is filed as exhibit 11.1 to this annual report.

ITEM16.K	CYBERSECURITY

Cyber security encompasses a key component of our risk management program. We partner with an IT managed services provider to assist with our cyber security program which includes monitoring and implementing various protective systems and incident reporting procedures. At this time, we do not engage any other consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity.

Within the last 12 months, we have not experienced any cybersecurity incidents or identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. The organization also participates in regular cybersecurity training.

The Board is collectively responsible for oversight of risks from cybersecurity threats. The Audit & Risk Committee assists the Board in its oversight of the Group risk management framework, including how executive officers manage material business risks. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the Audit & Risk Committee and Board. Our executive officers have limited experience in the area of cybersecurity. However, where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the Audit & Risk Committee and Board.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ioneer Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ioneer Limited

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of ioneer Limited and its subsidiaries (the Company) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

October 22, 2024

Consolidated statement of profit or loss and other comprehensive income
For the years ended June 30 2024, 2023 and 2022

		2024	2023	2022

	Note	$'000	$'000	$'000
Exploration expenditure written off	2.2	(31)	(45)	(17)
Employee benefits expensed	7.1	(5,344)	(5,967)	(5,056)
Other expenses	2.3	(3,850)	(3,684)	(6,899)
Loss from operating activities		(9,225)	(9,696)	(11,972)
Finance income	2.4	1,411	3,321	3,486
Finance costs	2.4	(11)	(16)	(17)
Net finance income / (costs)	2.4	1,400	3,305	3,469
Loss before tax		(7,825)	(6,391)	(8,503)
Income tax expense	3.1	-	-	-
Loss for the year		(7,825)	(6,391)	(8,503)
Loss attributable to equity holders of the company		(7,825)	(6,391)	(8,503)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation difference on foreign operations		(45)	(2,523)	(9,361)
Other comprehensive income/(loss) (net of tax)		(45)	(2,523)	(9,361)
Total comprehensive profit / (loss) for the year		(7,870)	(8,914)	(17,864)
Total comprehensive income / (loss) attributable to the owners of the company		(7,870)	(8,914)	(17,864)

		2024	2023	2022

Earnings per share		Cents	Cents	Cents
Basic loss per ordinary share	2.5	(0.36)	(0.30)	(0.42)
Diluted loss per ordinary share	2.5	(0.36)	(0.30)	(0.42)

The consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
As at June 30 2024 and 2023

		2024	2023

	Note	$'000	$'000
Current assets
Cash assets	4.1	35,715	52,709
Receivables	4.2	324	353
Prepayments	4.3	19	-
Total current assets		36,058	53,062

Non-current assets
Receivables	4.2	276	307
Plant and equipment	4.4	406	522
Right of use asset	4.5	71	202
Exploration and evaluation expenditure	4.7	187,664	152,226
Total non-current assets		188,417	153,257
Total assets		224,475	206,319

Current liabilities
Payables	4.7	4,543	8,340
Lease liabilities	4.7	41	134
Provisions	4.9	428	368
Borrowings	4.8	1,200	-
Total current liabilities		6,212	8,842

Non-current liabilities
Lease liabilities - non-current	4.7	42	78
Total Non-current liabilities		42	78
Total liabilities		6,254	8,920
Net assets		218,221	197,399

Equity
Contributed equity	5.1	281,671	255,364
Reserves	5.2	(3,098)	(5,438))
Accumulated losses		(60,352)	(52,527))
Total equity		218,221	197,399

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the years ended June 30 2024, 2023 and 2022

		Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	Note	$'000	$'000	$'000	$'000	$'000

As at July 1 2023		255,364	(12,716)	7,278	(52,527)	197,399
Loss for the year ended June 30 2024		-	-	-	(7,825)	(7,825)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(45)	-	-	(45)
Total other comprehensive income		-	(45)	-	-	(45)
Total comprehensive income for the year		-	(45)	-	(7,825)	(7,870)
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	4,277	-	4,277
Fair value of performance rights vested	5.2	1,892	-	(1,892)	-	-
Share issue costs	5.1	(780)	-	-	-	(780)
Shares issued from capital raise	5.1	25,141	-	-	-	25,141
Options exercised	5.2	54	-	-	-	54
As at June 30 2024		281,671	(12,761)	9,663	(60,352)	218,221

As at July 1 2022		254,273	(10,193)	5,755	(46,136)	203,699
Loss for the year ended June 30 2023		-	-	-	(6,391)	(6,391)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(2,523)	-	-	(2,523)
Total other comprehensive income		-	(2,523)	-	-	(2,523)
Total comprehensive income for the year		-	(2,523)	-	(6,391)	(8,914)
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	2,626	-	2,626
Fair value of performance rights vested	5.2	1,103	-	(1,103)	-	-
Share issue costs	5.1	(12)	-	-	-	(12)
As at June 30 2023		255,364	(12,716)	7,278	(52,527)	197,399

As at July 1 2021		174,390	(832)	7,753	(37,633)	143,678
Loss for the year ended June 30 2022		-	-	-	(8,503)	(8,503)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(9,361)	-	-	(9,361)
Total other comprehensive income		-	(9,361)	-	-	(9,361)
Total comprehensive income for the year		-	(9,361)	-	(8,503)	(17,864)
Issue of share capital
Ordinary shares cash	5.1	71,793	-	-	-	71,793
Ordinary shares non-cash	5.1	-	-	-	-	-
Proceeds from unlisted options exercised	5.1	5,689	-	-	-	5,689
Share-based payments
Share-based payments expensed/capitalised	5.2	-	-	2,331	-	2,331
Fair value of unlisted options exercised	5.2	3,317	-	(3,317)	-	-
Fair value of performance rights vested	5.2	1,012	-	(1,012)	-	-
Share issue costs	5.1	(1,928)	-	-	-	(1,928)
As at June 30 2022		254,273	(10,193)	5,755	(46,136)	203,699

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cashflows
For the years ended June 30 2024, 2023 and 2022

		2024	2023	2022

	Note	$'000	$'000	$'000
Cash flows from operating activities
Payment to suppliers and employees		(7,198)	(8,069)	(9,345)
Net cash flows used in operating activities (inclusive of GST)	4.1	(7,198)	(8,069)	(9,345)

Cash flows from investing activities
Expenditure on mining exploration and evaluation		(36,635)	(33,333)	(28,436)
Purchase of equipment	4.4	(2)	(601)	-
Interest received		1,254	1,462	49
Net cash flows used in investing activities		(35,383)	(32,472)	(28,387)

Cash flows from financing activities
Proceeds from the issue of shares	5.1	25,141	-	71,793
Proceeds from exercise of options	5.1	55	-	5,689
Equity raising expenses	5.1	(780)	(12)	(1,928)
Payments of lease liability		(130)	(213)	(162)
Proceeds from borrowings	4.8	1,200	-	-
Net cash flows received / (used in) financing activities		25,486	(225)	75,392
Net increase / (decrease) in cash held		(17,095)	(40,766)	37,660

Cash at the beginning of the financial year		52,709	94,177	62,475
Effect of exchange rate fluctuations on balances of cash		101	(702)	(5,958)
Closing cash carried forward	4.1	35,715	52,709	94,177

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022

Section 1.	Basis of preparation

INTRODUCTION - What’s New in this Report

1.1.	Reporting entity

The financial report of ioneer Ltd for the year ended 30 June 2024 was authorised for issue in accordance with a resolution of the Directors on September 18, 2024.

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended  June 30, 2024.  The Group’s assessment of the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

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
For the years ended June 30 2024, 2023 and 2022
1.4.	Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company.  Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its operations.  The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date that control ceases.  With the exception of the wind up of three Canadian entities during the financial year there has been no change in the control of any subsidiaries during the financial period.  All subsidiaries are 100% owned by the Company (2023: 100%).

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

Exploration and evaluation assets
The Group’s policy for exploration and evaluation expenditure is set out in note 4.6.  The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such estimates and assumptions may change as new information becomes available. If, after capitalization of expenditure under the policy, it is concluded that the capitalized expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss.   Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted.  Additional information is set out in note 7.3, Share-based payments.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

Segment information provided to the CODM:

Segment information	North America			Australia			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Exploration expenditure - non core	(31)	(45)	(17)	-	-	-	(31)	(45)	(17)
Other expenses	(2,383)	(1,356)	(2,870)	(1,467)	(2,328)	(4,029)	(3,850)	(3,684)	(6,899)
Reportable segment loss	(2,414)	(1,401)	(2,887)	(1,467)	(2,328)	(4,029)	(3,881)	(3,729)	(6,916)
Employee benefits and other expenses	(2,407)	(2,043)	(1,379)	(2,937)	(3,924)	(3,677)	(5,344)	(5,967)	(5,056)
Net financing income / (expense)	(1,802)	(25)	3	3,202	3,330	3,466	1,400	3,305	3,469
Net loss before income tax	(6,623)	(3,469)	(4,263)	(1,202)	(2,922)	(4,240)	(7,825)	(6,391)	(8,503)

Segment assets
Exploration assets	187,664	152,226	118,487	-	-	-	187,664	152,226	118,487
Other assets	8,576	5,258	6,158	28,235	48,835	88,600	36,811	54,093	94,758
Total assets	196,240	157,484	124,645	28,235	48,835	88,600	224,475	206,319	213,245
Segment liabilities
Payables	4,442	7,547	8,146	142	927	816	4,584	8,474	8,962
Provisions	177	167	331	251	201	166	428	368	497
Borrowings	1,200	-	-	-	-	-	1,200	-	-
Total current liabilities	5,819	7,714	8,477	393	1,128	982	6,212	8,842	9,459
Payables	(8)	78	87	50	-	-	42	78	87
Total non-current liabilities	(8)	78	87	50	-	-	42	78	87
Total liabilities	5,811	7,792	8,564	443	1,128	982	6,254	8,920	9,546
Net assets	190,429	149,692	116,081	27,792	47,707	87,618	218,221	197,399	203,699

Major customers

The Company has no major customers and nil revenues (2023 and 2022: nil).

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
2024	2023	2022
$’000	$’000	$’000

2.2.	Impairment write-off

Exploration expenditure written off	(31)	(45)	(17)
Total impairment	(31)	(45)	(17)

2.3.	Other expenses

General and administrative expenses	1,668	2,751	3,319
Consulting and professional costs	1,922	881	3,407
Depreciation and amortization	260	52	173
Total other expenses	3,850	3,684	6,899

2.4.	Net finance income / (costs)

Interest income from external providers	1,293	1,484	61
Other revenue	-	26	50
Net foreign exchange gain	118	1,811	3,375
Finance income	1,411	3,321	3,486

Bank charges	(9)	(6)	(12)
Net foreign exchange loss	-	-	-
Lease interest	(2)	(10)	(5)
Finance costs	(11)	(16)	(17)
Net finance income / (costs)	1,400	3,305	3,469

Interest income is recorded at the effective interest rate applicable to the financial instrument. Interest is recognized as it accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
2.5.	Earnings per share

	2024	2023	2022
	$’000	$’000	$’000

Earnings used in calculating earnings per share
Basic and diluted loss	(7,825)	(6,391)	(8,503)

Weighted average number of ordinary shares used as the denominator	Number	Number	Number

Issued ordinary shares - opening balance	2,098,818,267	2,091,299,420	1,896,676,204
Effect of shares issued	46,244,015	6,894,635	117,750,170

Weighted average number of ordinary shares	2,145,062,282	2,098,194,055	2,014,426,374

Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares at 30 June for basic EPS	2,145,062,282	2,098,194,055	2,014,426,374
Effect of dilution from options and rights on issue	-	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,145,062,282	2,098,194,055	2,014,426,374

	Cents	Cents	Cents
Basic loss per share attributable to the ordinary equity holders of the company	(0.36)	(0.30)	(0.42)
Diluted loss per share attributable to the ordinary equity holders of the company	(0.36)	(0.30)	(0.42)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of dilution from options and rights on issue in the financial year would be 36,820,966 (2023: 35,840,492 and 2022: 35,597,029). The impact the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Section 3.	Taxation

3.1.	Taxation

	2024	2023	2022
	$’000	$’000	$’000 [1]
Tax expense comprises:
Income tax
Current tax benefit / (expense)	-	-	-
Tax expense related to movements in deferred tax balances	-	-	-
Total tax (expense) / benefit	-	-	-
Numerical reconciliation between tax (expense) / benefit and pre-tax net result:
Loss before tax	(7,825)	(6,391)	(8,503)
Prima facie taxation benefit at 30%	(2,348)	(1,917)	(2,551)
Decrease / (increase) in income tax benefit due to:
Differences in tax rates	232	224
Non-deductible expenses	746	1,113	964
Foreign exchange and other translation adjustments	(130)	(586)	(652)
Additional tax deductible expenditure	(7)	(166)	(131)
Unrecognised tax losses relating to current year	1,507	1,181	2,528
Adjustments for prior years	-	151	(158)
Income tax (expense) / benefit	-	-	-

No provision for income tax is considered necessary in respect of the Company for the year ended June 30, 2024. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes.  The Group has estimated tax loss positions across the group as follows:

Deferred Tax
Deferred tax relates to the following:
	2024	2023
	$’000	$’000
Deferred tax relates to the following
Foreign exchange gain/loss	(1,368)	(1,238)
Losses available for offsetting against future taxable income	1,368	1,238
Net deferred tax asset	-	-

The Group has tax losses for which no deferred tax asset has been recognized on the Statement of Financial Position that amounted to $34.9 million (2023: $29.2m).

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
	Jurisdiction June 30, 2024
	Australia	USA	Canada
	$’000	$’000	$’000
Non-recognized tax losses - revenue
Balance at the beginning of the period	12,591	17,804	188
Movement during the period	(200)	5,283	-
Balance at the end of the period	12,390	23,087	188

	$’000	$’000	$’000
Non-recognized tax losses - capital
Balance at the beginning of the period	4,792	-	-
Movement during the period	-	-	-
Balance at the end of the period	4,792	-	-
Total revenue and capital losses not recognized	17,182	23,087	188

These amounts will only be obtained if:

•	the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be recognized,
•	the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law,
•	no changes in tax legislation adversely affect the Company and Controlled Entities in recognizing the benefit from the deductions for the losses,
•
the accumulated tax losses in Australia may be carried forward and offset against taxable income in the future for an indefinite period, subject to meeting Australian tax rules around continuity of ownership or business continuity test, and

•
the accumulated tax losses in the USA can be carried forward and used to offset future taxable income for a period of 20 years from the year in which the losses were incurred and losses will start to expire from the year 2027 onwards.

Ioneer Ltd is not part of an Australian tax-consolidated group. Current and deferred tax amounts (if any) are measured as a stand-alone taxpayer. There are no tax funding arrangements or tax sharing agreements in place.

The group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022

Section 4.	Invested and working capital

4.1.	Cash assets

	2024		2023
	$	’000	$	’000

Cash at bank		19,205		16,238
Short term deposits		16,510		36,471
Total cash assets		35,715		52,709
Cash flow reconciliation
Reconciliation of net cash outflow from operating activities to operating loss after tax
Loss for the period		(7,825)		(6,391)
Adjustments to reconcile profit to net cash flows:
Depreciation		118		52
Exploration expenditure written-off		31		45
Share-based payments		1,633		1,378
Net foreign exchange differences - unrealized		(96)		(1,811)
Interest income		(1,293)		(1,484)
Interest expense		11		9
Change in assets and liabilities during the financial year:
Decrease / (Increase) in trade and other receivables		(50)		(87)
(Decrease) / increase in provisions and employee benefits		(60)		(130)
Increase in accounts payable		344		350
Interest paid		(11)		-
Net cash used in operating activities		(7,198)		(8,069)

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
4.2.	Receivables

	2024	2023
	$’000	$’000
Current
Interest receivable	-	-
Other debtors	195	246
Prepayments	129	107
Total current trade and other receivables	324	353

Non-current
Other debtors	276	307
Total non-current trade and other receivables	276	307

Total current and non-current trade and other receivables	600	660

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment. Impairment losses are recognized in the profit and loss.

4.3.	Current assets - other

	2024	2023
	$’000	$’000
Current
Prepayments	19	-
Total current other assets	19	-

4.4.	Plant and equipment

	2024		2023
	$	’000	$	’000
Plant and equipment - at cost		606		629
Less accumulated depreciation		(200)		(107)
Total plant and equipment		406		522

Reconciliation of the movement
Opening balance		522		-
Additions		2		601
Disposals		-		(27)
Depreciation expense		(118)		(52)
Closing balance		406		522

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

4.5.	Right of Use Asset

	2024	2023
	$’000	$’000
Premises - at cost	368	356
Less accumulated amortization	(297)	(154)
Total Right of Use Asset	71	202

Reconciliation of the movement
Opening balance	202	245
Additions	11	161
Disposals	-	-
Amortization expense	(142)	(206)
Foreign exchange translation difference	-	2
Closing balance	71	202

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

4.6.	Exploration and evaluation expenditure

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicator of impairment has been identified as at June 30 2024.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

	2024	2023
	$’000	$’000

Exploration and evaluation expenditure	187,664	152,226
Reconciliation of movement
Opening balance	152,226	118,487
Additions - Rhyolite Ridge	35,398	33,579
Exploration expenditure - non core	71	205
Exploration expenditure - written off	(31)	(45)
Carrying amount at the end of the financial year	187,664	152,226

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
4.7.	Payables

	2024	2023
	$’000	$’000
Current
Trade creditors and other payables	4,056	6,805
Accrued expenses	487	1,535
Lease Liabilities	41	134
Total current payables	4,584	8,474

Non-current
Lease Liabilities	42	78
Total non-current payables	42	78
Total current and non-current payables	4,626	8,552

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
4.8.	Borrowings

	2024	2023
	$’000	$’000

Current
Other current debt	1,200	-
Total borrowings	1,200	-

Current debt is comprised of an unsecured loan from Sibanye Stillwater Limited. The loan will mature and be repaid in full 30 days following the termination of the strategic partnership unit purchase agreement (an agreement with Sibanye Stillwater Limited to make an equity investment of $490 million for a 50% share of the Rhyolite Ridge Project as announced on 16 September 2021) by either party, or alternatively, will be deducted from the initial capital commitment ($490 million) under the unit purchase agreement at closing (that is when all conditions precedent to the agreement are met and a final investment decision taken with Sibanye-Stillwater to develop the Rhyolite Ridge Project) . The interest rate is 0% to maturity date. If unpaid by maturity date, then the interest will be accrued at the Secured Overnight Financing Rate (SOFR) plus 8% per annum. The SOFR is the cost of borrowing cash overnight collateralised by Treasury securities.

4.9.	Provisions

Employee entitlements

	2024	2023
	$’000	$’000

Current
Provision for employee benefits	428	368
Total provisions	428	368

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022

Section 5.	Capital structure

5.1.	Share capital

Ordinary shares

	2024	2023
	$’000	$’000

2,325,614,708 (2023: 2,098,818,267) ordinary shares, fully paid	281,671	255,364

	2024	2023	2024	2023
	Number	Number	$’000	$’000
Reconciliation of movement:
Balance at the beginning of the financial year	2,098,818,267	2,091,299,420	255,364	254,273
Ordinary shares	213,602,562	-	25,141	-
Ordinary shares non-cash	-	-	-	-
Exercise of unlisted options (1)	357,710	-	54	-
Performance rights vested (2)	12,836,169	7,518,847	1,892	1,103
Share issue costs	-	-	(780)	(12)
Balance at the end of the financial period	2,325,614,708	2,098,818,267	281,671	255,364

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2024 the Company issued:
•	12,836,169 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan;
•	357,710 shares as a consequence of Options exercised under the Share Options Plan;
•	213,602,562 shares as a consequence of a share placement in May 2024.

During the year ended 30 June 2023 the Company issued:
•	7,518,847 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.

During the year ended 30 June 2022 the Company issued:
•	145,862,742 shares as a consequence of a share placement in October 2021;
•	8,260,474 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan; and
•	40,500,000 shares as a consequence of Options exercised under the Share Options Plan.

Share schemes

The Company has two share schemes in operation:
•	The Share Option Plan; and
•	The Equity Incentive Plan.

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

Share options

Movement in options on issue for the year ended June 30, 2024
	Grant date	Vesting date	Expiry date	FV per option at grant date $	Exercise price $	Opening balance	Issued	Exercised	Transferred	Closing balance
NEDs(1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	(357,710)	(357,710)	-
Ex-NEDs (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	(715,420)	-
NEDs(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
Ex-NEDs (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
NEDs(1)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	-	652,646
Ex-NEDs (2)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	-	978,969
Movement for the year ended June 30, 2024						4,369,643	-	(357,710)	(1,073,130)	2,939,803

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Movement in options on issue for the year ended June 30, 2023
	Grant date	Vesting date	Expiry date	FV per option at grant date $	Exercise price $	Opening balance	Issued	Exercised	Transferred		Closing balance
NEDs (1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-		715,420
Ex-NEDs (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	-		715,420
NEDs(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-		653,594
Ex-NEDs (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-		653,594
NEDs(1)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	(326,323)		652,646
Ex-NEDs (2)(3)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	326,323	(5)	978,969
Movement for the year ended June 30, 2023						4,369,643	-	-	-		4,369,643

(1)	NEDs refers to Non-executive directors.
(2)	Ex-NEDs refers to former Non-executive directors.
(3)	No options were issued or transferred during the year ended June 30, 2024.
(4)	No options were issued, exercised or expired during the year ended June 30, 2023.
(5)	Reflects options transterred as a result of director departures.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Performance rights

Movement in performance rights on issue for the year ended June 30, 2024
Grant		Vesting	Fair value per right grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
date		date	$	Number	Number	Number	Number	Number
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774	-	(705,871)	(1,310,903)	-
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516	-	(1,344,516)	-	-
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,527,255	-	(534,541)	(992,714)	-
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,170,190	-	(2,170,190)	-	-
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025	-	(1,274,711)	(2,367,314)	-
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016	-	(2,428,016)	-	-
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	(226,129)	-	-
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000	-	(600,000)	-	-
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	679,146	-	-	-	679,146
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	605,125	-	-	(27,948)	577,177
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	1,028,040	-	-	(83,845)	944,195
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI – performance based - KMP	01-Jul-22	01-Jul-25	0.4528	1,392,806	-	-	-	1,392,806
2022 LTI – time based – KMP	01-Jul-22	01-Jul-25	0.4250	928,538	-	-	-	928,538
Retention on employment – staff	01-Jul-22	01-Jul-25	0.4250	35,000	-	-	-	35,000
2022 Cash Bonus conversion – KMP	01-Jul-22	01-Jul-23	0.4250	1,207,370	-	(1,207,370)	-	-
2022 Cash Bonus conversion– staff	01-Jul-22	01-Jul-23	0.4250	929,307	-	(939,307)	-	-
2022 LTI – time based – staff	22-Aug-22	01-Jul-25	0.6800	200,000	-	-	-	200,000
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	200,000	-	-	-	200,000
2022 LTI – performance based – staff	01-Sep-22	01-Jul-25	0.6128	59,905	-	-	-	59,905
2022 LTI – time based – staff	01-Sep-22	01-Jul-25	0.6500	179,715	-	-	-	179,715
2022 LTI – performance based - staff	05-Sep-22	01-Jul-25	0.6448	306,987	-	-	-	306,987
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	204,658	-	-	-	204,658
2022 LTI – performance based – staff	05-Sep-22	01-Jul-25	0.5780	681,095	-	-	(29,455)	651,640
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	1,050,312	-	-	(88,364)	961,948
2022 LTI – performance based – KMP	04-Nov-22	01-Jul-25	0.5245	1,249,442	-	-	-	1,249,442
2022 LTI time based – KMP	04-Nov-22	01-Jul-25	0.5700	832,962	-	-	-	832,962
PR’s in lieu of directors fees	04-Nov-22	04-Nov-23	0.5700	385,824	-	-	-	385,824
Retention on employment - staff	01-Jan-23	01-Jan-26	0.3700	200,000	-	-	-	200,000
2023 STI time based - staff	01-Jul-23	01-Jul-24		-	548,268	-	-	548,268
2023 STI performance based – KMP	01-Jul-23	01-Jul-24		-	3,810,642	-	-	3,810,642
2023 STI time based – KMP	03-Nov-23	01-Jul-24		-	2,910,454	-	-	2,910,454
Retention on employment – directors	03-Nov-23	02-Nov-24		-	1,361,955	-	-	1,361,955
2023 LTI time based – staff	12-Sep-23	01-Jul-26		-	2,249,082	-	-	2,249,082
2023 LTI performance based – staff	12-Sep-23	01-Jul-26		-	1,361,291	-	-	1,361,291
2023 LTI time based - KMP	12-Sep-23	01-Jul-26		-	1,533,520	-	-	1,533,520
2023 LTI performance based – KMP	12-Sep-23	01-Jul-26		-	2,300,279	-	-	2,300,279
Retention on employment – staff	1-Oct-23	30-Sep-26		-	225,000	-	-	225,000
2023 LTI time based – KMP	12-Sep-23	01-Jul-26		-	1,127,137	-	-	1,127,137
2023 LTI performance based – KMP	12-Sep-23	01-Jul-26		-	1,690,704	-	-	1,690,704
2023 MD Awards – KMP	01-Oct-23	03-Oct-23		-	280,000	(280,000)	-	-
2023 cash bonus conversion – staff	29-Sep-23	01-Oct-23		-	749,694	(749,694)	-	-
Movement for the year ended 30 June 2024				31,470,849	20,148,026	(12,836,169)	(4,900,543)	33,882,163

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Movement in performance rights on issue for the year ended June 30, 2023
Grant		Vesting	Market Value per right at grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
date		date	$	Number	Number	Number	Number	Number
2019 LTI - performance based - KMP	06-Nov-20	01-Jul-22	0.1695	1,659,763	-	(547,722)	(1,112,041)	-
2019 LTI - time based - KMP	06-Nov-20	01-Jul-22	0.1950	1,106,509	-	(1,106,509)	-	-
2019 LTI -performance based - KMP	01-Jul-20	01-Jul-22	0.1400	1,676,363	-	(553,200)	(1,123,163)	-
LTI - KMP	08-Aug-19	01-Jul-22	0.1750	1,125,434	-	(1,125,434)	-	-
Sign on Performance Rights - KMP	01-Jul-19	01-Jul-22	0.1352	956,145	-	(956,145)	-	-
Retention on employment- staff	01-Jul-19	01-Jul-22	0.1352	169,457	-	(169,457)	-	-
Retention on employment- staff	15-Jul-19	15-Jul-22	0.1850	256,156	-	(256,156)	-	-
Retention on employment- KMP	01-Aug-19	01-Aug-22	0.1862	741,120	-	(741,120)	-	-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000	-	(280,000)	-	-
Special award	30-Jun-20	30-Jun-23	0.1300	200,000	-	(200,000)	-	-
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774	-	-	-	2,016,774
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516	-	-	-	1,344,516
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,527,255	-	-	-	1,527,255
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,170,190	-	-	-	2,170,190
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025	-	-	-	3,642,025
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016	-	-	-	2,428,016
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	-	-	226,129
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000	-	-	-	600,000
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	679,146	-	-	-	679,146
2021 cash bonus conversion -KMP	01-Jul-21	01-Jul-22	0.3300	909,173	-	(909,173)	-	-
2021 cash bonus conversion - staff	01-Jul-21	01-Jul-22	0.3300	469,740	-	(469,740)	-	-
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	605,125	-	-	-	605,125
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	1,028,040	-	-	-	1,028,040
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
2021 LTI time based - directors	05-Nov-21	05-Nov-22	0.7900	250,598	-	(204,191)	(46,407)	-
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI – performance based - KMP	01-Jul-22	01-Jul-25	0.4528	-	1,392,806	-	-	1,392,806
2022 LTI – time based – KMP	01-Jul-22	01-Jul-25	0.4250	-	928,538	-	-	928,538
Retention on employment – staff	01-Jul-22	01-Jul-25	0.4250	-	157,000	-	(122,000)	35,000
2022 Cash Bonus conversion – KMP	01-Jul-22	01-Jul-23	0.4250	-	1,207,370	-	-	1,207,370
2022 Cash Bonus conversion– staff	01-Jul-22	01-Jul-23	0.4250	-	929,307	-	-	929,307
2022 LTI – time based – staff	22-Aug-22	01-Jul-25	0.6800	-	200,000	-	-	200,000
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	-	200,000	-	-	200,000
2022 LTI – performance based – staff	01-Sep-22	01-Jul-25	0.6128	-	59,905	-	-	59,905
2022 LTI – time based – staff	01-Sep-22	01-Jul-25	0.6500	-	179,715	-	-	179,715
2022 LTI – performance based - staff	05-Sep-22	01-Jul-25	0.6448	-	306,987	-	-	306,987
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	-	204,658	-	-	204,658
2022 LTI – performance based – staff	05-Sep-22	01-Jul-25	0.5780	-	681,095	-	-	681,095
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	-	1,050,312	-	-	1,050,312
2022 LTI – performance based – KMP	04-Nov-22	01-Jul-25	0.5245	-	1,249,442	-	-	1,249,442
2022 LTI time based – KMP	04-Nov-22	01-Jul-25	0.5700	-	832,962	-	-	832,962
PR’s in lieu of directors fees	04-Nov-22	04-Nov-23	0.5700	-	385,824	-	-	385,824
Retention on employment - staff	01-Jan-23	01-Jan-26	0.3700	-	200,000	-	-	200,000

Movement for the year ended 30 June 2023				31,227,386	10,165,921	(7,518,847)	(2,403,611)	31,470,849
For further details regarding the Equity Incentive Plan (2018) and the Option Plan refer to note 7.3.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
5.2.	Reserves

	2024		2023
	$	’000	$	’000

Equity compensation reserve
Balance at the beginning of period		7,278		5,755
Share based payment expensed/capitalized		4,277		2,626
Fair value of unlisted options exercised		-		-
Fair value of performance rights vested		(1,103)		(1,103)
Balance at the end of the financial period		9,663		7,278

Foreign currency translation reserve
Balance at the beginning of period		(12,716)		(10,193)
Foreign currency translation differences for foreign operations		(45)		(2,523)
Balance at the end of the financial period		(12,761)		(12,716)
Total reserves		(3,098)		(5,438)

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated – 2024
Payables	4.7	4,614	-	-	-	4,614
Lease Liabilities	4.7	41	29	13	-	83
Borrowings	4.8	1,200	-	-	-	1,200
Total		5,855	29	13	-	5,897

Consolidated – 2023
Payables	4.7	8,340	-	-	-	8,340
Lease Liabilities	4.7	138	38	43	-	219
Total		8,478	38	43	-	8,559

c)	Capital management risk

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

The Group has monetary items, including financial assets, denominated in currencies other than the functional currency of the entity.  These are primarily US$ cash and intercompany loan balances in the holding company, which has an A$ functional currency.

These items are restated to A$ equivalent at each period end, and the associated gain or loss is taken to the income statement.  The US$ equivalent of these FX balances is reported in the group income statement as the functional currency financial statements are translated to US$ reporting currency for group reporting purposes.

The Group operates in a predominantly USD environment.  The majority of the Group’s financial position is managed and reported in US$.  There is a foreign exchange exposure where the Group holds financial assets and liabilities in A$. These positions are summarised in the table below.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
	Average rate for the year ended June 30 2024	Spot rate at the end of the reporting period 2024
Exchange rates applied during the year:
AUD / USD	0.6557	0.6674

	2024	2023
Financial instruments denominated in United States dollars	US$’000	US$’000
Financial assets
Cash	11,513	11,988
Trade and other receivables	105	103
Financial liabilities
Trade and other payables	(120)	(857)
Provisions	-	-
Lease liabilities	(251)	(201)

An increase in the AUD:USD foreign exchange rate of 10% would result in a:
•	$1,151,297 increase in A$ cash balance (June 30, 2023: $1,199,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$10,492 increase in A$ receivables (June 30, 2023: $10,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$11,981 increase in payables (June 30, 2023: $86,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (June 30, 2023: nil) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$25,081 increase in provisions (June 30, 2023: $20,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

A decrease in the AUD:USD foreign exchange rate of 10% would result in:
•	$1,151,297 decrease in A$ cash balance (June 30, 2023: $1,199,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$10,492 decrease in A$ receivables (June 30, 2023: $10,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$11,981 decrease in payables (June 30, 2023: $86,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (June 30, 2023: nil) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$20,081 decrease in provisions (June 30, 2023: $20,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

Interest rate risk
The Company’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% will result in a $308,000 (June 30, 2023: $687,000) decrease in the current year loss and an increase in interest income related to cash deposits.  A decrease of interest rates of 1% will result in a $308,000 (June 30, 2023: $687,000) increase in current year loss and decrease in interest income related to cash deposits.

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Commodity price risk
The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities is affected. The Company does not hedge its exposures.

Section 7.	Employee benefits and KMP disclosures

7.1.	Employee benefits expensed

	2024	2023	2022
	$’000	$’000	$’000
Non-Executive Director fees	410	401	410
Executive Director fees[2]	311	516	527
Employee benefits expense	2,990	3,674	2,906
Share-based payments	1,633	1,376	1,213
Total employee benefit expense	5,344	5,967	5,056

7.2.	Key management personnel disclosure

Key management personnel (KMP) comprised the following:

	2024	2023	2022
	$’000	$’000	$’000
Salary and Short-term incentive	3,734	3,709	2,951
Post-employment benefits	121	101	81
Share-based payments	1,884	1,501	1,620
Total payments to KMP	5,739	5,311	4,652

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
The cost of these equity-settled transactions is determined by reference to the fair value at the date at which they are granted. The fair value of the options granted is determined using the Black & Scholes option pricing model.  The fair value of the performance rights granted with time based hurdles is determined by using the 10 day Volume Weighted Average Price (VWAP) of the Company’s fully paid share capital, up to and including the date the performance rights are granted, and for the performance based performance rights the fair value is determined by using a Monte Carlo model for the valuation of the performance rights subject to the relative performance hurdle and for those rights subject to the business objectives, the valuation is equal to the value of the share price at grant date, multiplied by the number of shares anticipated to vest.

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

Equity Incentive Plan – established at the 2018 AGM

A new Equity Incentive Plan was established following the Annual General Meeting (AGM) held on October 31 2018.  The purpose of the new Equity Incentive Plan (“the Plan”) is to provide eligible persons the opportunity to participate in the growth and profits of the Company and to attract, motivate and retain their services to promote the Company’s long-term success.

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
Tranche 1: Nov 9, 2023 Tranche 2: Nov 14, 2024
Performance rights – time-based
Retention on Employment
•    Agreements with early recruits included vesting in equal instalments after 12, 24 and 36 months. However, since mid-2019 a standard approach of vesting after 3 years has been implemented.
•    Conditional on the achievement of continuing employment
N/A
Deferred STI	• 12 month vesting period from July 1 the year following the relevant STI period • Conditional on the achievement of continuing employment	N/A
LTI grants	• 36 month vesting period from July 1 of relevant period • Conditional on the achievement of continuing employment	N/A

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Type	Key terms	Expiry Date
Performance rights – performance-based
LTI grants
•     36 month vesting period from July 1 of relevant period
•     The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets:
o     HSE: Top quartile HSE & Community performance (compared to North American Mining Projects)
o     Construction: Construction delivery compared to schedule at FID
o     Ops Readiness: Operational and business readiness on track (recruiting, systems, training etc.)
o     Cost Control: Project spend within margin established at FID
o     Share price: INR shareholder return compared to competitors
•     Unlike producing organizations with established operations that typically aim to deliver performance conditions tied to anticipated revenues, production levels and growth objectives, ioneer has a single pre-production project with less certainty or control over key deliverables.  Providing the Board with the discretion to assess the extent of delivery, the importance/value of the various targets delivered (or not) allows the ability to balance shareholder expectations and KMP reward, motivation and retention.
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

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
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

•	The directors may limit the total number of options which may be exercised under the plan in any year.

A summary of options and performance rights on issue is set out in note 5.1.

Section 8.	Group structure

8.1	Controlled entities

			2024	2023	2022
Controlled entities of ioneer Ltd	Note	Country of incorporation	ownership interest	ownership interest	ownership interest
Ioneer USA Corporation		USA	100	100	100
Ioneer Minerals Corporation		USA	100	100	100
Ioneer Holdings USA Inc.		USA	100	100	100
Ioneer Holdings Nevada Inc.		USA	100	100	100
Gerlach Gold LLC		USA	100	100	100
Paradigm AZ LLC		USA	100	100	100
Ioneer Rhyolite Ridge Holdings LLC		USA	100	100	100
Ioneer Rhyolite Ridge Midco LLC		USA	100	100	100
Ioneer Rhyolite Ridge LLC		USA	100	100	100
Ioneer SLP LLC		USA	100	100	100
ioneer Canada ULC		Canada	100	100	100

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
Section 9.	Other disclosures

9.1	Capital and other commitments

	2024	2023
	$’000	$’000
Payable within one year
Water rights	498	518
Non-cancellable lease commitments	267	252
Exploration and evaluation expenditure commitments	216	170
Sub total	981	940
Payable after one year but not later than five years
Water rights	953	1,370
Non-cancellable lease commitments	54	71
Exploration and evaluation expenditure commitments	432	432
Sub total	1,439	1,872
Payable later than five years
Water rights	-	-
Non-cancellable operating lease rental commitments	-	-
Exploration and evaluation expenditure commitments	-	-
Sub total	-	-
Total commitments	2,419	2,812

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

Settlement of Rhyolite Ridge

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on June 3, 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

Notes to the Consolidated Financial Statements
For the years ended June 30 2024, 2023 and 2022
•	Pay Boundary Peak LLC US$3 million, or
•	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD $0.75 = AUD$1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at June 30, 2024.

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

In the period since June 30, 2024 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

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

4.11	Form of ioneer Ltd Employee and Consultant Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
4.12	Form of ioneer Ltd Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
8.1	List of Subsidiaries of ioneer Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
11.1	Trading Policy
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Ernst & Young
97.1	Clawback Policy
101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2024, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

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
Date: October 22, 2024