Form 20-F/A
period 2024-06-30
ioneer Ltd
filed 2024-10-23
CIK 1896084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to FORM 20-F/A

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
Yes  ☐ No  ☐

EXPLANATORY STATEMENT

ioneer Ltd (the “Company”) filed its Annual Report on Form 20-F for the year ended June 30, 2024 (the “Original Form 20-F”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2024. The Company is filing this Amendment No. 1 to the Original Form 20-F (this “Amendment”) to provide an updated report of independent registered public accounting firm.

Except as described above, this Amendment does not amend, update or change any other information set forth in the Original Form 20-F and does not reflect or purport to reflect any information or events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC.

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

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ioneer Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ioneer Ltd and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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