Form 20-F
period 2025-06-30
ioneer Ltd
filed 2025-10-22
CIK 1896084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2025: 2,608,172,516 ordinary shares.
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

On October 25, 2024, the Rhyolite Ridge Lithium-Boron Project received its federal permit from the Bureau of Land Management (“BLM”). The formal Record of Decision (“ROD”) followed the issuance in September 2024 of the final Environmental Impact Statement (“EIS”) by the BLM. This concluded the federal permitting process, which began in early 2020.

On January 20, 2025, we announced the closing of a US$996 million loan from the U.S. Department of Energy (“DOE”) Loan Programs Office (“LPO”) under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project. The total amount of the loan, US$996 million, includes US$968 million in principal and US$28 million in capitalized interest with a term of 20 years. The loan amount represents a US$268 million increase in loan principal from the conditional loan commitment announced January 16, 2023. The loan will be at an interest rate fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates. Conditions precedent to first loan funding include closing a strategic partnering agreement for the equity component of the build cost, securing necessary additional required funding and a project finance model bring down.

On February 26, 2025, we announced that Sibanye-Stillwater Ltd had decided not to proceed with the proposed joint venture in the Rhyolite Ridge Project.

On June 2, 2025, ioneer released revised Project economics to the completed definitive feasibility study (“DFS”) announced April 30, 2020, which was followed by a second announcement of further material improvement in project economics released in September 2025, which forms the basis of the Technical Report.  The updated Project economics reaffirmed Rhyolite Ridge can operate at scale, over a long life and with the potential to be a low-cost and globally significant producer of both lithium and boron.  Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and processing activities to become a U.S. source of lithium and boron. As of June 30, 2025, we had invested US$203.1 million in the Rhyolite Ridge Project

The Project has a stable overall operating cost structure to produce lithium carbonate and battery grade lithium hydroxide due to the scale and reliability of its boric acid credit. Boron remains one of the most stable natural resource commodities over many decades.

ioneer has refined Project plans over the past four years and updates now include an Association for the Advancement of Cost Engineering (“AACE”) Class 2 capital cost estimate (-10%, +15%) with approximately 70% of the Project’s engineering complete. As a result of this and other engineering work including reliability, availability and maintainability (RAM) analysis and detailed engineering design, ioneer has adopted a more conservative approach to plant availability, equipment downtime and maintenance strategies.  While this approach reduces bottom line economics, the Company believes it is appropriate for a Project of this type and scale.

The Company now estimates total capital expenditure to complete the Project will be US$1,667.9 million, including a 10% contingency (2020 DFS estimate US$785 million).

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

We also maintain a website at www.ioneer.com.  The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

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

Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” are to United States dollars.  Our reporting and functional currency has traditionally been the Australian dollar, although our U.S. subsidiaries have used U.S. dollars as their reporting and functional currency.  Effective July 1, 2022, we changed our reporting currency from Australian dollars to U.S. dollars, in order to better align the reporting currency with the underlying transactions.  This annual report contains translations of certain Australian dollar amounts into U.S. dollar amounts for convenience.  Unless otherwise noted, all translations from Australian dollars to U.S. dollars in this annual report were made at A$0.6561 to US$1.00, the noon buying rate for June 30, 2025, as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System.

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

Our fiscal year ends on June 30.  We designate our fiscal year by the year in which that fiscal year ends – for example, “fiscal 2025” refers to our fiscal year ended June 30, 2025.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to mineral resources is based on estimates and data included in the report dated September 30, 2025, by Independent Mining Consultants, Inc. entitled “Technical Report Summary of the Rhyolite Ridge Lithium-Boron Project” (as amended, the “TRS”), which is being filed as an exhibit to this annual report on Form 20-F.

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

We estimated in June 2025 that development of the Project would require approximately US$1,668 million. We expect that this estimate will increase due to cost inflation in the global mining industry until re-estimated at the time of taking a final investment decision (the “FID”). We expect to fund part of the capital expenditure for the Project with proceeds from the US$996 million loan from the U.S. Department of Energy (DOE) Loan Programs Office. ioneer is currently running a strategic partnering process with the assistance of Goldman Sachs to secure a sale of a stake in the Project.

We continue to actively assess options to fund the Project beyond these sources of funding, including through further strategic partnering, debt and equity. Project funding considerations and funding sources will be considered in any decision to approve the FID.

We cannot assure you that we will have, or will be able to raise on favorable terms or at all, sufficient cash to fully develop the Project and also to maintain adequate liquidity to satisfy future working capital requirements.  There can be no assurances that we will be able to meet all conditions precedent to funding under the DOE loan. Even if the relevant conditions precedent are met for the debt from the DOE, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.  In addition, any reduction in federal funding or changes in the terms of funding could impact our ability to operate, thereby affecting our operational capabilities and financial performance.  Furthermore, we anticipate that between the release of the June 2025 cost estimate, and any future FID, there will be construction cost inflation across the global mining industry. We expect similar pressure to also increase the capital cost estimates at the Project, in particular as it relates to labor, fuel and logistics costs. If we are unable to raise additional funds through equity or debt financing, we may not have the necessary cash resources to finance our business plan.  If we are able to raise additional funds, these funds may be on less favorable terms than anticipated, which may adversely affect our future profitability and financial flexibility.

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

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage.  There are also risks against which we cannot insure or against which we may elect not to insure.  The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially, our financial viability.

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

Our long-term success, including the recoverability of the carrying values of our assets, our ability to acquire additional projects, and continuing with development, exploration and commissioning and mining activities on our existing projects, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable deposits and develop profitable mining activities.  The economic viability of our mining activities has many risks and uncertainties including, but not limited to:

•	a significant, prolonged decrease in the market prices of lithium or boron;

•	difficulty in marketing and/or selling lithium or boron;

•	significantly higher than expected capital costs to construct our mine;

•	significantly higher than expected extraction costs;

•	significantly lower than expected ore extraction quantities;

•	significantly lower than expected recoveries;

•	significant delays, reductions or stoppages of ore extraction activities;

•	significant delays in achieving commercial operations; and

•	the introduction of significantly more stringent regulatory laws and regulations.

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

Our failure to successfully secure any potential future strategic partners, or to close conditions precedent to the DOE Loan, could have an adverse effect on us.

We believe that any potential future strategic partners and the loan from the DOE Loan Programs Office will give us additional capital to substantially fund our growth and expand our operational capabilities.  However, our failure to successfully identify, complete and integrate any potential future strategic partners, or to close conditions precedent to first draw of the loan from the DOE Loan Programs Office, could have adverse consequences on us.  Additionally, at this time we cannot predict what effect, if any investment by potential future strategic partners, or the loan from the DOE Loan Programs Office will have on the trading price of our ordinary shares or the ADSs.

We had targeted to close the transactions encompassing a joint venture with Sibanye Stillwater Limited (“Sibanye”) in the first quarter of calendar year 2025.  However, the closing of such transactions was subject to various conditions precedent, including obtaining necessary project permits, executing the Sibanye-Stillwater agreement, securing adequate debt financing, and procurement of additional funding requirements to enable us to make an FID regarding the Rhyolite Ridge Project.  In February 2025, Sibanye decided not to proceed with the joint venture and ioneer and Sibanye terminated the related Unit Purchase and Subscription Agreement. Although this development has not resulted in a material adverse effect on the trading price of our ordinary shares or the ADSs, there can be no assurances that our future agreement with strategic partners will be executed on terms and timeline reasonably satisfactory to us.

Additionally, on January 20, 2025, we announced the closing of a loan from the DOE’s Loan Programs Office under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project. Conditions precedent to first loan funding include closing a strategic partnering agreement for the equity component of the build cost, securing necessary additional required funding and a project finance model bring down. We cannot guarantee that these conditions precedent will be satisfied according to our anticipated timeline or at all.  If for any reason the conditions precedent to the loan are not satisfied according to our anticipated timeline or at all, including due to new or changed policies implemented by the administration in the United States, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

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

While currently pending lawsuit and regulatory proceedings have not impacted our permitting or development activities to date, legal challenges by third parties, such as non-governmental organizations, could materially adversely affect our operations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate have the potential to materially adversely affect us.

The Project is located on federal lands administered by the Bureau of Land Management (the “BLM”) under the Federal Land Policy and Management Act of 1976 (“FLPMA”).  Proposed BLM actions require review under the National Environmental Policy Act (“NEPA”). The Project completed the NEPA review and received BLM approval under FLPMA to mine our properties at Rhyolite Ridge in October 2024.  The process for permitting applications is often complex and time-consuming, requiring a significant amount of time and other resources.  The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control.  Any amendments to our development, mining or production plans would need to be approved by relevant regulatory authorities.  There is no certainty that any future permitting changes will be approved.

Certain key federal and other state permits are required for the Rhyolite Ridge Project to proceed.  These include air quality, water pollution control, and reclamation permits and approvals of the Company’s use of water under the water rights certificates and permits the Company holds.  Applications have been submitted for many of the necessary permits and rights.  The Company has received a Water Pollution Control Permit and Class II Air Quality Permit from the State of Nevada. The BLM published a final Environmental Impact Statement for the Project in September, 2024 and a positive Record of Decision (“ROD”), in October 2024. Receipt of the positive ROD gives us a license to commence construction activity at Rhyolite Ridge. Future actions, expansions or material changes to process from those described in the current plan of operation may require additional BLM review under NEPA and or modifications to our State of Nevada authorizations. There can be no assurance that all necessary additional approvals and permits will be obtained for either of the Company’s projects, projected timelines for agency permitting decisions will be met, or the projected costs of permitting will prove accurate.

In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could lead to administrative reconsiderations or reversals of permitting decisions. On October 31, 2024, three non-government organizations (Center for Biological Diversity, Great Basin Resource Watch and Western Shoshone Defense Project) filed suit against the BLM seeking to vacate the Department of Interior decisions related to the BLM’s Record of Decision and FWS’s Biological Opinion related to the Rhyolite Ridge approval.  ioneer has since joined the case as an intervenor.  The case is pending in the United States District Court for the District of Nevada and no injunctions related to the initiation of site construction have been issued. However, appeals and similar litigation processes can cause lengthy delays, with uncertain outcomes.  Such issues could impact the expected development timelines of the Company’s projects and have a material adverse effect on our business.

Endangered or threatened species protections may impact the development of the project by subjecting it to time delays, restrictions or mitigation measures.  For example, the Center for Biological Diversity petitioned both the U.S. Fish and Wildlife Services (“FWS”) and the Nevada Department of Conservation and Natural Resources (“NDCNR”) to require additional protection for Tiehm’s buckwheat, a plant found along the western margin of the Company’s Rhyolite Ridge ore deposit. On December 14, 2022, FWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (“ESA”) and designated approximately 910 acres of critical habitat. For Tiehm’s buckwheat, critical habitat includes the approximately 10 acres of occupied habitat suitable for the species and approximately 900 acres of surrounding land that has been identified because of their potential to support pollinators for Tiehm’s buckwheat.  As part of publication of the Final Environmental Impact Statement (EIS) by BLM on September 20, 2024, the USFWS also formally released the ESA Section 7 Biological Opinion, concluding the Rhyolite Ridge Project will not jeopardize the ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat. The issuance of the Biological Opinion marked the end of the ESA consultation process between FWS and the BLM regarding Rhyolite Ridge.  The NDCNR process is ongoing.

Also prompted by a Center for Biological Diversity petition, the FWS proposed listing of Fish Lake Valley Tui Chub (FLVTC) as an endangered species on May 20, 2025. The species is a small minnow found in the McNett Spring system, at a location adjacent to the access road and infrastructure corridor for the Rhyolite Ridge Project, approximately 2,200 feet from the infrastructure corridor and more than 8 miles from and approximately 1,600 feet lower in elevation than the project. A second FLVTC population has been introduced into Lida Pond which is over 50 miles from the Rhyolite Ridge Project.

While we do not believe adverse impacts will occur to such species from Rhyolite Ridge Project activities, should the FLVTC be listed, the BLM could potentially require Section 7 consultation to be reinitiated, which may delay project timelines.

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

We cannot predict at this time what changes, if any, to federal laws or regulations may be adopted or imposed by Congress and the Trump Administration.  We cannot provide any assurance that future changes in environmental laws and regulations will not adversely affect our current operations or future projects.  Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, requiring changes to operating constraints, technical criteria, fees or financial assurance requirements.

Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gas emissions (“GHGs”), and a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs.  Cap and trade programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs The United States rejoined the Paris Agreement but is in the process of withdrawal with a formal exit set for January 2026.  Various states and local governments such as Nevada’s have also vowed to continue to enact regulations to satisfy their proportionate obligations under the Paris Agreement.  The adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs could require us to incur increased operating costs.  Finally, some scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events; if such effects were to occur, they could have an adverse impact on our operations.

Lithium and boron prices are subject to unpredictable fluctuations.

We currently expect to derive revenues, if any, principally from the sale of refined lithium and boron compounds.  The price of these materials may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, tariff rate changes, export regulations, chemical classifications, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products.  The effect of these factors on prices, and therefore the economic viability of any of our properties, cannot accurately be predicted.

Changes in technology or other developments could result in preferences for substitute products.

Lithium, boron and their derivatives are preferred raw materials for certain industrial applications, such as lithium-ion batteries.  Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive.  Some of these technologies could be successful and could adversely affect demand for lithium batteries in personal electronics, electric and hybrid vehicles and other applications, as well as the type of lithium product required.  We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon.  In addition, alternatives to such products may become more economically attractive as global commodity prices shift.  Any of these events could adversely affect demand for and market prices of lithium, thereby resulting in a material adverse effect on the economic feasibility of extracting any mineralization we discover and reducing or eliminating any reserves we identify.

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

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.  The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the open market.  If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law.  To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court.  However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement.  In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.  We believe that this is the case with respect to the deposit agreement and the ADSs.  In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs.  It is advisable that you consult legal counsel regarding the jury waiver provision before obtaining ADSs.

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

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is currently expected to be June 30, 2028, unless we change our fiscal year to December 31, in which case such date will be December 31, 2027;

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

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2025, and we expect to be a passive foreign investment company for the current taxable year, which could have adverse tax consequences for our investors.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes.  Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.  As discussed in “Taxation—Material U.S.  Federal Income Tax Considerations—Certain Tax Consequences If We Are a PFIC,” we believe that we were a PFIC for the taxable year ended June 30, 2025 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year because we do not expect to begin active business operations in the current taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”) holds ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.  Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations.  A U.S. Holder may, in certain circumstances, make a timely qualified electing fund (“QEF”) election or a mark-to-market election to avoid or minimize the adverse tax consequences described above.  We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election.  Potential investors should consult their tax advisors regarding all aspects of the application of the PFIC rules to the ADSs and ordinary shares.

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

•	During 2016 and 2017, we drilled an additional 28 RC holes (17,330 feet) and 3 diamond HQ core holes (about 2,800 feet) at the property, for a total of over 20,000 feet of drilling.

•	During 2017 and 2018, we performed all payment obligations under the mining lease.

•	In October 2018, we completed a Prefeasibility Study (“PFS”).

•
During 2018 and 2019, we commissioned additional infill drilling to further define the lithium-boron resource at the site, collecting and testing approximately 29,000 feet of additional core and installing one test well, three monitoring wells, and five vibrating wire piezometers.  In addition, we signed our first binding offtake agreement for boron.

•
In 2020, we completed a Definitive Feasibility Study (“DFS”) which affirmed the Project’s scale, long life and potential to become a low-cost and globally significant producer of both lithium and boron products.

•	During 2021, we announced our first lithium offtake agreement and continued to advance engineering, funding discussions and project permitting.

•	In June 2021, we agreed a binding 3-year offtake agreement with EcoPro Innovation for 2,000 tpa of lithium carbonate.

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

•	In October 2021, the Company completed a US$70 million strategic investment by Sibanye-Stillwater.

•	In February 2022, we announced that EcoPro Innovation, a major Korean battery manufacturer had increased its 3-year lithium offtake volume to 7,000 tpa.

•	In June 2022, our ADSs were listed and commenced trading on Nasdaq.

•	In July 2022, we agreed a binding 5-year offtake agreement with the Ford Motor Company for 7,000 tpa of lithium carbonate.

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

•	In May 2023, we announced a lithium offtake agreement with Dragonfly Energy Holdings Corp. (NASDAQ: DFLI), a Nevada-based industry leader in energy storage for 250 tpa of lithium carbonate.

•
In October 2023, we announced a Research and Development Memorandum of Understanding with EcoPro Innovation Co Ltd, a global leader in battery grade high purity lithium hydroxide conversion. The Lithium Clay R&D project is currently excluded from the Stage 1 Project design and economics.

•	In April 2024, we announced the draft Environmental Impact Statement (“DEIS”) for the Project was made public by the Federal Bureau of Land Management (BLM) and was published in the Federal Register.

•
In April 2024, we announced that we had completed three separate geotechnical drilling programs (53 drill holes in total) under 2920 permits with a primary reason to collect geotechnical data. The 53 holes were drilled outside of the then mineral resource over an area of approximately 0.8 km2 – compared to the 3 km2 footprint of the current Resource.

•
In September 2024, the BLM published the Final Environmental Impact Statement (“EIS”) regarding the Rhyolite Ridge Project, which included the FWS Biological Opinion concluding the Project would not jeopardize ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat.  Publication of the Final EIS begins a 30-day statutory waiting period before a Record of Decision can be issued.

•	In October 2024, ioneer announced it had received a positive Record of Decision, being final approval from the U.S. Government to develop the Rhyolite Ridge Project.

•
In January 2025, ioneer announced the closing of a US$996 million loan (consisting of $968 million in principal and $28 million of capitalized interest) from the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project.

•	In February 2025, Sibanye-Stillwater announced that it had decided not to proceed with the proposed joint venture in the Rhyolite Ridge Project.

•	In March 2025, the Company announced a 45% increase in the mineral resource estimate for the Rhyolite Ridge Project to 510 Million tonne (“Mt”).

•	In June 2025, ioneer announced the more than quadrupling of ore reserve to 247 Mt, and updated economics for the Project.

•	In September 2025, ioneer announced a further material improvement in Project economics achieved through leach optimization.

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

We also maintain a web site at www.ioneer.com.  The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

We were originally incorporated on October 26, 2001, as Paradigm Geoscience Pty Ltd.  The Company changed its name to Global Geoscience Pty Limited on September 21, 2007, and was listed on the Australian Stock exchange as a public company on December 19, 2007.  On October 31, 2018, the Company changed its name to ioneer Ltd.

Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Demonstrated potential to become a world-class lithium-boron producer

•	Definitive Feasibility Study (2020) and updated Project economics (2025) confirm plans for a large, long-life, low-cost operation

•	Strategically advantageous location in a tier-one mining jurisdiction with easy access to key US and Asian markets

•	Set to produce two materials essential in a modern world and well-positioned to capitalize on expected lithium demand boom

•
Completed offtake strategy for both boron and lithium production, obtained significant debt financing, subject to the satisfaction of conditions precedent, via the US$996 million conditional loan from U.S. Department of Energy Loan Programs Office

•
Engaged top-tier mining, engineering, processing and environmental partners in Fluor, Veolia, and AtkinsRealis (previously SNC Lavalin). Approximately 70% detailed engineering has been completed on a state-of-the-art facility

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

Development Plans

Subject to market conditions and the ability to define an economically viable project, our business plan for the Project is to become a low-cost and globally significant producer of both lithium and boron products.  We plan to effect our business plan by:

•	Complete required permitting and zoning activities. Though we must obtain several permits, there are three key permits necessary before we can begin construction at Rhyolite Ridge, namely:

•	a Class II Air Quality Permit from the Nevada State Government (Received in June 2021) was resubmitted for approval to amend it for the updated approved mine plan - received July 2025

•	a Water Pollution Control Permit from the Nevada State Government (Received July 2021) was resubmitted for approval to amend it for the updated approved mine plan – received August 2025; and

•	completion of an environmental review and final decision by the federal government authorizing the use of federal land under the National Environmental Policy Act (“NEPA”) – received in October 2024.

•	Undertake discussions with potential offtake parties for future sales of lithium and boron products.

•
Lithium – We announced our first lithium offtake agreement on June 30, 2021 with EcoPro Innovation (“EcoPro”), a large Korean lithium and battery materials manufacturer.  On February 16, 2022 we announced that EcoPro had exercised an option under the agreement to increase the annual supply volume.  Under the agreement, we will deliver 7,000 tonnes per annum (tpa) of lithium carbonate to EcoPro over a three-year term, which we estimate will represent approximately one-third of our projected lithium carbonate production over that period.  On July 22, 2022 we announced a five-year binding offtake agreement with the Ford Motor Company for the supply of 7,000 tpa of technical grade lithium carbonate.  On August 1, 2022 we announced the signing of a further five-year binding offtake agreement with PPES, a joint venture battery company between Toyota Motor Corporation and Panasonic Corporation.  The agreement is for a total of 4,000 tonnes per annum of lithium carbonate from ioneer’s Rhyolite Ridge Lithium-Boron operation in Nevada and represents approximately 20% of annual output in the first five years of production.  In total, the three binding offtake agreements account for approximately 90% of our expected first three years of production of lithium carbonate. In May 2023, we announced a commercial offtake agreement partnership with Dragonfly Energy Holdings Corp. (“Dragonfly”) for a variable amount of surplus tonnes available after meeting previously announced offtake commitments. The contract duration is three years beginning when ioneer notifies Dragonfly that the project has been fully completed and commissioned.

•
Boron – On December 18, 2019, we announced our first binding offtake agreement for the sale of boric acid to Dalian Jinma Boron Technology Group Co. Ltd (“Jinma”) for 105,000 tpa of boric acid which included a distribution agreement for the territories of China and Taiwan.  On May 21, 2020, we announced that we had secured two separate boric acid Distribution and Sales Agreements for the supply of boric acid to Kintamani Resources Pte Limited and Boron Bazar Limited.  In aggregate, the volume commitments and minimum volume targets in these agreements place 100% of our first four years of projected boric acid production.  As with our lithium carbonate agreements, we anticipate entering into offtake and other sales agreements with a variety of partners to build a diversified customer base for our boric acid production.  We anticipate that our boric acid production will account for approximately 25% of the Project’s revenue.

•
Complete pre-construction engineering.  This workstream includes progressing engineering to the start of the Full Notice to Proceed (“FNTP”) phase; also known as the Engineering, Procurement, and Construction Management (“EPCM”) phase.  The key aim of ongoing activities is to be construction ready to support construction mobilization following FNTP award.  The FNTP award will be dependent on the receipt of all permitting.

•
Complete required financing activities.  We estimated in June 2025 that development of the Rhyolite Ridge Project would require approximately US$1,668 million, and we will update the cost estimate prior to making a FID. If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. We plan to fund the capital expense by raising equity capital by selling an interest in the Rhyolite Ridge Project to a strategic partner and drawing on the DOE Loan Program’s Office loan of US$996 million, subject to the satisfaction of conditions precedent. Even if the conditions precedent to first draw of the DOE loan are met, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.

•
Complete Construction at the Rhyolite Ridge Project.  We are targeting to commence construction as soon as all permitting is received, funding is in place and the Company makes an FID to construct the Project. The timing of making an FID and starting construction is dependent on the outcomes of the strategic partnering process. Construction is expected to be approximately 36 months (including the supply of long-lead items). We anticipate a 6-month period of ramp-up of production post the start of construction.

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

Mineral Resource Estimate (exclusive of ore reserves), for Rhyolite Ridge South Basin (as of the end of August, 2025) Based on Prices Set Forth in Footnote 6 Below

Stream	Group	Classification	Tonnage kt	Li ppm	B ppm	Li2CO3 wt. %	H3BO3 wt. %	Contained Li2CO3 kt	Contained H3BO3 kt
Stream 1 (>= 5,000 ppm B)	Upper Zone B5 Unit	Measured	10,414	1,921	15,063	1.02	8.61	106	897
		Indicated	7,214	1,749	13,240	0.93	7.57	67	546
		Total (M&I)	17,628	1,850	14,317	0.98	8.19	174	1,443
		Inferred	10,628	1,712	10,563	0.91	6.04	97	642
		Total (MII)	28,255	1,798	12,905	0.96	7.38	270	2,085
	Upper Zone M5 Unit	Measured	1,073	2,186	7,397	1.16	4.23	12	45
		Indicated	814	2,100	7,535	1.12	4.31	9	35
		Total (M&I)	1,887	2,149	7,456	1.14	4.26	22	80
		Inferred	763	2,197	6,515	1.17	3.73	9	28
		Total (MII)	2,650	2,163	7,185	1.15	4.11	31	109
	Upper Zone S5 Unit	Measured	1,456	1,561	7,467	0.83	4.27	12	62
		Indicated	1,393	1,571	7,132	0.84	4.08	12	57
		Total (M&I)	2,849	1,566	7,303	0.83	4.18	24	119
		Inferred	1,572	1,400	6,469	0.75	3.70	12	58
		Total (MII)	4,421	1,507	7,006	0.80	4.01	35	177
	Upper Zone Total	Measured	12,943	1,902	13,573	1.01	7.76	131	1,004
		Indicated	9,420	1,753	11,844	0.93	6.77	88	638
		Total (M&I)	22,363	1,839	12,845	0.98	7.34	219	1,642
		Inferred	12,963	1,703	9,828	0.91	5.62	117	728
		Total (MII)	35,326	1,789	11,738	0.95	6.71	336	2,371
	Lower Zone L6 Unit	Measured	12,014	1,355	9,838	0.72	5.63	87	676
		Indicated	26,139	1,319	10,365	0.70	5.93	183	1,549
		Total (M&I)	38,153	1,330	10,199	0.71	5.83	270	2,225
		Inferred	13,914	1,415	12,287	0.75	7.03	105	978
		Total (MII)	52,067	1,353	10,757	0.72	6.15	375	3,203
	Total Stream 1 (all zones)	Measured	24,957	1,639	11,775	0.87	6.73	218	1,680
		Indicated	35,559	1,434	10,757	0.76	6.15	271	2,187
		Total (M&I)	60,516	1,518	11,177	0.81	6.39	489	3,867
		Inferred	26,877	1,554	11,101	0.83	6.35	222	1,706
		Total (MII)	87,393	1,529	11,153	0.81	6.38	711	5,573
Stream 2 (>= 11.13/tonne net value, < 5,000 ppm B. Low Clay)	Upper Zone B5 Unit	Measured	438	2,321	2,925	1.24	1.67	5	7
		Indicated	362	2,092	3,674	1.11	2.10	4	8
		Total (M&I)	800	2,217	3,264	1.18	1.87	9	15
		Inferred	3,690	1,695	1,776	0.90	1.02	33	37
		Total (MII)	4,491	1,788	2,041	0.95	1.17	43	52
	Upper Zone S5 Unit	Measured	9,400	996	1,226	0.53	0.70	50	66
		Indicated	7,981	1,012	1,524	0.54	0.87	43	70
		Total (M&I)	17,382	1,003	1,363	0.53	0.78	93	135
		Inferred	15,491	889	1,014	0.47	0.58	73	90
		Total (MII)	32,873	949	1,198	0.51	0.69	166	225
	Upper Zone Total	Measured	9,839	1,055	1,302	0.56	0.74	55	73
		Indicated	8,343	1,059	1,617	0.56	0.92	47	77
		Total (M&I)	18,182	1,057	1,447	0.56	0.83	102	150
		Inferred	19,187	1,044	1,160	0.56	0.66	107	127
		Total (MII)	37,369	1,050	1,300	0.56	0.74	209	278
	Lower Zone L6 Unit	Measured	19,043	1,155	1,979	0.61	1.13	117	215
		Indicated	51,191	1,158	1,624	0.62	0.93	316	475
		Total (M&I)	70,234	1,157	1,720	0.62	0.98	433	691
		Inferred	47,474	1,244	790	0.66	0.45	314	214
		Total (MII)	117,708	1,192	1,345	0.63	0.77	747	905
	Total Stream 2 (all zones)	Measured	28,881	1,121	1,748	0.60	1.00	172	289
		Indicated	59,535	1,144	1,623	0.61	0.93	363	553
		Total (M&I)	88,416	1,137	1,664	0.60	0.95	535	841
		Inferred	66,662	1,186	897	0.63	0.51	421	342
		Total (MII)	155,078	1,158	1,334	0.62	0.76	956	1,183
Stream 3(>= 11.13/tonne net value, < 5,000 ppm B, High Clay)	Total Stream 3 (M5 zone)	Measured	13,602	2,202	1,487	1.17	0.85	159	116
		Indicated	11,437	2,100	1,205	1.12	0.69	128	79
		Total (M&I)	25,039	2,155	1,358	1.15	0.78	287	194
		Inferred	11,608	1,654	601	0.88	0.34	102	40
		Total (MII)	36,647	1,997	1,118	1.06	0.64	389	234
All Streams	M&I Resource	Measured	67,440	1,530	5,406	0.81	3.09	549	2,085
		Indicated	106,531	1,344	4,627	0.72	2.65	762	2,818
		Total (M&I)	173,971	1,416	4,929	0.75	2.82	1,311	4,903
	Inferred Resource	Inferred	105,147	1,332	3,472	0.71	1.99	745	2,088
		Total (MII)	279,117	1,384	4,380	0.74	2.50	2,056	6,991

Notes:

1.	Ktonnes = thousand tonnes; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium carbonate; H3BO3 = boric acid.

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

3.
The statement of estimates of mineral resources has been compiled by Independent Mining Consultants, Inc. (“IMC”) and is independent of ioneer and its affiliates. IMC has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Qualified Person as defined in Subpart 1300.

4.
All mineral resource figures reported in the table above represent estimates at August 2025. Mineral resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate.

5.
Mineral resources have been prepared in accordance with requirements of Subpart 1300. Mineral resources are also reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).

6.
The mineral resource estimate is the result of determining the mineralized material that has a reasonable prospect of economic extraction. In making this determination, constraints were applied to the geological model based upon a pit optimization analysis that defined a conceptual pit shell limit. The conceptual pit shell was based upon a net value per tonne calculation including a 5,000ppm boron cut-off grade for high boron – high lithium (HiB-Li) mineralization (Stream 1) and a $11.13/tonne net value cut-off grade for low boron (LoB-Li) mineralization  below 5,000ppm boron broke into two material types, low clay and high clay material respectfully (Stream 2 and Stream 3). The pit shell was constrained by a conceptual mineral resource optimized pit shell for the purpose of establishing reasonable prospects of eventual economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the mineral resource pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralization, $11.13/tonne net value cut-off grade for LoB-Li low clay mineralization and LoB-Li high clay mineralization; mining cost of US$1.69 /tonne; G&A cost of US$11.13 /process tonne; plant feed processing and grade control costs which range between US$18.87/tonne and US$98.63/tonne of plant feed (based on the acid consumption per stream and the mineral resource average grades); boron and lithium recovery (respectively) for Stream 1: M5 80.2% and 85.7%, B5 78.3% and 85.2%, S5 77.0% and 82.5%, L6 75.8% and 79.4%; Stream 2 and 3: M5 65.0% and 78.0%, B5 78.3% and 85.2%, S5 46.8% and 84.8%, L6 32.9% and 78.7%,  respectively; boric acid sales price of US$1,172.78/tonne; lithium carbonate sales price of US$19,351.38/tonne.

7.	The mineral resource is reported exclusive of the mineral reserves.

In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 meter radius around several distinct plant populations that occur on the Project site. ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations, approved by the BLM’s ROD in October 2024, has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the August 2025 mineral resource estimate was not adjusted to account for any adjustments from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the mineral resources for the August 2025 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future studies for the Project. These permitting assumptions and factors may result in potential changes to the mineral resource footprint in the future.

Comparison with Previous Resource

The Table below presents a summary comparison of the current August 2025 mineral resource estimate against the previous mineral resource estimate for the Project, prepared by WSP USA Inc. (“WSP”) in October 2023.

Category	Tonnage (MT)[1]	Li, ppm	B,ppm	Li2CO3 ktonnes	H3BO3 ktonnes
August 2025
Measured	67.4	1,530	5,406	549	2,085
Indicated	106.5	1,344	4,627	762	2,818
Sum M&I	174.0	1,416	4,929	1,311	4,903
Inferred	105.1	1,332	3,472	745	2,088
Total	279.1	1,384	4,380	2,056	6,991
October 2023
Measured	17.1	1,503	9,374	137	919
Indicated	220.1	1,760	4,654	2,061	5,856
Sum M&I	237.2	1,741	4,995	2,198	6,775
Inferred	62.1	1,795	4,392	593	1,558
Total	299.3	1,752	4,870	2,791	8,334
Difference
Measured	50.3			412.2	1,165.7
Indicated	-113.6			-1,299.4	-3,038.0
Sum M&I	-63.3			-887.3	-1,872.3
Inferred	43.1			152.7	529.2
Total	-20.2			-734.5	-1,343.1

Notes:

1.	MT = one million metric tonnes.

The updated August 2025 mineral resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralization within the B5, M5, S5 and L6 geological units (Stream 1) as well as a $11.13/tonne net value cut-off grade to LoB-Li low clay mineralization in the  B5, S5 and L6 geological units (Stream 2) and LoB-Li high clay  in the M5 geological unit (Stream 3). All three styles of mineralization have also been constrained by the application of a single high-level optimized resource pit shell.

Relative to the October 2023 mineral resource estimate, the updated August 2025 mineral resource estimate for the Project reflects a decrease in the estimated resource tonnes and grades due to the conversion of resource to reserve.  The material changes that have affected the resource model and resource estimate are as follows:

•           Drill Hole Database: added 54 holes (5 RC, 49 core), total additional meters  - 9,183 m (30,129 ft) and 1,547 additional assay samples;

•           Density: Use of 2010 density dataset was not used in the August 2025 resource as the values could not be validated leading to a lower density value and overall tonnage than calculated in October 2023 resource;

•           Resource Block Model: new geologic framework and grade estimation: tabulation changed from a 1.52m (5 ft) model to 9.14 m (30ft) reblock model from a 1.52 m (5 ft) model;

•           Recovery: changed from one recovery (Boron at 83.5%, Lithium at 81.1%) to recovery by seam and process stream;

•           Process Costs: changed from one total process cost to combination of fixed cost (by seam and stream) plus a cost of acid based on the acid consumption calculated for each block in the resource model, Reduced leach retention time is reduced from three days to two; and

•           Resource Tabulation: changed from tabulating seams M5, B5, L6 above 5,000 ppm Boron to tabulating M5, B5, S5, L6 for process Streams 1, 2 and 3.

Estimation Methodology

•          Drill core samples were assayed on nominal 1.52 m lengths and this data set was composited to 1.52m lengths which respected seam contacts and was used for the interpolation of grade data into a 1.52m bench height block model. The data set honored geological contacts (i.e. assay intervals did not span unit contacts).

•          Based on a statistical analysis, extreme B grade values were identified in some of the units other than the targeted G5, B5, M5, S5, G6, L6 and Lsi units. The units other than these units were not estimated so no grade capping was applied to the drill hole database.  The units B5, M5, S5 and L6 are the units of economic interest and the grades in these units and the adjacent units were estimated for completeness when re-blocking to a 9.14m bench height block model used to tabulate the mineral resource.

•          The geological model was developed as a gridded surface stratigraphic model with fault domains included which offset the stratigraphic units in various areas of the deposit.  The geological model was developed by GSI Enviromental Inc., an engineering and enviromental science consulting firm, under direction of ioneer and provided to IMC as the geologic basis for grade estimation.  IMC has reviewed the geological model and accepts the interpretation.

•          Domaining in the model was constrained by the roof and floor surfaces of the geological units. The unit boundaries were modelled as hard boundaries, with samples interpolated only within the unit in which they occurred.

•          The geological model used as the basis for estimating mineral resources was developed as a stratigraphic gridded surface model using a 7.6m regularized grid in plan. The grade block model was developed using a 7.6m north-south by 7.6m east-west by 1.52m vertical block dimension (no sub-blocking was applied). The grid cell and block size dimensions represent 25 percent of the nominal drill hole spacing across the model area.  The model was reblocked to 9.14 m high blocks (six 1.52m blocks combined vertically) for assigning the economic attributes and tabulating the mineral resource.

•          Inverse Distance Squared (‘ID2’) grade interpolation was used for the estimate, constrained by stratigraphic unit roof and floor surfaces from the geological model. The search direction for estimating grade varied and followed the floor orientation of the seams which changed within   the fault block domains. The search distances ranged from 533 m in B5 to 229 m in S5.  The number of drill hole composites used to estimate the grades of a model block ranges from a minimum of two composites to a maximum of 10 composites, with no more than 3 composites from one drill hole.

•          The density values used to convert volumes to tonnages were assigned on a by-geological unit basis using mean values calculated from 120 density samples collected from drill core during the 2018 and more recent 2022-2023 P1 and P2 drilling programs. The density values by seam ranged from 1.53 grams per cubic centimeter (‘g/cm3’) for S3 to 1.98/cm3 in seam L6. The density analyses performed by geotechnical consultants present during both the 2018 and 2022-2023 drilling programs (P1 and P2) followed a strict repeatable process in sample collection and analysis utilizing the Archimedes-principle (water displacement) method for density determination, with values reported in dry basis.  This provided consistent representative data. The 2018 and 2022-2023 data aligned well and proved to be representative across the resource.

Classification Criteria

Estimated mineral resources were classified as follows:

•          Measured: Between 107 and 122 meter spacing between points of observation depending on the seam, with sample interpolation from a minimum of four drill holes.

•          Indicated: Between 168 and 244 meter spacing between points of observation depending on the seam, with sample interpolation from a minimum of two drill holes.

•          Inferred: To the limit of the estimation range (maximum 533 meters, depending on the seam), with sample interpolation from a minimum of one drill hole (2 composites).
The mineral resource classification included the consideration of data reliability, spatial distribution and abundance of data and continuity of geology, fault structures and grade parameters.

Ore Reserve Statement, for Rhyolite Ridge South Basin (as of the end of August, 2025)

Area	Group	Classification	Metric	Lithium	Boron	Contained Equivalent Grade[2]		Contained[6] Equivalent[2] Tonnes		Recovered[6] Equivalent[2] Tonnes
			Tonnes[2]	Grade[7]	Grade[7]
				Li	B	Li2CO3	H3BO3	Li2CO3	H3BO3	Li2CO3	H3BO3
			(ktonnes)	(ppm)	(ppm)	(Wt. %)	(Wt. %)	(kt)	(kt)	(kt)	(kt)
Stream 1 (>= 5,000 ppm B)	Upper Zone	Proven	3,489	2,401	7,652	1.28	4.38	45	153	38	122
	M5 Unit	Probable	3,410	2,262	7,430	1.20	4.25	41	145	35	116
		Sub-total B5 Unit	6,899	2,332	7,542	1.24	4.31	86	298	73	239
	Upper Zone	Proven	27,991	1,880	15,364	1.00	8.79	280	2,459	239	1,925
	B5 Unit	Probable	31,456	1,742	14,169	0.93	8.10	292	2,549	248	1,995
		Sub-total M5 Unit	59,447	1,807	14,732	0.96	8.42	572	5,008	487	3,921
	Upper Zone	Proven	2,237	1,326	7,754	0.71	4.43	16	99	13	76
	S5 Unit	Probable	3,355	1,166	7,533	0.62	4.31	21	145	17	111
		Sub-total S5 Unit	5,592	1,230	7,621	0.65	4.36	37	244	30	187
	Upper Zone	Proven	33,717	1,897	14,061	1.01	8.04	340	2,711	290	2,124
	(B5, M5 & S5)	Probable	38,221	1,738	12,985	0.92	7.42	353	2,838	301	2,223
	Sub-Total	Sub-total Upper Zone	71,938	1,813	13,489	0.96	7.71	694	5,549	591	4,347
	Lower Zone	Proven	5,712	1,389	8,357	0.74	4.78	42	273	34	207
	L6 Unit	Probable	13,592	1,334	7,856	0.71	4.49	96	611	77	463
		Sub-total Lower Zone	19,303	1,350	8,004	0.72	4.58	139	883	110	670
	Total Stream 1 (all zones)	Proven	39,428	1,824	13,235	0.97	7.57	383	2,984	323	2,331
		Probable	51,813	1,632	11,640	0.87	6.66	450	3,448	377	2,686
		Sub-total Stream 1	91,241	1,715	12,329	0.91	7.05	833	6,432	700	5,017
Stream 2 ($11.13/tonne net value cut-off grade, Low Clay)	Upper Zone	Proven	4,528	2,219	2,143	1.18	1.23	53	55	46	43
	B5 Unit	Probable	4,384	2,118	2,415	1.13	1.38	49	61	42	47
		Sub-total B5 Unit	8,912	2,169	2,277	1.15	1.30	103	116	88	91
	Upper Zone	Proven	15,005	1,022	1,125	0.54	0.64	82	97	69	45
	S5 Unit	Probable	27,495	825	866	0.44	0.50	121	136	102	64
		Sub-total S5 Unit	42,500	895	957	0.48	0.55	202	233	172	109
	Upper Zone	Proven	19,533	1,299	1,361	0.69	0.78	135	152	115	89
	(B5 & S5)	Probable	31,880	1,003	1,079	0.53	0.62	170	197	144	111
	Sub-Total	Sub-total Upper Zone	51,413	1,116	1,186	0.59	0.68	305	349	259	200
	Lower Zone	Proven	24,936	1,254	1,279	0.67	0.73	166	182	131	60
	L6 Unit	Probable	68,952	1,196	1,535	0.64	0.88	439	605	345	199
		Sub-total Lower Zone	93,888	1,211	1,467	0.64	0.84	605	788	476	259
	Total Stream 2 (all zones)	Proven	44,469	1,274	1,315	0.68	0.75	302	334	246	149
		Probable	100,832	1,135	1,391	0.60	0.80	609	802	490	310
		Sub-total Stream 2	145,301	1,177	1,368	0.63	0.78	911	1,136	736	459
Stream 3 ($11.13/tonne net value cut-off grade, High Clay)	Total Stream 3 (M5 zone)	Proven	5,621	2,199	1,702	1.17	0.97	66	55	51	36
		Probable	18,178	2,082	1,145	1.11	0.65	201	119	157	77
		Sub-total Stream 3	23,799	2,110	1,277	1.12	0.73	267	174	208	113
TOTAL of All Streams, All Seams, and All Proven & Probable			260,341	1,451	5,201	0.77	2.97	2,010	7,742	1,645	5,588

Notes:

1.
Kt – thousand metric tonnes, MT – million metric tonnes, ktonne = thousand metric tons; Li= lithium; B= boron’ ppm= parts per million; Li2CO3 = lithium carbonate; H3BO3 = boric acid; kst = thousand metric tonnes.

2.
Totals may differ due to rounding, mineral reserves reported on a dry in-situ basis. The Contained and Recovered Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) are reported in the table above in short tons.  Lithium is converted to Equivalent Contained Tonnes of Lithium Carbonate (Li2CO3) using a stochiometric conversion factor of 5.322, and boron is converted to Equivalent Contained Tonnes of Boric Acid (H3BO3) using a stochiometric conversion factor of 5.718. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3). The Equivalent Recovered Tons of Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) is the portion of the contained tonnage that can be recovered after processing.

3.
The statement of estimates of mineral reserves has been compiled by Independent Mining Consultants, Inc. (IMC) and is independent of ioneer and its affiliates. IMC has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in Subpart 1300.

4.
The mineral reserve estimate is the result of determining the measured and indicated resource that is economically minable allowing for the conversion to proven and probable.  In making this determination, constraints were applied to the geological model based upon a pit optimization analysis that defined a conceptual pit shell limit. The conceptual pit shell was based upon a net value per ton calculation including a 5,000ppm boron cut-off grade for high boron – high lithium (HiB-Li) mineralization (Stream 1) and $11.13 Net value per tonne cut-off for low boron (LoB-Li) mineralization below 5,000ppm boron broke in to two material types low clay and high clay material respectfully (Stream 2 and Stream 3).  The conceptual pit shell was constrained by the measured and indicated resource that incorporates the potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. The conceptual pit shell was used as a guide for an engineered pit design.  Key inputs in developing the mineral reserve pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralization, $11.13 Net Value per tonne cut-off for LoB-Li low clay mineralization and $11.13 Net value per tonne cut-off for LoB-Li high clay mineralization; base mining cost of US$1.69/tonne and incremental cost of $0.055/tonne per bench below 6220ft elevation; plant feed processing and grade control costs which range between US$52.92/tonne and US$82.55/ton of plant feed for stream 1, US$18.87 and US$98.62 for streams 2&3; boron and lithium recovery for Stream 1: M5= of 80.2% and 85.7%, B5=80.2% and 78.3%, S5=77.0% and 82.5%, L6=75.8% and 79.4%; Stream 2 and 3: M5 65% and 78%, B5 78.3% and 85.2%, S5 46.8% and 84.8%, L6 32.9% and 78.7%,  respectively; boric acid sales price of US$1,172.78/tonne; lithium carbonate sales price of $19,351.38/tonne.

5.
Ore reserves are based on a block model that is 7.62m x 7.62m in plan and 9.14m high.  The model block size used for the ore reserve estimate is based on selected mining equipment and approached used within the mine plan.  As a result, the dilution and ore loss are incorporated within the block model.

6.
All ore reserve figures represent estimates as of August 2025. Ore reserve estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals have been rounded to reflect the relative uncertainty of the estimate. Totals may not sum due to rounding.

7.
Mineral reserves are reported in accordance with the US SEC Regulation S-K Subpart 1300.  The mineral reserves in this report were estimated and reported using the regulation S-K §229.1304 of the United States Securities and Exchange Commission (“SEC”).  Mineral reserves are also reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).

8.	The mineral reserve is reported exclusive of mineral resources.

Comparison with Previous Ore Reserve

The Table below presents a summary comparison of the current August 2025 mineral resource estimate against the previous mineral resource estimate for the Project, prepared by WSP in October 2023.

Group	Classification	Tonnes (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
August 2025 Reserve	Proved	89.5	1,574	6,589	0.84	3.77	750	3,373
	Probable	170.8	1,386	4,473	0.74	2.56	1,260	4,369
	Total	260.3	1,451	5,201	0.77	2.97	2,010	7,742
October 2023 Reserve	Proved	29.0	1,900	16,250	1.00	9.30	290	2,700
	Probable	31.5	1,700	14,650	0.90	8.40	280	2,620
	Total	60.5	1,796	15,417	0.95	8.83	580	5,320
Variation	Proved	60.5	-326	-9,661			460	673
	Probable	139.3	-314	-10,177			980	1,749
	Total	199.8	-345	-10,216			1,440	2,422

Compared with the October 2023 estimate, the updated August 2025 ore reserve estimate has been revised with an increase of 330% in proven and probable total tonnes. With the inclusion of Stream 2 and Stream 3, overall average lithium grade has decreased due to the inclusion of lower grade material; however contained metals increased by 248% for lithium and 46% for boron.

The changes as compared to the previous ore reserve estimate primarily relate to:
•	Decrease in vat resident leach time;
•	Optimization of acid consumption; and
•	Inclusion of Stream 2 and Stream 3

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

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is currently expected to be June 30, 2028, unless we change our fiscal year to December 31, in which case such date will be December 31, 2027;

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

Capital Expenditures

Our capital expenditures for fiscal 2025, 2024 and 2023 amounted to US$15.3 million, US$35.4 million, US$33.6 million, respectively.

Our capital expenditures have historically consisted principally of expenditures on exploration and geotechnical drilling, permitting, PFS engineering, the Rhyolite Ridge pilot plant, DFS, vendor engineering and post DFS engineering.  We financed these expenditures principally through the issue of new ordinary shares in the Company.

B.	Business Overview

Overview

ioneer Ltd’s primary business is to develop a lithium-boron mine and processing facility, known as the Rhyolite Ridge Project, in Esmeralda County, Nevada, United States.  The Project is located on public land administered by the BLM of the U.S. Department of Interior. ioneer Ltd. currently holds a 100% interest in the Project.  Under the terms of the loan from the U.S. Department of Energy Loans Program Office, once conditions precedent to first loan funding are met, including closing a joint venture agreement, securing necessary additional required funding and a project finance model bring down, a loan of US$996 million will be available to help fund the Project. The company is currently running a strategic partnering process to secure a sale of a portion of a stake in the Project.

Marketing

Because we are a development stage company, we do not currently have any marketing or distribution channels or sales agreements. We continue to evolve our marketing and sales plans as we progress toward development of the Project. We have completed our pre-production plans for the sale of lithium carbonate and boric acid. These offtakes deliver on ioneer’s strategy to ensure our lithium, produced in the U.S., is delivered into the U.S. domestic supply chain. For boric acid, we have entered into one binding offtake and three sales and distribution agreements with committed and minimum target volumes totaling 100% of our expected first three years of production. All of the aforementioned agreements are subject to conditions precedent, including the taking of an FID and meeting a supply start date. We expect to enter into additional agreements of the same type in the near term and from time to time. The primary agreements we have entered into as of the date hereof include:

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

•
Binding lithium offtake supply agreement between the Company and Dragonfly Energy Holdings, a three-year agreement for a total of 250 tpa of technical-grade lithium carbonate, upon commencement of production.

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

Permitting

We are required to obtain governmental permits for our exploration activities and may be required to renew the permits we already have.  Significant state authorization required for construction of the project have been obtained and modified to align with the approved plan of operations.   The three key permits from the state of Nevada include: Nevada State Reclamation Permit issued December 2024, modification to Nevada Class II Air Quality Permit (received in July 2025), and a renewal and major modification to a Nevada Water Pollution Control Permit (received August 2025).  None of the Nevada state authorizations were appealed; they are effective and in good standing as of the date of this annual report.  Additional state and local authorizations will be required for commissioning and operations of specific aspects of the project and processing facilities.

On December 20, 2022, the U.S. Department of Interior’s (“DOI”) BLM published a Notice of Intent (“NOI”) regarding the Project Mine Plan of Operations.  Publication of the NOI marked the beginning of the National Environmental Policy Act (“NEPA”) review process.  The BLM published a final Environmental Impact Statement for the Project on September 20, 2024, and a positive Record of Decision (“ROD”), on October 24, 2024.  The ROD represents the DOI’s final decision on ioneer’s application for an approved Plan of Operations.

On October 31, 2024, three non-government organizations (Center for Biological Diversity, Great Basin Resource Watch and Western Shoshone Defense Project) filed suit against the BLM seeking to vacate the Department of Interior decisions related to the BLM’s Record of Decision and FWS’s Biological Opinion related to the Rhyolite Ridge approval.  ioneer has since joined the case as an intervenor.  The case is pending in the United States District Court for the District of Nevada and no injunctions related to the initiation of site construction have been issued.

Significant changes to the project design or expansive development of the resource beyond the approved Plan of Operations may require obtaining new or modified governmental permits.  Although permitting authorities are knowledgeable and the regulatory framework is well established the process is a complex and time-consuming process and involves numerous jurisdictions, public hearings and possibly costly undertakings including legal challenge.  The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority.  We may not be able to obtain or renew permits that are necessary for our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations.  Any unexpected delays or costs associated with the permitting process could delay the future exploration, development or operation of our properties.

See “Risk Factors—We must obtain and renew governmental permits in order to develop our mining operations, a process which is often costly and time-consuming.” Please also refer to the attached TRS, for a full list of the permits that are required for us to mine, refine and produce lithium and boron products at Rhyolite Ridge.

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

As of the date hereof, other than with respect to the acquisition of the Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations.  However, compliance with these laws, regulations and permits may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position.  Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities.  The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition.  Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

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

On December 14, 2022, FWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (“ESA”).  The Secretary of Interior also designated critical habitat to accompany the Tiehm’s buckwheat listing.  On January 18, 2023, the BLM issued a trespass notice to us for the unauthorized use of certain Tiehm’s buckwheat habitat. Since receipt of the notice, we have fully cooperated with the BLM. All required activities were completed, and the trespass notice was closed on February 28, 2025.  As part of publication of the Final Environmental Impact Statement (EIS) by BLM on September 20, 2024, FWS also formally released the ESA Section 7 Biological Opinion, concluding the Rhyolite Ridge Project will not jeopardize ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat. The issuance of the Biological Opinion marked the end of the ESA consultation process between FWS and the BLM regarding Rhyolite Ridge.  Our operations are also subject to certain analogous and other state environmental law and regulations, including laws and regulations related to the reclamation of mined lands, which require the Company to provide financial assurances to secure reclamation permits before the commencement of mining operations.

Compliance with these and other federal and state laws and regulations could result in delays in obtaining, or failure to obtain, government permits and approvals, delays in beginning or expanding operations, limitations on production levels, incurring additional costs for investigation or cleanup of hazardous substances, payment of fines, penalties or remediation costs for non-compliance, and post-mining closure, reclamation and bonding.  We cannot presently predict which federal laws and regulations may be amended by Congress and the Trump Administration, respectively.

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

ioneer USA Corporation and ioneer Minerals Corporation wholly own ioneer Rhyolite Ridge Holdings LLC (a Nevada limited liability company), which wholly owns ioneer Rhyolite Ridge MidCo LLC (a Nevada limited liability company), which wholly owns ioneer Rhyolite Ridge LLC (a Nevada limited liability company).  ioneer Rhyolite Ridge LLC owns the Project assets.

As of September 30, 2025, we hold our 100% interest in the Project through the foregoing described entities.

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

No private surface rights are required for the Project as the Project is located on BLM ground including the access road which ioneer will have a right of way.  Groundwater rights have transferred water sufficient for construction from existing Fish Lake Valley (FLV) basin water rights holders to ioneer, as FLV is a closed basin such that it is closed to new groundwater rights. ioneer currently has sufficient lease options in place with landowners to cover all construction and operational water needs.  An application to transfer dewatering water rights is in the application process.  The final groundwater change application for process water will be submitted to NDWR to officially transfer point of diversion and place of use for all Project groundwater rights.  The process water application is in preparation and will be submitted at a later date. ioneer has agreements in place securing the necessary water rights for the Project.  There are no known encumbrances to the mineral resources or mineral reserves on the Property. There are no royalty payments due to the Project.  See sections 3 and 15 of the TRS for additional information about the Project’s location and coordinates.

Infrastructure

The Project area is readily serviced by sealed highways (Hwy 95 or Hwy 6 and Hwy 264) and an unimproved gravel county road.  We will be responsible for upgrading the gravel country road and maintaining it as part of the Project. The Project site may be reached from the towns of Tonopah or Dyer.  Regular airline access to the Project area is available via international airports in Las Vegas 240 miles by road) or Reno (225 miles by road). In April 2025, ioneer and Esmeralda County finalized a development agreement to provide funding for expanded public services and infrastructure upgrades and establishes a framework for continued collaboration.  Amongst other matters, the development agreement addresses road access, improvements, maintenance and traffic management.  Consideration will be given to make certain that the safety of all users of county roads is not compromised through development of the Project.  The Project is near a region of active lithium brine extraction and open-pit gold mining.  The nearest operations are the Mineral Ridge Gold Mine, which has been in operation or under care and maintenance since 2011, and the Silver Peak Lithium Mine, which has been in operation since the 1960s.  There are paved roads, powerlines and small towns that have a history of servicing the mining industry in the area.  Nevada is considered one of the world’s most favorable and stable mining jurisdictions, and there is a high degree of experienced, qualified, and skilled personnel available to meet workforce requirements for the Project.  Housing options near the site are limited and there are not currently any plans to construct a workforce camp.  ioneer plans to contribute to individual housing support, which is included in the operating costs estimate, and may also invest in local housing infrastructure.  The Rhyolite Ridge Project is designed to operate separately from the Nevada power grid.  Power will be produced onsite using a steam turbine generator.  Steam will be produced from the waste heat boiler in the sulphuric acid plant, to supply the steam turbine generator. Water supply for the Project will be sourced from new and/or existing wells located on private land in Fish Lake Valley. Two new booster stations (with one located on private land and one within the Access Road and Infrastructure Corridor) will pump water via a pipeline adjacent SR 264 and the access road to the Operational Project Area and Processing Facility. The line will supply the site’s domestic and firewater needs, as well as the process make-up water.  Water derived from sources of groundwater will be integrated into the water supply and distribution system using pipelines to provide water to meet site needs (i.e., make-up process water, dust control, fire suppression, potable needs).  There is sufficient water available to meet processing and dust control requirements, with water recycling and reuse systems in place where possible.

Mining Claims

The mineral tenement and land tenure for the Project comprises a total of 549 unpatented lode mining claims (totaling approximately 10,702 acres) in five claim groups, held by one wholly owned subsidiary of ioneer, ioneer Rhyolite Ridge, LLC.   The five claim groups include, South Lithium Basin (SLB), Solid Leasable Mineral (SLM), Rhyolite Ridge (RR), South Lithium Placer (SLP), and Paleozoic Rock (PR). In fiscal 2025, each claim was subject to a yearly maintenance fee of $200.00, totaling $109,800 for the 549 claims.

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

Our annual consolidated financial statements for the fiscal years ended June 30, 2025, 2024 and 2023 are presented in U.S. dollars and have been prepared in accordance with IFRS.  See “About This Annual Report.”

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

Summary

The following table sets forth our selected financial information for the periods indicated:

Consolidated Statement of Profit and Loss and Other Comprehensive Income (in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
	US$’000	US$’000	US$’000
Exploration expenditure written off	(37)	(31)	(45)
Other income	-	-	-
Employee benefits expensed	(6,372)	(5,344)	(5,967)
Other expenses	(3,787)	(3,850)	(3,684)
Loss from operating activities	(10,196)	(9,225)	(9,696)
Finance income	653	1,411	3,321
Finance costs	(11)	(11)	(16)
Net finance income / (costs)	642	1,400	3,305
Loss before tax	(9,554)	(7,825)	(6,391)
Income tax expense	-	-	-
Loss for the year	(9,554)	(7,825)	(6,391)
Loss attributable to equity holders of the company	(9,554)	(7,825)	(6,391)

Consolidated Statement of Financial Position (in thousands)	Fiscal 2025	Fiscal 2024
	US$’000	US$’000
Current assets
Cash assets	25,059	35,715
Receivables	192	324
Prepayments	16	19
Total current assets	25,267	36,058
Non-current assets
Receivables	289	276
Plant and equipment	289	406
Right of use asset	334	71
Exploration and evaluation expenditure	203,110	187,664
Other	4,252	-
Total non-current assets	208,274	188,417
Total assets	233,541	224,475
Current liabilities
Payables	2,408	4,543
Lease liabilities	106	41
Provisions	462	428
Borrowings	-	1,200
Total current liabilities	2,976	6,212
Non-current liabilities
Lease liabilities – non-current	267	42
Total non-current liabilities	267	42
Total liabilities	3,243	6,254
Net assets	230,298	218,221
Equity
Contributed equity	302,651	281,671
Reserves	(2,447)	(3,098)
Accumulated losses	(69,906)	(60,352)
Total equity	230,298	218,221

Revenues

We are a development stage company and have had no revenue from sales. Finance income for fiscal 2025 was US$653,000, which is US$758,000 lower than fiscal 2024 primarily due to a reduction in interest income of US$685,000. Finance income for fiscal 2024 was US$1,411,000, which is US$1,910,000 lower than fiscal 2024 primarily due to lower net foreign exchange gains of US$1,754,000, and a reduction in interest income of US$191,000.

Expenses

Expenses incurred (in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
	US$’000	US$’000	US$’000
Exploration expenditure written off	(37)	(31)	(45)
Employee benefits expensed	(6,372)	(5,344)	(5,967)
Other expenses	(3,787)	(3,850)	(3,684)
Finance costs	(11)	(11)	(16)

Exploration expenditure written off.  Exploration expenditure written off includes permitting costs for non-core assets. Exploration expenditure written off increased US$6,000 or 19% from fiscal 2024 to 2025 due to an increase by the BLM in annual permit fees to $200 per claim or 21%.  Exploration expenditure written off decreased US$14,000 or 31%, from fiscal 2023 to fiscal 2024 as ioneer decreased the number of non-core permits.

Employee benefits expensed.  Employee benefits expensed includes non-executive director fees, executive director fees, employee benefits and share-based payments expenses. Employee benefits expensed increased US$1,028,000 or 19% from fiscal 2024 to fiscal 2025 primarily because of increased share-based payments expense. The decrease of US$623,000, or 10%, from fiscal 2023 to fiscal 2024 was driven by a reduction in employee benefits expense, offset by increased share-based payments expense.

Other expenses.  Other expenses include general and administrative expenses, consulting and professional costs and depreciation and amortization. Other expenses decreased US$63,000, or 2%, from fiscal 2024 to fiscal 2025 largely as a result of lower consulting and professional fees, partly offset by higher general and administration expenses and depreciation and amortization. Other expenses increased US$166,000, or 5%, from fiscal 2023 to fiscal 2024 largely as a result of higher consulting and professional fees and depreciation and amortization, offset by lower general and administration expenses.

Finance costs.  Finance costs include bank charges, net foreign exchange losses and lease interest expenses. Finance costs remained flat from fiscal 2024 to fiscal 2025. Finance costs decreased by US$5,000, or 31%, from fiscal 2023 to fiscal 2024.

Comparison of the fiscal years 2025 and 2024

Our net loss for fiscal 2025 and fiscal 2024 was US$9,554,000 and US$7,825,000, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	Employee benefits expense increased US$1,028,000;

•	Other expenses decreased US$63,000;

•	Finance income decreased US$758,000; and

Comparison of the fiscal years 2024 and 2023

Our net loss for fiscal 2024 and fiscal 2023 was US$7,825,000 and US$6,391,000, respectively. Significant items contributing to the fiscal 2024 loss and the differences from fiscal 2023 include:

•	Employee benefits expense decreased US$623,000;

•	Other expenses increased US$3,215,000;

•	Finance income decreased US$1,910,000; and

•	Finance costs decreased US$5,000.

Historical Sources and Uses of Cash

Consolidated Statement of Cash Flows (in thousands)	Fiscal 2025	Fiscal 2024	Fiscal 2023
	US$’000	US$’000	US$’000
Cash flows from operating activities
Payment to suppliers and employees	(6,805)	(7,198)	(8,069)
Interest and other finance costs paid	-	-	-
Net cash flows used in operating activities	(6,805)	(7,198)	(8,069)
Cash flows from investing activities
Expenditure on mining exploration	(14,510)	(36,635)	(33,333)
Purchase of equipment	-	(2)	(601)
Interest received	680	1,254	1,462
Net cash flows used in investing activities	(13,830)	(35,383)	(32,472)
Cash flows from financing activities
Proceeds from the issue of shares	16,412	25,141	-
Proceeds from borrowings	-	1,200	-
Repayments of borrowings	(1,200)	-	-
Proceeds from exercise of options	-	55	-
Equity raising expenses	(618)	(780)	(12)
Payments of lease liability	(140)	(130)	(213)
Payment for establishment of loan	(4,252)	-	-
Net cash flows received / (used in) financing activities	10,202	25,486	(225)
Net increase / (decrease) in cash held	(10,433)	(17,095)	(40,766)
Cash at the beginning of the financial year	35,715	52,709	94,177
Effect of exchange rate fluctuations on balances of cash held in USD	(223)	101	(702)
Closing cash carried forward	25,059	35,715	52,709

Operating Activities

Net cash used in operating activities of US$6,805,000 in fiscal 2025 decreased by US$393,000 compared to fiscal 2024 and was driven primarily by decreased payments to suppliers and savings in office costs. Net cash used in operating activities of US$7,198,000 in fiscal 2024 decreased by US$871,000 compared to fiscal 2023 and was driven primarily by decreased payments to suppliers and savings in office costs.

Investing Activities

Net cash used in investing activities of US$13,830,000 in fiscal 2025 decreased by US$21,553,000 compared to fiscal 2024 and was driven primarily by a large reduction in Project engineering work, and no geotechnical drilling. Net cash used in investing activities of US$35,383,000 in fiscal 2024 increased by US$2,911,000 compared to fiscal 2023 and was driven primarily by continuing high Project engineering work, coupled with geotechnical drilling.

Financing Activities

Net cash provided by financing activities of US$10,202,000 in fiscal 2025 decreased by US$15,284,000 compared to fiscal 2024 and was driven primarily by lower proceeds from issue of shares of US$8,729,000, repayment of borrowings of US$1,200,000 and payment for the establishment of the DOE loan of US$4,252,000. Net cash used in financing activities of US$25,486,000 in fiscal 2024 increased by US$25,711,000 compared to fiscal 2023 and was driven primarily by proceeds from issue of shares of US$25,141,000 and proceeds from borrowings, offset by share issue costs.

B.	Liquidity and Capital Resources

In fiscal 2025, 2024 and 2023, we incurred a loss of US$9,554,000, US$7,825,000 and US$6,391,000, respectively, and had accumulated losses of US$69,906,000 as of June 30, 2025. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Project.

Our operations have been financed primarily by proceeds from issuances of ordinary shares. Our cash and cash equivalent position at June 30, 2025 was US$25,059,000, compared to US$35,715,000 as at June 30, 2024 and US$52,709,000 as at June 30, 2023.

Management believes that the current working capital is sufficient to support our operations up to June 30, 2026.

Capital Expenditures and Requirements

Our capital expenditures for fiscal 2025, 2024 and 2023 amounted to US$15,300,000, US$35,398,000 and US$33,579,000, respectively. Our capital expenditures for fiscal 2025, 2024, and 2023 related primarily to permitting expenditures, loan establishment fees, resource drilling, land option and water rights payments, ongoing detail engineering and vendor engineering.

We estimated in June 2025 that development of the Project would require approximately US$1,668 million. This cost estimate will be updated prior to making an FID. ioneer expects construction cost inflation across the global mining industry to continue and place upward pressure on the capital cost estimates at Rhyolite Ridge, in particular as it relates to labor, fuel and logistics costs. If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. In January 2025, the Project closed a US$996 million loan with the DOE Loan Program’s Office to develop the Rhyolite Ridge Project. In June 2025, ioneer announced that it had begun a strategic partnering process, with Goldman Sachs acting as financial advisors, to identify an equity partner to contribute to the development costs of the Project.  Even if the conditions precedent to the DOE loan are met and a new strategic partner commits to providing equity funding to the Project, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.  See “Item 1D.—Risk Factors—Business Risks—We will need additional funds to develop the Project.”

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

Exploration and Evaluation Assets

Our policy for exploration and evaluation expenditure is set out in “Note 4.6—Exploration and evaluation expenditure” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.  The application of this policy requires certain judgements, estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found.  Any such estimates and assumptions may change as new information becomes available.  If, after capitalization of expenditure under the policy, it is concluded that the capitalized expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss.  Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

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

The following discussion sets forth information regarding our directors and executive officers as of September 30, 2025.  In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer.  In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office.  Such Directors are entitled to submit for re-election.  The following table lists the names of our directors and executive officers.  The business address for each director and member of senior management is c/o Suite 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060, Australia.

Name	Age	Position
James D. Calaway	68	Executive Chairman
Bernard Rowe	58	Managing Director & Chief Executive Officer
Alan Davies	54	Independent Non-executive Director
Rose McKinney-James	73	Independent Non-executive Director
Margaret Walker	73	Independent Non-executive Director
Timothy Woodall	58	Independent Non-executive Director
Ian Bucknell	55	Chief Financial Officer & Company Secretary
Ken Coon	65	Vice President of Human Resources
Yoshio Nagai	64	Vice President Commercial Sales & Marketing
Matt Weaver	59	Senior Vice President of Engineering & Operations
Chad Yeftich	50	Vice President Corporate Development & External Affairs

James D. Calaway (68 years of age) – Executive Chairman

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

Bernard Rowe (58 years of age) – Managing Director & Chief Executive Officer

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

Alan Davies (54 years of age) – Independent Non-executive Director

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

Rose McKinney-James (73 years of age) – Independent Non-executive Director

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

Margaret R. Walker (73 years of age) – Independent Non-executive Director

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

Timothy R. Woodall (58 years of age) – Independent Non-executive Director

Tim joined the board as a non-executive director in May 2025.  He has over 30 years’ experience in international M&A and finance, specializing in the energy sector. His expertise includes being the founder and Managing Director of a boutique advisory firm, the CEO of a technical consulting firm and senior roles in New York and London with global investment banks. Additionally, he has held senior executive positions with energy companies in Australia and the USA. He previously served as a non-executive director (and executive director) of FAR Limited (August 2017 to June 2021) and Central Petroleum. He holds a Bachelor of Economics from the University of Adelaide, is a Fellow of the Australian Society of CPAs, and a graduate of the Australian Institute of Company Directors.

Ian Bucknell (55 years of age) – Chief Financial Officer & Company Secretary

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

Ken Coon (65 years of age) – Vice President of Human Resources

Ken Coon is responsible for the human resource function of the Company.  He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream refining and chemicals organization and Entergy, a large US Gulf Coast utility company.

Yoshio Nagai (64 years of age) – Vice President Commercial Sales & Marketing

Yoshio Nagai is responsible for the sales and marketing function of the Company.  He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.

Matt Weaver (59 years of age) – Senior Vice President of Engineering & Operations

Matt Weaver is responsible for all engineering and operational aspects of the Rhyolite Ridge lithium-boron Project in Nevada and for delivering the Project through the Definitive Feasibility Study and project execution and into full commercial production.  He has 30 years of international mining experience, having worked with BHP, Rio Tinto and Newmont, and several junior mining companies.

Chad Yeftich (50 years of age) – Vice President Corporate Development & External Affairs

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

Non-Executive Director Remuneration

Total remuneration for all non-executive directors, last voted upon by shareholders at the 2017 Annual General Meeting of the Company, is not to exceed A$1,000,000 (US$656,100) per annum, inclusive of superannuation (excluding special exertion fees).

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

Total remuneration paid to non-executive directors in the financial year was US$457,123 (2024: US$456,563, 2023: US$416,136). The non-executive director fees included US$197,123 (2024: US$197,683, 2023: US$165,103) paid in the form of performance rights. The board believes that providing remuneration to directors in the form of performance rights in consideration for their services as directors more effectively aligns the interests of directors with those of shareholders, by giving directors an opportunity to share in the success of the Company. In addition, given the pre-production stage of the Project, the Company conserves cash by providing non-executive directors with non-cash remuneration.

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

The Board has determined that there will be no increase in fees payable to non-executive directors for the financial year ending June 30, 2026. The Board has determined to put to shareholders at the 2025 Annual General Meeting, that non-executive directors receive US$25,000 in performance Rights (2024: US$25,000 in performance rights) of the Company in lieu of receipt of directors’ fees in cash.

Details of Remuneration for Fiscal 2025

Details of the nature and amount of each element of the emoluments of our Directors and executive officers are presented below. Timothy Woodall was appointed non-executive director on May 5, 2025. Stephen Gardiner retired as a non-executive director on May 5, 2025.

Statutory Remuneration

Name
(Position)	Year	Base Salary	Super-annuation	Health & Life Benefits	Non- Monetary Benefits[1]	STI	Long Service Leave	Share Based Payment Options & Rights[2]	Total Statutory Remuneration	% of performance- based rem
Non-Executive Director
Alan Davies	2025	65,000	-	-	-	-	-	15,000	80,000	19%
	2024	65,000	-	-	-	-	-	35,807	100,807	36%
Stephen Gardiner	2025	52,600	-	-	-	-	-	46,681	99,281	47%
	2024	65,000	-	-	-	-	-	64,658	129,658	50%
Rose McKinney-James	2025	65,000	-	-	-	-	-	15,000	80,000	19%
	2024	65,000	-	-	-	-	-	48,609	113,049	43%
Margaret R Walker	2025	65,000	-	-	-	-	-	15,000	80,000	19%
	2024	65,000	-	-	-	-	-	48,049	113,609	43%
Timothy Woodall	2025	12,400	-	-	-	-	-	972	13,372	7%
	2024	-	-	-	-	-	-	-	-	-
Executive Director
James D Calaway	2025	462,500	-	-	-	82,180	-	340,591	885,271	48%
	2024	462,000	-	-	-	188,000	-	146,767	796,767	42%
Bernard Rowe	2025	421,009	19,454	3,742	-	144,546	7,255	844,085	1,440,091	69%
	2024	386,361	18,032	-	-	313,000	15,114	240,071	972,578	57%
Executives
Ian Bucknell	2025	298,209	19,454	4,081		66,438	4,962	571,535	964,679	66%
	2024	294,749	18,032	-	-	141,000	40,269	335,562	829,612	57%
Ken Coon[3]	2025	200,333	-	1,033	3,950	29,325	-	309,602	544,243	62%
	2024	258,167	-	1,027	46,289	85,000	-	199,807	590,289	48%
Yoshio Nagai[3]	2025	212,298	11,490	4,116	-	30,905	-	312,068	570,877	60%
	2024	274,717	12,400	4,116	-	103,000	-	215,971	610,203	52%
Chad Yeftich	2025	291,067	8,070	15,869	-	52,908	-	398,909	766,823	59%
	2024	275,580	31,455	14,493	-	112,000	-	234,278	667,807	52%
Matt Weaver	2025	331,683	16,584	14,145	-	72,528	-	669,894	1,104,834	67%
	2024	312,524	15,809	6,127	-	165,000	-	314,123	813,582	59%
Total	2025	2,477,099	75,052	42,985	3,950	478,830	12,217	3,539,336	6,629,470
	2024	2,524,097	95,728	25,763	46,289	1,107,000	55,383	1,884,261	5,738,522

(1)	Share based payment expense for the year ended 30 June 2025.
(2)	Ken Coon and Yoshio Nagai transitioned from full-time to part-time employment, effective January 1, 2025.
(3)	Non-monetary benefits relate to leased accommodation provided to executives located in Reno, Nevada.

KMP Shareholdings

	Ordinary shares					Performance rights			Options
Name	Balance at 30/06/24	Acquired[1]	Disposed[2]	Other	Balance at 30/06/25	Balance at 30/06/24	Net change	Balance at 30/06/25	Balance at 30/06/24	Net change	Balance at 30/06/25
Non-Executive Directors

Alan Davies	4,774,045	252,214	-	-	5,026,259	252,214	(120,024)	132,190	653,120	(326,797)	326,323
Stephen Gardiner[3]	71,449	252,214	-	-	323,663	452,214	(188,860)	263,354	-	-	-
Rose McKinney-James	417,856	252,214	-	-	670,070	252,214	(120,024)	132,190	-	-	-
Margaret R Walker	497,856	252,214	-	-	750,070	252,214	(120,024)	132,190	-	-	-
Timothy Woodall	-	75,000	-	-	75,000	-	200,000	200,000	-	-	-
Executive Directors
James D Calaway	56,790,814	2,204,296	-	-	58,995,110	4,290,111	1,649,431	5,939,542	653,120	(326,797)	326,323
Bernard Rowe	67,112,580	2,496,567	-	-	69,609,147	6,486,978	5,419,879	11,906,857	-	-	-
Executives
Ian Bucknell	4,028,649	2,873,416	(601,299)	-	6,300,766	3,358,723	4,345,274	7,703,997	-	-	-
Ken Coon	1,778,064	1,953,116	(842,754)	-	2,888,426	1,893,150	1,679,735	3,572,885	-	-	-
Yoshio Nagai	2,327,213	2,070,866	-	-	4,398,079	2,008,389	1,934,483	3,942,872	-	-	-
Matt Weaver	5,110,227	3,715,884	(1,511,517)	-	7,314,594	3,816,390	5,066,719	8,883,109	-	-	-
Chad Yeftich	1,664,167	2,371,796	(1,274,078)	-	2,761,885	2,278,367	2,356,624	4,634,991	-	-	-
Total	144,572,920	18,769,797	(4,229,648)	-	159,113,069	25,340,964	22,103,213	47,444,177	1,306,240	(653,594)	652,646

(1)	Timothy Woodall held 75,000 ordinary shares upon his appointment in May 2025. All other ordinary shares acquired during the period were the direct result of the vesting of KMP PRs.
(2)	All disposals were made by KMP in their capacity as shareholders. Shares were disposed of to cover taxes, a routine process for Ken Coon, Matt Weaver and Chad Yeftich.
(3)	Closing balance represents balance on the date of retirement, which was May 5, 2025. Movement post-retirement has not been disclosed.

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

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/24	Options Granted	Options Exercised	Options Lapsed	Balance at 30/06/25	Financial year to vest
James D Calaway	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	(326,797)	-	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						653,120	-	-	(326,797)	326,323
Alan Davies	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	(326,797)	-	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						653,120	-	-	(357,710)	326,323
Total						1,306,240	-	-	(653,594)	652,646

Performance Rights Movement During the Year

The following table presents all performance rights that have vested or been granted that have not lapsed.  The rights terms are set out in “Note 5—Capital Structure” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

Name
Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
James D Calaway
2021 LTI - time based	1/07/2021	1/07/2024	0.790	505,096	-	(505,096)	-	-	100%	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.724	757,644	-	(189,411)	(568,233)	-	25%	2025
2022 LTI - time based	4/11/2022	1/07/2025	0.570	272,878	-	-	-	272,878	-	2026
2022 LTI - performance based	4/11/2022	1/07/2025	0.525	409,317	-	-	-	409,317	-	2026
2023 STI – time based	3/11/2023	1/07/2024	0.175	1,156,690	-	(1,156,690)	-	-	100%	2025
In lieu of director fees	3/11/2023	3/11/2024	0.175	353,099	-	(353,099)	-	-	100%	2025
2023 LTI - time based	3/11/2023	1/07/2026	0.175	334,155	-	-	-	334,155	-	2027
2023 LTI - performance based	3/11/2023	1/07/2026	0.162	501,232	-	-	-	501,232	-	2027
2024 LTI - performance based	1/11/2024	1/07/2027	0.280	-	1,178,594	-		1,178,594	-	2028
2024 LTI – time based	1/11/2024	1/07/2027	0.280	-	785,729	-		785,729	-	2028
2024 STI – time based	1/11/2024	1/07/2025	0.280	-	2,272,571	-		2,272,571	-	2026
In lieu of director fees	1/11/2024	1/11/2025	0.280	-	185,066	-		185,066	-	2026
Sub Total				4,290,111	4,421,960	(2,204,296)	(568,233)	5,939,542
Alan Davies
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	-	(252,214)	-	-	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280	-	132,190	-	-	132,190	-	2026
Sub Total				252,214	132,190	(252,214)	-	132,190
Stephen Gardiner[1]
Granted on appointment	25/08/2022	25/08/2025	0.660	200,000	-	-	(3,467)	196,533		2026
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	-	(252,214)	-	-	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280	-	132,190	-	(65,369)	66,821	-	2026
Sub Total				452,214	132,190	(252,214)	(68,836)	263,354
Rose McKinney-James
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	-	(252,214)	-	-	100%	2025
In lieu of director fees	1/11/2024	1/11/2025	0.280		132,190	-	-	132,190	-	2026

(1)
Non-executive director Stephen Gardiner retired on 5 May 2025. The Board approved that his performance rights will be pro-rated over the performance period to his retirement date and will vest on the original date.

Name
Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
Sub Total				252,214	132,190	(252,214)	-	132,190
Margaret R Walker
In lieu of director fees	3/11/2023	3/11/2024	0.154	252,214	-	(252,214)	-	-	100%	2025
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	132,190	-	-	132,190	-	2026
Sub Total				252,214	132,190	(252,214)	-	132,190
Timothy Woodall
Granted on appointment[2]	5/05/2025	4/05/2028	0.135	-	200,000	-	-	200,000	-	2028
Sub Total				-	200,000	-	-	200,000
Ian Bucknell
2021 LTI - time based	1/07/2021	1/07/2024	0.330	290,268	-	(290,268)	-	-	100%	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	435,402	-	(108,851)	(326,551)	-	25%	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	292,581	-	-	-	292,581	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	438,871	-	-	-	438,871	-	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	853,586	-	(853,586)	-	-	100%	2025
2023 LTI - time based	1/07/2023	1/07/2026	0.340	419,206	-	-	-	419,206	-	2027
2023 LTI - performance based	1/07/2023	1/07/2026	0.599	628,809	-	-	-	628,809	-	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	-	1,717,742	-	-	1,717,742	-	2026
2024 LTI - time based	1/07/2024	1/07/2027	0.149	-	989,382	-	-	989,382	-	2028
2024 LTI - performance based	1/07/2024	1/07/2027	0.149	-	1,484,073	-	-	1,484,073	-	2028
ROD Bonus[3]	7/11/2024	8/11/2024	0.210	-	1,620,711	(1,620,711)	-	-	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	866,666	-	-	866,666	-	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	866,667	-	-	866,667	-	2029
Sub Total				3,358,723	7,545,241	(2,873,416)	(326,551)	7,703,997
Ken Coon
2021 LTI - time based	1/07/2021	1/07/2024	0.330	162,978	-	(162,978)	-	-	100%	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	244,466	-	(61,117)	(183,349)	-	25%	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	151,599			-	151,599		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	227,398			-	227,398		2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	642,605	-	(642,605)	-	642,605	100%	2025
2023 LTI - time based	1/07/2023	1/07/2026	0.340	185,642	-	-	-	185,642	-	2027
2023 LTI - performance based	1/07/2023	1/07/2026	0.599	278,462	-	-	-	278,462	-	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	-	1,027,493	-	-	1,027,493	-	2026
2024 LTI - time based	1/07/2024	1/07/2027	0.149	-	431,950	-	-	431,950	-	2028
2024 LTI - performance based	1/07/2024	1/07/2027	0.149	-	647,925	-	-	647,925	-	2028
ROD Bonus[3]	7/11/2024	8/11/2024	0.210	-	1,086,416	(1,086,416)	-	-	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	311,208	-	-	311,208	-	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	311,208	-	-	311,208	-	2029
Sub Total				1,893,150	3,816,200	(1,953,116)	(183,349)	3,572,885

(2)	Timothy Woodall was granted 200,000 performance rights on appointment and will be issued 200,000 fully paid ordinary shares on vesting, 3 years after date of appointment.

Name
Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
Yoshio Nagai
2021 LTI - time based	1/07/2021	1/07/2024	0.330	173,416	-	(173,416)	-	-	100%	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	260,124	-	(65,031)	(195,093)	-	25%	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	160,695	-		-	160,695		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	241,042	-		-	241,042		2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	681,162	-	(681,162)	-	-	100%	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	196,780	-	-	-	196,780	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	295,170	-	-	-	295,170	-	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	-	1,025,079	-	-	1,025,079	-	2026
2024 LTI - time based	1/07/2024	1/07/2027	0.149	-	457,738	-	-	457,738	-	2028
2024 LTI - performance based	1/07/2024	1/07/2027	0.149	-	686,607	-	-	686,607	-	2028
ROD Bonus[3]	7/11/2024	8/11/2024	0.210	-	1,151,277	(1,151,277)	-	-	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	329,880	-	-	329,880	-	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	329,881	-	-	329,881	-	2029
Sub Total				2,008,389	3,980,462	(2,070,886)	(195,093)	3,722,872
Bernard Rowe
2021 LTI - time based	5/11/2021	1/07/2024	0.790	540,220	-	(540,220)	-	-	100%	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.724	810,331	-	(202,583)	(607,748)	-	25%	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.570	560,084	-	-	-	560,084		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.525	840,125	-	-	-	840,125		2026
2023 STI – time based	3/11/2023	1/07/2024	0.175	1,753,764	-	(1,753,764)	-	-	100%	2025
2023 LTI - time based	3/11/2023	1/07/2026	0.175	792,982	-	-	-	792,982	-	2027
2023 LTI - performance based	3/11/2023	1/07/2026	0.162	1,189,472	-	-	-	1,189,472	-	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	-	3,806,452	-	-	3,806,452	-	2026
2024 LTI - time based	1/07/2024	1/07/2027	0.149	-	1,887,097	-	-	1,887,097	-	2028
2024 LTI - performance based	1/07/2024	1/07/2027	0.149	-	2,830,645	-	-	2,830,645	-	2028
Sub Total				6,486,978	8,524,194	(2,496,567)	(607,748)	11,906,857
Chad Yeftich

Name
Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/24	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/25	% vested	Financial year to vest
2021 LTI - time based	5/11/2021	1/07/2024	0.510	223,084	-	(223,084)	-	-	100%	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.457	223,084	-	(55,771)	(167,313)	-	25%	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.615	204,658	-	-	-	204,658	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.645	306,987	-	-	-	306,987	-	2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	694,014	-	(694,014)	-	-	100%	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	250,616	-	-	-	250,616	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	375,924	-	-	-	375,924	-	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	-	1,353,872	-	-	1,353,872	-	2026
2024 LTI - time based	1/07/2024	1/07/2027	0.149	-	588,290	-	-	588,290	-	2028
2024 LTI - performance based	1/07/2024	1/07/2027	0.149	-	882,435	-	-	882,435	-	2028
ROD Bonus[3]	7/11/2024	8/11/2024	0.210	-	1,398,927	(1,398,927)	-	-	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	336,104	-	-	336,104	-	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	336,105	-	-	336,105	-	2029
Sub Total				2,278,367	4,895,733	(2,371,796)	(167,313)	4,634,991
Matt Weaver
2021 LTI - time based	1/07/2021	1/07/2024	0.330	345,907	-	(345,907)	-	-	100%	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	518,860	-	(129,715)	(389,145)	-	25%	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	323,663	-	-	-	323,663		2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	485,495	-	-	-	485,495		2026
2023 STI – time based	1/07/2023	1/07/2024	0.340	939,275	-	(939,275)	-	-	100%	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	481,276	-	-	-	481,276	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	721,914	-	-	-	721,914	-	2027
2024 STI – time based	1/07/2024	1/07/2025	0.149	-	1,994,544	-	-	1,994,544	-	2026
2024 LTI - time based	1/07/2024	1/07/2027	0.149	-	1,140,516	-	-	1,140,516	-	2028
2024 LTI - performance based	1/07/2024	1/07/2027	0.149	-	1,710,775	-	-	1,710,775	-	2028
ROD Bonus[3]	7/11/2024	8/11/2024	0.210	-	2,300,987	(2,300,987)	-	-	100%	2025
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	1,012,463	-	-	1,012,463	-	2029
Supplemental 2024 LTI	1/03/2025	28/02/2029	0.145	-	1,012,463	-	-	1,012,463	-	2029
Sub Total				3,816,390	9,171,748	(3,715,884)	(389,145)	8,883,109
Total				24,888,750	42,440,897	(18,279,625)	(1,869,199)	47,180,823
(3)	ROD bonuses are a one-off time-based grant issued to staff granted upon achievement of a positive Record of Decision, with a 1-day vesting period.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers.  None of these employment agreements have termination dates.

Mr. Calaway, Executive Chairman

Mr. Calaway’s employment agreement has a fixed term of 12 months from July 1, 2024 and was established effective July 1, 2024. It provides for fixed remuneration of US$250,000. At risk STI is 60% of base salary and at risk LTI is 60% of base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Calaway on one months’ notice and by the Company on one months’ notice.

Mr. Rowe, Managing Director & Chief Executive Officer

Mr. Rowe’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$585,000. At risk STI is 80% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 120% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Rowe on six months’ notice and by the Company on six months’ notice.

Mr. Bucknell, Chief Financial Officer & Company Secretary

Mr. Bucknell’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of A$433,000. At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 85% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Bucknell on three months’ notice and by the Company on six months’ notice.

Mr. Coon, Vice President Human Resources

Mr. Coon’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$268,000. Effective January 1, 2025, Mr. Coon transitioned from full-time to part-time employment, with fixed remuneration halved to US$134,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Coon on three months’ notice and by the Company on six months’ notice.

Mr. Nagai, Vice President Commercial Sales & Marketing

Mr. Nagai’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$284,000. Effective January 1, 2025, Mr. Nagai transitioned from full-time to part-time employment, with fixed remuneration halved to US$142,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Nagai on three months’ notice and by the Company on six months’ notice.

Mr. Weaver, Senior Vice President of Engineering & Operations

Mr. Weaver’s employment agreement has an open term and was established effective July 1, 2019.  It provides for fixed remuneration of US$333,000.  At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 85% of the base salary.  The split of LTI performance-based vs time based is 60% to 40%.  The agreement can be terminated by Mr. Weaver on three months’ notice and by the Company on six months’ notice.

Mr. Yeftich, Corporate Development & External Affairs

Mr. Yeftich’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$292,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and company performance compared to established targets) and at risk LTI is 50% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Yeftich on three months’ notice and by the Company on six months’ notice.

C.	Board Practices

Our board of directors consists of James Calaway (appointed Director in April 2017 and Chairman in June 2017), Bernard Rowe (appointed Managing Director in August 2007), Alan Davies (appointed Director in May 2017), Rose McKinney-James (appointed Director in February 2021), Margaret Walker (appointed Director in February 2021), and Timothy Woodall (appointed Director in May 2025).

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

The current membership of the Audit and Risk Committee is:

•	Timothy Woodall (Chairman, independent, non-executive director);

•	Margaret R. Walker (independent, non-executive director); and

•	Alan Davies (independent, non-executive director).

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

The current membership of the Nomination and Remuneration Committee is:

•	Alan Davies (Chairman, independent, non-executive director);

•	Rose McKinney-James (independent, non-executive director); and

•	Timothy Woodall (independent, non-executive director.

Project Execution Committee

The current membership of the Project Execution Committee is:

•	Margaret R. Walker (Chairman, independent, non-executive director);

•	Alan Davies (independent, non-executive director); and

•	Bernard Rowe (managing director and CEO).

Environmental, Sustainability and Governance Committee

The current membership of the Environmental, Sustainability and Governance Committee is:

•	Rose McKinney-James (Chairman, independent, non-executive director);

•	James D. Calaway (executive director); and

•	Margaret R. Walker (independent, non-executive director).

D.	Employees

As of June 30, 2025, we had 23 employees and 8 employee contractors based in five different countries, as shown in the chart below.

	United States	Australia	Canada	Netherlands	Singapore
Employees	19	2	1	0	1
Employee Contractors	4	1	0	1	2

The workforce is non-unionized.

E.	Share Ownership

The following table lists as of October 1, 2025, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 2,667,809,645 ordinary shares outstanding as of October 1, 2025. For any shareholder holding options or performance rights that are currently exercisable or exercisable within 60 days of October 1, 2025, beneficial ownership is calculated based on 2,667,809,645 ordinary shares outstanding as of October 1, 2025 plus any options or performance rights currently exercisable or exercisable within 60 days of October 1, 2025 held by such shareholder.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
James D. Calaway(2)	62,125,625	2.329%
Bernard Rowe(3)	74,426,906	2.790%
Alan Davies(4)	5,784,772	0.217%
Rose McKinney-James	802,260	0.030%
Margaret R. Walker	1,155,380	0.043%
Timothy Woodall(5)	375,000	0.014%
Ian Bucknell	9,445,076	0.354%
Ken Coon	4,010,738	0.150%
Yoshio Nagai	5,847,241	0.219%
Matt Weaver	9,882,323	0.370%
Chad Yeftich	3,582,706	0.134%
Officers and directors as a group (11 persons)	177,438,027	6.651%

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of October 1, 2025. As of October 1, 2025, the number of options and performance rights beneficially owned by each of our directors, our chief executive officer and other members of our senior management, currently exercisable or exercisable within 60 days of October 1, 2025 is 1,301,103.

(2)
56,268,106 ordinary shares are held of record by Lithium Investors Americas LLC, an entity controlled by Mr. Calaway. 5,346,130 ordinary shares are held of record in the name of Mr. Calaway. 326,323 options (currently exercisable), and 185,066 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Calaway.

(3)
36,690,902 ordinary shares and 400,000 American Depositary Receipts are held of record by Mopti Pty Limited, an entity controlled by Mr. Rowe. 5,826,182 ordinary shares are held of record by Mopti Management Pty Limited, an entity controlled by Mr. Rowe. 15,909,822 ordinary shares are held of record in the name of Mr. Rowe.

(4)
2,616,649 ordinary shares are held of record by Diversa Trustees Limited as trustee for HUB24 Super Fund, an entity controlled by Mr. Davies. 3,165,310 ordinary shares, 326,323 options (currently exercisable), and 132,190 Performance rights (vesting in the next 60 days) are held of record in the name of Mr. Davies.

(5)	375,000 ordinary shares are held of record by Timothy Roy Woodall Superfund, an entity controlled by Mr. Davies.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of October 1, 2025, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of October 1, 2025. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of October 1, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 2,667,809,645 ordinary shares issued and outstanding as at October 1, 2025. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Centaurus Capital LP(1)	428,342,433	16.1%
Bank of New York Mellon Corporation(2)	196,113,790	7.4%

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

Record Holders

As of September 30, 2025, we had 2,667,809,645 ordinary shares outstanding. Based on information known to us, as of September 30, 2025, 905,995,740 (34.0%) of our ordinary shares were being held in the United States by 115 holders and 799,075,386 (30.0%) of our ordinary shares were being held in Australia by 329 holders. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

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

Dividends

We have not declared any dividends during fiscal 2025, 2024 or 2023 and do not anticipate that we will do so in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the development of our business.  Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

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

On October 17, 2025, the closing price of our ordinary shares as traded on the ASX was A$0.23 per ordinary share.  Our ADSs are listed on Nasdaq under the symbol “IONR”.

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

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12-month period, would be an amount that would not exceed 15% of our issued capital at the commencement of the 12-month period.  The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12-month period.  Issues of securities in excess of this limit or the issue of securities to our related parties, certain substantial shareholders and their respective associates require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

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

As at September 30, 2025, the prescribed threshold applicable to the majority of non-land investments is A$330 million though a higher threshold of A$1.427 billion applies for private foreign investors from the United States, New Zealand, China, Japan, South Korea, Singapore, Hong Kong, Peru, Chile, United Kingdom, Canada, Mexico, Malaysia and Vietnam unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

An investor in the Company would currently be subject to the mandatory notification regime if they are a foreign government investor making a direct investment in the Company.  Further, given the market capitalization of the Company at June 30, 2025 was in excess of relevant thresholds a private foreign person (from a non-partner jurisdiction) that acquires a substantial interest in the Company’s shares would also be subject to mandatory notification regime.  Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

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

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the ownership and disposition of their absolute beneficial ownership of ADSs and ordinary shares. This discussion is based on the laws as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect.  The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia.  Holders are advised to consult their tax advisors concerning the overall tax consequences of the ownership and disposition of ADSs and ordinary shares in their particular circumstances.  This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to own or dispose of ADSs or ordinary shares.  Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Material U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership and disposition of the ADSs and ordinary shares as of the date hereof.  This summary is limited to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	insurance companies;

•	banks or other financial institutions;

•	individual retirement and other tax-deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	individuals who are former U.S. citizens or former long-term U.S. residents;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	persons holding the ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;

•	persons that received ADSs or ordinary shares as compensation for the performance of services;

•	grantor trusts;

•	tax-exempt entities;

•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or

•	persons that are not U.S. Holders.

In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, we have not received nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each U.S. Holder should consult its tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of owning and disposing of the ADSs and ordinary shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.  Such a partner or partnership should consult its tax advisor as to the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares.

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

You are urged to consult your tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.  Accordingly, no gain or loss will be recognized for U.S. federal income tax purposes if you exchange ADSs for the underlying shares represented by those ADSs.

Certain Tax Consequences If We Are a PFIC

The rules governing PFICs can result in adverse tax consequences to U.S. Holders.  We generally will be a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income.  In determining whether a non-U.S. corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.  Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination.  If we are classified as a PFIC in any taxable year with respect to which you own ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and you make the “deemed sale election” described below.

Because we did not have active business income in the taxable year ended June 30, 2025, we believe we were a PFIC in tax year 2025, and, because we do not expect to begin active business operations in the current taxable year, we expect to be a PFIC in the current taxable year. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of the ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for the current taxable year. Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty. Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. You should consult your tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on the ADSs or ordinary shares in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale, exchange, or other disposition of such ADSs or ordinary shares.  Under these special tax rules:

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ADSs or ordinary shares cannot be treated as capital gains, even if the ADSs or ordinary shares are held as capital assets.  Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

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

PFIC “Mark-to-market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock.  For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations.  A “qualified exchange” includes a national securities exchange that is registered with the SEC. A non-U.S. securities exchange is a “qualified exchange” if (1) it is regulated or supervised by a governmental authority of the country in which the market is located, (2) it satisfies certain trading volume, listing, financial disclosure, surveillance, and other requirements, (3) the laws of the country ensure such requirements described in (2) are met, and (4) the rules of the exchange effectively promote active trading of listed stocks.

If you make a mark-to-market election, you generally must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs or ordinary shares.  If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  The adjusted tax basis of the ADSs or ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election.  If you make an effective mark-to-market election, any gain you recognize upon the sale, exchange or other disposition of the ADSs or ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs remain listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on Nasdaq.  While we would expect the ASX, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the ASX is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes.  Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if we are a PFIC and you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

PFIC Reporting Requirements

If we are a PFIC, each U.S. Holder generally would be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs, mark-to-market elections, and QEF elections are very complex and are affected by various factors in addition to those described above. You are urged to contact your tax advisor with respect to the impact of PFIC status on the ownership and disposition of our ADSs or ordinary shares, the consequences to you of an investment in a PFIC, any elections available with respect to our ADSs and ordinary shares, and the IRS information reporting obligations with respect to the ownership and disposition of the common shares of a PFIC.

Certain Tax Consequences If We Are Not a PFIC

Distributions

If you are a U.S. Holder of the ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you.  Instead, see “—Certain Tax Consequences If We Are A PFIC.”

We do not currently anticipate paying any distributions on the ADSs or ordinary shares in the foreseeable future.  However, to the extent there are any distributions made with respect to the ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received.  Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter, as capital gain.  Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes.  Consequently, you should expect to treat any distributions paid with respect to the ADSs or ordinary shares as dividend income.  See “—Backup Withholding Tax and Information Reporting Requirements” below.  If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

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

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2025 and expect to be a PFIC in our current taxable year. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a PFIC.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to the ADSs or ordinary shares.

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

Dividends you receive with respect to ADSs or ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For these purposes, dividends generally will be categorized as “passive category” income or, in the case of certain U.S. Holders, “general category” income.  A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements or if you engage in certain risk reduction transactions.  Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing your U.S. federal taxable income in respect of any Australian taxes withheld.  If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact-specific and are subject to complex rules.  You are urged to consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction.  See “—Certain Australian Income Tax Considerations—Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to the taxable year ended June 30, 2025 and the current taxable year).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

If you are a U.S. Holder of the ADSs or ordinary shares in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Certain Tax Consequences If We Are A PFIC.”

Subject to the PFIC rules discussed above, you generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ADSs or ordinary shares equal to the difference between the amount realized on the sale, exchange or other disposition (determined in the case of sales, exchanges or other dispositions in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale, exchange or other disposition, or, in the case of a sale, exchange or other disposition on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs or ordinary shares.  Your initial tax basis will be your U.S. dollar purchase price for such ADSs or ordinary shares.

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

You should consult your tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale, exchange or other disposition of ADSs or ordinary shares.  See “Certain Australian Income Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations.  Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements.  Certain U.S. Holders are not subject to backup withholding and information reporting.  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS.  Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs or ordinary shares not held through an account with a U.S. financial institution. You are urged to consult with your tax advisor regarding the reporting obligations that may arise from the ownership or disposition of the ADSs or ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or ordinary shares.  You should consult with your tax advisor concerning the tax consequences to you in your particular situation.

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

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash, short-term deposits and borrowings with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At June 30, 2025, 2024 and 2023, we had US$25.1 million, US$35.7 million, and US$52.7 million, respectively, of cash and short-term deposits. We currently do not engage in any hedging or derivative transactions to manage interest rate risk. Additional information is set out in “Note 6.2—Financial risk management” of our financial statements and related notes included elsewhere in this annual report on Form 20-F.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2025. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2025.  Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2025, our internal control over financial reporting was effective.

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

Changes in Internal Control over Financial Reporting

During fiscal 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Woodall is an audit committee financial expert and is independent under the listing standards of Nasdaq for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act.

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

Services Rendered	Fiscal 2025	Fiscal 2024
Audit Fees	US$261,040	US$211,400
Audit Related Fees	US$-	US$-
Tax Fees	US$-	US$-
All Other Fees	US$-	US$-
Total	US$261,040	US$211,400

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

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2025.

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

Our Trading Policy governs purchases, sales and other dispositions of our securities by our directors, executive officers and employees. We believe our Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations applicable to us. Our Trading Policy prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and from disclosing such information to others, and it prohibits trading on material nonpublic information of other companies. The foregoing summary does not purport to be complete and is qualified in its entirety by our Trading Policy, a copy of which was filed as exhibit 11.1 to our annual report for the year ended June 30, 2024, which is being incorporated by reference herein.

ITEM 16.K	CYBERSECURITY

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
For the years ended June 30, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ioneer Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ioneer Ltd and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

October 22, 2025

Consolidated statement of profit or loss and other comprehensive income
For the years ended June 30 2025, 2024 and 2023

		2025	2024	2023

	Note	$'000	$'000	$'000
Exploration expenditure written off	2.2	(37)	(31)	(45)
Employee benefits expensed	7.1	(6,372)	(5,344)	(5,967)
Other expenses	2.3	(3,787)	(3,850)	(3,684)
Loss from operating activities		(10,196)	(9,225)	(9,696)
Finance income	2.4	653	1,411	3,321
Finance costs	2.4	(11)	(11)	(16)
Net finance income / (costs)	2.4	642	1,400	3,305
Loss before tax		(9,554)	(7,825)	(6,391)
Income tax expense	3.1	-	-	-
Loss for the year		(9,554)	(7,825)	(6,391)
Loss attributable to equity holders of the company		(9,554)	(7,825)	(6,391)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation difference on foreign operations		(269)	(45)	(2,523)
Other comprehensive income/(loss) (net of tax)		(269)	(45)	(2,523)
Total comprehensive profit / (loss) for the year		(9,823)	(7,870)	(8,914)
Total comprehensive income / (loss) attributable to the owners of the company		(9,823)	(7,870)	(8,914)

		2025	2024	2023

Earnings per share		Cents	Cents	Cents
Basic loss per ordinary share	2.5	(0.41)	(0.36)	(0.30)
Diluted loss per ordinary share	2.5	(0.41)	(0.36)	(0.30)

The consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
As at June 30 2025 and 2024

		2025	2024

	Note	$'000	$'000
Current assets
Cash assets	4.1	25,059	35,715
Receivables	4.2	192	324
Prepayments	4.3	16	19
Total current assets		25,267	36,058

Non-current assets
Receivables	4.2	289	276
Plant and equipment	4.4	289	406
Right of use asset	4.5	334	71
Exploration and evaluation expenditure	4.6	203,110	187,664
Other	4.7	4,252	-
Total non-current assets		208,274	188,417
Total assets		233,541	224,475

Current liabilities
Payables	4.8	2,408	4,543
Lease liabilities	4.8	106	41
Provisions	4.10	462	428
Borrowings	4.9	-	1,200
Total current liabilities		2,976	6,212

Non-current liabilities
Lease liabilities - non-current	4.8	267	42
Total Non-current liabilities		267	42
Total liabilities		3,243	6,254
Net assets		230,298	218,221

Equity
Contributed equity	5.1	302,651	281,671
Reserves	5.2	(2,447)	(3,098)
Accumulated losses		(69,906)	(60,352)
Total equity		230,298	218,221

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the years ended June 30 2025, 2024 and 2023

		Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	Note	$'000	$'000	$'000	$'000	$'000

As at July 1 2024		281,671	(12,761)	9,663	(60,352)	218,221
Loss for the year ended June 30 2025		-	-	-	(9,554)	(9,554)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(269)	-	-	(269)
Total other comprehensive income		-	(269)	-	-	(269)
Total comprehensive income for the year		-	(269)	-	(9,554)	(9,823)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	6,106	-	6,106
Fair value of performance rights vested	5.2	5,186	-	(5,186)	-	-
Share issue costs	5.1	(618)	-	-	-	(618)
Shares issued from capital raise	5.1	16,412	-	-	-	16,412
Options exercised	5.2	-	-	-	-	-
As at June 30 2025		302,651	(13,030)	10,583	(69,906)	230,298

As at July 1 2023		255,364	(12,716)	7,278	(52,527)	197,399
Loss for the year ended June 30 2024		-	-	-	(7,825)	(7,825)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(45)	-	-	(45)
Total other comprehensive income		-	(45)	-	-	(45)
Total comprehensive income for the year		-	(45)	-	(7,825)	(7,870)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	4,277	-	4,277
Fair value of performance rights vested	5.2	1,892	-	(1,892)	-	-
Share issue costs	5.1	(780)	-	-	-	(780)
Shares issued from capital raise	5.1	25,141	-	-	-	25,141
Options exercised	5.2	54	-	-	-	54
As at June 30 2024		281,671	(12,761)	9,663	(60,352)	218,221

As at July 1 2022		254,273	(10,193)	5,755	(46,136)	203,699
Loss for the year ended June 30 2023		-	-	-	(6,391)	(6,391)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(2,523)	-	-	(2,523)
Total other comprehensive income		-	(2,523)	-	-	(2,523)
Total comprehensive income for the year		-	(2,523)	-	(6,391)	(8,914)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	2,626	-	2,626
Fair value of performance rights vested	5.2	1,103	-	(1,103)	-	-
Share issue costs	5.1	(12)	-	-	-	(12)
As at June 30 2023		255,364	(12,716)	7,278	(52,527)	197,399

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cashflows
For the years ended June 30 2025, 2024 and 2023

		2025	2024	2023

	Note	$'000	$'000	$'000
Cash flows from operating activities
Payment to suppliers and employees		(6,805)	(7,198)	(8,069)
Net cash flows used in operating activities (inclusive of GST)	4.1	(6,805)	(7,198)	(8,069)

Cash flows from investing activities
Expenditure on mining exploration and evaluation		(14,510)	(36,635)	(33,333)
Purchase of equipment	4.4	-	(2)	(601)
Interest received		680	1,254	1,462
Net cash flows used in investing activities		(13,830)	(35,383)	(32,472)

Cash flows from financing activities
Proceeds from the issue of shares	5.1	16,412	25,141	-
Proceeds from exercise of options	5.1	-	55	-
Equity raising expenses	5.1	(618)	(780)	(12)
Payments of lease liability		(140)	(130)	(213)
Proceeds from borrowings	4.9	-	1,200	-
Repayment of borrowings	4.9	(1,200)	-	-
Payment for establishment of loan		(4,252)	-	-
Net cash flows received / (used in) financing activities		10,202	25,486	(225)
Net increase / (decrease) in cash held		(10,433)	(17,095)	(40,766)

Cash at the beginning of the financial year		35,715	52,709	94,177
Effect of exchange rate fluctuations on balances of cash		(223)	101	(702)
Closing cash carried forward	4.1	25,059	35,715	52,709

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023

Section 1.	Basis of preparation

INTRODUCTION - What’s New in this Report

1.1.	Reporting entity

The financial report of ioneer Ltd for the year ended 30 June 2025 was authorized for issue in accordance with a resolution of the Directors on September 17, 2025.

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
For the years ended June 30 2025, 2024 and 2023
1.2.	Basis of preparation

•
These financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ('IASB'), including new or amended accounting standards effective for reporting periods beginning July 1, 2022.

•	Unless otherwise stated, the accounting policies disclosed have been consistently applied.
•	The financial report has been prepared on a historical cost basis.
•	The financial statements have been presented in US dollars which is the Groups presentation currency.
•
The financial statements have been prepared on the going concern basis which assumes the company and consolidated entity will have sufficient cash to pay its debts as and when they become payable for a period of at least 12 months from the date the financial report was authorized for issue.

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

The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended June 30, 2025. The Group’s management have yet to assess the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

IAS 18 - Presentation and Disclosure in Financial Statements(IAS 1)
IAS 18 replaces IAS 1 as the standard describing the primary financial statements and sets out the requirements for the presentation and disclosure of information in IFRS-compliant financial statements. Amongst other changes, it introduces the concept of 'management-defined performance measure' to financial statements and requires the classification of transactions presented within the statement of profit or loss within one of five categories - operating, investing, financing, income taxes and discontinued operations. It also provides enhanced requirements for the aggregation and disaggregation of information

IAS 7 and IAS 39 – Financial Instruments
The amendments to IAS 7 and IAS 39 clarify that a financial liability is derecognized on settlement date, i.e. when the related obligation is discharged, cancelled, expires or the liability otherwise disqualifies for recognition. It also clarifies how to assess contractual cash flow characteristics.

The Group is currently assessing the impact the amendments will have on current practice.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
1.4.	Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its operations. The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date that control ceases. There has been no change in the control of any subsidiaries during the financial period. All subsidiaries are 100% owned by the Company (2024: 100%).

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

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:
-	Expected to be realized or intended to be sold or consumed in the normal operating cycle
-	Held primarily for the purpose of trading
-	Expected to be realized within twelve months after the reporting period

Or
-	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:
-	It is expected to be settled in the normal operating cycle
-	It is held primarily for the purpose of trading
-	It is due to be settled within twelve months after reporting period

Or
-	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
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
For the years ended June 30 2025, 2024 and 2023
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

Presentation of foreign exchange gains and losses in the statement of profit or loss

The Group presents its foreign exchange gains and losses within net financing income /expense in the statement of profit or loss.

1.8.	Going Concern

The Directors believe that the going concern basis is appropriate for the preparation of the consolidated financial statements, notwithstanding continued losses and no ongoing revenue stream, with the Group having a strong fund-raising track record.

The Group currently has sufficient cash reserves to support this Going Concern position and is confident in its ability to raise further funds from securing an equity partner via the strategic partnership process recommenced in Q2 of 2025, equity capital markets or a mixture of both.

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

Segment information provided to the CODM:

Segment information	North America						Australia						Total
	2025		2024		2023		2025		2024		2023		2025		2024		2023
	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000	$	’000

Exploration expenditure - non core		(37)		(31)		(45)		-		-		-		(37)		(31)		(45)
Other expenses		(1,899)		(2,383)		(1,356)		(1,888)		(1,467)		(2,328)		(3,787)		(3,850)		(3,684)
Reportable segment loss		(1,936)		(2,414)		(1,401)		(1,888)		(1,467)		(2,328)		(3,824)		(3,881)		(3,729)
Employee benefits and other expenses		(2,680)		(2,407)		(2,043)		(3,692)		(2,937)		(3,924)		(6,372)		(5,344)		(5,967)
Net financing income / (expense)		(3,173)		(1,802)		(25)		3,815		3,202		3,330		642		1,400		3,305
Net loss before income tax		(7,789)		(6,623)		(3,469)		(1,765)		(1,202)		(2,922)		(9,554)		(7,825)		(6,391)

Segment assets
Exploration assets		203,110		187,664		152,226		-		-		-		203,110		187,664		152,226
Other assets		9,443		8,576		5,258		20,988		28,235		48,835		30,431		36,811		54,093
Total assets		212,553		196,240		157,484		20,988		28,235		48,835		233,541		224,475		206,319
Segment liabilities
Payables		2,124		4,442		7,547		390		142		927		2,514		4,584		8,474
Provisions		165		177		167		297		251		201		462		428		368
Borrowings		-		1,200		-		-		-		-		-		1,200		-
Total current liabilities		2,289		5,819		7,714		687		393		1,128		2,976		6,212		8,842
Payables		267		(8)		78		-		50		-		267		42		78
Total non-current liabilities		267		(8)		78		-		50		-		267		42		78
Total liabilities		2,556		5,811		7,792		687		443		1,128		3,243		6,254		8,920
Net assets		209,997		190,429		149,692		20,301		27,792		47,707		230,298		218,221		197,399

Major customers

The Company has no major customers and nil revenues (2024 and 2023: nil).

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
2025	2024	2023
$’000	$’000	$’000

2.2.	Impairment write-off

Exploration expenditure written off	(37)	(31)	(45)
Total impairment	(37)	(31)	(45)

2.3.	Other expenses

General and administrative expenses	1,877	1,668	2,751
Consulting and professional costs	1,633	1,922	881
Depreciation and amortization	277	260	52
Total other expenses	3,787	3,850	3,684

2.4.	Net finance income / (costs)

Interest income from external providers	608	1,293	1,484
Other revenue	-	-	26
Net foreign exchange gain	45	118	1,811
Finance income	653	1,411	3,321

Bank charges	(9)	(9)	(6)
Net foreign exchange loss	-	-	-
Lease interest	(2)	(2)	(10)
Finance costs	(11)	(11)	(16)
Net finance income / (costs)	642	1,400	3,305

Interest income is recorded at the effective interest rate applicable to the financial instrument. Interest is recognized as it accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
2.5.	Earnings per share

	2025	2024	2023
	$’000	$’000	$’000

Earnings used in calculating earnings per share
Basic and diluted loss	(9,554)	(7,825)	(6,391)

Weighted average number of ordinary shares used as the denominator	Number	Number	Number

Issued ordinary shares - opening balance	2,325,614,708	2,098,818,267	2,091,299,420
Effect of shares issued	31,960,803	46,244,015	6,894,635

Weighted average number of ordinary shares	2,357,575,511	2,145,062,282	2,098,194,055

Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares at 30 June for basic EPS	2,357,575,511	2,145,062,282	2,098,194,055
Effect of dilution from options and rights on issue	-	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,357,575,511	2,145,062,282	2,098,194,055

	Cents	Cents	Cents
Basic loss per share attributable to the ordinary equity holders of the company	(0.41)	(0.36)	(0.30)
Diluted loss per share attributable to the ordinary equity holders of the company	(0.41)	(0.36)	(0.30)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of dilution from options and rights on issue in the financial year would be 64,922,144 (2024: 36,944,618 and 2023: 35,840,492). The impact the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Section 3.	Taxation

3.1.	Taxation

	2025	2024	2023
	$’000	$’000	$’000 [1]
Tax expense comprises:
Income tax
Current tax benefit / (expense)	-	-	-
Tax expense related to movements in deferred tax balances	-	-	-
Total tax (expense) / benefit	-	-	-
Numerical reconciliation between tax (expense) / benefit and pre-tax net result:
Loss before tax	(9,554)	(7,825)	(6,391)
Prima facie taxation benefit at 30%	(2,866)	(2,348)	(1,917)
Decrease / (increase) in income tax benefit due to:
Differences in tax rates	273	232	224
Non-deductible expenses	1,162	746	1,113
Foreign exchange and other translation adjustments	(38)	(130)	(586)
Additional tax deductible expenditure	(4)	(7)	(166)
Unrecognized tax losses relating to current year	1,473	1,507	1,181
Adjustments for prior years	-	-	151
Income tax (expense) / benefit	-	-	-

No provision for income tax is considered necessary in respect of the Company for the year ended June 30, 2025. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes (2024: nil). The Group has estimated tax loss positions across the group as follows:

Deferred Tax
Deferred tax relates to the following:
	2025	2024
	$’000	$’000
Deferred tax relates to the following
Foreign exchange gain/loss	(1,406)	(1,368)
Losses available for offsetting against future taxable income	1,406	1,368
Net deferred tax asset	-	-

The Group has tax losses for which no deferred tax asset has been recognized on the Statement of Financial Position that amounted to $45.9 million (2024: $40.5m).

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
	Jurisdiction June 30, 2025
	Australia	USA	Canada
	$’000	$’000	$’000
Non-recognized tax losses - revenue
Balance at the beginning of the period	12,391	23,087	188
Movement during the period	(684)	5,959	139
Balance at the end of the period	11,707	29,046	327

	$’000	$’000	$’000
Non-recognized tax losses - capital
Balance at the beginning of the period	4,792	-	-
Movement during the period	3	-	-
Balance at the end of the period	4,795	-	-
Total revenue and capital losses not recognized	16,502	29,046	327

These amounts will only be obtained if:

•	the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be recognized,
•	the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law,
•	no changes in tax legislation adversely affect the Company and Controlled Entities in recognizing the benefit from the deductions for the losses,
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

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Section 4.	Invested and working capital

4.1.	Cash assets

	2025		2024
	$	’000	$	’000

Cash at bank		21,001		19,205
Short term deposits		4,058		16,510
Total cash assets		25,059		35,715
Cash flow reconciliation
Reconciliation of net cash outflow from operating activities to operating loss after tax
Loss for the period		(9,554)		(7,825)
Adjustments to reconcile profit to net cash flows:
Depreciation		277		118
Exploration expenditure written-off		37		31
Share-based payments		3,164		1,633
Net foreign exchange differences - unrealized		(45)		(96)
Interest income		(681)		(1,293)
Interest expense		26		11
Change in assets and liabilities during the financial year:
Decrease / (Increase) in trade and other receivables		127		(50)
(Decrease) / increase in provisions and employee benefits		34		(60)
Increase in accounts payable		(173)		344
Interest paid		(17)		(11)
Net cash used in operating activities		(6,805)		(7,198)

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
4.2.	Receivables

	2025	2024
	$’000	$’000
Current
Interest receivable	-	-
Other debtors	143	195
Prepayments	49	129
Total current trade and other receivables	192	324

Non-current
Other debtors	289	276
Total non-current trade and other receivables	289	276

Total current and non-current trade and other receivables	481	600

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment. Impairment losses are recognized in the profit and loss.

4.3.	Current assets - other

	2025	2024
	$’000	$’000
Current
Prepayments	16	19
Total current other assets	16	19

4.4.	Plant and equipment

	2025	2024
	$’000	$’000
Plant and equipment - at cost	606	606
Less accumulated depreciation	(317)	(200)
Total plant and equipment	289	406

Reconciliation of the movement
Opening balance	406	522
Additions	-	2
Disposals	-	-
Depreciation expense	(117)	(118)
Closing balance	289	406

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
For the years ended June 30 2025, 2024 and 2023
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

4.5.	Right of Use Asset

	2025	2024
	$’000	$’000
Premises - at cost	755	368
Less accumulated amortization	(421)	(297)
Total Right of Use Asset	334	71

Reconciliation of the movement
Opening balance	71	202
Additions	423	11
Amortization expense	(160)	(142)
Foreign exchange translation difference	-	-
Closing balance	334	71

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
For the years ended June 30 2025, 2024 and 2023
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

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicator of impairment has been identified as at June 30 2025.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

	2025	2024
	$’000	$’000

Exploration and evaluation expenditure	203,110	187,664
Reconciliation of movement
Opening balance	187,664	152,226
Additions - Rhyolite Ridge	15,300	35,398
Exploration expenditure - non core	183	71
Exploration expenditure - written off	(37)	(31)
Carrying amount at the end of the financial year	203,110	187,664

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

4.7.	Non-current assets - other

	2025	2024
	$’000	$’000

Unamortized loan fees	4,252	-

The Company paid fees to establish a loan with the US Department of Energy (DOE). The fees will be amortized over the life of the loan. Amortization begins after the first draw on said loan. The total loan amount is US$996 million (US$968 million in principal and US$28 million in capitalized interest during construction). The loan term is 20 years, and the interest rate is fixed from the date of each advance for the term of the loan at the applicable long-dated U.S. Treasury rate.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
4.8.	Payables

	2025	2024
	$’000	$’000
Current
Trade creditors and other payables	2,066	4,056
Accrued expenses	342	487
Lease Liabilities	106	41
Total current payables	2,514	4,584

Non-current
Lease Liabilities	267	42
Total non-current payables	267	42
Total current and non-current payables	2,781	4,626

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
4.9.	Borrowings

	2025	2024
	$’000	$’000

Current
Other current debt	-	1,200
Total borrowings	-	1,200

In the previous financial year, the current debt was comprised of an unsecured loan from Sibanye Stillwater Limited. In February 2025, the Company received notification that Sibanye Stillwater Limited had decided not to proceed with the Rhyolite Ridge joint venture. In accordance with the strategic partnership unit purchase and subscription agreement, ioneer repaid the unsecured loan of $1,200,000 within 30 days following notification, and the agreement was terminated.

4.10.	Provisions

Employee entitlements

	2025	2024
	$’000	$’000

Current
Provision for employee benefits	462	428
Total provisions	462	428

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023

Section 5.	Capital structure

5.1.	Share capital

Ordinary shares

	2025	2024
	$’000	$’000

2,608,172,516 (2024: 2,325,614,708) ordinary shares, fully paid	302,651	281,671

	2025	2024	2025	2024
	Number	Number	$’000	$’000
Reconciliation of movement:
Balance at the beginning of the financial year	2,325,614,708	2,098,818,267	281,671	255,364
Ordinary shares	252,500,000	213,602,562	16,412	25,141
Ordinary shares non-cash	-	-	-	-
Exercise of unlisted options (1)	-	357,710	-	54
Performance rights vested (2)	30,057,808	12,836,169	5,186	1,892
Share issue costs	-	-	(618)	(780)
Balance at the end of the financial period	2,608,172,516	2,325,614,708	302,651	281,671

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2025 the Company issued:
•	30,057,808 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan;
•	252,500,000 shares as a consequence of a share placement in June 2025.

During the year ended 30 June 2024 the Company issued:
•	12,836,169 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan;
•	357,710 shares as a consequence of Options exercised under the Share Options Plan;
•	213,602,562 shares as a consequence of a share placement in May 2024.

During the year ended 30 June 2023 the Company issued:
•	7,518,847 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.

Share schemes

The Company has two share schemes in operation:
•	The Share Option Plan; and
•	The Equity Incentive Plan.

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

Share options

Movement in options on issue for the year ended June 30, 2025
	Grant date	Vesting date	Expiry date	FV per option at grant date $	Exercise price $	Opening balance	Issued	Exercised	Expired	Closing balance
NEDs(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	(653,594)	-
Ex-NEDs (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	(653,594)	-
NEDs(1)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	-	652,646
Ex-NEDs (2)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	-	978,969
Movement for the year ended June 30, 2025						2,938,803	-	-	(1,307,188)	1,631,615

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Movement in options on issue for the year ended June 30, 2024
	Grant date	Vesting date	Expiry date	FV per option at grant date $	Exercise price $	Opening balance	Issued	Exercised	Expired	Closing balance
NEDs (1)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	(357,710)	(357,710)	-
Ex-NEDs (2)	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	-	(715,420)	-
NEDs(1)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
Ex-NEDs (2)	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	-	653,594
NEDs(1)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	-	652,646
Ex-NEDs (2)	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	-	978,969
Movement for the year ended June 30, 2024						4,369,643	-	(357,710)	(1,073,130)	2,938,803

(1)	NEDs refers to Non-executive directors.
(2)	Ex-NEDs refers to former Non-executive directors.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Performance rights

Movement in performance rights on issue for the year ended June 30, 2025
Grant		Vesting	Fair value per right grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
date		date	$	Number	Number	Number	Number	Number
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	1,458,852	-	(364,714)	(1,094,138)	-
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	972,569	-	(972,569)	-	-
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	679,146	-	(679,146)	-	-
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	354,093	-	(88,525)	(265,568)	-
2021 LTI - performance based - KMP	26-Aug-21	01-Jul-24	0.4570	223,084	-	(55,771)	(167,313)	-
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	721,111	-	(721,111)	-	-
2021 LTI - time based - KMP	26-Aug-21	01-Jul-24	0.5100	223,084	-	(223,084)	-	-
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	1,567,975	-	(391,995)	(1,175,980)	-
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	1,045,316	-	(1,045,316)	-	-
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	(115,000)	-	-
2022 LTI – performance based - KMP	01-Jul-22	01-Jul-25	0.4528	1,392,806	-	-	-	1,392,806
2022 LTI – time based – KMP	01-Jul-22	01-Jul-25	0.4250	928,538	-	-	-	928,538
Retention on employment – staff	01-Jul-22	01-Jul-25	0.4250	35,000	-	-	-	35,000
2022 LTI – time based – staff	22-Aug-22	01-Jul-25	0.6800	200,000	-	-	(57,773)	142,227
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	200,000	-	-	(3,467)	196,533
2022 LTI – performance based – staff	01-Sep-22	01-Jul-25	0.6128	59,905	-	-	(19,258)	40,647
2022 LTI – time based – staff	01-Sep-22	01-Jul-25	0.6500	179,715	-	-	-	179,715
2022 LTI – performance based - staff	05-Sep-22	01-Jul-25	0.6448	306,987	-	-	-	306,987
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	204,658	-	-	-	204,658
2022 LTI – performance based – staff	05-Sep-22	01-Jul-25	0.5780	651,640	-	-	-	651,640
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	961,948	-	-	-	961,948
2022 LTI – performance based – KMP	04-Nov-22	01-Jul-25	0.5245	1,249,442	-	-	-	1,249,442
2022 LTI time based – KMP	04-Nov-22	01-Jul-25	0.5700	832,962	-	-	-	832,962
Retention on employment - staff	01-Jan-23	01-Jan-26	0.3700	200,000	-	-	(200,000)	-
2023 STI time based - staff	01-Jul-23	01-Jul-24	0.3400	548,268	-	(548,268)	-	-
2023 STI performance based – KMP	01-Jul-23	01-Jul-24	0.3400	3,810,642	-	(3,810,642)	-	-
2023 LTI time based – staff	12-Sep-23	01-Jul-26	0.2250	2,249,082	-	-	(197,049)	2,052,033
2023 LTI performance based – staff	12-Sep-23	01-Jul-26	0.2250	1,361,291	-	-	(149,891)	1,211,400
2023 LTI time based - KMP	12-Sep-23	01-Jul-26	0.2250	1,533,520	-	-	-	1,533,520
2023 LTI performance based – KMP	12-Sep-23	01-Jul-26	0.2250	2,300,279	-	-	-	2,300,279
2023 LTI time based – KMP	12-Sep-23	01-Jul-26	0.2250	1,127,137	-	-	-	1,127,137
2023 LTI performance based – KMP	12-Sep-23	01-Jul-26	0.2250	1,690,704	-	-	-	1,690,704
Retention on employment – staff	1-Oct-23	30-Sep-26	0.2200	225,000	-	-	-	225,000
2023 STI time based – KMP	03-Nov-23	01-Jul-24	0.1750	2,910,454	-	(2,910,454)	-	-
Retention on employment – directors	03-Nov-23	02-Nov-24	0.2400	1,361,955	-	(1,361,955)	-	-
2024 STI – staff	01-Jul-24	01-Oct-24	0.1488	-	3,417,317	(722,266)	-	2,695,051
2024 STI – KMP	01-Jul-24	01-Oct-24	0.1488	-	7,338,731	-	-	7,338,731
2024 LTI performance based – KMP	30-Sep-24	01-Jul-27	0.1488	-	5,411,818	-	-	5,411,818
2024 LTI time based – KMP	30-Sep-24	01-Jul-27	0.1488	-	3,607,876	-	-	3,607,876
2024 LTI performance based – staff	30-Sep-24	01-Jul-27	0.1488	-	2,815,486	-	(54,774)	2,760,712
2024 LTI time based - staff	30-Sep-24	01-Jul-27	0.1488	-	4,494,646	-	(164,323)	4,330,323
2024 LTI performance based - KMP	01-Nov-24	01-Jul-27	0.2800	-	4,009,239	-	-	4,009,239
2024 LTI time based – KMP	01-Nov-24	01-Jul-27	0.2800	-	2,672,826	-	-	2,672,826
2024 STI – KMP	01-Nov-24	01-Jul-25	0.2800	-	6,079,022	-	-	6,079,022
Retention on employment – directors	01-Nov-24	01-Nov-25	0.2800	-	713,826	-	(65,369)	648,457
ROD bonus – KMP	07-Nov-24	08-Nov-24	0.2100	-	7,558,318	(7,558,318)	-	-
ROD bonus – staff	07-Nov-24	08-Nov-24	0.2100	-	8,488,674	(8,488,674)	-	-
2024 supplemental LTI -	01-Mar-25	28-Feb-29	0.1450		6,273,298	-	-	6,273,298
Retention on employment – directors	05-May-25	04-May-28	0.1350	-	200,000	-	-	200,000
Movement for the year ended 30 June 2025				33,882,163	63,081,077	(30,057,808)	(3,614,903)	63,290,529

F-27

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Movement in performance rights on issue for the year ended June 30, 2024
Grant		Vesting	Fair value per right grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
date		date	$	Number	Number	Number	Number	Number
2020 LTI - performance based - KMP	06-Nov-20	01-Jul-23	0.1665	2,016,774	-	(705,871)	(1,310,903)	-
2020 LTI - time based - KMP	06-Nov-20	01-Jul-23	0.1950	1,344,516	-	(1,344,516)	-	-
2020 LTI - performance based - staff	01-Jul-20	01-Jul-23	0.1370	1,527,255	-	(534,541)	(992,714)	-
2020 LTI - time based - staff	01-Jul-20	01-Jul-23	0.1250	2,170,190	-	(2,170,190)	-	-
2020 LTI - performance based - KMP	01-Jul-20	01-Jul-23	0.1370	3,642,025	-	(1,274,711)	(2,367,314)	-
2020 LTI time based - KMP	01-Jul-20	01-Jul-23	0.1250	2,428,016	-	(2,428,016)	-	-
Retention on employment- staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	(226,129)	-	-
Retention on employment- directors	01-Feb-21	01-Feb-24	0.3300	600,000	-	(600,000)	-	-
2021 LTI - performance based - KMP	01-Jul-21	01-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI - time based - KMP	01-Jul-21	01-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment- staff	01-Jul-21	01-Jul-24	0.3300	679,146	-	-	-	679,146
2021 LTI - performance based - staff	26-Aug-21	01-Jul-24	0.4570	605,125	-	-	(27,948)	577,177
2021 LTI - time based - staff	26-Aug-21	01-Jul-24	0.5100	1,028,040	-	-	(83,845)	944,195
2021 LTI - performance based - KMP	05-Nov-21	01-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based - KMP	05-Nov-21	01-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
Retention on employment- staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI – performance based - KMP	01-Jul-22	01-Jul-25	0.4528	1,392,806	-	-	-	1,392,806
2022 LTI – time based – KMP	01-Jul-22	01-Jul-25	0.4250	928,538	-	-	-	928,538
Retention on employment – staff	01-Jul-22	01-Jul-25	0.4250	35,000	-	-	-	35,000
2022 Cash Bonus conversion – KMP	01-Jul-22	01-Jul-23	0.4250	1,207,370	-	(1,207,370)	-	-
2022 Cash Bonus conversion– staff	01-Jul-22	01-Jul-23	0.4250	929,307	-	(929,307)	-	-
2022 LTI – time based – staff	22-Aug-22	01-Jul-25	0.6800	200,000	-	-	-	200,000
Retention on employment – directors	25-Aug-22	25-Aug-25	0.6600	200,000	-	-	-	200,000
2022 LTI – performance based – staff	01-Sep-22	01-Jul-25	0.6128	59,905	-	-	-	59,905
2022 LTI – time based – staff	01-Sep-22	01-Jul-25	0.6500	179,715	-	-	-	179,715
2022 LTI – performance based - staff	05-Sep-22	01-Jul-25	0.6448	306,987	-	-	-	306,987
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	204,658	-	-	-	204,658
2022 LTI – performance based – staff	05-Sep-22	01-Jul-25	0.5780	681,095	-	-	(29,455)	651,640
2022 LTI – time based – staff	05-Sep-22	01-Jul-25	0.6150	1,050,312	-	-	(88,364)	961,948
2022 LTI – performance based – KMP	04-Nov-22	01-Jul-25	0.5245	1,249,442	-	-	-	1,249,442
2022 LTI time based – KMP	04-Nov-22	01-Jul-25	0.5700	832,962	-	-	-	832,962
PR’s in lieu of directors fees	04-Nov-22	04-Nov-23	0.5700	385,824	-	-	-	385,824
Retention on employment - staff	01-Jan-23	01-Jan-26	0.3700	200,000	-	-	-	200,000
2023 STI time based - staff	01-Jul-23	01-Jul-24		-	548,268	-	-	548,268
2023 STI performance based – KMP	01-Jul-23	01-Jul-24		-	3,810,642	-	-	3,810,642
2023 STI time based – KMP	03-Nov-23	01-Jul-24		-	2,910,454	-	-	2,910,454
Retention on employment – directors	03-Nov-23	02-Nov-24		-	1,361,955	-	-	1,361,955
2023 LTI time based – staff	12-Sep-23	01-Jul-26		-	2,249,082	-	-	2,249,082
2023 LTI performance based – staff	12-Sep-23	01-Jul-26		-	1,361,291	-	-	1,361,291
2023 LTI time based - KMP	12-Sep-23	01-Jul-26		-	1,533,520	-	-	1,533,520
2023 LTI performance based – KMP	12-Sep-23	01-Jul-26		-	2,300,279	-	-	2,300,279
Retention on employment – staff	1-Oct-23	30-Sep-26		-	225,000	-	-	225,000
2023 LTI time based – KMP	12-Sep-23	01-Jul-26		-	1,127,137	-	-	1,127,137
2023 LTI performance based – KMP	12-Sep-23	01-Jul-26		-	1,690,704	-	-	1,690,704
2023 MD Awards – KMP	01-Oct-23	03-Oct-23		-	280,000	(280,000)	-	-
2023 cash bonus conversion – staff	29-Sep-23	01-Oct-23		-	749,694	(749,694)	-	-
Movement for the year ended 30 June 2024				31,470,849	20,148,026	(12,836,169)	(4,900,543)	33,882,163
For further details regarding the Equity Incentive Plan (2018) and the Option Plan refer to note 7.3.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
5.2.	Reserves

	2025		2024
	$	’000	$	’000

Equity compensation reserve
Balance at the beginning of period		9,663		7,278
Share based payment expensed/capitalized		6,106		4,277
Fair value of unlisted options exercised		-		-
Fair value of performance rights vested		(5,186)		(1,892)
Balance at the end of the financial period		10,583		9,663

Foreign currency translation reserve
Balance at the beginning of period		(12,761)		(12,716)
Foreign currency translation differences for foreign operations		(269)		(45)
Balance at the end of the financial period		(13,030)		(12,761)
Total reserves		(2,447)		(3,098)

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
For the years ended June 30 2025, 2024 and 2023
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

There are no trade receivables past due or impaired at the end of the reporting period (2024: Nil).

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

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated – 2025
Payables	4.8	2,408	-	-	-	2,408
Lease Liabilities	4.8	118	168	108	-	394
Borrowings	4.9	-	-	-	-	-
Total		2,526	168	108	-	2,802

Consolidated – 2024
Payables	4.8	4,614	-	-	-	4,614
Lease Liabilities	4.8	41	29	13	-	83
Borrowings	4.9	1,200	-	-	-	1,200
Total		5,855	29	13	-	5,897

c)	Capital management risk

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

The Group operates in a predominantly USD environment. The majority of the Group’s financial position is managed and reported in US$. There is a foreign exchange exposure where the Group holds financial assets and liabilities in A$. These positions are summarized in the table below.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
	Average rate for the year ended June 30 2025	Spot rate at the end of the reporting period 2025
Exchange rates applied during the year:
AUD / USD	0.6465	0.6561

	2025	2024
Financial instruments denominated in United States dollars	US$’000	US$’000
Financial assets
Cash	16,398	11,513
Trade and other receivables	19	105
Financial liabilities
Trade and other payables	(321)	(120)
Provisions	-	-
Lease liabilities	(296)	(251)

An increase in the AUD:USD foreign exchange rate of 10% would result in a:
•	$1,639,839 increase in A$ cash balance (June 30, 2024: $1,151,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$1,858 increase in A$ receivables (June 30, 2024: $10,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$32,146 increase in payables (June 30, 2024: $12,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (June 30, 2024: nil) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$29,650 increase in provisions (June 30, 2024: $25,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

A decrease in the AUD:USD foreign exchange rate of 10% would result in:
•	$1,639,839 decrease in A$ cash balance (June 30, 2024: $1,151,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$1,858 decrease in A$ receivables (June 30, 2024: $10,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$32,146 decrease in payables (June 30, 2024: $12,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (June 30, 2024: nil) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$29,650 decrease in provisions (June 30, 2024: $25,000) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

Interest rate risk
The Company’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% will result in a $255,326 (June 30, 2024: $308,000) decrease in the current year loss and an increase in interest income related to cash deposits. A decrease of interest rates of 1% will result in a $255,326 (June 30, 2024: $308,000) increase in current year loss and decrease in interest income related to cash deposits.

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Commodity price risk
The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities is affected. The Company does not hedge its exposures.

Section 7.	Employee benefits and KMP disclosures

7.1.	Employee benefits expensed

	2025	2024	2023
	$’000	$’000	$’000
Non-Executive Director fees	410	410	401
Executive Director fees[2]	313	311	516
Employee benefits expense	2,485	2,990	3,674
Share-based payments	3,164	1,633	1,376
Total employee benefit expense	6,372	5,344	5,967

7.2.	Key management personnel disclosure

Key management personnel (KMP) comprised the following:

	2025	2024	2023
	$’000	$’000	$’000
Salary and Short-term incentive	3,015	3,734	3,709
Post-employment benefits	75	121	101
Share-based payments	3,539	1,884	1,501
Total payments to KMP	6,629	5,739	5,311

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
For the years ended June 30 2025, 2024 and 2023
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
For the years ended June 30 2025, 2024 and 2023
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
For the years ended June 30 2025, 2024 and 2023
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

•	The directors may limit the total number of options which may be exercised under the plan in any year.

A summary of options and performance rights on issue is set out in note 5.1.

Section 8.	Group structure

8.1	Controlled entities

			2025	2024	2023
Controlled entities of ioneer Ltd	Note	Country of incorporation	ownership interest	ownership interest	ownership interest
Ioneer USA Corporation		USA	100	100	100
Ioneer Minerals Corporation		USA	100	100	100
Ioneer Holdings USA Inc.		USA	100	100	100
Ioneer Holdings Nevada Inc.		USA	100	100	100
Gerlach Gold LLC		USA	100	100	100
Paradigm AZ LLC		USA	100	100	100
Ioneer Rhyolite Ridge Holdings LLC		USA	100	100	100
Ioneer Rhyolite Ridge Midco LLC		USA	100	100	100
Ioneer Rhyolite Ridge LLC		USA	100	100	100
Ioneer SLP LLC		USA	0	100	100
ioneer Canada ULC		Canada	100	100	100

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
Section 9.	Other disclosures

9.1	Capital and other commitments

	2025	2024
	$’000	$’000
Payable within one year
Water rights	1,336	498
Non-cancellable lease commitments	261	267
Exploration and evaluation expenditure commitments	317	216
Sub total	1,913	981
Payable after one year but not later than five years
Water rights	4,971	953
Non-cancellable lease commitments	288	54
Exploration and evaluation expenditure commitments	317	432
Sub total	5,576	1,439
Payable later than five years
Water rights	9,116	-
Non-cancellable operating lease rental commitments	-	-
Exploration and evaluation expenditure commitments	-	-
Sub total	9,116	-
Total commitments	16,605	2,420

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

Settlement of Rhyolite Ridge

The Company entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on June 3, 2016. The Company has made four progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

Notes to the Consolidated Financial Statements
For the years ended June 30 2025, 2024 and 2023
•	Pay Boundary Peak LLC US$3 million, or
•	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD $0.75 = AUD$1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at June 30, 2025.

9.3	Related Party disclosures

Non-key management personnel disclosures

The Group has a related party relationship with its controlled entities, refer to note 8.1. The Company and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Key management personnel disclosures

For all related party transactions with key management personnel, refer to note 7.2, Key management personnel disclosures.

9.4	Events after reporting date

On July 17, 2025, ioneer announced the issue of 33,550,000 new fully paid ordinary shares under a share purchase plan for its existing Australian and New Zealand shareholders, raising approximately US$2.2 million. The proceeds will be used to accelerate the development of the Rhyolite Ridge Lithium-Boron Project.

Other than as mentioned above, in the period since June 30, 2025 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

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

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)
2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on October 21, 2022)
4.1+	Loan Arrangement and Reimbursement Agreement, dated January 17, 2025, by and between ioneer Rhyolite Ridge LLC and United States Department of Energy
4.2+	Sponsor Support, Share Retention and Subordination Agreement, dated January 17, 2025, by and among ioneer Ltd, ioneer Rhyolite Ridge LLC, United States Department of Energy, Citibank, N.A. and other parties thereto

4.3
Mining Lease and Option to Purchase Agreement, dated June 3, 2016, by and among Boundary Peak Minerals LLC, Paradigm Minerals Arizona Corporation and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on June 15, 2022)+

4.4	Form of ioneer Ltd Employee and Consultant Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
4.5	Form of ioneer Ltd Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
8.1	List of Subsidiaries of ioneer Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
11.1	Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed on October 22, 2024)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
15.1	Consent of Ernst & Young
15.2	Consent of Independent Mining Consultants, Inc.
15.3	Technical Report Summary, dated September 30, 2025
97.1	Clawback Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed on October 22, 2024)
101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

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
Date: October 22, 2025