Form 20-F
period 2025-12-31
ioneer Ltd
filed 2026-04-29
CIK 1896084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from July 1, 2025 to December 31, 2025

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 2,674,633,957 ordinary shares.
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
Yes  ☐ No  ☐
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

On January 20, 2025, we announced the closing of a US$996 million loan from the U.S. Department of Energy (“DOE”) Office of Energy Dominance Financing (“EDF”) (formerly the Loan Programs Office (“LPO”)) under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Project (the “DOE Loan”). The total amount of the DOE Loan of US$996 million includes US$968 million in principal and US$28 million in capitalized interest with a term of 20 years. The loan amount represents a US$268 million increase in loan principal from the conditional loan commitment announced January 16, 2023. The loan will be at an interest rate fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates. Conditions precedent to first loan funding include among other requirements, closing a strategic partnering agreement for the equity component of the build cost, securing necessary additional required funding and a project finance model bring down. The Company has initiated a strategic partnering process that is ongoing.  Given the current industry conditions and geopolitical environment, this process is expected to conclude in the first half of 2026.

On June 2, 2025, ioneer released revised Project economics to the completed definitive feasibility study (“DFS”) announced April 30, 2020, which was followed by a second announcement of further material improvement in project economics released in September 2025. In October 2025, we announced an additional material improvement in project economics (the “October 2025 Technical Report”), which forms the basis of the “SEC S-K 1300 Technical Report Summary, Rhyolite Ridge Lithium-Boron Project Technical Report” dated April 25, 2026  (the “April 2026 S-K 1300 Technical Report Summary”), which is being filed as an exhibit to this transition report on Form 20-F.  The October 2025 Technical Report provided updated Project economics which reaffirmed that Rhyolite Ridge can operate at scale, over a long life and with the potential to be a low-cost and globally significant producer of both lithium and boron.  Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and processing activities to become a U.S. source of lithium and boron. As of December 31, 2025, we had invested US$209.0 million in Rhyolite Ridge.

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

The Company now estimates total capital expenditure to complete the Project will be US$1,683.2 million, including a 10% contingency (2020 DFS estimate US$785 million).

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

We also maintain a website at www.ioneer.com.  The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this transition report on Form 20-F, and the reference to our website in this transition report on Form 20-F is an inactive textual reference only.

ABOUT THIS TRANSITION REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this transition report on Form 20-F to:

•	“ioneer” refers to ioneer Ltd, unless otherwise indicated;

•	“the Company”, “we”, “us”, or “our” refer to ioneer Ltd and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADS” refers to the American depositary shares;

•	“ASX” refers to the Australian Securities Exchange;

•	“April 2026 SEC S-K 1300 Technical Report Summary” refers to our Technical Report Summary dated April 2026, which is being filed as an exhibit to this Transition Report on Form 20-F;

•	“October 2025 Technical Report” refers to our Technical Summary Report dated October 2025;

•	“QP” refers to a qualified person, as defined in Subpart 1300 (as defined below);

•	“TY2025” and “Transition Period” refers to the six month period ended December 31, 2025; and

•	“FY2025”, “FY2024” and “FY2023” refer to the 12 month periods ended June 30, 2025, 2024 and 2023 respectively.

Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” are to United States dollars.  Our reporting and functional currency has traditionally been the Australian dollar, although our U.S. subsidiaries have used U.S. dollars as their reporting and functional currency.  This transition report contains translations of certain Australian dollar amounts into U.S. dollar amounts for convenience.  Unless otherwise noted, all translations from Australian dollars to U.S. dollars in this transition report were made at A$0.6678 to US$1.00, the closing rate for December 31, 2025, as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System.

On September 25, 2025, the Board of Directors of ioneer approved a change in the Company’s financial year end from June 30 to December 31 to better align the reporting of our results with our industry peers.  As a result, we are required to file this transition report on Form 20-F for the six month transition period of  July 1, 2025 to December 31, 2025 (“Transition Report”).  After filing this Transition Report, our next financial year will be the 12 months ending December 31, 2026.  Unless otherwise noted, all references to “fiscal year” or “FY” in this Transition Report on Form 20-F refer to the fiscal year which, prior to the Transition Period, ended on June 30.

This Transition Report on Form 20-F contains forward-looking statements that involve risks and uncertainties.  See “Cautionary Note Regarding Forward-Looking Statements.” This Transition Report on Form 20-F also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources.

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

Information about mineral reserves and resources contained in this Transition Report on Form 20-F is also presented in compliance with Subpart 1300.  While guidelines for reporting mineral resources, including subcategories of measured, indicated and inferred resources, are largely similar between JORC Code and Subpart 1300 standards, information contained herein that describes our mineral deposits may not be directly comparable to similar information made public by other U.S. companies under the SEC’s old reporting standard, Industry Guide 7, or to similar information published by other ASX-listed companies.  Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX Listing Rules do not form a part of this Transition Report on Form 20-F.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Transition Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws.  Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements in this Transition Report on Form 20-F include, but are not limited to, statements with respect to:

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

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made.  These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur.  Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.  We qualify all the forward-looking statements contained in this Transition Report on Form 20-F by the foregoing cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this transition report on Form 20-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board, (the “IASB”) which differ in certain significant respects from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) and thus may not be comparable to financial statements of United States companies.  Because the SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP for foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this Transition Report that relates to mineral resources is based on estimates and data included in the Technical Report dated October 2025.

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

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Transition Report on Form 20-F.  If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment.  Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline.  We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control.  If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Business Risks

We will need additional funds to develop the Project.

We estimated in October 2025 that development of the Project would require approximately US$1,683.2 million. We expect that this estimate will increase due to cost inflation in the global mining industry until re-estimated at the time of taking a Final Investment Decision (“FID”). We expect to fund part of the capital expenditure for the Project with proceeds from the US$996 million DOE Loan. ioneer is currently running a strategic partnering process with the assistance of Goldman Sachs to secure a sale of a stake in the Project.

We continue to actively assess options to fund the Project beyond these sources of funding, including through further strategic partnering, debt and equity. Project funding considerations and funding sources will be considered in any decision to approve the FID.

We cannot assure you that we will have, or will be able to raise on favorable terms or at all, sufficient cash to fully develop the Project and also to maintain adequate liquidity to satisfy future working capital requirements.  There can be no assurances that we will be able to meet all conditions precedent to funding under the DOE Loan. Even if the relevant conditions precedent are met for the debt from the DOE, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.  In addition, any reduction in federal funding or changes in the terms of funding could impact our ability to operate, thereby affecting our operational capabilities and financial performance.  Furthermore, we anticipate that between the release of the October 2025 cost estimate, and any future FID, there will be construction cost inflation across the global mining industry. We expect similar pressure to also increase the capital cost estimates at the Project, in particular as it relates to labor, fuel and logistics costs. If we are unable to raise additional funds through equity or debt financing, we may not have the necessary cash resources to finance our business plan.  If we are able to raise additional funds, these funds may be on less favorable terms than anticipated, which may adversely affect our future profitability and financial flexibility.

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

We believe that any potential future strategic partners and the DOE Loan will give us additional capital to substantially fund our growth and expand our operational capabilities.  However, our failure to successfully identify, complete and integrate any potential future strategic partners, or to close conditions precedent to first draw of the DOE Loan, could have adverse consequences on us.  Additionally, at this time we cannot predict what effect, if any investment by potential future strategic partners, or the DOE Loan will have on the trading price of our ordinary shares or the ADSs.

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

Additionally, on January 20, 2025, we announced the closing of a loan from the DOE’s Department of Energy Office of EDF (formerly the LPO) under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project. Conditions precedent to first loan funding include closing a strategic partnering agreement for the equity component of the build cost, securing necessary additional required funding and a project finance model bring down. We cannot guarantee that these conditions precedent will be satisfied according to our anticipated timeline or at all.  If for any reason the conditions precedent to the loan are not satisfied according to our anticipated timeline or at all, including due to new or changed policies implemented by the administration in the United States, the trading price of our ordinary shares or the ADSs may be adversely affected and we may need to seek other sources of capital in order to fund our growth, which we cannot guarantee we will successfully obtain.

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

While currently pending regulatory proceedings have not impacted our permitting or development activities to date, legal challenges by third parties, such as non-governmental organizations, could materially adversely affect our operations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate have the potential to materially adversely affect us.

The Project is located on federal lands administered by the Bureau of Land Management under the Federal Land Policy and Management Act of 1976 (“FLPMA”).  Proposed BLM actions require review under the National Environmental Policy Act (“NEPA”). The Project completed the NEPA review and received BLM approval under FLPMA to mine our properties at Rhyolite Ridge in October 2024.  The process for permitting applications is often complex and time-consuming, requiring a significant amount of time and other resources.  The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control.  Any amendments to our development, mining or production plans would need to be approved by relevant regulatory authorities.  There is no certainty that any future permitting changes will be approved.

Certain key federal and other state permits are required for the Rhyolite Ridge Project to proceed.  These include air quality, water pollution control, and reclamation permits and approvals of the Company’s use of water under the water rights certificates and permits the Company holds.  Applications have been submitted for many of the necessary permits and rights.  The Company has received a Water Pollution Control Permit and Class II Air Quality Permit from the State of Nevada. The BLM published a final Environmental Impact Statement for the Project in September, 2024 and a positive Record of Decision, in October 2024. Receipt of the positive ROD gives us a license to commence construction activity at Rhyolite Ridge. Future actions, expansions or material changes to process from those described in the current plan of operation may require additional BLM review under NEPA and or modifications to our State of Nevada authorizations. There can be no assurance that all necessary additional approvals and permits will be obtained for either of the Company’s projects, projected timelines for agency permitting decisions will be met, or the projected costs of permitting will prove accurate.

In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could lead to administrative reconsiderations or reversals of permitting decisions. On October 31, 2024, three non-government organizations (Center for Biological Diversity, Great Basin Resource Watch and Western Shoshone Defense Project) (the “Plaintiffs”) filed suit against the BLM seeking to vacate the Department of Interior decisions related to the BLM’s Record of Decision and U.S. Fish and Wildlife Service’s (“USFWS”) Biological Opinion related to the Rhyolite Ridge approval.  ioneer joined the case as an intervenor.  On March 31, 2026, the U.S. District Court for the District of Nevada (the “District Court”) issued its decision to uphold the approval of the BLM’s approval of the Rhyolite Ridge mine plan and its findings that the BLM and USFWS had complied with the Endangered Species Act, Federal Land Policy and Management Act, and National Environmental Policy Act in their review and approval of the Project. On April 9, 2026, the Plaintiffs filed a notice of appeal of the District Court’s decision to the United States Court of Appeals for the Ninth Circuit (the “Ninth Circuit”).  Although the timing of the process is outside of the Company’s control, we anticipate a decision will be issued by the Ninth Circuit in mid- 2027. Similar litigation processes may occur in the future which could cause lengthy delays, with uncertain outcomes.  Such issues could impact the expected development timelines of the Company’s projects and have a material adverse effect on our business.

Endangered or threatened species protections may impact the development of the project by subjecting it to time delays, restrictions or mitigation measures.  For example, the Center for Biological Diversity petitioned both the USFWS and the Nevada Department of Conservation and Natural Resources (“NDCNR”) to require additional protection for Tiehm’s buckwheat, a plant found along the western margin of Rhyolite Ridge. On December 14, 2022, USFWS listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (“ESA”) and designated approximately 910 acres of critical habitat. For Tiehm’s buckwheat, critical habitat includes the approximately 10 acres of occupied habitat suitable for the species and approximately 900 acres of surrounding land that has been identified because of their potential to support pollinators for Tiehm’s buckwheat.  As part of publication of the Final Environmental Impact Statement (EIS) by BLM on September 20, 2024, the USFWS also formally released the ESA Section 7 Biological Opinion, concluding the Rhyolite Ridge Project will not jeopardize the ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat. The issuance of the Biological Opinion marked the end of the ESA consultation process between USFWS and the BLM regarding Rhyolite Ridge.  The NDCNR process is ongoing.

The USFWS proposed listing of Fish Lake Valley Tui Chub (FLVTC) as an endangered species on May 20, 2025. The species is a small minnow found in the McNett Spring system, at a location adjacent to the access road and infrastructure corridor for the Rhyolite Ridge Project, approximately 2,200 feet from the infrastructure corridor and more than 8 miles from and approximately 1,600 feet lower in elevation than the project. A second FLVTC population has been introduced into Lida Pond which is over 50 miles from the Rhyolite Ridge Project.

While we do not believe adverse impacts will occur to such species from Rhyolite Ridge Project activities, should the FLVTC be listed, the BLM could potentially require Section 7 consultation to be reinitiated, which may delay project timelines.

There is a risk that these and any other habitat protections for endangered and threatened species could compromise the economic viability of future development of the Project.

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

Environmental regulations require us to obtain various operating permits, approvals and licenses and also impose standards and controls relating to development and production activities—see above.  For example, USFWS has designated critical habitat areas it believes are necessary for survival of Tiehm’s buckwheat, which it listed as an endangered species.  The critical habitat designation could result in further material restrictions to land use and may materially delay or prohibit land access for our development.  Failure to obtain necessary permits or authorizations required under environmental regulations could also result in delays in beginning or expanding operations, incurring additional costs for investigation or cleanup of hazardous substances, litigation, payment of penalties for non-compliance or discharge of pollutants, and post-mining closure, reclamation and bonding, all of which could have a material adverse impact on our financial performance, results of operations and liquidity.

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

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is currently expected to be December 31, 2027;

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

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States.  Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company.  These requirements may operate differently than those of many U.S. companies.  You should carefully review the summary of these matters set forth under the section entitled “Additional Information—Constitutional Documents – Description of Share Capital” as well as our Constitution, which is incorporated by reference to Exhibit 1.1 to our registration statement on Form 20-F, filed on June 3, 2022.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting obligations under the U.S. securities laws.  The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its transition report on Form 20-F.  In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting.  If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions.  In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

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

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its transition report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions.

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

•
In January 2023, we announced finalization of a term sheet and offer of a Conditional Commitment for a proposed loan of up to US$700 million from the DOE Office of EDF (formerly the LPO) for financing the construction of the Rhyolite Ridge Lithium-Boron Project.

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

•
In September 2024, the BLM published the Final Environmental Impact Statement (“EIS”) regarding the Rhyolite Ridge Project, which included the USFWS Biological Opinion concluding the Project would not jeopardize ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat.  Publication of the Final EIS begins a 30-day statutory waiting period before a Record of Decision can be issued.

•	In October 2024, ioneer announced it had received a positive Record of Decision, being final approval from the U.S. Government to develop the Rhyolite Ridge Project.

•
In January 2025, ioneer announced the closing of a US$996 million loan (consisting of $968 million in principal and $28 million of capitalized interest) from the U.S. Department of Energy Office of EDF (formerly the LPO) under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Rhyolite Ridge Lithium-Boron Project.

•	In February 2025, Sibanye-Stillwater announced that it had decided not to proceed with the proposed joint venture in the Rhyolite Ridge Project.

•	In March 2025, the Company announced a 45% increase in the mineral resource estimate for the Rhyolite Ridge Project to 510 Million tonne (“Mt”).

•	In June 2025, ioneer announced the more than quadrupling of ore reserve to 247 Mt, and updated economics for the Project.

•	In September 2025, ioneer announced a further material improvement in Project economics achieved through reducing vat leach retention time from three days to two days.

•	In October 2025, ioneer announced a further material improvement in Project economics achieved through reducing vat leach retention time from two days to one and a half days.

•	In November 2025, the U.S. Department of Interior updated the Final 2025 List of Critical Minerals to include boron.

•	In February 2026, ioneer completed an equity raise on the ASX for gross proceeds of A$72 million (~US$50 million).

•
On March 31, 2026, ioneer announced that the U.S. District Court issued its decision in Center for Biological Diversity v. Stone-Manning, upholding the approval of the Rhyolite Ridge mine plan and affirming that the BLM and USFWS had complied with the Endangered Species Act, Federal Land Policy and Management Act, and National Environmental Policy Act in their review and approval of Rhyolite Ridge. On April 9, 2026, the plaintiffs filed a notice of appeal of the District Court’s decision to the Ninth Circuit. The appeal is not expected to delay commencement of construction.

Following the completion of all permitting activities, pre-construction engineering works, offtake agreements for lithium and boron and funding discussions, we intend to undertake mining and processing activities to become a U.S. source of lithium and boron.

Location of the Rhyolite Ridge Project in Nevada

Our U.S. office is located at 9460 Double R. Blvd, Suite 200, Reno, Nevada 89521.  Our corporate office is located at Suite 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060, Australia.  The telephone number of our U.S. office is +1 (775) 382-4800 and the telephone number of our corporate office is +61 (2) 9922-5800.

Our ordinary shares are publicly traded on the Australian Securities Exchange, or ASX, under the symbol “INR”.

Our ADSs, each representing 40 of our ordinary shares, are listed on Nasdaq under the symbol “IONR”.  The Bank of New York Mellon acts as depositary for the ADSs.

We also maintain a web site at www.ioneer.com.  The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Transition Report on Form 20-F, and the reference to our website in this Transition Report on Form 20-F is an inactive textual reference only.

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

•
Completed offtake strategy for both boron and lithium production, obtained significant debt financing, subject to the satisfaction of conditions precedent, via the US$996 million conditional loan from U.S. Department of Energy Office of EDF (formerly the LPO)

•
Engaged top-tier mining, engineering, processing and environmental partners in Fluor, Veolia, and Atkins (previously SNC Lavalin). Approximately 70% detailed engineering has been completed on a state-of-the-art facility

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

•
Complete required financing activities.  We estimated in October 2025 that development of the Rhyolite Ridge Project would require approximately US$1,683.2 million, and we will update the cost estimate prior to making an FID. If we ultimately make an FID to develop the Project, we will need to secure substantial additional funds to complete development. We plan to fund the capital expense by raising equity capital by selling an interest in the Rhyolite Ridge Project to a strategic partner and drawing on the DOE Loan of US$996 million, subject to the satisfaction of conditions precedent. Even if the conditions precedent to first draw of the DOE Loan are met, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.

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

Summary Mineral Resource Data

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code 2012 Edition) prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).  In contrast, the SEC generally requires disclosure of mining reserves and resource in accordance with Regulation S-K, Subpart 1300.

Mineral Resource Estimate (exclusive of ore reserves), for Rhyolite Ridge South Basin (as of the end of October, 2025 Based on Prices Set Forth in Footnote 6 Below)
Stream	Group	Classification	Tonnage kt	Li ppm	B ppm	Li2CO3 wt. %	H3BO3 wt. %	Contained Li2CO3 kt	Contained H3BO3 kt
Stream 1 (>= 5,000 ppm B)	Upper Zone B5 Unit	Measured	10,414	1,921	15,063	1.02	8.61	106	897
		Indicated	7,214	1,749	13,240	0.93	7.57	67	546
		Total (M&I)	17,628	1,850	14,317	0.98	8.19	174	1,443
		Inferred	10,628	1,712	10,563	0.91	6.04	97	642
		Total (MII)	28,256	1,798	12,905	0.96	7.38	270	2,085
	Upper Zone M5 Unit	Measured	1,073	2,186	7,397	1.16	4.23	12	45
		Indicated	813	2,100	7,535	1.12	4.31	9	35
		Total (M&I)	1,886	2,149	7,456	1.14	4.26	22	80
		Inferred	763	2,197	6,515	1.17	3.73	9	28
		Total (MII)	2,650	2,163	7,185	1.15	4.11	31	109
	Upper Zone S5 Unit	Measured	1,456	1,560	7,467	0.83	4.27	12	62
		Indicated	1,393	1,570	7,133	0.84	4.08	12	57
		Total (M&I)	2,849	1,565	7,303	0.83	4.18	24	119
		Inferred	1,572	1,400	6,469	0.75	3.70	12	58
		Total (MII)	4,421	1,506	7,006	0.80	4.01	35	177
	Upper Zone Total	Measured	12,943	1,903	13,573	1.01	7.76	131	1,005
		Indicated	9,420	1,752	11,843	0.93	6.77	88	638
		Total (M&I)	22,364	1,839	12,845	0.98	7.34	219	1,643
		Inferred	12,963	1,703	9,828	0.91	5.62	117	728
		Total (MII)	35,327	1,789	11,738	0.95	6.71	336	2,371
	Lower Zone L6 Unit	Measured	12,014	1,355	9,838	0.72	5.63	87	676
		Indicated	26,139	1,318	10,365	0.70	5.93	183	1,549
		Total (M&I)	38,153	1,330	10,199	0.71	5.83	270	2,225
		Inferred	13,914	1,415	12,287	0.75	7.03	105	978
		Total (MII)	52,066	1,353	10,757	0.72	6.15	375	3,203
	Total Stream 1 (all zones)	Measured	24,957	1,639	11,775	0.87	6.73	218	1,680
		Indicated	35,559	1,433	10,757	0.76	6.15	271	2,187
		Total (M&I)	60,516	1,518	11,177	0.81	6.39	489	3,868
		Inferred	26,877	1,554	11,101	0.83	6.35	222	1,706
		Total (MII)	87,393	1,529	11,153	0.81	6.38	711	5,574
Stream 2 (>= 11.13/tonne net value, < 5,000 ppm B. Low Clay)	Upper Zone B5 Unit	Measured	438	2,327	2,913	1.24	1.67	5	7
		Indicated	363	2,088	3,668	1.11	2.10	4	8
		Total (M&I)	801	2,219	3,255	1.18	1.86	9	15
		Inferred	3,717	1,688	1,764	0.90	1.01	33	37
		Total (MII)	4,518	1,782	2,028	0.95	1.16	43	52
	Upper Zone S5 Unit	Measured	10,126	958	1,161	0.51	0.66	52	67
		Indicated	9,025	947	1,392	0.50	0.80	45	72
		Total (M&I)	19,151	953	1,270	0.51	0.73	97	139
		Inferred	17,145	847	934	0.45	0.53	77	92
		Total (MII)	36,296	902	1,111	0.48	0.64	174	231
	Upper Zone Total	Measured	10,565	1,015	1,233	0.54	0.71	57	75
		Indicated	9,87	991	1,480	0.53	0.85	50	79
		Total (M&I)	19,952	1,004	1,349	0.53	0.77	107	154
		Inferred	20,862	977	1,082	0.53	0.62	111	129
		Total (MII)	40,418	1,000	1,213	0.53	0.69	217	283
	Lower Zone L6 Unit	Measured	19,094	1,152	1,975	0.61	1.13	117	216
		Indicated	51,498	1,155	1,619	0.61	0.93	317	477
		Total (M&I)	70,592	1,154	1,715	0.61	0.98	434	692
		Inferred	48,433	1,232	794	0.66	0.45	318	220
		Total (MII)	119,026	1,186	1,340	0.63	0.77	747	912
	Total Stream 2 (all zones)	Measured	29.659	1.103	1,711	0.59	0.98	174	290
		Indicated	60,885	1,130	1,597	0.60	0.91	366	556
		Total (M&I)	90,544	1,121	1,634	0.60	0.93	540	846
		Inferred	69,295	1,161	881	0.62	0.50	428	349
		Total (MII)	159,840	1,138	1,308	0.61	0.75	968	1,195
Stream 3(>= 11.13/tonne net value, < 5,000 ppm B, High Clay)	Total Stream 3 (M5 zone)	Measured	12,222	2,199	1,504	1.17	0.86	143	105
		Indicated	11,529	2,045	1,145	1.09	0.65	125	75
		Total (M&I)	23,751	2,124	1,330	1.13	0.76	268	181
		Inferred	12,119	1,621	579	0.86	0.33	105	40
		Total (MII)	35,869	1,954	1,076	1.04	0.62	373	221
All Streams	M&I Resource	Measured	66,838	1,503	5,431	0.80	3.11	535	2,076
		Indicated	107,974	1,327	4,565	0.71	2.61	763	2,819
		Total (M&I)	174,812	1,395	4,896	0.74	2.80	1,298	4,894
	Inferred Resource	Inferred	108,290	1,310	3,384	0.70	1.93	755	2,095
		Total (MII)	283,102	1,362	4,318	0.73	2.47	2,053	6,989

Notes:

1.	kt = thousand tonnes; Li = Lithium; B = Boron; ppm = parts per million; Li2CO3 = Lithium carbonate; H3BO3 = boric acid.

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

3.
The statement of estimates of mineral resources has been compiled by the QP, a full-time employee of Independent Mining Consultants, Inc. and is independent of ioneer and its affiliates. The QP has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Qualified Person as defined in Subpart 1300.

4.
All mineral resource figures reported in the table above represent estimates at October 2025. Mineral resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals contained in the above table have been rounded to reflect the relative uncertainty of the estimate.

5.
Mineral resources have been prepared in accordance with requirements of Subpart 1300. Mineral resources are also reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Ore Reserves Committee Code – JORC 2012 Edition).

6.
The mineral resource estimate is the result of determining the mineralized material that has a reasonable prospect of economic extraction. In making this determination, constraints were applied to the geological model based upon a pit optimization analysis that defined a conceptual pit shell limit. The conceptual pit shell was based upon a net value per tonne calculation including a 5,000ppm boron cut-off grade for high boron – high lithium (HiB-Li) mineralization (Stream 1) and a $11.13/tonne net value cut-off grade for low boron (LoB-Li) mineralization  below 5,000ppm boron broke into two material types, low clay and high clay material respectfully (Stream 2 and Stream 3). The pit shell was constrained by a conceptual mineral resource optimized pit shell for the purpose of establishing reasonable prospects of eventual economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the Project. Key inputs in developing the mineral resource pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralization, $11.13/tonne net value cut-off grade for LoB-Li low clay mineralization and LoB-Li high clay mineralization; mining cost of US$1.69 /tonne; G&A cost of US$11.13 /process tonne; plant feed processing and grade control costs which range between US$17.49/tonne and US$80.11/tonne of plant feed (based on the acid consumption per stream and the mineral resource average grades); boron and lithium recovery (respectively) for Stream 1: M5 80.2% and 85.7%, B5 76.6% and 85.3%, S5 75.4% and 80.9%, L6 72.3% and 75.6%; Stream 2 and 3: M5 65.0% and 78.0%, B5 76.6% and 85.3%, S5 45.2% and 83.2%, L6 29.4% and 74.9%, respectively; boric acid sales price of US$1,172.78/tonne; lithium carbonate sales price of US$19,351.38/tonne.

7.	The mineral resource is reported exclusive of the mineral reserves.

In December 2022, the United States Fish and Wildlife Service listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 meter radius around several distinct plant populations that occur on the Project site. ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations, approved by the BLM’s ROD in October 2024, has no direct impact on Tiehm’s buckwheat and includes measures to minimize and mitigate for indirect impacts within the designated critical habitat areas identified.

The mineral resource pit shell used to constrain the October 2025 mineral resource estimate was not adjusted to account for any adjustments from avoidance of Tiehm’s buckwheat or minimization of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the mineral resources for the October 2025 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future studies for the Project. These permitting assumptions and factors may result in potential changes to the mineral resource footprint in the future.

Comparison with Previous Resource

The Table below presents a summary comparison of the current October 2025 Mineral Resource estimate against the previous mineral resource estimate for the Project, in August 2025.

Category	Tonnage (MT)[1]	Li, ppm	B,ppm	Li2CO3 ktonnes	H3BO3 ktonnes
October 2025
Measured	66.8	1,503	5,431	535	2,076
Indicated	108.0	1,327	4,565	763	2,819
Sum M&I	174.8	1,395	4,896	1,298	4,894
Inferred	108.3	1,310	3,384	755	2,095
Total	283.1	1,362	4,318	2,053	6,989
August 2025
Measured	67.4	1,530	5,406	549	2,085
Indicated	106.5	1,344	4,627	762	2,818
Sum M&I	174.0	1,416	4,929	1,311	4,903
Inferred	105.1	1,332	3,472	745	2,088
Total	279.1	1,384	4,380	2,056	6,991
Difference
Measured	-0.6			-14	-9
Indicated	1.5			1	1
Sum M&I	0.9			-13	-8
Inferred	3.2			10	7
Total	4.1			-3	-1

Notes:

1.	MT = one million metric tonnes.

The updated October 2025 Mineral Resource estimate has been constrained by applying a 5,000 ppm Boron cut-off grade to HiB-Li mineralisation within the B5, M5, S5 and L6 geological units (Stream 1) as well as a $11.13/tonne net value cut-off grade to LoB-Li low clay mineralisation in the  B5, S5 and L6 geological units (Stream 2) and LoB-Li high clay  in the M5 geological unit (Stream 3). All three styles of mineralisation have also been constrained by the application of a single high-level optimised resource pit shell.

Relative to the August 2025 Mineral Resource estimate, the updated October 2025 Mineral Resource estimate for the Project reflects an increase in the estimated resource tonnes and grades due to the inclusion of additional economical material primarily located in the Stream 2 category.  The material changes that have affected the resource model and resource estimate are as follows:

•	Leach retention: Time is reduced from two days to one and half days;

•	Process Recovery: The reduction in retention time reduced the recovery of lithium and boron in the B5, S5 and L6 seams, the predominate impact is to Stream 2; and

•	Economics: The reduction in retention time also reduced the acid consumption of the gangue minerals in the M5, B5, S5 and L6 seams for Streams 1,2 and 3.

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

•          The geological model was developed as a gridded surface stratigraphic model with fault domains included which offset the stratigraphic units in various areas of the deposit.  The geological model was developed by GSI Environmental Inc., an engineering and environmental science consulting firm, under direction of ioneer and provided to IMC as the geologic basis for grade estimation.  IMC has reviewed the geological model and accepts the interpretation.

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

Ore Reserve Statement, for Rhyolite Ridge South Basin (as of the end of October, 2025)

Area	Group	Classification	Metric	Lithium	Boron	Contained Equivalent Grade[2,9]		Contained[6] Equivalent[2] Tonnes		Recovered[6] Equivalent[2] Tonnes
			Tonnes[2]	Grade[7]	Grade[7]
				Li	B	Li2CO3	H3BO3	Li2CO3	H3BO3	Li2CO3	H3BO3
			(ktonnes)	(ppm)	(ppm)	(Wt. %)	(Wt. %)	(kt)	(kt)	(kt)	(kt)
Stream 1 (>= 5,000 ppm B)	Upper Zone	Proven	3,489	2,401	7,652	1.28	4.38	45	153	38	122
	M5 Unit	Probable	3,411	2,262	7,430	1.20	4.25	41	145	35	116
		Sub-total B5 Unit	6,900	2,332	7,542	1.24	4.31	86	298	73	239
	Upper Zone	Proven	27,990	1,880	15,364	1.00	8.79	280	2,459	239	1,925
	B5 Unit	Probable	31,456	1,742	14,169	0.93	8.10	292	2,549	248	1,995
		Sub-total M5 Unit	59,446	1,807	14,732	0.96	8.42	572	5,007	488	3,836
	Upper Zone	Proven	2,237	1,326	7,754	0.71	4.43	16	99	13	76
	S5 Unit	Probable	3,354	1,166	7,533	0.62	4.31	21	144	17	109
		Sub-total S5 Unit	5,591	1,230	7,622	0.65	4.36	37	244	30	184
	Upper Zone	Proven	33,716	1,897	14,061	1.01	8.04	340	2,711	290	2,081
	(B5, M5 & S5)	Probable	38,221	1,738	12,985	0.92	7.43	354	2,838	301	2,177
	Sub-Total	Sub-total Upper Zone	71,937	1,813	13,489	0.96	7.71	694	5,549	591	4,258
	Lower Zone	Proven	5,712	1,389	8,357	0.74	4.78	42	273	32	197
	L6 Unit	Probable	13,591	1,334	7,856	0.71	4.49	97	611	73	441
		Sub-total Lower Zone	19,303	1,351	8,004	0.72	4.58	139	883	105	639
	Total Stream 1 (all zones)	Proven	39,428	1,823	13,235	0.97	7.57	383	2,984	323	2,278
		Probable	51,813	1,632	11,640	0.87	6.66	450	3,448	377	2,619
		Sub-total Stream 1	91,241	1,715	12,329	0.91	7.05	833	6,432	696	4,897
Stream 2 ($11.13/tonne net value cut-off grade, Low Clay)	Upper Zone	Proven	4,528	2,218	2,143	1.18	1.23	53	55	46	43
	B5 Unit	Probable	4,386	2,117	2,414	1.13	1.38	49	61	42	46
		Sub-total B5 Unit	8,915	2,169	2,276	1.15	1.30	103	116	88	89
	Upper Zone	Proven	15,672	998	1,087	0.53	0.62	83	97	69	44
	S5 Unit	Probable	30,409	789	805	0.42	0.46	128	140	106	63
		Sub-total S5 Unit	46,082	860	901	0.46	0.52	211	237	175	107
	Upper Zone	Proven	20,201	1,271	1,324	0.68	0.76	137	153	115	87
	(B5 & S5)	Probable	34,796	956	1,008	0.51	0.58	177	200	148	110
	Sub-Total	Sub-total Upper Zone	54,997	1,072	1,124	0.57	0.64	314	353	263	196
	Lower Zone	Proven	24,99	1,253	1,277	0.67	0.73	167	182	125	54
	L6 Unit	Probable	69,104	1,195	1,532	0.64	0.88	440	605	329	178
		Sub-total Lower Zone	94,102	1,211	1,464	0.64	0.84	606	788	454	232
	Total Stream 2 (all zones)	Proven	45,200	1,261	1,298	0.67	0.74	303	335	240	140
		Probable	103,899	1,115	1,356	0.59	0.78	617	806	478	288
		Sub-total Stream 2	149,099	1,159	1,339	0.62	0.77	920	1,141	717	428
Stream 3 ($11.13/tonne net value cut-off grade, High Clay)	Total Stream 3 (M5 zone)	Proven	7,001	2,205	1,630	1.17	0.93	82	65	64	42
		Probable	18,191	2,110	1,176	1.12	0.67	204	122	159	80
		Sub-total Stream 3	25,192	2,137	1,302	1.14	0.74	286	188	223	122
TOTAL of All Streams, All Seams, and All Proven & Probable[8]			265,531	1,443	5,112	0.77	2.92	2,039	7,761	1,636	5,447

Notes:

1.	ktonnes – thousand metric tonnes, MT – million metric tonnes,; Li= lithium; B= boron’ ppm= parts per million; Li2CO3 = lithium carbonate; H3BO3 = boric acid.

2.
Totals may differ due to rounding, mineral reserves reported on a dry in-situ basis. The Contained and Recovered Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) are reported in the table above in short tonnes.  Lithium is converted to Equivalent Contained Tonnes of Lithium Carbonate (Li2CO3) using a stochiometric conversion factor of 5.322, and boron is converted to Equivalent Contained Tonnes of Boric Acid (H3BO3) using a stochiometric conversion factor of 5.718. Equivalent stochiometric conversion factors are derived from the molecular weights of the individual elements which make up Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3). The Equivalent Recovered Tons of Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) is the portion of the contained tonnage that can be recovered after processing.

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

6.
All ore reserve figures represent estimates as of October 2025. Ore reserve estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. The totals have been rounded to reflect the relative uncertainty of the estimate. Totals may not sum due to rounding.

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

8.	The mineral reserve is reported exclusive of mineral resources.

9.	Equivalent Lithium Carbonate (Li2CO3) and Boric Acid (H3BO3) grades have been rounded to the nearest tenth of a percent.

Comparison with Previous Ore Reserve

The Table below presents a summary comparison of the current October 2025 mineral resource estimate against the previous August 2025 mineral resource estimate for the Project.

Group	Classification	Tonnes (Mt)	Li (ppm)	B (ppm)	Li2CO3 (wt. %)	H3BO3 (wt. %)	Li2CO3 (kt)	H3BO3 (kt)
October 2025 Reserve	Proved	91.6	1,574	6,460	0.84	3.69	768	3,384
	Probable	173.9	1,373	4,401	0.73	2.52	1,271	4,377
	Total	265.5	1,443	5,112	0.77	2.92	2,039	7,761
August 2025 Reserve	Proved	89.5	1,574	6,589	0.84	3.77	750	3,373
	Probable	170.8	1,386	4,473	0.74	2.56	1,260	4,369
	Total	260.3	1,451	5,201	0.77	2.97	2,010	7,742
Variation	Proved	2.1	1,618	962			18	11
	Probable	3.1	657	434			11	8
	Total	5.2	1,045	647			29	19

Compared with the August 2025 estimate, the updated October 2025 ore reserve estimate has been

•	Revised with an increase of 2% in proven and probable total tonnes.
•	With an increase in Stream 2 Ore feed overall lithium grade has remained relatively the same but boron grade decreased by 2%.

The changes as compared to the previous ore reserve estimate primarily relate to:

•	Decrease in vat resident leach time from two days to one and a half days;
•	Decrease in acid consumption in seams M5, B5, S5 and L6
•	Inclusion of addition Stream 2 and Stream 3
•	Decrease in boron and lithium recovery in seams B5, S5 and L6.

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

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is currently expected to be December 31, 2027;

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

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States.  Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and an auditor attestation report on management’s assessment of the company’s internal control over financial reporting.  However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act.  In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board minimum mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.  See “Risk Factors – We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of ADSs and result in a less active trading market for the ADSs.”

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

Capital Expenditures

Our capital expenditures for the six month period ended December 31, 2025 and the years ended June 30, 2025, 2024 and 2023 amounted to US$5.9 million, US$15.3 million, US$35.4 million, US$33.6 million, respectively.

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

Permitting

We are required to obtain governmental permits for our exploration activities and may be required to renew the permits we already have.  Significant state authorization required for construction of the project have been obtained and modified to align with the approved plan of operations.   The three key permits from the state of Nevada include: Nevada State Reclamation Permit issued December 2024, modification to Nevada Class II Air Quality Permit (received in July 2025), and a renewal and major modification to a Nevada Water Pollution Control Permit (received August 2025).  None of the Nevada state authorizations were appealed; they are effective and in good standing as of the date of this transition report.  Additional state and local authorizations will be required for commissioning and operations of specific aspects of the project and processing facilities.

On December 20, 2022, the U.S. Department of Interior’s (“DOI”) Bureau of Land Management (“BLM”) published a Notice of Intent (“NOI”) regarding the Project Mine Plan of Operations.  Publication of the NOI marked the beginning of the National Environmental Policy Act (“NEPA”) review process.  The BLM published a final Environmental Impact Statement for the Project on September 20, 2024, and a positive Record of Decision, on October 24, 2024.  The ROD represents the DOI’s final decision on ioneer’s application for an approved Plan of Operations.

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

See “Risk Factors—We must obtain and renew governmental permits in order to develop our mining operations, a process which is often costly and time-consuming.” Please also refer to the April 2026 SEC S-K 1300 Technical Report Summary, which is being filed as an exhibit to this Transition Report, for a full list of the permits that are required for us to mine, refine and produce lithium and boron products at Rhyolite Ridge.

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

As of March 31, 2026, we hold our 100% interest in the Project through the foregoing described entities.

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

Mining Claims

The mineral tenement and land tenure for the Project comprises a total of 549 unpatented lode mining claims (totaling approximately 10,702 acres) in five claim groups, held by one wholly owned subsidiary of ioneer, ioneer Rhyolite Ridge, LLC.   The five claim groups include, South Lithium Basin (SLB), Solid Leasable Mineral (SLM), Rhyolite Ridge (RR), South Lithium Placer (SLP), and Paleozoic Rock (PR). In TY2025, each claim was subject to a yearly maintenance fee of $200.00, totaling $109,800 for the 549 claims.

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

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Transition Report on Form 20-F.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form 20-F, particularly those in the section of this Transition Report on Form 20-F entitled “Risk Factors.”

The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our consolidated financial statements for the Transition Period and the annual consolidated financial statements for the fiscal years ended June 30, 2025, 2024 and 2023 are presented in U.S. dollars and have been prepared in accordance with IFRS.  See “About This Transition Report.”

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

For additional information see “Note 1—Basis of Presentation” of our consolidated financial statements for the six months ending December 31, 2025 and related notes included elsewhere in this Transition Report on Form 20-F.

Summary
The following table sets forth our selected financial information for the periods indicated:

Consolidated Statement of Profit and Loss and Other Comprehensive Income (in thousands)	6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
	US$’000	US$’000	US$’000	US$’000
Exploration expenditure written off	-	(37)	(31)	(45)
Other income	-	-	-	-
Employee benefits expensed	(2,721)	(6,372)	(5,344)	(5,967)
Other expenses	(1,645)	(3,787)	(3,850)	(3,684)
Loss from operating activities	(4,366)	(10,196)	(9,225)	(9,696)
Finance income	328	653	1,411	3,321
Finance costs	(32)	(11)	(11)	(16)
Net finance income / (costs)	296	642	1,400	3,305
Loss before tax	(4,070)	(9,554)	(7,825)	(6,391)
Income tax expense	-	-	-	-
Loss for the year	(4,070)	(9,554)	(7,825)	(6,391)
Loss attributable to equity holders of the company	(4,070)	(9,554)	(7,825)	(6,391)

Consolidated Statement of Financial Position (in thousands)	Dec 31, 2025	June 30, 2025	June 30, 2024
	US$’000	US$’000	US$’000
Current assets
Cash assets	17,863	25,059	35,715
Receivables	277	192	324
Prepayments	231	16	19
Total current assets	18,371	25,267	36,058
Non-current assets
Receivables	289	289	276
Plant and equipment	335	289	406
Right of use asset	266	334	71
Exploration and evaluation expenditure	209,009	203,110	187,664
Other	4,273	4,252	-
Total non-current assets	214,172	208,274	188,417
Total assets	232,543	233,541	224,475
Current liabilities
Payables	1,686	2,408	4,543
Lease liabilities	151	106	41
Provisions	303	462	428
Borrowings	-	-	1,200
Total current liabilities	2,140	2,976	6,212
Non-current liabilities
Lease liabilities – non-current	184	267	42
Total non-current liabilities	184	267	42
Total liabilities	2,324	3,243	6,254
Net assets	230,219	230,298	218,221
Equity
Contributed equity	309,498	302,651	281,671
Reserves	(5,303)	(2,447)	(3,098)
Accumulated losses	(73,976)	(69,906)	(60,352)
Total equity	230,219	230,298	218,221

Revenues

We have no revenue from sales because we are a development stage company. Finance income which is comprised of interest income and foreign exchange gains and losses was US$325,000 lower in TY2025 than FY2025 primarily reflecting the 6 month period over which interest income was earned compared with a full year in the comparative period.   Finance income in FY2025 was US$758,000 lower than FY2024 primarily due to a reduction in interest income of US$685,000. Finance income for FY2024 was US$1,910,000 lower than FY2023 primarily due to lower net foreign exchange gains of US$1,754,000, and a reduction in interest income of US$191,000.

Expenses

Expenses incurred (in thousands)	6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
	US$’000	US$’000	US$’000	US$’000
Exploration expenditure written off	-	(37)	(31)	(45)
Employee benefits expensed	(2,721)	(6,372)	(5,344)	(5,967)
Other expenses	(1,645)	(3,787)	(3,850)	(3,684)
Finance costs	(32)	(11)	(11)	(16)

Exploration expenditure written off.  Exploration expenditure written off includes permitting costs for non-core assets. There were no write-offs of exploration expenditure in TY2025.   Exploration expenditure written off increased US$6,000 or 19% from FY2024 to FY2025 due to an increase by the BLM in annual permit fees to $200 per claim or 21%.  Exploration expenditure written off decreased US$14,000 or 31%, from FY2023 to FY2024 as ioneer decreased the number of non-core permits.

Employee benefits expensed.  Employee benefits expensed includes non-executive director fees, executive director fees, employee benefits and share-based payments expenses. Employee benefits expensed were US$2,721,000 in TY2025 compared with US$6,372,000 in FY2025 reflecting the 6 month period covered by TY2025 relative to the 12 month period covered by FY2025 as well as the impact of the ROD bonus expensed in FY2025. Employee benefits expensed increased US$1,028,000 or 19% from FY2024 to FY2025 primarily because of increased share-based payments expense. The decrease of US$623,000, or 10%, from FY2023 to FY2024 was driven by a reduction in employee benefits expense, offset by increased share-based payments expense.

Other expenses.  Other expenses include general and administrative expenses, consulting and professional costs and depreciation and amortization. Other expenses were US$1,645,000 in TY2025 compared with US$3,787,000 in FY2025 reflecting the 6 month period covered by TY2025 relative to the 12 month period covered by FY2025 as well as lower spending reflecting the Company’s initiative to conserve cash in TY2025. Other expenses decreased US$63,000, or 2%, from FY2024 to FY2025 largely as a result of lower consulting and professional fees, partly offset by higher general and administration expenses and depreciation and amortization. Other expenses increased US$166,000, or 5%, from FY2023 to FY2024 largely as a result of higher consulting and professional fees and depreciation and amortization, offset by lower general and administration expenses.

Finance costs.  Finance costs include bank charges, net foreign exchange losses and lease interest expenses. Finance costs were higher in TY2025 than FY2025 due to additional fees relating to the DOE Loan.  Finance costs remained flat from FY2024 to FY2025. Finance costs decreased by US$5,000, or 31%, from FY2023 to FY2024.

Comparison of TY2025 and FY2025

Our net loss for TY2025 and FY2025 was US$4,070,000 and US$9,554,000, respectively. Significant items contributing to the decrease in the current period loss were primarily driven by the shorter six month reporting period in TY2025 relative to the 12 month reporting period in FY2025, and the differences include:

•	Employee benefits expense decreased US$3,651,000;

•	Other expenses decreased US$2,142,000; and

•	Finance income increased US$21,000.

Comparison of FY2025 and FY2024

Our net loss for FY2025 and FY2024 was US$9,554,000 and US$7,825,000, respectively. Significant items contributing to the current year loss and the differences from the previous financial year include:

•	Employee benefits expense increased US$1,028,000;

•	Other expenses decreased US$63,000; and

•	Finance income decreased US$758,000.

Comparison of FY2024 and FY2023

Our net loss for FY2024 and FY2023 was US$7,825,000 and US$6,391,000, respectively. Significant items contributing to the FY2024 loss and the differences from FY2023 include:

•	Employee benefits expense decreased US$623,000;

•	Other expenses increased US$3,215,000;

•	Finance income decreased US$1,910,000; and

•	Finance costs decreased US$5,000.

Historical Sources and Uses of Cash

Consolidated Statement of Cash Flows (in thousands)	6 months ended Dec 31, 2025	12 months ended Dec 31, 2025	12 months ended Dec 31, 2024	12 months Ended Dec 31, 2023
	US$’000	US$’000	US$’000	US$’000
Cash flows from operating activities
Payment to suppliers and employees	(3,069)	(6,805)	(7,198)	(8,069)
Interest and other finance costs paid	-	-	-	-
Net cash flows used in operating activities	(3,069)	(6,805)	(7,198)	(8,069)
Cash flows from investing activities
Expenditure on mining exploration	(6,629)	(14,510)	(36,635)	(33,333)
Purchase of equipment	-	-	(2)	(601)
Interest received	309	680	1,254	1,462
Net cash flows used in investing activities	(6,329)	(13,830)	(35,383)	(32,472)
Cash flows from financing activities
Proceeds from the issue of shares	2,176	16,412	25,141	-
Proceeds from borrowings	-	-	1,200	-
Repayments of borrowings	-	(1,200)	-	-
Proceeds from exercise of options	-	-	55	-
Equity raising expenses	(99)	(618)	(780)	(12)
Payments of lease liability	(95)	(140)	(130)	(213)
Payment for establishment of loan	-	(4,252)	-	-
Net cash flows received / (used in) financing activities	1,982	10,202	25,486	(225)
Net increase / (decrease) in cash held	(7,416)	(10,433)	(17,095)	(40,766)
Cash at the beginning of the financial year	25,059	35,715	52,709	94,177
Effect of exchange rate fluctuations on balances of cash held in USD	220	(223)	101	(702)
Closing cash carried forward	17,863	25,059	35,715	52,709

Operating Activities

Net cash used in operating activities was US$3,069,000 in TY2025 compared with US$6,805,000 in FY2025 reflecting the 6 month period covered by TY2025 relative to the 12 month period covered by FY2025, as well as lower spending reflecting the Company’s initiatives to conserve cash during TY2025. Net cash used in operating activities of US$6,805,000 in FY2025 decreased by US$393,000 compared to FY2024 and was driven primarily by decreased payments to suppliers and savings in office costs. Net cash used in operating activities of US$7,198,000 in FY2024 decreased by US$871,000 compared to FY2023 and was driven primarily by decreased payments to suppliers and savings in office costs.

Investing Activities

Net cash used in investing activities was US$6,329,000 in TY2025 compared with US$13,830,000 in FY2025 reflecting the 6 month period covered by TY2025 relative to the 12 month period covered by FY2025, as well as lower spending reflecting the Company’s initiative to conserve cash during TY2025.  Net cash used in investing activities of US$13,830,000 in FY2025 decreased by US$21,553,000 compared to FY2024 and was driven primarily by a large reduction in Project engineering work, and no geotechnical drilling compared with the year-earlier period. Net cash used in investing activities of US$35,383,000 in FY2024 increased by US$2,911,000 compared to FY2023 and was driven primarily by continuing high Project engineering work, coupled with geotechnical drilling.

Financing Activities

Net cash provided by financing activities was US$1,982,000 in TY2025 compared with US$10,202,000 in FY2025 reflecting the gross proceeds from issuance of shares under the share purchase plan of approximately US$2.2 million in July 2025 compared with gross proceeds of approximately US$16 million from an equity placement completed in June 2025.  Net cash provided by financing activities of US$10,202,000 in FY2025 decreased by US$15,284,000 compared to FY2024 and was driven primarily by lower proceeds from issue of shares of US$8,729,000, repayment of borrowings of US$1,200,000 and payment for the establishment of the DOE Loan of US$4,252,000. Net cash used in financing activities of US$25,486,000 in FY2024 increased by US$25,711,000 compared to FY2023 and was driven primarily by proceeds from issue of shares of US$25,141,000 and proceeds from borrowings, offset by share issue costs.

B.	Liquidity and Capital Resources

In TY2025, we incurred a loss of US$4,070,000 compared with a loss of US$9,554,000 in FY2025, reflecting lower employee benefits expense and lower other expenses. The lower loss primarily reflects the shorter 6-month period covered by TY2025 relative to the 12 month period covered by FY2025 as well as reduced spending reflecting the Company’s initiative to conserve cash in TY2025, partially offset by the impact of the ROD bonus expensed in June 2025 and for which there was no equivalent bonus in TY2025.

In TY2025, FY2025, FY2024 and FY2023, we incurred losses of US$4,070,000, US$9,554,000, US$7,825,000 and US$6,391,000, respectively, and had accumulated losses of US$73,976,000 as of December 31, 2025. We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development phases of the Project.

Our operations have been financed primarily by proceeds from issuances of ordinary shares. Our cash and cash equivalent position at December 31, 2025 was US$17,863,000 compared with US$25,059,000, US$35,715,000 and US$52,709,000 at June 30, 2025, 2024 and 2023 respectively.  Our cash balance fluctuates as we raise funding through equity placements and as we incur expenditures.

In February 2026, we announced the issue of 400,000,000 new fully paid ordinary shares on the ASX for gross proceeds of approximately US$50 million.  The placement was strongly supported by new and existing shareholders and will be used to accelerate development of Rhyolite Ridge including long lead items and early works, to fund project readiness, fund environmental permitting expenses and commitments, pay other project costs and fund working capital, meet obligations under the closed DOE Loan and for general corporate purposes. Management believes that the Company has sufficient working capital to support its operations up to April 30, 2027.

Capital Expenditures and Requirements

Our capital expenditures for TY2025, FY2025, FY2024 and FY2023 were US$5,850,000, US$15,300,000, US$35,398,000 and US$33,579,000, respectively. Our capital expenditures for these periods related primarily to permitting expenditures, loan establishment fees, resource drilling, land option and water rights payments, ongoing detailed engineering and vendor engineering.

We estimated in October 2025 that development of the Project would require approximately US$1,683.2 million. This cost estimate will be updated prior to making an FID. ioneer expects construction cost inflation across the global mining industry to continue and place upward pressure on the capital cost estimates at Rhyolite Ridge, in particular as it relates to labor, fuel and logistics costs. If we ultimately proceed to an FID to develop the Project, we will need to secure substantial additional funds to complete development. In January 2025, the Project closed a US$996 million DOE Loan to develop the Rhyolite Ridge Project. In June 2025, ioneer announced that it had begun a strategic partnering process, with Goldman Sachs acting as financial advisors, to identify an equity partner to contribute to the development costs of the Project.  Even if the conditions precedent to the DOE Loan are met and a new strategic partner commits to providing equity funding to the Project, we may need to secure substantial additional funds, through future debt or equity financings, to complete development of the Project.  See “Item 1D.—Risk Factors—Business Risks—We will need additional funds to develop the Project.”

We also may decide to pursue additional debt or equity financing activities to facilitate further exploration, evaluation and development activities.

If we decide to raise capital by issuing equity securities, the issuance of additional ordinary shares or ADSs would result in dilution to our existing shareholders. We cannot be assured that we will be successful in completing any financings or that any such debt or equity financing will be available to us if and when required or on satisfactory terms.

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

Exploration and Evaluation Assets

Our policy for exploration and evaluation expenditure is set out in “Note 12—Non-current assets - exploration and evaluation” of our financial statements and related notes included elsewhere in this Transition Report on Form 20-F.  The application of this policy requires certain judgements, estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found.  Any such estimates and assumptions may change as new information becomes available.  If, after capitalization of expenditure under the policy, it is concluded that the capitalized expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit or loss.  Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.

Share-based Payment Transactions

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted.  Additional information is set out in “Note 7.3—Share-based payments” of our financial statements and related notes included elsewhere in this Transition Report on Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of April 15, 2026.  In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer.  In addition, under our Constitution, at every annual general meeting, one-third of the Directors (other than the Managing Director), are required to retire from office.  Such Directors are entitled to submit for re-election.  The following table lists the names of our directors and executive officers.  The business address for each director and member of senior management is c/o Suite 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060, Australia.

Name	Age	Position
James D. Calaway	68	Executive Chairman
Bernard Rowe	58	Managing Director & Chief Executive Officer
Alan Davies	55	Independent Non-executive Director
Rose McKinney-James	74	Independent Non-executive Director
Margaret Walker	73	Independent Non-executive Director
Timothy Woodall	58	Independent Non-executive Director
Ken Coon	66	Vice President of Human Resources
April Hashimoto	63	Chief Financial Officer
Yoshio Nagai	64	Vice President Commercial Sales & Marketing
Olga Smejkalova	46	Company Secretary
Matthew Weaver	60	Senior Vice President of Engineering & Operations
Chad Yeftich	50	Vice President Corporate Development & External Affairs

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

Alan Davies (55 years of age) – Independent Non-executive Director

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

Rose McKinney-James (74 years of age) – Independent Non-executive Director

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

Ken Coon (66 years of age) – Vice President of Human Resources

Ken is responsible for the human resource function of the Company.  He has more than 30 years of human resources experience holding international and regional leadership roles with Royal Dutch Shell’s downstream refining and chemicals organization and Entergy, a large US Gulf Coast utility company.

April Hashimoto (63 years of age) – Chief Financial Officer

April joined ioneer as interim CFO on November 6, 2025.  Ian Bucknell resigned as Chief Financial Officer and Company Secretary on December 4, 2025. April is responsible for the finance and IT functions of the Company.  She brings more than 30 years of international experience in the resource sector, most recently as Senior Vice-President, Finance and Administration at Lithium Americas Corp.  Previously she was the CFO at several junior mining companies and the exploration and construction division of Placer Dome Inc.

Yoshio Nagai (64 years of age) – Vice President Commercial Sales & Marketing

Yoshio Nagai is responsible for the sales and marketing function of the Company.  He has more than 20 years chemical and mining industry sales and marketing experience, most recently as Sales Vice President at the Rio Tinto Group Company accountable for borates, salt and talc products, in Asia and the USA.

Olga Smejkalova (46 years of age) – Company Secretary

Olga was appointed Company Secretary on December 1, 2025 pursuant to a services agreement with Acclime Corporate Services Pty Ltd.  Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective December 4, 2025.

Matt Weaver (60 years of age) – Senior Vice President of Engineering & Operations

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

The Board has determined that there would be no increase in fees payable to non-executive directors for the Transition Period ending December 31, 2026. The Board has determined to put to shareholders at the May 2026 Annual General Meeting, that non-executive directors receive US$12,500 in performance rights being the pro-rated amount for the six months ended December 31, 2025 (FY2025: US$25,000 in performance rights) of the Company in lieu of receipt of directors’ fees in cash.

Details of Remuneration for the Transition Period
Details of the nature and amount of each element of the emoluments of our Directors and executive officers are presented below. Timothy Woodall was appointed non-executive director on May 5, 2025. Stephen Gardiner retired as a non-executive director on May 5, 2025.

Statutory Remuneration

The following table sets out KMP remuneration for the TY2025 and FY2025 in US Dollars:

Name (Position)	Year	Base Salary	Superannuation	Health & Life Benefits	Non- Monetary Benefits[3]	STI	Long Service Leave	Share-based Payment Options & Rights[1]	Total Statutory Remuneration	% of performance- based rem.
Non-Executive Director
Alan Davies	TY2025	32,500	-	-	-	-	-	11,882	44,382	27%
	FY2025	65,000	-	-	-	-	-	15,000	80,000	19%
Stephen Gardiner	TY2025	-	-	-	-	-	-	-	-	-
	FY2025	52,600	-	-	-	-	-	46,681	99,281	47%
Rose McKinney-James	TY2025	32,500	-	-	-	-	-	11,882	44,382	27%
	FY2025	65,000	-	-	-	-	-	15,000	80,000	19%
Margaret R Walker	TY2025	32,500	-	-	-	-	-	11,882	44,382	27%
	FY2025	65,000	-	-	-	-	-	15,000	80,000	19%
Timothy Woodall	TY2025	29,018	3,482	-	-	-	-	6,747	39,247	17%
	FY2025	12,400	-	-	-	-	-	972	13,372	7%
Executive Director
James D Calaway	TY2025	199,998	-	-	-	45,938	-	419,762	665,698	70%
	FY2025	462,000	-	-	-	82,180	-	340,591	885,271	48%
Bernard Rowe	TY2025	194,285	9,827	2,675	-	100,362	3,207	874,757	1,185,113	82%
	FY2025	421,009	19,454	3,742	-	144,546	7,255	844,085	1,440,091	69%
Executives
Ian Bucknell [2]	TY2025	156,202	8,712	3,111	-	-	(31,338)	(382,047)	(245,360)	156%
	FY2025	298,209	19,454	4,081	-	66,438	4,962	571,535	964,679	66%
April Hashimoto [3]	TY2025	12,710	-	-	-	4,069	-	-	16,779	24%
Ken Coon [4,5]	TY2025	67,000	-	549	-	19,070	-	59,423	146,042	54%
	FY2025	200,833	-	1,033	3,950	29,325	-	309,602	544,243	62%
Yoshio Nagai [4]	TY2025	70,998	3,990	2,058	-	19,910	-	70,715	167,617	54%
	FY2025	212,298	11,490	4,116	-	30,905	-	312,068	570,877	60%
Chad Yeftich	TY2025	160,599	3,042	7,854	-	40,660	-	94,263	369,593	37%
	FY2025	291,067	8,070	15,869	-	52,908	-	398,909	766,823	59%
Matt Weaver	TY2025	175,465	8,325	6,794	-	66,706	-	168,631	426,102	55%
	FY2025	331,683	16,584	14,145	-	72,528	-	669,894	1,104,834	67%
Total	TY2025	1,163,776	37,378	23,221	-	296,715	(28,131)	1,351,199	2,844,158
	FY2025	2,477,099	75,052	42,985	3,950	478,830	12,217	3,539,336	6,624,304

(1)	Share-based payment expense for the Transition Period (six months ended December 31, 2025)
(2)
Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective December 4, 2025.  Amounts in brackets are the result of the reversal of accrued long service leave, and reversal of share-based expense relating to forfeited performance rights that were reversed upon Ian Bucknell’s resignation.

(3)
April Hashimoto was appointed Interim Chief Financial Officer on November 6, 2025 pursuant to a consulting contract by which she is paid based on an hourly rate and participates in STIP.  The amount shown as base pay reflects the amount invoiced under the consulting contract for the period that April Hashimoto was an executive KMP (December 4, 2025 to December 31, 2025).

(4)	Ken Coon and Yoshio Nagai transition from full-time to part-time employment, effective January 1, 2025.
(5)	Non-monetary benefits relate to leased accommodations provided to Executive in Reno, Nevada.

KMP Shareholdings

The movement in Share and other Equity Holdings for KMP are disclosed in the following table:

	Ordinary shares					Performance rights			Options
Name	Balance at 30/06/25	Acquired	Disposed	Other	Balance at 31/12/25	Balance at 30/06/25	Net change	Balance at 31/12/25	Balance at 30/06/25	Net change	Balance at 31/12/25
Non-Executive Directors
Alan Davies	5,026,259	887,890	-	-	5,914,149	132,190	55,893	188,083	326,323	(326,323)	-
Stephen Gardiner	323,663	-	-	-	323,663	263,354	(263,354)	-	-	-	-
Rose McKinney-James	670,070	132,190	-	-	802,260	132,190	55,893	188,083	-	-	-
Margaret R Walker	750,070	405,310	-	-	1,155,380	132,190	55,893	188,083	-	-	-
Timothy Woodall	75,000	300,000	-	-	375,000	200,000	188,083	388,083	-	-	-
Executive Directors
James D Calaway	58,995,110	4,600,759	-	-	63,595,869	5,939,542	1,267,279	7,206,821	326,323	(326,323)	-
Bernard Rowe	69,609,147	9,197,048	-	-	78,806,195	11,906,857	4,291,648	16,198,505	-	-	-
Executives
Ian Bucknell [1]	6,300,766	3,144,310	(500,000)	-	8,945,076	7,703,997	(7,703,997)	-	-	-	-
April Hashimoto [2]	-	-	-	-	-	-	-	-	-	-	-
Ken Coon	2,888,426	1,694,181	(770,338)	-	3,812,269	3,572,885	561,363	4,134,248	-	-	-
Yoshio Nagai	4,398,099	1,449,162	-	-	5,847,261	3,942,872	1,038,097	4,980,969	-	-	-
Matt Weaver	7,314,594	3,682,025	(1,595,085)	-	9,401,534	8,883,109	2,392,201	11,275,310	-	-	-
Chad Yeftich	2,761,885	1,613,788	(792,967)	-	3,582,706	4,634,991	1,842,103	6,477,094	-	-	-
Total	159,113,089	27,106,663	(3,658,390)	-	182,561,362	47,444,177	3,781,102	51,225,279	652,646	(652,646)	-

(1)	Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective 4 December 2025.
(2)	April Hashimoto was appointed Interim Chief Financial Officer pursuant to a consulting contract effective 6 November 2025 and became an executive KMP on 4 December 2025.

Option Movement During the Year

There are no options outstanding.  The following table presents that all remaining options have lapsed. The option terms are set out in “Note 18 – Equity – issued capital” of our financial statements and related notes thereto included elsewhere in this Transition Report on Form 20-F.

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/25	Options Granted	Options Exercised	Options Lapsed	Balance at 31/12/25	Financial year to vest
James D. Calaway	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	(326,323)	-	2022
Sub Total						326,323	-	-	(326,323)	-
Alan Davies	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	(326,323)	-	2022
Sub Total						326,323	-	-	(326,323)	-
Total						652,646	-	-	(652,646)	-

Performance Rights Movement During the Year

The following table presents all performance rights that have been granted, vested or lapsed during TY2025.  The rights terms and additional details are set out in “Note 18 —Equity – issued capital” of our financial statements and related notes included elsewhere in this Transition Report on Form 20-F.

Name Plan	Grant Date (mm/dd/yyyy)	Vesting Date (mm/dd/yyyy)	Fair value at grant	Rights Granted	Rights Vested	Rights Lapsed	% vested
James D. Calaway
2022 LTI - time based	11/4/2022	7/1/2025	0.570	-	(272,878)	-	100%
2022 LTI - performance based	11/4/2022	7/1/2025	0.554	-	(73,677)	(335,640)	18%
2024 STI - time based	11/1/2024	7/1/2025	0.280	-	(2,272,571)	-	100%
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(185,066)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	263,316	-	-	0%
2025 LTI – time based	11/6/2025	1/1/2029	0.185	1,101,410	-	-	0%
2025 LTI - performance based	11/6/2025	1/1/2029	0.185	1,652,115	-	-	0%
2025 STI – ROD bonus time based [1]	11/6/2025	11/7/2025	0.185	1,796,567	(1,796,567)	-	100%
2025 STI - time based	11/6/2025	7/1/2026	0.185	1,390,270	-	-	0%
Sub Total				6,203,678	(4,600,759)	(335,640)
Alan Davies
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(132,190)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	(132,190)	-
Stephen Gardiner [2]
Granted on employment	8/25/2022	8/25/2025	0.660	-	(182,916)	(13,617)	93%
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(66,821)	-	100%
Sub Total				-	(249,737)	(13,617)
Rose McKinney-James
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(132,190)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	(132,190)	-
Margaret R Walker
In lieu of director fees	11/1/2024	11/1/2025	0.280	-	(132,190)	-	100%
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	(132,190)	-
Timothy Woodall
In lieu of director fees	11/5/2025	11/2/2026	0.185	188,083	-	-	0%
Sub Total				188,083	-	-
Ian Bucknell [3]
2022 LTI - time based	7/1/2022	7/1/2025	0.425	-	(292,581)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(78,997)	(359,874)	18%
2023 LTI - time based	7/1/2023	7/1/2026	0.340	-	-	(419,206)	0%
2023 LTI - performance based	7/1/2023	7/1/2026	0.340	-	-	(628,809)	0%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,717,742)	-	100%
2024 LTI – time based	7/1/2024	7/1/2027	0.149	-	-	(989,382)	0%
2024 LTI - performance based	7/1/2024	7/1/2027	0.149	-	-	(1,484,073)	0%
Supplemental 2024 LTI	3/1/2025	2/28/2029	0.145	-	-	(866,666)	0%
Supplemental 2024 LTI	3/1/2025	2/28/2029	0.145	-	-	(866,667)	0%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	1,770,687	-	(1,770,687)	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	2,656,031	-	(2,656,031)	0%
2025 STI - time based	8/28/2025	9/1/2025	0.115	1,054,990	(1,054,990)	-	100%
Sub Total				5,481,708	(3,144,310)	(10,041,395)
Ken Coon
2022 LTI - time based	7/1/2022	7/1/2025	0.000	-	(151,599)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(40,932)	(186,466)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,027,493)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	787,141	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	1,180,712	-	-	0%
2025 STI - time based	8/28/2025	9/1/2025	0.115	474,157	(474,157)	-	100%
Sub Total				2,442,010	(1,694,181)	(186,466)
Yoshio Nagai
2022 LTI - time based	7/1/2022	7/1/2025	0.425	-	(160,695)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(43,388)	(197,654)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,245,079)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	834,135	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	1,251,202	-	-	0%
2025 STI - time based	8/28/2025	7/1/2026	0.115	599,576	-	-	0%
Sub Total				2,684,913	(1,449,162)	(197,654)
Bernard Rowe
2022 LTI - time based	11/4/2022	7/1/2025	0.570	-	(560,084)	-	100%
2022 LTI - performance based	11/4/2022	7/1/2025	0.554	-	(151,223)	(688,902)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.280	-	(3,806,452)	-	100%
2025 LTI – time based	11/6/2025	1/1/2029	0.185	3,377,320	-		0%
2025 LTI - performance based	11/6/2025	1/1/2029	0.185	5,065,979	-	-	0%
2025 STI – ROD bonus time based [1]	11/6/2025	11/7/2025	0.185	4,379,289	(4,379,289)	-	100%
2025 STI - time based	11/6/2025	7/1/2026	0.185	1,055,010			0%
Sub Total				13,877,598	(8,897,048)	(688,902)
Chad Yeftich
2022 LTI - time based	7/1/2022	7/1/2025	0.615	-	(204,658)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.709	-	(55,258)	(251,729)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,353,872)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	1,072,039	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	1,608,059	-	-	0%
2025 STI - time based	8/28/2025	7/1/2026	0.115	1,027,522	-	-	0%
Sub Total				3,707,620	(1,613,788)	(251,729)
Matt Weaver
2022 LTI - time based	7/1/2022	7/1/2025	0.425	-	(323,663)	-	100%
2022 LTI - performance based	7/1/2022	7/1/2025	0.491	-	(87,389)	(398,106)	18%
2024 STI - time based	7/1/2024	7/1/2025	0.149	-	(1,994,544)	-	100%
2025 LTI – time based	8/28/2025	1/1/2029	0.115	2,078,361	-	-	0%
2025 LTI - performance based	8/28/2025	1/1/2029	0.115	3,117,542	-	-	0%
2025 STI - time based	8/28/2025	9/1/2025	0.115	1,198,869	(1,198,869)	-	100%
Sub Total				6,394,772	(3,604,465)	(398,106)
Total				41,544,631	(25,650,020)	(12,113,509)
(1)	ROD bonuses are a one-off time-based grant issued upon achievement of a positive Record of Decision in FY2025, with a one-day vesting period, approved at the October 31, 2025 Annual General Meeting.
(2)	Non-executive director Stephen Gardiner retired from the Board effective May 5, 2025.
(3)	Ian Bucknell resigned as Chief Financial Officer and Company Secretary effective December 4, 2025. No pro-rata incentives were paid and all incentives lapsed.

Employment Agreements

The key provisions of the employment agreements are set out below for each of our executive officers.  None of these employment agreements have termination dates.

Mr. Calaway, Executive Chairman

Mr. Calaway’s employment agreement was established effective July 1, 2024 and is expected to continue until FID has been accomplished. The FID is expected to be achieved in FY2026. The employment agreement provides for fixed annual remuneration of US$250,000. This is in addition to non-executive chair annual remuneration of US$185,000. At risk STI is 60% of base salary and at risk LTI is 60% of base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Calaway on one months’ notice and by the Company on one months’ notice.

Mr. Rowe, Managing Director & Chief Executive Officer

Mr. Rowe’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed annual remuneration of A$585,000. At risk STI is 80% of the base salary (actual awards may range from 0 to 200% contingent upon individual and Company performance compared with established targets) and at risk LTI is 120% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Rowe on six months’ notice and by the Company on six months’ notice.

Mr. Coon, Vice President Human Resources

Mr. Coon’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed annual remuneration of US$268,000. Effective January 1, 2025, Mr. Coon transitioned from full-time to part-time employment, with fixed remuneration halved to US$134,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and Company performance compared with established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Coon on three months’ notice and by the Company on six months’ notice.

Ms. Hashimoto, Chief Financial Officer

Ms. Hashimoto is engaged by the Company pursuant to a consulting agreement that commenced on November 6, 2025 and has a fixed term that ends on July 31, 2026.  The consulting agreement provides for part-time work invoiced at an hourly rate and participation in the STI plan.  At risk STI is 50% of the total amount invoiced under the consulting agreement (actual awards may range from 0 to 200% contingent upon individual and Company performance compared with established targets).  The consulting agreement can be terminated by Ms. Hashimoto or the Company on 90 days’ notice.

Mr. Nagai, Vice President Commercial Sales & Marketing

Mr. Nagai’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed annual remuneration of US$284,000. Effective January 1, 2025, Mr. Nagai transitioned from full-time to part-time employment, with fixed remuneration halved to US$142,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and Company performance compared with established targets) and at risk LTI is 40% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Nagai on three months’ notice and by the Company on six months’ notice.

Mr. Weaver, Senior Vice President of Engineering & Operations

Mr. Weaver’s employment agreement has an open term and was established effective July 1, 2019.  It provides for fixed remuneration of US$333,000.  At risk STI is 50% of the base salary (actual awards may range from 0 to 200% contingent upon individual and Company performance compared with established targets) and at risk LTI is 85% of the base salary.  The split of LTI performance-based vs time based is 60% to 40%.  The agreement can be terminated by Mr. Weaver on three months’ notice and by the Company on six months’ notice.

Mr. Yeftich, Corporate Development & External Affairs

Mr. Yeftich’s employment agreement has an open term and was established effective July 1, 2019. It provides for fixed remuneration of US$292,000. At risk STI is 40% of the base salary (actual awards may range from 0 to 200% contingent upon individual and Company performance compared with established targets) and at risk LTI is 50% of the base salary. The split of LTI performance-based vs time based is 60% to 40%. The agreement can be terminated by Mr. Yeftich on three months’ notice and by the Company on six months’ notice.

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

Alan Davies resigned from the Audit and Risk Committee effective February 25, 2026.

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

The current membership of the Nomination and Remuneration Committee is:

•	Alan Davies (Chairman, independent, non-executive director);

•	Rose McKinney-James (independent, non-executive director); and

•	Timothy Woodall (independent, non-executive director).

Project Execution Committee

The current membership of the Project Execution Committee is:

•	Margaret R. Walker (Chairman, independent, non-executive director);

•	Alan Davies (independent, non-executive director); and

•	Bernard Rowe (managing director and CEO).

Environmental, Sustainability and Governance Committee

The current membership of the Environmental, Sustainability and Governance Committee is:

•	Rose McKinney-James (Chairman, independent, non-executive director);

•	James D. Calaway (executive director); and

•	Margaret R. Walker (independent, non-executive director).

D.	Employees

As of December 31, 2025, we had 21 employees and 9 employee contractors based in five different countries, as shown in the chart below.

	United States	Australia	Canada	Netherlands	Singapore
Employees	18	1	1	0	1
Employee Contractors	6	1	0	1	1

The workforce is non-unionized.

E.	Share Ownership

The following table lists as of March 31, 2026, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 3,033,113,645 ordinary shares outstanding as of March 31, 2026. For any shareholder holding options or performance rights that are currently exercisable or exercisable within 60 days of March 31, 2026, beneficial ownership is calculated based on 3,033,113,645 ordinary shares outstanding as of March 31, 2026 plus any options or performance rights currently exercisable or exercisable within 60 days of March 31, 2026 held by such shareholder.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
James D. Calaway(2)	63,595,869	2.097%
Bernard Rowe(3)	78,806,195	2.598%
Alan Davies(4)	5,914,149	0.195%
Rose McKinney-James	802,260	0.026%
Margaret R. Walker	1,155,380	0.038%
Timothy Woodall(5)	575,000	0.019%
Ken Coon	3,812,269	0.126%
April Hashimoto	0	0.000%
Yoshio Nagai	5,847,261	0.193%
Matt Weaver	9,405,692	0.310%
Chad Yeftich	3,582,706	0.118%
Officers and directors as a group (11 persons)	173,496,781	5.720%

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of March 31, 2026. As of March 31, 2026, the number of options and performance rights beneficially owned by each of our directors, our chief executive officer and other members of our senior management, currently exercisable or exercisable within 60 days of March 31, 2026 is nil.

(2)	56,268,106 ordinary shares are held of record by Lithium Investors Americas LLC, an entity controlled by Mr. Calaway. 7,327,763 ordinary shares are held of record in the name of Mr. Calaway.

(3)
36,690,902 ordinary shares and 400,000 American Depositary Receipts are held of record by Mopti Pty Limited, an entity controlled by Mr. Rowe. 5,826,182 ordinary shares are held of record by Mopti Management Pty Limited, an entity controlled by Mr. Rowe. 20,289,111 ordinary shares are held of record in the name of Mr. Rowe.

(4)
2,616,649 ordinary shares are held of record by Diversa Trustees Limited as trustee for HUB24 Super Fund, an entity controlled by Mr. Davies. 3,297,500 ordinary shares are held of record in the name of Mr. Davies.

(5)	575,000 ordinary shares are held of record by Timothy Roy Woodall Superfund, an entity controlled by Mr. Davies.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of March 31, 2026, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of March 31, 2026. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of March 31, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 3,033,113,645 ordinary shares issued and outstanding as at March 31, 2026. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
Centaurus Capital LP(1)	428,342,433	14.1%
Bank of New York Mellon Corporation(2)	206,307,040	6.8%

(1)
John D. Arnold is the natural person with ultimate voting or investment control over Centaurus Capital LP and thus indirectly controls voting with regard to shares of ioneer owned by Centaurus Capital LP.  The address of Centaurus Capital LP is 1717 West Loop South, Suite 1800 Houston, TX 77027.

(2)
The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs.  The depositary’s address at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York, 10286.

Record Holders

As of March 31, 2026, we had 3,033,113,645 ordinary shares outstanding. Based on information known to us, as of March 31, 2026, 905,995,740 (29.9%) of our ordinary shares were being held in the United States by 115 holders and 799,075,386 (26.3%) of our ordinary shares were being held in Australia by 329 holders. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since the start of FY2022, other than employment and “Compensation”, matters described under “Executive Compensation”, there have been no transactions or loans between us and:

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

(d)
with the exception of the November 6, 2025 consulting agreement with the Chief Financial Officer, key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

(e)
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

Dividends

We have not declared any dividends during TY2025, fiscal 2025, 2024 or 2023 and do not anticipate that we will do so in the foreseeable future.  We currently intend to retain future earnings, if any, to finance the development of our business.  Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

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

No significant change, other than as otherwise described in this Transition Report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this Transition Report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The principal trading market for our ordinary shares is the ASX in Australia.  Our ordinary shares trade under the symbol “INR”.

On March 31, 2026, the closing price of our ordinary shares as traded on the ASX was A$0.125 per ordinary share.  Our ADSs are listed on Nasdaq under the symbol “IONR”.

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

DESCRIPTION OF SHARE CAPITAL

The following description of our ordinary shares is only a summary.  We encourage you to read our Constitution, which is incorporated by reference to Exhibit 1.1 to our registration statement on Form 20-F, filed on June 3, 2022.  All references to the “Company,” “we,” “us,” “our” and “ours” refer to ioneer Ltd. and its consolidated subsidiaries.

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

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same.  As at the date of this Transition Report on Form 20-F, there are no ordinary shares that have superior or inferior rights.

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

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12 month period, would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period.  The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12 month period.  Issues of securities in excess of this limit or the issue of securities to our related parties, certain substantial shareholders and their respective associates require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

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

Application of these Requirements to the Company

An investor in the Company would currently be subject to the mandatory notification regime if they are a foreign government investor making a direct investment in the Company.  Further, given the market capitalization of the Company at December 31, 2025 was in excess of relevant thresholds a private foreign person (from a non-partner jurisdiction) that acquires a substantial interest in the Company’s shares would also be subject to mandatory notification regime.  Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

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

There are no other contracts, other than those disclosed in this Form 20-F and those entered into in the ordinary course of our business, that are material to us and which were entered into in TY2025 or the previous two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this Form 20-F.

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

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the ownership and disposition of their absolute beneficial ownership of ADSs and ordinary shares. This discussion is based on the laws as of the date of this transition report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect.  The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia.  Holders are advised to consult their tax advisors concerning the overall tax consequences of the ownership and disposition of ADSs and ordinary shares in their particular circumstances.  This discussion is not intended, and should not be construed, as legal or professional tax advice.

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

Because we did not have active business income in the taxable year ended June 30, 2025 or in TY2025, we believe we were a PFIC in tax year 2025, and, because we do not expect to begin active business operations in the current taxable year, we expect to be a PFIC in the current taxable year. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of the ADSs or ordinary shares (which may be especially volatile). The PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for the current taxable year. Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty. Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. You should consult your tax advisor regarding our PFIC status.

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

As discussed above, we believe we were a PFIC in our taxable year ending June 30, 2025 and expect to be a PFIC in our 2026 taxable year. Therefore, the reduced rate of taxation available to U.S. Holders of a “qualified foreign corporation” is not expected to be available for such years or any subsequent year in which we are classified as a PFIC. See the discussion above under “—Certain Tax Consequences If We Are a PFIC.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to the ADSs or ordinary shares.

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

It is based upon existing Australian tax law as of the date of this Transition Report, which is subject to change, possibly retrospectively.  This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers).  In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

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

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC.  You may read and copy this Transition Report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC.  Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

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

In addition, since our ordinary shares are traded on the ASX, we have filed annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act.  Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au under our symbol “INR”.  We also maintain a web site at ioneer.com.  The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Transition Report on Form 20-F, and the reference to our website in this Transition Report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we intend to submit such annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash, short-term deposits and borrowings with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities, in the form of receivables and payables are non-interest bearing. At December 31, 2025, and June 30, 2025, 2024 and 2023, we had US$17.9 million, US$25.1 million, US$35.7 million, and US$52.7 million, respectively, of cash and short-term deposits. We currently do not engage in any hedging or derivative transactions to manage interest rate risk. Additional information is set out in “Note 6.2—Financial risk management” of our financial statements and related notes included elsewhere in this Transition Report on Form 20-F.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on the evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.  Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Transition Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This Transition Report does not include an attestation report of our company’s Registered Public Accounting firm, because we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and we are exempted from such attestation requirement.

Changes in Internal Control over Financial Reporting

During TY2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Services Rendered	TY2025	FY2025	FY2024
Audit Fees	US$132,096	US$261,040	US$211,400
Audit Related Fees	US$-	US$-	US$-
Tax Fees	US$-	US$-	US$-
All Other Fees	US$-	US$-	US$-
Total	US$132,096	US$261,040	US$211,400

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
During TY2025, we have not experienced any cybersecurity incidents or identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. The organization also participates in regular cybersecurity training.

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
For the six months ended December 31, 2025 and years ended June 30, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of ioneer Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ioneer Ltd and its subsidiaries (the “Company”) as at December 31, 2025, June 30, 2025, and June 30, 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period ended December 31, 2025 and for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, June 30, 2025, and June 30, 2024 and the results of its operations and its cash flows for the six-month period ended December 31, 2025 and each of the three years in the period ended June 30, 2025 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

/s/ Ernst & Young

We have served as the Company’s auditor since 2017

Sydney, Australia

29 April, 2026

Consolidated statement of profit or loss and other comprehensive income
For the six months ended December 31 2025, and twelve months ended June 30, 2025, 2024 and 2023

		6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023

	Note	$'000	$'000	$'000	$'000
Exploration expenditure written off	2.2	-	(37)	(31)	(45)
Employee benefits expensed	7.1	(2,721)	(6,372)	(5,344)	(5,967)
Other expenses	2.3	(1,645)	(3,787)	(3,850)	(3,684)
Loss from operating activities		(4,366)	(10,196)	(9,225)	(9,696)
Finance income	2.4	328	653	1,411	3,321
Finance costs	2.4	(32)	(11)	(11)	(16)
Net finance income / (costs)	2.4	296	642	1,400	3,305
Loss before tax		(4,070)	(9,554)	(7,825)	(6,391)
Income tax expense	3.1	-	-	-	-
Loss for the year		(4,070)	(9,554)	(7,825)	(6,391)
Loss attributable to equity holders of the company		(4,070)	(9,554)	(7,825)	(6,391)

Items that may be reclassified subsequently to profit and loss
Foreign currency translation difference on foreign operations		207	(269)	(45)	(2,523)
Other comprehensive income/(loss) (net of tax)		207	(269)	(45)	(2,523)
Total comprehensive profit / (loss) for the year		(3,863)	(9,823)	(7,870)	(8,914)
Total comprehensive income / (loss) attributable to the owners of the company		(3,863)	(9,823)	(7,870)	(8,914)

Earnings per share		Cents	Cents	Cents	Cents
Basic loss per ordinary share	2.5	(0.17)	(0.41)	(0.36)	(0.30)
Diluted loss per ordinary share	2.5	(0.17)	(0.41)	(0.36)	(0.30)

The consolidated statement of profit and loss and other comprehensive income should be read in conjunction with the accompanying notes.

Consolidated statement of financial position
As at December 31, 2025, and June 30, 2025 and 2024

		Dec 31, 2025	June 30, 2025	June 30, 2024

	Note	$'000	$'000	$'000
Current assets
Cash assets	4.1	17,863	25,059	35,715
Receivables	4.2	505	192	324
Prepayments	4.3	3	16	19
Total current assets		18,371	25,267	36,058

Non-current assets
Receivables	4.2	289	289	276
Plant and equipment	4.4	335	289	406
Right of use asset	4.5	266	334	71
Exploration and evaluation expenditure	4.6	209,009	203,110	187,664
Other	4.7	4,273	4,252	-
Total non-current assets		214,172	208,274	188,417
Total assets		232,543	233,541	224,475

Current liabilities
Payables	4.8	1,686	2,408	4,543
Lease liabilities	4.8	151	106	41
Provisions	4.10	303	462	428
Borrowings	4.9	-	-	1,200
Total current liabilities		2,140	2,976	6,212

Non-current liabilities
Lease liabilities - non-current	4.8	184	267	42
Total Non-current liabilities		184	267	42
Total liabilities		2,324	3,243	6,254
Net assets		230,219	230,298	218,221

Equity
Contributed equity	5.1	309,498	302,651	281,671
Reserves	5.2	(5,303)	(2,447)	(3,098)
Accumulated losses		(73,976)	(69,906)	(60,352)
Total equity		230,219	230,298	218,221

The consolidated statement of financial position should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023

		Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	Note	$'000	$'000	$'000	$'000	$'000

As at July 1 2025		302,651	(13,030)	10,583	(69,906)	230,298
Loss for the year ended June 30 2025		-	-	-	(4,070)	(4,070)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	207	-	-	207
Total other comprehensive income		-	207	-	-	207
Total comprehensive income for the year		-	207	-	(4,070)	(3,863)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	1,707	-	1,707
Fair value of performance rights vested	5.2	4,770	-	(4,770)	-	-
Share issue costs	5.1	(99)	-	-	-	(99)
Shares issued from capital raise	5.1	2,176	-	-	-	2,176
Options exercised	5.2	-	-	-	-	-
As at December 31 2025		309,498	(12,823)	7,520	(73,976)	230,219

As at July 1 2024		281,671	(12,761)	9,663	(60,352)	218,221
Loss for the year ended June 30 2025		-	-	-	(9,554)	(9,554)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(269)	-	-	(269)
Total other comprehensive income		-	(269)	-	-	(269)
Total comprehensive income for the year		-	(269)	-	(9,554)	(9,823)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	6,106	-	6,106
Fair value of performance rights vested	5.2	5,186	-	(5,186)	-	-
Share issue costs	5.1	(618)	-	-	-	(618)
Shares issued from capital raise	5.1	16,412	-	-	-	16,412
Options exercised	5.2	-	-	-	-	-
As at June 30 2025		302,651	(13,030)	10,583	(69,906)	230,298

As at July 1 2023		255,364	(12,716)	7,278	(52,527)	197,399
Loss for the year ended June 30 2024		-	-	-	(7,825)	(7,825)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(45)	-	-	(45)
Total other comprehensive income		-	(45)	-	-	(45)
Total comprehensive income for the year		-	(45)	-	(7,825)	(7,870)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	4,277	-	4,277
Fair value of performance rights vested	5.2	1,892	-	(1,892)	-	-
Share issue costs	5.1	(780)	-	-	-	(780)
Shares issued from capital raise	5.1	25,141	-	-	-	25,141
Options exercised	5.2	54	-	-	-	54
As at June 30 2024		281,671	(12,761)	9,663	(60,352)	218,221

As at July 1 2022		254,273	(10,193)	5,755	(46,136)	203,699
Loss for the year ended June 30 2023		-	-	-	(6,391)	(6,391)
Other comprehensive income
Foreign currency translation differences on foreign operations		-	(2,523)	-	-	(2,523)
Total other comprehensive income		-	(2,523)	-	-	(2,523)
Total comprehensive income for the year		-	(2,523)	-	(6,391)	(8,914)
Share-based payments
Share-based payments expensed/capitalized	5.2	-	-	2,626	-	2,626
Fair value of performance rights vested	5.2	1,103	-	(1,103)	-	-
Share issue costs	5.1	(12)	-	-	-	(12)
As at June 30 2023		255,364	(12,716)	7,278	(52,527)	197,399

The consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cashflows
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023

		6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023

	Note		$'000	$'000	$'000
Cash flows from operating activities
Payment to suppliers and employees		(3,069)	(6,805)	(7,198)	(8,069)
Net cash flows used in operating activities (inclusive of GST)	4.1	(3,069)	(6,805)	(7,198)	(8,069)

Cash flows from investing activities
Expenditure on mining exploration and evaluation		(6,629)	(14,510)	(36,635)	(33,333)
Purchase of equipment	4.4	(9)	-	(2)	(601)
Interest received		309	680	1,254	1,462
Net cash flows used in investing activities		(6,329)	(13,830)	(35,383)	(32,472)

Cash flows from financing activities
Proceeds from the issue of shares	5.1	2,176	16,412	25,141	-
Proceeds from exercise of options	5.1	-	-	55	-
Equity raising expenses	5.1	(99)	(618)	(780)	(12)
Payments of lease liability		(95)	(140)	(130)	(213)
Proceeds from borrowings	4.9	-	-	1,200	-
Repayment of borrowings	4.9	-	(1,200)	-	-
Payment for establishment of loan		-	(4,252)	-	-
Net cash flows received / (used in) financing activities		1,982	10,202	25,486	(225)
Net increase / (decrease) in cash held		(7,416)	(10,433)	(17,095)	(40,766)

Cash at the beginning of the financial year		25,059	35,715	52,709	94,177
Effect of exchange rate fluctuations on balances of cash		220	(223)	101	(702)
Closing cash carried forward	4.1	17,863	25,059	35,715	52,709

The consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023

Section 1.	Basis of preparation

INTRODUCTION - What’s New in this Report

1.1.	Reporting entity

The financial report of ioneer Ltd for the six months ended December 31 2025 was authorized for issue in accordance with a resolution of the Directors on April 29, 2026.

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

1.2	Basis of preparation

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

1.3	Change in fiscal year

On September 25, 2025, the Board of Directors approved a change in the Company’s financial year end from 30 June to 31 December to better align the accounting reporting period with its subsidiaries in the United States of America, where the bulk of the group’s business operations are located. This financial report is presented for the 6 month Transition Period from 1 July 2025 to 31 December 2025 with the comparative reporting period being the 12 months ended 30 June 2025. Hence, the amounts presented in the financial statements are not entirely comparable.

1.4	New and amended accounting standards and interpretations

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

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the transition reporting period ended December 31, 2025. The Group’s management have yet to assess the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:

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

The Group is currently assessing the impact the amendments will have on current practice.

1.5	Basis of consolidation

Controlled entities

Controlled entities are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its operations. The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date that control ceases. There has been no change in the control of any subsidiaries during the financial period. All subsidiaries are 100% owned by the Company (2025: 100%).

Transactions eliminated on consolidation

All inter-company balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated in full.

Accounting policies

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
1.6	Current versus non-current classification

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

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
1.7	Critical accounting estimates and judgements

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

1.8	Foreign Currency Transactions and Balances

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
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
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

Presentation of foreign exchange gains and losses in the statement of profit or loss

The Group presents its foreign exchange gains and losses within net financing income /expense in the statement of profit or loss.

1.9	Going Concern

The Directors believe that the going concern basis is appropriate for the preparation of the consolidated financial statements, notwithstanding continued losses and no ongoing revenue stream, with the Group having a strong fund-raising track record.

After completing a financing in February 2026 raising gross proceeds of A$72 million (~US$50 million) through the issuance of 400,000,000 new fully paid ordinary shares, the Group has sufficient cash reserves to support the going concern position and will continue to advance the strategic partnership process to raise additional required project funding.

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

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
North America	Represents activity in the US, primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

Segment information provided to the CODM:

Segment information	North America				Australia				Total
	Transition 2025	Fiscal 2025	Fiscal 2024	Fiscal 2023	Transition 2025	Fiscal 2025	Fiscal 2024	Fiscal 2023	Transition 2025	Fiscal 2025	Fiscal 2024	Fiscal 2023
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Exploration expenditure - non core	-	(37)	(31)	(45)	-	-	-	-	-	(37)	(31)	(45)
Other expenses	(741)	(1,899)	(2,383)	(1,356)	(904)	(1,888)	(1,467)	(2,328)	(1,645)	(3,787)	(3,850)	(3,684)
Reportable segment loss	(741)	(1,936)	(2,414)	(1,401)	(904)	(1,888)	(1,467)	(2,328)	(1,645)	(3,824)	(3,881)	(3,729)
Employee benefits and other expenses	(964)	(2,680)	(2,407)	(2,043)	(1,757)	(3,692)	(2,937)	(3,924)	(2,721)	(6,372)	(5,344)	(5,967)
Net financing income / (expense)	(1,996)	(3,173)	(1,802)	(25)	2,292	3,815	3,202	3,330	296	642	1,400	3,305
Net loss before income tax	(3,701)	(7,789)	(6,623)	(3,469)	(369)	(1,765)	(1,202)	(2,922)	(4,070)	(9,554)	(7,825)	(6,391)

Segment assets
Exploration assets	209,009	203,110	187,664	152,226	-	-	-	-	209,009	203,110	187,664	152,226
Other assets	12,683	9,443	8,576	5,258	10,851	20,988	28,235	48,835	23,534	30,431	36,811	54,093
Total assets	221,692	212,553	196,240	157,484	10,851	20,988	28,235	48,835	232,543	233,541	224,475	206,319
Segment liabilities
Payables	1,416	2,124	4,442	7,547	421	390	142	927	1,837	2,514	4,584	8,474
Provisions	105	165	177	167	198	297	251	201	303	462	428	368
Borrowings	-	-	1,200	-	-	-	-	-	-	-	1,200	-
Total current liabilities	1,521	2,289	5,819	7,714	619	687	393	1,128	2,140	2,976	6,212	8,842
Payables	107	267	(8)	78	-	-	50	-	184	267	42	78
Total non-current liabilities	107	267	(8)	78	77	-	50	-	184	267	42	78
Total liabilities	1,628	2,556	5,811	7,792	696	687	443	1,128	2,324	3,243	6,254	8,920
Net assets	220,064	209,997	190,429	149,692	10,155	20,301	27,792	47,707	230,219	230,298	218,221	197,399

Major customers

The Company has no major customers and nil revenues (FY2025, FY2024 and FY2023: nil).

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
$000	$’000	$’000	$’000

2.2.	Impairment write-off

Exploration expenditure written off	-	(37)	(31)	(45)
Total impairment	-	(37)	(31)	(45)

2.3.	Other expenses

General and administrative expenses	822	1,877	1,668	2,751
Consulting and professional costs	646	1,633	1,922	881
Depreciation and amortization	177	277	260	52
Total other expenses	1,645	3,787	3,850	3,684

2.4.	Net finance income / (costs)

Interest income from external providers	309	608	1,293	1,484
Other revenue	-	-	-	26
Net foreign exchange gain	19	45	118	1,811
Finance income	328	653	1,411	3,321

Bank charges	(24)	(9)	(9)	(6)
Net foreign exchange loss	-	-	-	-
Lease interest	(8)	(2)	(2)	(10)
Finance costs	(32)	(11)	(11)	(16)
Net finance income / (costs)	296	642	1,400	3,305

Interest income is recorded at the effective interest rate applicable to the financial instrument. Interest is recognized as it accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Notes to the Consolidated Financial Statements
For the six months ended December 31, 2025 and twelve months ended June 30, 2025, 2024 and 2023
2.5.	Earnings per share

	6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
	$’000	$’000	$’000	$’000

Earnings used in calculating earnings per share
Basic and diluted loss	(4,070)	(9,554)	(7,825)	(6,391)

Weighted average number of ordinary shares used as the denominator	Number	Number	Number	Number

Issued ordinary shares - opening balance	2,357,575,511	2,325,614,708	2,098,818,267	2,091,299,420
Effect of shares issued	56,390,855	31,960,803	46,244,015	6,894,635

Weighted average number of ordinary shares	2,413,966,366	2,357,575,511	2,145,062,282	2,098,194,055

Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares at 30 June for basic EPS	2,413,966,366	2,357,575,511	2,145,062,282	2,098,194,055
Effect of dilution from options and rights on issue	-	-	-	-
Weighted average number of ordinary shares adjusted for effect of dilution	2,413,966,366	2,357,575,511	2,145,062,282	2,098,194,055

	Cents	Cents	Cents	Cents
Basic loss per share attributable to the ordinary equity holders of the company	(0.17)	(0.41)	(0.36)	(0.30)
Diluted loss per share attributable to the ordinary equity holders of the company	(0.17)	(0.41)	(0.36)	(0.30)

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of dilution from options and rights on issue in the financial period would be 76,665,575 (30 June 2025: 64,922,144 and 2024: 36,944,618 and 2023: 35,840,492). The impact the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
Section 3.	Taxation

3.1.	Taxation

	6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
	$’000	$’000	$’000	$’000	1
Tax expense comprises:
Income tax
Current tax benefit / (expense)	-	-	-	-
Tax expense related to movements in deferred tax balances	-	-	-	-
Total tax (expense) / benefit	-	-	-	-
Numerical reconciliation between tax (expense) / benefit and pre-tax net result:
Loss before tax	(4,070)	(9,554)	(7,825)	(6,391)
Prima facie taxation benefit at 30%	(1,221)	(2,866)	(2,348)	(1,917)
Decrease / (increase) in income tax benefit due to:
Differences in tax rates	129	273	232	224
Non-deductible expenses	337	1,162	746	1,113
Foreign exchange and other translation adjustments	81	(38)	(130)	(586)
Additional tax deductible expenditure	(25)	(4)	(7)	(166)
Unrecognized tax losses relating to current year	699	1,473	1,507	1,181
Adjustments for prior years	-	-	-	151
Income tax (expense) / benefit	-	-	-	-

No provision for income tax is considered necessary in respect of the Company for the year ended December 31, 2025. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes (30 June 2025: nil). The Group has estimated tax loss positions across the group as follows:

Deferred Tax
Deferred tax relates to the following:
	Dec 31, 2025	June 30, 2025	June 30, 2024
	$’000	$’000	$’000
Deferred tax relates to the following
Foreign exchange gain/loss	(1,326)	(1,406)	(1,368)
Losses available for offsetting against future taxable income	1,326	1,406	1,368
Net deferred tax asset	-	-	-

The Group has tax losses for which no deferred tax asset has been recognized on the Statement of Financial Position that amounted to $48.7 million (June 30, 2025: $45.9m, June 30, 2024: $40.5m).

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
	Jurisdiction at December 31, 2025
	Australia	USA	Canada
	$’000	$’000	$’000
Non-recognized tax losses - capital
Balance at the beginning of the period	11,707	29,046	327
Movement during the period	(879)	(175)	(5)
Balance at the end of the period	10,828	28,871	322

	$’000	$’000	$’000
Non-recognized tax losses - capital
Balance at the beginning of the period	4,795	-	-
Movement during the period	(8)	-	-
Balance at the end of the period	4,787	-	-
Total revenue and capital losses not recognized	15,615	28,871	322

These amounts will only be obtained if:

•	the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be recognized,
•	the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law,
•	no changes in tax legislation adversely affect the Company and Controlled Entities in recognizing the benefit from the deductions for the losses,
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

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
Section 4.	Invested and working capital

4.1.	Cash assets

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000

Cash at bank	10,843	21,001	19,205
Short term deposits	7,020	4,058	16,510
Total cash assets	17,863	25,059	35,715
Cash flow reconciliation
Reconciliation of net cash outflow from operating activities to operating loss after tax
Loss for the period	(4,070)	(9,554)	(7,825)
Adjustments to reconcile profit to net cash flows:
Depreciation	177	277	118
Exploration expenditure written-off	-	37	31
Share-based payments	1,102	3,164	1,633
Net foreign exchange differences - unrealized	(19)	(45)	(96)
Interest income	(308)	(681)	(1,293)
Interest expense	8	26	11
Change in assets and liabilities during the financial year:
Decrease / (Increase) in trade and other receivables	(409)	127	(50)
(Decrease) / increase in provisions and employee benefits	(158)	34	(60)
Increase in accounts payable	608	(173)	344
Interest paid	-	(17)	(11)
Net cash used in operating activities	(3,069)	(6,805)	(7,198)

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
4.2.	Receivables

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000
Current
Interest receivable	-	-	-
Other debtors	160	143	195
Prepayments	348	49	129
Total current trade and other receivables	508	192	324

Non-current
Other debtors	289	289	276
Total non-current trade and other receivables	289	289	276

Total current and non-current trade and other receivables	797	481	600

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment. Impairment losses are recognized in the profit and loss.

4.3.	Current assets - other

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000
Current
Prepayments	3	16	19
Total current other assets	3	16	19

4.4.	Plant and equipment

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000
Leasehold improvements - at cost	88	-	-
Less accumulated depreciation	(3)	-	-
Total leasehold improvements	85	-	-

Plant and equipment - at cost	626	606	606
Less accumulated depreciation	(376)	(317)	(200)
Total plant and equipment	250	289	406

Reconciliation of the movement
Opening balance	289	406	522
Additions	20	-	2
Transfers in/(out)	88	-	-
Depreciation expense	(62)	(117)	(118)
Closing balance	335	289	406

Tangible plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
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

4.5.	Right of Use Asset

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000
Premises - at cost	755	755	368
Less accumulated amortization	(489)	(421)	(297)
Total Right of Use Asset	266	334	71

Reconciliation of the movement
Opening balance	334	71	202
Additions	-	423	11
Amortization expense	(68)	(160)	(142)
Foreign exchange translation difference	-	-	-
Closing balance	266	334	71

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
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
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

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicator of impairment has been identified as at December 31, 2025.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000

Exploration and evaluation expenditure	209,009	203,110	187,664
Reconciliation of movement
Opening balance	203,110	187,664	152,226
Additions - Rhyolite Ridge	5,850	15,300	35,398
Exploration expenditure - non core	49	183	71
Exploration expenditure - written off	-	(37)	(31)
Carrying amount at the end of the period	209,009	203,110	187,664

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

4.7.	Non-current assets - other

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000

Unamortized loan fees	4,273	4,252	-

The Company paid fees to establish a loan with the US Department of Energy. The fees will be amortized over the life of the loan. Amortization begins after the first draw on said loan. The total loan amount is US$996 million (US$968 million in principal and US$28 million in capitalized interest during construction). The loan term is 20 years, and the interest rate is fixed from the date of each advance for the term of the loan at the applicable long-dated U.S. Treasury rate.

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
4.8.	Payables

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000
Current
Trade creditors and other payables	962	2,066	4,056
Accrued expenses	724	342	487
Lease Liabilities	151	106	41
Total current payables	1,837	2,514	4,584

Non-current
Lease Liabilities	184	267	42
Total non-current payables	184	267	42
Total current and non-current payables	2,021	2,781	4,626

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

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
4.9.	Borrowings

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000

Current
Other current debt	-	-	1,200
Total borrowings	-	-	1,200

In the 2024 fiscal year, the current debt was comprised of an unsecured loan from Sibanye Stillwater Limited. In February 2025, the Company received notification that Sibanye Stillwater Limited had decided not to proceed with the Rhyolite Ridge joint venture. In accordance with the strategic partnership unit purchase and subscription agreement, ioneer repaid the unsecured loan of $1,200,000 within 30 days following notification, and the agreement was terminated.

4.10.	Provisions

Employee entitlements

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000

Current
Provision for employee benefits	303	462	428
Total provisions	303	462	428

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

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
Section 5.	Capital structure

5.1.	Share capital

Ordinary shares

	Dec 31, 2025	June 30, 2025	June 30, 2024
	$’000	$’000	$’000

2,674,633,957 (June 30 2025: 2,608,172,516; June 30 2024: 2,325,614,708) ordinary shares, fully paid	309,498	302,651	281,671

	December 31 2025	June 30 2025	June 30 2024	December 31 2025	June 30 2025	June 30 2024
	Number	Number	Number	Number	$’000	$’000
Reconciliation of movement:
Balance at the beginning of the period	2,608,172,516	2,325,614,708	2,098,818,267	302,651	281,671	255,364
Ordinary shares	33,550,000	252,500,000	213,602,562	2,176	16,412	25,141
Ordinary shares non-cash	-	-	-	-	-	-
Exercise of unlisted options (1)	-	-	357,710	-	-	54
Performance rights vested (2)	32,911,441	30,057,808	12,836,169	4,770	5,186	1,892
Share issue costs	-	-	-	(99)	(618)	(780)
Balance at the end of the period	2,674,633,957	2,608,172,516	2,325,614,708	309,498	302,651	281,671

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

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
The Group is not subject to any externally imposed capital requirements.

During the six months ended 31 December 2025 the Company issued:
•	20,701,784 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan;
•	33,550,000 shares as a consequence of a share placement in July 2025.

During the year ended 30 June 2025 the Company issued:
•	30,057,808 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan;
•	252,500,000 shares as a consequence of a share placement in June 2025.

During the year ended 30 June 2024 the Company issued:
•	12,836,169 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan;
•	357,710 shares as a consequence of Options exercised under the Share Options Plan;
•	213,602,562 shares as a consequence of a share placement in May 2024.

During the year ended 30 June 2023 the Company issued:
•	7,518,847 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.

Share schemes

The Company has two share schemes in operation:
•	The Share Option Plan; and
•	The Equity Incentive Plan.

Under these plans ordinary shares have been granted to senior executives, employees and a number of consultants. Further details about the operation of these plans are set out in note 7.3, Shared-based payments. The Equity Incentive Plan is capable of issuing both options and performance rights. The pre-existing Share Option Plan will be phased out as existing options are issued or expire.

5.2.	Reserves

	Dec 31, 2025	June 30, 2025	June 30, 2024
	$’000	$’000	$’000

Equity compensation reserve
Balance at the beginning of period	10,583	9,663	7,278
Share based payment expensed/capitalized	1,707	6,106	4,277
Fair value of unlisted options exercised	-	-	-
Fair value of performance rights vested	(4,770)	(5,186)	(1,892)
Balance at the end of the period	7,520	10,583	9,663

Foreign currency translation reserve
Balance at the beginning of period	(13,030)	(12,761)	(12,716)
Foreign currency translation differences for foreign operations	207	(269)	(45)
Balance at the end of the period	(12,823)	(13,030)	(12,761)
Total reserves	(5,303)	(2,447)	(3,098)

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
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
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

There are no trade receivables past due or impaired at the end of the reporting period (June 30 2025: Nil, June 30 2024: Nil).

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

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
		Less than 1 year	1-2 years	2-5 years	More than 5 years	Total
Contractual cash flows	Note	$’000	$’000	$’000	$’000	$’000
Consolidated – December 31 2025
Payables	4.8	1,686	-	-	-	1,686
Lease Liabilities	4.8	167	163	14	-	344
Borrowings	4.9	-	-	-	-	-
Total		1,853	163	14	-	2,030
Consolidated – June 30 2025
Payables	4.8	2,408	-	-	-	2,408
Lease Liabilities	4.8	118	168	108	-	394
Borrowings	4.9	-	-	-	-	-
Total		2,526	168	108	-	2,802

Consolidated – June 30 2024
Payables	4.8	4,614	-	-	-	4,614
Lease Liabilities	4.8	41	29	13	-	83
Borrowings	4.9	1,200	-	-	-	1,200
Total		5,855	29	13	-	5,897

c)	Capital management risk

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

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
		Average rate for the year ended December 31 2025	Spot rate at the end of the reporting period 2025
Exchange rates applied during the year:
AUD / USD		0.6551	0.6678

	Transition	Fiscal	Fiscal
	2025	2025	2024
Financial instruments denominated in United States dollars	US$’000	US$’000	US$’000
Financial assets
Cash	10,145	16,398	11,513
Trade and other receivables	10	19	105
Financial liabilities
Trade and other payables	(497)	(321)	(120)
Provisions	-	-	-
Lease liabilities	(199)	(296)	(251)

An increase in the AUD:USD foreign exchange rate of 10% would result in a:
•	$1,014,533 increase in A$ cash balance (June 30, 2025: $1,639,839) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$974 increase in A$ receivables (June 30, 2025: $1,858) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$49,663 increase in payables (June 30, 2025: $32,146) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (June 30, 2024: nil) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$19,860 increase in provisions (June 30, 2024: $29,650) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

A decrease in the AUD:USD foreign exchange rate of 10% would result in:
•	$1,639,839 decrease in A$ cash balance (June 30, 2024: $1,639,839) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$974 decrease in A$ receivables (June 30, 2024: $1,858) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$49,663 decrease in payables (June 30, 2024: $32,146) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	No change to lease liabilities (June 30, 2024: nil) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.
•	$19,860 decrease in provisions (June 30, 2024: $29,650) with nil impact on current year loss because the impact is taken to foreign currency translation reserve.

Interest rate risk
The Company’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of reasonable possible changes in the market interest rates arise in relation to the Company’s bank balances.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

An increase of interest rates of 1% would result in $211,689 (June 30, 2025: $255,326) decrease in the current financial period loss and an increase in interest income related to cash deposits. A decrease of interest rates of 1% would result in $211,689 (June 30, 2025: $255,326) increase in the current financial period loss and a decrease in interest income related to cash deposits.

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
Commodity price risk
The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities is affected. The Company does not hedge its exposures.

Section 7.	Employee benefits and KPM disclosures

7.1.	Employee benefits expensed

	6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
	$’000	$’000	$’000	$’000
Non-Executive Director fees	205	410	410	401
Executive Director fees[2]	125	313	311	516
Employee benefits expense	1,289	2,485	2,990	3,674
Share-based payments	1,102	3,164	1,633	1,376
Total employee benefit expense	2,721	6,372	5,344	5,967

7.2.	Key management personnel disclosure

Key management personnel (KMP) comprised the following:

	6 months ended Dec 31, 2025	12 months ended June 30, 2025	12 months ended June 30, 2024	12 months ended June 30, 2023
	$’000	$’000	$’000	$’000
Salary and Short-term incentive	1,456	3,015	3,734	3,709
Post-employment benefits	38	75	121	101
Share-based payments	1,351	3,539	1,884	1,501
Total payments to KMP	2,845	6,629	5,739	5,311

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
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
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
Tranche 2: Nov 14, 2024
Performance rights – time-based
Retention on Employment	Agreements with recruits including vesting after 3 years. Conditional on the achievement of continuing employment.	N/A
LTI grants	42 months for 1 July 2025 (to transition to a calendar year performance period), thereafter 36 months. Conditional on the achievement of continuing employment.	N/A

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
Type	Key terms	Expiry Date
Performance rights – performance-based
LTI grants
•     42 months for 1 July 2025 (to transition to a calendar year performance period), thereafter 36 months
•     The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets:
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
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
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

•	The directors may limit the total number of options which may be exercised under the plan in any year.

A summary of options and performance rights on issue is set out in note 5.1.

	Number of performance rights	Weighted average exercise price	Number of performance rights	Weighted average exercise price
	December 31, 2025	December 31, 2025	June 30, 2025	June 30, 2025
Outstanding at the beginning of the financial period	63,290,529	$0.24	33,882,163	$0.37
Granted	58,967,942	$0.14	63,081,077	$0.19
Vested	(32,911,441)	$0.23	(30,057,807)	$0.27
Lapsed	(12,681,185)	$0.24	(3,614,904)	$0.47
Outstanding at the end of the financial period	76,665,845	$0.16	63,290,529	$0.24
Section 8.	Group Structure

8.1	Controlled entities

			2025	2024	2023
Controlled entities of ioneer Ltd	Note	Country of incorporation	ownership interest	ownership interest	ownership interest
Ioneer USA Corporation		USA	100	100	100
Ioneer Minerals Corporation		USA	100	100	100
Ioneer Holdings USA Inc.		USA	100	100	100
Ioneer Holdings Nevada Inc.		USA	100	100	100
Gerlach Gold LLC		USA	100	100	100
Paradigm AZ LLC		USA	100	100	100
Ioneer Rhyolite Ridge Holdings LLC		USA	100	100	100
Ioneer Rhyolite Ridge Midco LLC		USA	100	100	100
Ioneer Rhyolite Ridge LLC		USA	100	100	100
ioneer Canada ULC		Canada	100	100	100

Notes to the Consolidated Financial Statements
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
Section 9.	Other disclosures

9.1	Capital and other commitments

	Dec 31,	June 30,	June 30,
	2025	2025	2024
	$’000	$’000	$’000
Payable within one year
Water rights	1,594	1,336	498
Non-cancellable lease commitments	190	261	267
Exploration and evaluation expenditure commitments	-	317	216
Sub total	1,784	1,913	981
Payable after one year but not later than five years
Water rights	5,392	4,971	953
Non-cancellable lease commitments	163	288	54
Exploration and evaluation expenditure commitments	-	317	432
Sub total	5,555	5,576	1,439
Payable later than five years
Water rights	9,143	9,116	-
Non-cancellable operating lease rental commitments	-	-	-
Exploration and evaluation expenditure commitments	-	-	-
Sub total	9,143	9,116	-
Total commitments	16,482	16,605	2,420

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
For the six months ended December 31 2025 and years ended June 30 2025, 2024 and 2023
•	Pay Boundary Peak LLC US$3 million, or
•	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD $0.75 = AUD$1.00.

At the date of this report the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at December 31, 2025.

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

On 5 February 2026, Ioneer announced the issue of 400,000,000 new fully paid ordinary shares at an issue price of A$0.18 (~US$0.13) per share by way of a single-tranche placement for gross proceeds of A$72 million (~US$50 million). The placement was strongly supported by new and existing shareholders and will be used to accelerate the development of Rhyolite Ridge including long lead items and early works, to advance project readiness, fund environmental permitting expenses and commitments, pay other project costs and fund working capital, meet obligations under the closed DOE Loan and for general corporate purposes.

Other than as mentioned above, in the period since 31 December 2025 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

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
4.1+
Loan Arrangement and Reimbursement Agreement, dated January 17, 2025, by and between ioneer Rhyolite Ridge LLC and United States Department of Energy (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report of Form 20-F, filed on October 22, 2025)

4.2+
Sponsor Support, Share Retention and Subordination Agreement, dated January 17, 2025, by and among ioneer Ltd, ioneer Rhyolite Ridge LLC, United States Department of Energy, Citibank, N.A. and other parties thereto (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F, filed on October 22, 2025)

4.3+
Mining Lease and Option to Purchase Agreement, dated June 3, 2016, by and among Boundary Peak Minerals LLC, Paradigm Minerals Arizona Corporation and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on June 15, 2022)

4.4	Form of ioneer Ltd Employee and Consultant Share Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
4.5	Form of ioneer Ltd Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8, filed on July 14, 2022).
8.1	List of Subsidiaries of ioneer Ltd (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on June 3, 2022)
11.1	Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed on October 22, 2024)
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1**	Section 906 Certification of Chief Executive Officer
13.2**	Section 906 Certification of Chief Financial Officer
15.1*	Consent of Ernst & Young
15.2*	Consent of AtkinsRealis Canada Inc.
15.3*	Consent of Independent Mining Consultants, Inc.
15.4*	Consent of Westland Engineering & Environmental Services
15.5*	Consent of NewFields Mining Design & Technical Services, LLC
15.6*	Consent of Leonard Rice Consulting Water Engineers, Inc.
15.7*	Consent of Piteau Associates
15.8*	Consent of Geo-Logic Associates, Inc.
15.9*	Consent of Chad Yeftich
15.10*	Consent of Yoshio Nagai
15.11*	April 2026 S-K 1300 Technical Report Summary
97.1	Clawback Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F, filed on October 22, 2024)
101.1
The following financial statements from the Company’s Transition Report on Form 20-F for the six months ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Certain confidential information contained in this document, marked by ***, has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on Form 20-F filed on its behalf.

IONEER LTD

	By:	/s/ Bernard Rowe
Bernard Rowe
Managing Director and Chief Executive Officer
Date: April 29, 2026